Exhibit 99.1

Dear Abraxis BioScience, Inc. Stockholder:

As previously announced, the board of directors of Abraxis BioScience, Inc. (which we refer to as “Abraxis BioScience”) has approved a plan to separate into two independent publicly-traded companies, one holding the Abraxis Pharmaceutical Products business, which focuses primarily on manufacturing and marketing our oncology, anti-infective and critical care hospital-based generic injectable products and marketing our proprietary anesthetic/analgesic products (which we refer to collectively as the “hospital-based products business”), and the other holding the Abraxis Oncology and Abraxis Research businesses, which focus primarily on our internally developed proprietary product, Abraxane®, and our proprietary product candidates (which we refer to as the “proprietary products business”). Following completion of the separation and related transactions, Abraxis BioScience stockholders will own (i) shares of New Abraxis, Inc. (which we refer to as “New Abraxis”) and (ii) shares of APP Pharmaceuticals, Inc. (which we refer to as “New APP”). Following the separation and related transactions, New Abraxis will operate the proprietary products business and will change its name to “Abraxis BioScience, Inc.” New APP will continue to operate the hospital-based products business of Abraxis BioScience.

The distribution of New Abraxis common stock is scheduled to occur effective at 11:59 p.m., New York city time, on             , 2007. Holders of record of shares of Abraxis BioScience common stock as of the close of business on                 , 2007 will receive one share of New Abraxis common stock for every              shares of Abraxis BioScience common stock held. You will also retain your shares of Abraxis BioScience common stock, which we will refer to as shares of New APP. No action is required on your part to receive shares of New Abraxis common stock or New APP common stock. You will not be required to pay anything for the new shares or to surrender any Abraxis BioScience shares. The distribution of shares will be made in book-entry form, and physical stock certificates will be issued only upon request. No fractional shares will be issued, and you will receive a check for the equivalent of any fractional shares you otherwise would have received in the distribution.

We believe that the separation of the hospital-based products and proprietary products businesses into two independent publicly-traded companies is in the best interests of each of the businesses and our stockholders because it will enable New APP to raise substantial capital through a debt financing on better terms than would be available to us, approximately $725 million of the proceeds of which will be contributed to New Abraxis to fund its strategic initiatives, better enable each of New APP and New Abraxis to sell an equity interest in its business on favorable terms, result in enhanced and targeted analyst coverage of each of our two businesses, facilitate the growth of both of our businesses by providing equity currency for acquisitions in a manner that preserves capital with significantly less dilution of existing stockholders’ interests, and facilitate resolution of personnel hiring and compensation issues that have arisen or may arise as a result of our operation of two different businesses within a single company.

Abraxis BioScience has applied to list its shares of common stock following the transactions on the Nasdaq Global Market under the symbol “APPX.” In addition, we have applied to list the shares of New Abraxis common stock on the Nasdaq Global Market under the symbol “ABII.”

I encourage you to read carefully the enclosed information statement, which is being provided to all Abraxis BioScience stockholders. It describes the transactions in detail and contains important business and financial information about New Abraxis.

Sincerely,

Patrick Soon-Shiong, M.D.

Chairman and Chief Executive Officer

                    , 2007

NEW ABRAXIS, INC.

Dear New Abraxis, Inc. Stockholder:

We are very pleased to welcome you as a stockholder of New Abraxis, Inc.

New Abraxis is one of the few fully integrated biotechnology companies, with a breakthrough marketed product (Abraxane®), global ownership of its proprietary technology platform and pipeline, dedicated nanoparticle manufacturing capabilities for worldwide supply integrated with seasoned in-house capabilities, including discovery, clinical drug development, regulatory and sales and marketing. With 2007 revenues expected to approach $300 million, an anticipated capital infusion of approximately $725 million, a deep clinical pipeline with current annual global market size exceeding $5 billion, and the anticipated near-term global launch of Abraxane®, New Abraxis is positioned to emerge as a leading global biotechnology company with sustainable high growth and value creation for its stockholders.

New Abraxis is dedicated to the discovery, development and delivery of next-generation therapeutics and core technologies that offer patients safer and more effective treatments for cancer and other critical illnesses. New Abraxis’ portfolio includes the world’s first and only protein-based nanoparticle chemotherapeutic compound (Abraxane®) which is based on its proprietary tumor targeting technology known as the nab™ technology platform. This nab™ technology platform is the first to exploit the tumor’s biology against itself, taking advantage of an albumin-specific, receptor-mediated transport system and allowing the delivery of a drug from the vascular space across the blood vessel wall to the underlying tumor tissue. Abraxane® is the first clinical and commercial validation of this nab™ technology platform. From the discovery and research phase to development and commercialization, New Abraxis is committed to rapidly enhancing its product pipeline and accelerating the delivery of breakthrough therapies that will transform the lives of patients who need them.

We are very excited about our prospects and believe we will be even better positioned to realize growth opportunities as an independent company. Looking forward, we intend to continue to execute our strategies of growing our proprietary products business and enhancing our pipeline of products.

New Abraxis has applied to list its shares of common stock on the Nasdaq Global Market under the symbol “ABII.” Following the separation and related transactions, New Abraxis will change its name to “Abraxis BioScience, Inc.”

You are invited to learn more about our company by reading the enclosed information statement. On behalf of our board of directors, management team and employees, I thank you in advance for your support as we focus on delivering long-term stockholder value as an independent publicly-traded company.

Sincerely,

Patrick Soon-Shiong, M.D.

Chairman and Chief Executive Officer

                        , 2007

The information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission. This preliminary information statement shall not constitute an offer to sell or a solicitation of an offer to buy any securities.

SUBJECT TO COMPLETION, DATED NOVEMBER 2, 2007

INFORMATION STATEMENT

NEW ABRAXIS, INC.

Common Stock

(par value $0.001 per share)

This information statement is being furnished to holders of Abraxis BioScience common stock in connection with the plan by Abraxis BioScience to separate into two independent publicly-traded companies, one holding the Abraxis Pharmaceutical Products business, which focuses primarily on manufacturing and marketing our oncology, anti-infective and critical care hospital-based generic injectable products and marketing our proprietary anesthetic/analgesic products (which we refer to collectively as the “hospital-based products business”), and the other holding the Abraxis Oncology and Abraxis Research businesses, which focus primarily on our internally developed proprietary product, Abraxane®, and our proprietary product candidates (which we refer to as the “proprietary products business”). Following completion of the separation and related transactions, Abraxis BioScience stockholders will own (i) shares of New Abraxis, Inc. (which we refer to as “New Abraxis”) and (ii) shares of APP Pharmaceuticals, Inc. (which we refer to as “New APP”). Following the separation and related transactions, New Abraxis will operate the proprietary products business and will change its name to “Abraxis BioScience, Inc.” New APP will continue to operate the hospital-based products business of Abraxis BioScience.

We expect that the distribution will be made effective at 11:59 p.m., New York city time, on             , 2007, on a pro rata basis to the holders of record of Abraxis BioScience common stock as of the close of business on             , 2007. If you are a record holder of Abraxis BioScience common stock at the close of business on the record date, you will receive one share of New Abraxis common stock for every              shares of Abraxis BioScience common stock you then hold. The distribution of shares will be made in book-entry form, and physical stock certificates will be issued only upon request. You will receive a check for the cash equivalent of any fractional shares you otherwise would have received in the distribution.

You will not be required to pay for the shares of our common stock you receive in the distribution, to surrender or exchange your shares of Abraxis BioScience common stock in order to receive our common stock or take any other action in connection with the distribution. After the distribution, you will own shares of New Abraxis common stock and also retain your shares of Abraxis BioScience common stock, which we refer to as shares of New APP.

No public market currently exists for our common stock. However, we have applied to list our common stock on the Nasdaq Global Market under the symbol “ABII.” Abraxis BioScience has applied to list its common stock on the Nasdaq Global Market under the symbol “APPX” following the transactions. If the New Abraxis shares are accepted for listing on the Nasdaq Global Market, we expect that a limited trading market, known as a “when-issued” trading market, may develop shortly before the record date and that regular trading will begin on the first trading day after the effective date of the distribution.

Stockholders with inquiries relating to the distribution should contact American Stock Transfer & Trust Company, the distribution agent, at 59 Maiden Lane, Plaza Level, New York, New York 10038, telephone (800) 937-5449.

In reviewing this information statement, you should carefully consider the matters described under the caption “ Risk Factors” beginning on page 10.

No stockholder approval of the distribution is required or sought. We are not asking you for a proxy, and you are requested not to send us a proxy.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell, or the solicitation of an offer to buy, any securities.

The date of this information statement is                     , 2007.

SUMMARY

The following is a summary of some of the information contained elsewhere in this information statement. It is included for convenience only and should not be considered complete. This summary is qualified in its entirety by the more detailed information set forth elsewhere in this information statement, including our financial statements and notes thereto. We urge you to read carefully the entire information statement, especially the risks discussed under “Risk Factors” and our financial statements.

Unless the context otherwise requires, references in this information statement to “New Abraxis,” “we,” “us” and “our” refer to New Abraxis, Inc. and its subsidiaries, including our operating subsidiary Abraxis BioScience, LLC (which we refer to as New Abraxis, LLC in this information statement); references to “Old Abraxis” refer to Abraxis BioScience, Inc. prior to giving effect to the holding company merger described in this information statement; references to “Abraxis BioScience” refer to Old Abraxis prior to giving effect to the holding company merger or to APP Pharmaceuticals, Inc. (an entity formerly known as Generico Holdings, Inc. and created by Old Abraxis to effectuate the holding company merger) after the holding company merger and prior to giving effect to the separation and distribution; and references to “New APP” refer to APP Pharmaceuticals, Inc. and its subsidiaries, including its operating subsidiary APP Pharmaceuticals, LLC (which we refer to as New APP LLC in this information statement), but excluding New Abraxis, after giving effect to the separation and distribution. After giving effect to the separation and distribution, New Abraxis will change its name to “Abraxis BioScience, Inc.” The transaction in which we will be separated from Abraxis BioScience and become an independent publicly-traded company is sometimes referred to in this information statement as the “separation,” the “distribution” or the “spin-off.”

We describe in this information statement the business to be contributed to us by Abraxis BioScience as if it were our business for all historical periods described. However, we are a newly formed entity that will not conduct any operations prior to the separation and distribution. Following the separation and distribution, we will be an independent public company. Accordingly, our historical financial results as part of Abraxis BioScience contained herein may not reflect our financial results in the future as an independent company or what our financial results would have been had we been a stand-alone company during the periods presented.

Our Company

We are one of the few fully integrated biotechnology companies, with a breakthrough marketed product (Abraxane®), global ownership of our proprietary technology platform and clinical pipeline, dedicated nanoparticle manufacturing capabilities for worldwide supply integrated with seasoned in-house capabilities, including discovery, clinical drug development, regulatory and sales and marketing.

We are dedicated to the discovery, development and delivery of next-generation therapeutics and core technologies that offer patients safer and more effective treatments for cancer and other critical illnesses. Our portfolio includes the world’s first and only protein-based nanoparticle chemotherapeutic compound (Abraxane®) which is based on our proprietary tumor targeting technology known as the nab™ technology platform. This nab™ technology platform is the first to exploit the tumor’s biology against itself, taking advantage of an albumin-specific, receptor-mediated transport system and allowing the delivery of a drug from the vascular space across the blood vessel wall to the underlying tumor tissue. Abraxane® is the first clinical and commercial validation of our nab™ technology platform. From the discovery and research phase to development and commercialization, we are committed to rapidly enhancing our product pipeline and accelerating the delivery of breakthrough therapies that will transform the lives of patients who need them.

We own the worldwide rights to Abraxane®, a next-generation, nanometer-sized, solvent-free taxane that was approved by the U.S. Food and Drug Administration, or the FDA, in January 2005 for its initial indication in the treatment of metastatic breast cancer and launched in February 2005. We believe the successful launch of Abraxane® validates our nab™ tumor targeting technology, a novel biologically interactive (receptor-mediated) system to deliver chemotherapeutic agents in high concentrations preferentially to all tumors secreting a protein called SPARC, which attracts and binds to albumin. Abraxane® revenue for the six months ended June 30, 2007 and the year ended December 31, 2006 was $149.6 million and $174.9 million, respectively, which included recognized deferred revenue related to our June 2006 co-promotion agreement with AstraZeneca UK Limited. Both NDC and IMS data continue to demonstrate the positive growth trend in Abraxane® usage. According to IMS data, Abraxane® continues to be the fastest growing taxane in the United States with unit volume growth of 46% in the second quarter of 2007 versus the same period in 2006.

Our research and development approach is based on the integration of our nab™ tumor targeting technology, our natural product drug discovery platform, our multi-functional chemistry capabilities with our in-house clinical trial and regulatory strengths combined with our unique nanoparticle manufacturing capabilities. Our product pipeline includes over five clinical oncology and cardiovascular product candidates in various stages of testing and development, including Abraxane® and Coroxane™ for various indications. We also have over 45 discovery product candidates and novel chemical entities for various diseases, including cancer, multiple sclerosis and Alzheimer’s. We believe the application of our nab™ technology will serve as the platform for the development of numerous drugs for the treatment of cancer and other critical illnesses. To leverage in-house manufacturing, clinical trial and regulatory expertise, we will continue to supplement our discovery efforts through technology acquisitions and external collaborations with academia and start-up biotechnology companies. We have begun executing this strategy through strategic alliances or licensing arrangements with Biocon Limited, the Buck Institute for Age Research, the California NanoSystems Institute at UCLA, Dana-Farber Cancer Institute and the University of Southern California, among others.

In July 2007, we acquired Watson Pharmaceuticals, Inc.’s sterile injectable manufacturing facility in Phoenix, Arizona. This fully-equipped facility, comprising approximately 200,000 square feet, includes manufacturing as well as chemistry and microbiology laboratories and has the ability to manufacture lyophilized, or freeze dried, powders, suspension products, and aqueous and oil solutions. We expect that this facility, along with our manufacturing facilities in Melrose Park, Illinois and Barbengo, Switzerland, will globally manufacture our current and future proprietary products, including Abraxane®.

Our Strategy

Our goal is to become the leading fully integrated global biotechnology company focused on the discovery, development, marketing and sale of next-generation therapeutics for cancer and other critical illnesses, including multiple sclerosis and Alzheimer’s. The key elements of our strategy include:

•

Commercialize Abraxane® Globally. We have a dedicated sales and marketing team, comprised of approximately 165 sales, marketing and medical sales and support staff members, who will continue to target key segments of the oncology markets, including leading oncologists, cancer centers and the oncology distribution channel. In April 2006, to accelerate the market penetration of Abraxane®, we entered into a co-promotion and strategic marketing services agreement with AstraZeneca UK Limited to co-promote Abraxane® in the United States. With regard to the global commercialization of Abraxane®, in June 2006, we received regulatory approval from the Therapeutic Products Directorate of Health Canada to market Abraxane® for the treatment of metastatic breast cancer in Canada. In addition, in October 2007, we received regulatory approval from India’s Drug Controller General to market Abraxane® for the treatment of metastatic breast cancer in India. We have filed for regulatory approval of Abraxane® in Australia, China, the European Union, Korea and Russia. In October 2007, we received a positive opinion from the European Committee for Human Medicinal Products (CHMP) in favor of approval of Abraxane® for the treatment of metastatic breast cancer in women who have failed therapy in the first-line setting. The positive opinion from the CHMP is the final step before formal approval to market Abraxane® in Europe. A formal decision by the European Commission on marketing authorization is expected within the next three to four months. We plan to file for regulatory approval of Abraxane® for various indications in Japan and Taiwan, among other countries. We plan to develop or acquire regulatory, sales and marketing expertise in each of our target jurisdictions.

•

Expand Indications for Abraxane®. We will continue to pursue an aggressive and comprehensive clinical development plan to maximize the commercial potential and clinical knowledge of Abraxane®. As of June 30, 2007, approximately 20 company-sponsored Abraxane® clinical studies and approximately 120 investigator-initiated Abraxane® clinical studies were planned or underway for various indications, of which more than 40 had active patient enrollment. The investigator-initiated studies generally are intended to advance the clinical knowledge of Abraxane® . We will continue to study the use of Abraxane® in a variety of oncology settings and intend to focus our Phase III trials in first-line metastatic breast cancer, first-line non-small cell lung cancer (NSCLC) and melanoma, all of which are expected to be superiority trials utilizing weekly dosing schedules of Abraxane®. Special Protocol Assessments (SPA) for the design of the NSCLC and melanoma Phase III trials were submitted to the FDA in the first quarter of 2007. In October 2007, we reached a definitive agreement with the FDA under the SPA process regarding the design of the Phase III NSCLC trial. In the agreement, the FDA determined that the design and planned analysis of the study addresses the objectives necessary to support a regulatory submission. Patient enrollment in the Phase III NSCLC trial will begin immediately, and the Phase III melanoma trial is expected to begin in the fourth quarter of 2007. We currently are seeking a strategic partner for the ongoing clinical development of Coroxane™ for various cardiovascular applications.

•

Develop our Clinical Pipeline. We intend to continue to leverage our nab™ tumor targeting technology and our internal clinical development and regulatory expertise to develop numerous product candidates for the treatment of cancer and other critical illnesses. The following product candidates have reached the clinical development phase: nab™-docetaxel (ABI-008), nab™-rapamycin (ABI-009) and nab™-17AAG (ABI-010), each for the treatment of solid tumors. In the second quarter of 2007, we initiated two of four planned Phase I/II trials with nab™-docetaxel. These two Phase I/II trials will evaluate the safety, tolerability and anti-tumor activity of nab™-docetaxel given every three weeks for the treatment of hormone refractory prostate cancer and metastatic breast cancer. We filed an investigational new drug application, or IND, for nab™-rapamycin in December 2006, and clinical studies for this product candidate are expected to begin in the fourth quarter of 2007. We have confirmed with the FDA our clinical development plan for nab™-17AAG and intend to submit an IND for nab™-17AAG in the fourth quarter of 2007. We anticipate filing an IND for nab™-thiocolchine dimer (ABI-011), a novel chemical entity with anti-topoisomerase and tubulin activity, in 2008. An important strategy underway is the development of an informatics and electronic systems to streamline our clinical trial management processes, including establishing alliances to enhance patient accrual and provide efficient methods of data capture.

•

Develop our Discovery Pipeline. We have established a proprietary natural product library of broad chemical diversity for drug discovery. The library currently represents approximately 100,000 semi-purified screening samples derived from microorganisms retrieved from over 30,000 soil samples representing geographic, habitat and genetic diversity from all over the world. New strains of microorganisms are continuously being added from our soil sample collection, and we believe the millions of microorganisms in each soil sample provide us with an almost limitless resource for continuing to create new and targeted libraries of natural product chemical diversity for drug discovery. Natural products are an important component of our drug discovery strategy and, with the capability of overcoming water insolubility through the use of our nab™ technology, we believe we have the unique opportunity to translate water insoluble compounds discovered from our natural product library into clinical applications.

•

Pursue the Discovery and Development of Product Candidates Based on the Approach of Predictive, Personalized Evidence-Based Medicine. In recent years, research studies on a global scale have attempted to define subsets of biochemical markers that may be useful predictors of response to treatments (evaluated through clinical response, toxicity and time to disease progression) and prognostic markers which are equally as important in determining the aggressiveness of cancers as well as other diseases. The era of predictive, personalized evidence-based medicine has emerged, and a strategic focus for our company will be to identify compounds with specific activity linked to specific biological markers related to specific disease states. One of our goals is to combine prognostic markers with specific therapeutic agents, which would enable clinicians to tailor therapy to the molecular profile of the patient while minimizing life-threatening toxicities.

•

Pursue Proprietary Pharmaceutical Product Opportunities. We intend to acquire or license rights to proprietary pharmaceutical products in our focus therapeutic areas, allowing us to enhance our market presence and visibility. We intend to take advantage of our relationships and resources in the oncology area by entering into marketing and distribution collaborations with pharmaceutical companies that are developing proprietary products. We also intend to explore unique business expansion opportunities relating to our nab™ tumor targeting technology, including collaborative relationships to reformulate the products of others using our nab™ technology.

•

Complement Internal Growth with Strategic Acquisitions. We believe opportunities exist for us to enhance our competitive position by acquiring companies with complementary products and technologies. We also may invest in or acquire additional manufacturing capacity to meet projected demand for our future products.

The Holding Company Merger and the Separation and Distribution

On the distribution date, Old Abraxis will effect a holding company merger whereby Abraxis BioScience will become a holding company and its business will become held by its wholly-owned limited liability company, New Abraxis, LLC. We refer to this merger as the “holding company merger.” On the distribution date, following the effective time of the holding company merger and pursuant to the separation and distribution agreement, New Abraxis, LLC will contribute the hospital-based products business to its wholly-owned subsidiary, New APP LLC, which we refer to as the “New APP LLC asset contribution.” Immediately following the New APP LLC asset contribution, New Abraxis, LLC will distribute its interest in New APP LLC to Abraxis Bioscience, which we refer to as the “New APP distribution.” Following the New APP distribution, New APP LLC will be a wholly-owned subsidiary of Abraxis BioScience. Abraxis BioScience will then transfer all of its interest in New Abraxis, LLC to us, and New Abraxis, LLC will become our wholly-owned subsidiary. Also, in connection with the separation and distribution, Abraxis BioScience and its subsidiaries will incur approximately $1.0 billion of indebtedness and, in addition, will enter into a $150 million revolving credit facility. Approximately $240 million of the proceeds of this indebtedness will be used to repay in full Old Abraxis’ revolving credit facility; approximately $20 million will be used to pay fees and expenses related to the debt financing; and approximately $725 million will be contributed to us. New APP LLC and New APP will be solely responsible for servicing the debt following the transactions. Following these transactions, we will change our name to “Abraxis BioScience, Inc.”

Reasons for the Separation and Distribution

The board of directors of Old Abraxis has determined that separating our business from Abraxis BioScience’s hospital-based products business and distributing our common stock to its stockholders is in the best interests of both businesses and Abraxis BioScience’s stockholders. Old Abraxis’ board of directors believes that the separation of our proprietary products business from the hospital-based products business, which will be operated by New APP following the separation and distribution, will enable each company to enhance its strategic, financial and operational flexibility and unlock its long-term value. Among other things, the separation will:

•

enable New APP to raise substantial capital through a debt financing on better terms than would be available to Abraxis BioScience, approximately $725 million of the proceeds of which will be contributed to us to fund our strategic initiatives;

•	better enable each of New APP and New Abraxis to sell an equity interest in its business on favorable terms;

•	result in enhanced and targeted analyst coverage of each of Abraxis BioScience’s two businesses;

•

facilitate the growth of both of Abraxis BioScience’s businesses by providing equity currency for acquisitions in a manner that preserves capital with significantly less dilution of existing stockholders’ interests; and

•	facilitate resolution of personnel hiring and compensation issues that have arisen or may arise as a result of the operation of two different businesses within a single company.

For more information about our business and a further explanation of the reasons for the separation and distribution, see “Business” beginning on page 68 and “The Separation and Distribution—Reasons for the Separation and Distribution” beginning on page 30.

Risk Factors

Our business, financial condition and/or results of operations could be materially adversely affected by any of the risks described under “Risk Factors” beginning on page 10, including, among others, the following risks:

•	We are highly dependent upon the strong market acceptance of Abraxane®.

•	Proprietary product development efforts may not result in commercial products.

•	We have no history operating as an independent company, and we may be unable to make the changes necessary to operate successfully as an independent company.

•	Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the transactions.

•	We will be dependent upon New APP LLC to manufacture Abraxane® for a term of four or five years, and the manufacture of pharmaceutical products is highly regulated.

Corporate Information

We are a Delaware corporation that was formed in June 2007. Our chief executive officer and entities affiliated with him beneficially owned as of June 30, 2007 approximately 84% of Abraxis BioScience’s common stock, excluding shares held in treasury, and will beneficially own the same percentage of our common stock immediately following the separation and related transactions. Our principal executive offices are located at 11755 Wilshire Boulevard, Suite 2000, Los Angeles, California 90025, and our telephone number is (310) 883-1300. Our internet address following the separation and related transactions will be www.abraxisbio.com. Information contained on our website does not and will not constitute a part of this information statement.

This information statement contains product names, trademarks and trade names of our company, including Abraxane®, nab™ and Coroxane™, and other organizations.

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

Please see “The Separation and Distribution” for a more detailed description of the matters summarized below.

How will the distribution work?

Following final approval of the distribution by the Abraxis BioScience board of directors, and pursuant to the terms and conditions of a separation and distribution agreement to be entered into between us, Abraxis BioScience, New Abraxis, LLC and New APP LLC, all of the outstanding shares of our common stock will be distributed pro rata to the holders of record of Abraxis BioScience common stock as of the close of business on                     , 2007. In the distribution, each holder of Abraxis BioScience common stock will receive one share of New Abraxis common stock for every                      shares of Abraxis BioScience common stock held of record as of the close of business on                     , 2007. The number of shares of our common stock that will be distributed to holders of Abraxis BioScience common stock will be reduced to the extent that cash payments are to be made in lieu of the issuance of fractional shares of our common stock. Holders of Abraxis BioScience common stock will also retain their shares, which we refer to as shares of New APP common stock following the separation and distribution. For a more detailed description, see “The Separation and Distribution.”

What will New Abraxis’ relationship with New APP be after the distribution?

After the distribution, we and New APP will be independent, publicly-traded companies. Prior to the distribution, we and Abraxis BioScience will enter into several agreements relating to the continued provision of certain administrative and other services for a limited transition period, and certain other matters. See “Relationship Between New APP and Us After the Separation and Distribution” beginning on page 89.

When will the distribution be effected?	11:59 p.m., New York City time, on , 2007.

What is the record date for the distribution?	Close of business on , 2007.

What do I have to do to participate in the distribution?

You are not required to take any action to receive shares of New Abraxis common stock in the distribution. No vote of Abraxis BioScience stockholders will be taken for the distribution. If you are the holder of record of shares of Abraxis BioScience common stock as of the close of business on                     , 2007, a book-entry will be made reflecting your ownership of shares of our common stock. Physical stock certificates will be issued only upon request. Do not mail in Abraxis BioScience common stock certificates in connection with the distribution.

How many shares of New Abraxis common stock will I receive?

Each record holder of Abraxis BioScience common stock will receive one share of New Abraxis common stock for every              shares of Abraxis BioScience common stock that such record holder owned as of the record date. No fractional shares of our common stock will be issued in the distribution.

How will fractional shares be treated?

If you would be entitled to receive a fractional share of our common stock in the distribution, you will instead receive a cash payment. Fractional shares will be aggregated by the distribution agent into whole shares and sold in the public market at prevailing market prices. The aggregate net proceeds of these sales will be distributed ratably, after making certain deductions, to those Abraxis BioScience stockholders who would otherwise have received fractional shares. The distribution agent, in its sole discretion, without any influence by Abraxis BioScience or us, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either Abraxis BioScience or us. None of Abraxis BioScience, our company or the distribution agent will guarantee any minimum sale price for the fractional shares of our common stock. For a discussion of the material U.S. federal income tax consequences of the distribution, including the receipt of cash in lieu of fractional shares, please see “Material U.S. Federal Income Tax Consequences” below.

What is book-entry?

The book-entry system allows registered stockholders to hold their shares without physical stock certificates. For additional information, see “The Separation and Distribution—Manner of Effecting the Separation and Distribution” beginning on page 33.

What will happen to restricted stock units and stock options?

Following the distribution, holders of Abraxis BioScience restricted stock units (RSUs) and stock options whose employment related to the proprietary products business will have their RSUs and stock options converted into newly-issued New Abraxis RSUs and stock options, with the same terms as the corresponding Abraxis BioScience RSUs and stock options, except that appropriate adjustments to the RSUs and stock options will be made as necessary by reason of the transaction. Holders of Abraxis BioScience RSUs and stock options whose employment related to the hospital-based products business will retain their Abraxis BioScience RSUs and stock options, except that appropriate adjustments to the RSUs and stock options will be made as necessary by reason of the transaction. For additional information, see “The Separation and Distribution—Treatment of Employee Stock Options and Restricted Stock Units.”

Does New Abraxis intend to pay dividends on New Abraxis common stock?

No. We currently intend to retain earnings to support our operations and to finance the growth and development of our business. Therefore, we do not expect to pay any cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors in accordance with applicable law.

Where will I be able to trade my shares of New Abraxis common stock?

There is not currently a public market for our common stock. We have applied to list our common stock on the Nasdaq Global Market under the symbol “ABII.” We anticipate that trading in our common stock will commence on a “when-issued” basis shortly before the record date. When-issued trading refers to a transaction made conditionally because the security has not yet been issued. On the first trading day following the distribution date, when issued trading in respect of our common stock will end and “regular way” trading will begin. Regular way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a transaction. We cannot predict the trading prices for our common stock before or after the distribution date.

Will the number of shares of Abraxis BioScience common stock I own change as a result of the distribution?

No. The number of shares of Abraxis BioScience common stock (which we refer to as New APP common stock following the separation and distribution) you own will not change as a result of the distribution.

What will happen to the listing of Abraxis BioScience common stock?

Abraxis BioScience (referred to as New APP following the separation and distribution) has applied to list its shares of common stock on the Nasdaq Global Market under the symbol of “APPX” following the separation and distribution.

Will the separation and distribution affect the trading price of my New APP common stock?

Yes. After the separation and distribution, the trading price of New APP common stock may be lower than the trading price of the Abraxis BioScience common stock immediately prior to the separation and distribution. Moreover, until the market has evaluated the operations of New APP without the operations of New Abraxis, the trading price of New APP common stock may fluctuate significantly. Abraxis BioScience believes the separation of New Abraxis from New APP offers its stockholders the greatest long-term value. However, the combined trading prices of New APP common stock and New Abraxis common stock after the separation and distribution may be more or less than the trading price of Abraxis BioScience common stock prior to the separation and distribution. See “Risk Factors—Risks Related To Our Separation From Abraxis BioScience” beginning on page 18.

Whom do I contact for information regarding New Abraxis and the separation?	You should direct inquiries relating to the separation to:

Abraxis BioScience, Inc.
11755 Wilshire Boulevard, Suite 2000
Los Angeles, California 90025
Attention: Investor Relations
Phone: (310) 883-1300

SUMMARY HISTORICAL COMBINED FINANCIAL INFORMATION

The following table sets forth our summary historical financial information derived from our audited combined financial statements as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, and our unaudited interim combined financial statements for the six months ended June 30, 2007 and 2006. Such summary financial information may not be indicative of our future performance as an independent company. In our opinion, all adjustments, which consist only of normal and recurring accruals, considered necessary for a fair presentation have been included in our unaudited combined financial statements. The summary financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited interim combined condensed financial statements and notes thereto and the combined financial statements and notes thereto included elsewhere in this information statement.

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2007	2006	2006	2005	2004
	(in thousands)
	(unaudited)
Combined Statement of Operations Data:
Net revenue	$155,110	$71,540	$182,287	$135,675	$237
Cost of sales	14,558	11,055	21,183	25,092	340

Gross profit (loss)	140,552	60,485	161,104	110,583	(103)
Operating expenses:
Research and development	32,660	35,839	68,005	50,337	34,896
Selling, general and administrative	122,247	41,881	114,530	67,997	41,645
Amortization of 2006 Merger related intangibles	19,305	8,044	27,349	—	—
2006 Merger related in-process research and development charge	—	83,447	83,447	—	—
Other 2006 Merger related costs	—	12,373	16,722	—	—
Equity in net income of Drug Source Company, LLC	(1,896)	(750)	(2,776)	(1,843)	(2,373)

Total operating expense	172,316	180,834	307,277	116,491	74,168
Loss from operations	(31,764)	(120,349)	(146,173)	(5,908)	(74,271)
Interest income and other	396	438	399	287	70
Interest expense	(57)	(4,681)	(4,741)	(6,563)	(2,100)

Loss before income taxes	(31,425)	(124,592)	(150,515)	(12,184)	(76,301)
Provision (benefit) for income taxes	(11,783)	(15,902)	(25,964)	478	—

Net loss	$(19,642)	$(108,690)	$(124,551)	$(12,662)	$(76,301)

Other Data:
Cash flow provided by (used in) operations	$(18,963)	$184,699	$170,870	$(22,272)	$(88,671)
Purchases of property, plant and equipment and other non-current assets	(18,165)	(26,117)	(79,231)	(18,375)	(29,333)
Cash flow provided by (used in) financing operations	37,097	(161,426)	(94,398)	40,728	119,458
Combined Balance Sheet Data:
Working capital (deficiency)	$42,532	$(6,814)	$25,093	$55,232	$(11,540)
Total assets	794,984	694,555	764,783	179,080	115,993
Total liabilities	300,291	295,361	305,762	244,724	68,501
Net investment (deficit) in New Abraxis	494,693	399,194	459,021	(65,644)	47,492

RISK FACTORS

In addition to the information contained elsewhere in this information statement, you should consider carefully the following risk factors related to New Abraxis and the separation and distribution.

This information statement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this information statement. See “Special Note On Forward-Looking Statements.”

Risks Related To Our Business And Industry

We have been operating at a loss.

We have experienced significant operating losses in each year of our business. We had a net loss of approximately $19.6 million, $124.6 million and $12.7 million for the six months ended June 30, 2007 and the years ended December 31, 2006 and 2005, respectively. We expect to incur additional operating losses for the foreseeable future until we generate sufficient Abraxane® revenues to offset our research and development activities to support our continuing product development efforts.

We are highly dependent upon the strong market acceptance of Abraxane®.

Our future profitability is highly dependent on the strong market acceptance of Abraxane®. For the six months ended June 30, 2007, total Abraxane® revenue was $149.6 million, including $18.2 million of recognized deferred revenue relating to the co-promotion agreement with AstraZeneca. For the year ended December 31, 2006, total Abraxane® revenue was $174.9 million, including $18.2 million of recognized deferred revenue relating to the co-promotion agreement with AstraZeneca. Because Abraxane® is our only approved product, Abraxane® revenue represented approximately 96.4% and 96.0% of our revenues for the six months ended June 30, 2007 and the year ended December 31, 2006, respectively. We anticipate that sales of Abraxane® will remain a substantial portion of our total revenue over the next several years. However, a number of pharmaceutical companies are working to develop alternative formulations of paclitaxel and other cancer drugs and therapies, any of which may compete directly or indirectly with Abraxane® and which might adversely affect the commercial success of Abraxane®.

Abraxane® could lose market share or revenue due to numerous factors, many of which are beyond our control, including:

•	lower prices offered on similar products by other manufacturers;

•	substitute or alternative products or therapies;

•	development by others of new pharmaceutical products or treatments that are more effective than Abraxane®;

•	introduction of other generic equivalents or products which may be therapeutically interchanged with Abraxane®;

•	interruptions in manufacturing or supply;

•	changes in the prescribing practices of physicians;

•	changes in third-party reimbursement practices; and

•	migration of key customers to other manufacturers or sellers.

In addition, we will continue to make a significant investment in Abraxane®, including costs associated with conducting clinical trials and obtaining necessary regulatory approvals for the use of Abraxane® in other indications and settings and in other jurisdictions, expansion of our marketing, sales and manufacturing staff, the acquisition of paclitaxel raw material, and the manufacture of finished product. The success of Abraxane® in the Phase III trial for metastatic breast cancer and other clinical trials may not be representative of future clinical trial results for Abraxane® with respect to other clinical indications. The results from clinical, pre-clinical studies and early clinical trials conducted to date may not be predictive of results to be obtained in later clinical trials, including those ongoing at present. Further, the commencement and completion of clinical trials may be delayed by many factors that are beyond our control, including:

•	slower than anticipated patient enrollment;

•	difficulty in finding and retaining patients fitting the trial profile or protocols; and

•	adverse events occurring during the clinical trials.

Although approved by the U.S. Food and Drug Administration, or the FDA, for the indication of metastatic breast cancer in January 2005, Abraxane® may not generate sales sufficient to recoup our investment. Our inability to successfully manufacture, market and commercialize Abraxane® would materially adversely affect our business, results of operations and financial condition.

Proprietary product development efforts may not result in commercial products.

We intend to maintain an aggressive research and development program for proprietary pharmaceutical products. Successful product development in the biotechnology industry is highly uncertain, and statistically very few research and development projects produce a commercial product. Product candidates that appear promising in the early phases of development, such as in early stage human clinical trials, may fail to reach the market for a number of reasons, including:

•	the product candidate did not demonstrate acceptable clinical trial results even though it demonstrated positive pre-clinical trial results;

•	the product candidate was not effective in treating a specified condition or illness;

•	the product candidate had harmful side effects in humans or animals;

•	the necessary regulatory bodies, such as the FDA, did not approve a product candidate for an intended use;

•	the product candidate was not economical to manufacture and commercialize;

•	other companies or people have or may have proprietary rights to a product candidate, such as patent rights, and will not let the product candidate be sold on reasonable terms, or at all; or

•	the product candidate is not cost effective in light of existing therapeutics.

We may be required to perform additional clinical trials or change the labeling of our products if side effects or manufacturing problems are identified after our products are on the market.

If side effects are identified after any of our products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and product recalls, reformulation of products, additional clinical trials, changes in labeling of products, and changes to or re-approvals of our manufacturing facilities may be required, any of which could have a material adverse effect on sales of the affected products and on our business and results of operations.

After products are approved for commercial use, we or regulatory bodies could decide that changes to the product labeling are required. Label changes may be necessary for a number of reasons, including the identification of actual or theoretical safety or efficacy concerns by regulatory agencies or the discovery of significant problems with a similar product that implicates an entire class of products. Any significant concerns raised about the safety or efficacy of our products could also result in the need to recall products, reformulate those products, to conduct additional clinical trials, to make changes to the manufacturing processes, or to seek re-approval of the manufacturing facilities. Significant concerns about the safety and effectiveness of a product could ultimately lead to the revocation of our marketing approval. The revision of product labeling or the regulatory actions described above could be required even if there is no clearly established connection between the product and the safety or efficacy concerns that have been raised. The revision of product labeling or the regulatory actions described above could have a material adverse effect on sales of the affected products and on our business and results of operations.

If we or our suppliers are unable to comply with ongoing and changing regulatory standards, sales of our products could be delayed or prevented.

Virtually all aspects of our business, including the development, testing, manufacturing, processing, quality, safety, efficacy, packaging, labeling, record-keeping, distribution, storage and advertising and promotion of our products and disposal of waste products arising from these activities, are subject to extensive regulation by federal, state and local governmental authorities in the United States, including the FDA and the Department of Health and Humans Services Office of Inspector General (OIG). Our business is also subject to regulation in foreign countries. Compliance with these regulations is costly and time-consuming.

Our manufacturing facilities and procedures and those of our suppliers are subject to ongoing regulation, including periodic inspection by the FDA and foreign regulatory agencies. For example, manufacturers of pharmaceutical products must comply with detailed regulations governing current good manufacturing practices, including requirements relating to quality control and quality assurance. We must spend funds, time and effort in the areas of production, safety, quality control and quality assurance to ensure compliance with these regulations. In late December 2006, Old Abraxis received a warning letter from the FDA regarding the Melrose Park facility following a periodic review of the facility earlier in the year. The focus of the letter was the agency’s belief that Old Abraxis needed to accelerate the implementation of certain improvements that were presented by Old Abraxis, as well as make some of the improvements more robust. The FDA completed its re-inspection of the facility in September 2007. Based on that re-inspection, in October 2007, the FDA informed us that we had satisfactorily resolved the issues associated with the warning letter and began approving New APP’s pending product applications at that facility. Prior to the receipt of the warning letter, Old Abraxis had adopted a four-year modernization plan for the Melrose Park facility with estimated minimum capital expenditures of approximately $12 million. To date, Old Abraxis has spent approximately $6.8 million under the modernization plan. The total amount of, timing of implementing and percentage of completion under the modernization plan may vary and will depend upon, among other things, our ongoing compliance with FDA and other regulatory standards, changes in equipment technology and our anticipated manufacturing capacity and utilization. Notwithstanding the fact that New APP LLC will lease the Melrose Park facility from us for a term of four or five years following the separation and related transactions, we generally will be responsible for the cost of implementing the modernization plan. We cannot assure that our manufacturing facilities or those of our suppliers will not be subject to regulatory action in the future.

Our products must receive appropriate regulatory clearance before they can be sold in a particular country, including the United States. We may encounter delays in the introduction of a product as a result of, among other things, insufficient or incomplete submissions to the FDA for approval of a product and changes in regulatory policy during the period of product development or during the regulatory approval process. The FDA has the authority to revoke drug approvals previously granted and remove from the market previously approved products for various reasons, including issues related to current good manufacturing practices for that particular product or in general. We may be subject from time to time to product recalls initiated by us or by the FDA. Delays in obtaining regulatory approvals, the revocation of a prior approval, or product recalls could impose significant costs on us and adversely affect our ability to generate revenue.

Our inability or the inability of our suppliers to comply with applicable FDA and other regulatory requirements can result in, among other things, warning letters, fines, consent decrees restricting or suspending our manufacturing operations, delay of approvals for new products, injunctions, civil penalties, recall or seizure of products, total or partial suspension of sales and criminal prosecution. Any of these or other regulatory actions could materially adversely affect our business and financial condition.

We depend on third parties to supply raw materials and other components and may not be able to obtain sufficient quantities of these materials, which will limit our ability to manufacture our products on a timely basis and harm our operating results.

The manufacture of Abraxane® requires, and our product candidates will require, raw materials and other components that must meet stringent FDA requirements. Some of these raw materials and other components are available only from a limited number of sources. We have entered into agreements with Indena SpA and ScinoPharm Taiwan, Ltd. to supply us with paclitaxel, the active pharmaceutical ingredient in Abraxane®. One of the suppliers is currently in the process of being qualified by the appropriate regulatory authorities. We believe there currently are more than 15 potential commercial suppliers of paclitaxel raw material. We have not historically experienced any paclitaxel supply shortages. Additionally, we maintain a safety stock supply of paclitaxel to mitigate any supply disruption. As of June 30, 2007, our inventory included $23.6 million of whole plant paclitaxel, which was approved for use in our Melrose Park manufacturing facility by the FDA in August 2006. We believe our current paclitaxel inventory is sufficient to meet our needs for at least the next 18 months. We also generally maintain at least four months of finished goods inventory of Abraxane®. Additionally, our regulatory approvals for each particular product denote the raw materials and components, and the suppliers for such materials, we may use for that product. Obtaining approval to change, substitute or add a raw material or component, or the supplier of a raw material or component, can be time consuming and expensive, as testing and regulatory approval are necessary. If our suppliers are unable to deliver sufficient quantities of these materials on a timely basis or we encounter difficulties in our relationships with these suppliers, the manufacture and sale of our products may be disrupted, and our business, operating results and reputation could be adversely affected.

The injectable pharmaceutical products markets are highly competitive, and if we are unable to compete successfully, our revenue will decline and our business will be harmed.

The markets for injectable pharmaceutical products are highly competitive, rapidly changing and undergoing consolidation. Abraxane® competes, directly or indirectly, with the primary taxanes in the market place, including Bristol-Myers Squibb’s Taxol® and its generic equivalents, Sanofi-Aventis’ Taxotere® and other cancer therapies. Many pharmaceutical companies have developed and are marketing, or are developing, alternative formulations of paclitaxel and other cancer therapies that may compete directly or indirectly with Abraxane®. Many of our competitors have significantly greater research and development, financial, sales and marketing, manufacturing, regulatory and other resources than us. As a result, they may be able to devote greater resources to the development, manufacture, marketing or sale of their products, receive greater resources and support for their products, initiate or withstand substantial price competition, more readily take advantage of acquisition or other opportunities, or otherwise more successfully market their products.

Any reduction in demand for our products could lead to a decrease in prices, fewer customer orders, reduced revenues, reduced margins, reduced levels of profitability, or loss of market share. These competitive pressures could adversely affect our business and operating results.

Other companies may claim that we infringe on their intellectual property or proprietary rights, which could cause us to incur significant expenses or prevent us from selling our products.

Our success depends in part on our ability to operate without infringing the patents and proprietary rights of third parties. The manufacture, use and sale of new products with conflicting patent rights have been subject to substantial litigation in the pharmaceutical industry. These lawsuits relate to the validity and infringement of patents or proprietary rights of third parties. A number of pharmaceutical companies, biotechnology companies, universities and research institutions may have filed patent applications or may have been granted patents that cover aspects of our products or our licensors’ products, product candidates or other technologies.

Future or existing patents issued to third parties may contain claims that conflict with our products. We may be subject to infringement claims from time to time in the ordinary course of our business, and third parties could assert infringement claims against us in the future with respect to Abraxane®, products that we may develop or products that we may license. We currently are involved in a patent infringement lawsuit against Élan Pharmaceutical Int’l Ltd. See “Business—Legal Proceedings” below. Litigation or interference proceedings could force us to:

•	stop or delay selling, manufacturing or using products that incorporate or are made using the challenged intellectual property;

•	pay damages; or

•	enter into licensing or royalty agreements that may not be available on acceptable terms, if at all.

Any litigation or interference proceedings, regardless of their outcome, would likely delay the regulatory approval process, be costly and require significant time and attention of key management and technical personnel.

Our inability to protect our intellectual property rights in the United States and foreign countries could limit our ability to manufacture or sell our products.

We rely on trade secrets, unpatented proprietary know-how, continuing technological innovation and patent protection to preserve our competitive position. Our patents and those for which we have licensed or will license rights, including for Abraxane®, may be challenged, invalidated, infringed or circumvented, and the rights granted in those patents may not provide proprietary protection or competitive advantages to us. We and our licensors may not be able to develop patentable products. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be sufficient to protect the technology owned by or licensed to us. Third-party patents could reduce the coverage of the patents licensed, or that may be licensed to or owned by us. If patents containing competitive or conflicting claims are issued to third parties, we may be prevented from commercializing the products covered by such patents, or may be required to obtain or develop alternate technology. In addition, other parties may duplicate, design around or independently develop similar or alternative technologies.

We may not be able to prevent third parties from infringing or using our intellectual property. We generally control and limit access to, and the distribution of, our product documentation and other proprietary information. Despite our efforts to protect this proprietary information, however, unauthorized parties may obtain and use information that we regard as proprietary. Other parties may independently develop similar know-how or may even obtain access to these technologies.

The laws of some foreign countries do not protect proprietary information to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary information in these foreign countries.

The U.S. Patent and Trademark Office and the courts have not established a consistent policy regarding the breadth of claims allowed in pharmaceutical patents. The allowance of broader claims may increase the incidence and cost of patent interference proceedings and the risk of infringement litigation. On the other hand, the allowance of narrower claims may limit the value of our proprietary rights.

We may have potential conflicts of interest with New APP.

Conflicts of interest may arise between New APP and us in a number of areas relating to our past and ongoing relationships, including:

•	business opportunities that may be attractive to both New APP and us;

•	manufacturing and transitional service arrangements we will enter into with New APP;

•	lease agreements we will enter into with New APP; and

•	employee retention and recruiting.

Our Chief Executive Officer and Chairman of our board of directors, Patrick Soon-Shiong, M.D., is also the chief executive officer and chairman of the board of directors of New APP. Dr. Soon-Shiong also beneficially owns approximately 84% of the outstanding capital stock of New APP. Accordingly, he may experience conflicts of interest with respect to decisions involving business opportunities and similar matters that may arise in the ordinary course of our business, on the one hand, and the business of New APP, on the other hand.

We expect to resolve potential conflicts of interest on a case-by-case basis, in the manner required by applicable law and customary business practices. In connection with the separation and related transactions, we will enter into an agreement with New APP under which we and New APP will acknowledge and agree that Dr. Soon-Shiong and Ms. Gopala may serve as an officer of both companies and receive compensation from either or both companies. New APP will also acknowledge and agree in this agreement that neither Dr. Soon-Shiong nor Ms. Gopala will have any obligation to present to New APP any business or corporate opportunity that may come to his or her attention other than certain business opportunities relating to the manufacture or sale of products that either were manufactured and sold by the hospital-based products business prior to the separation or were the subject of an ANDA filed prior to the separation and related transactions. This agreement does not ensure the continued services of either Dr. Soon-Shiong or Ms. Gopala following the separation and related transactions, restrict these individuals from resigning from our company or restrict our board of directors from terminating their employment with us. In connection with the private letter ruling, Old Abraxis has represented to the Internal Revenue Service that no person will serve as an executive officer of both New Abraxis and New APP one year following the distribution. Resolutions of some potential conflicts of interest are subject to review and approval by the audit committee of our board of directors or approval by another independent committee of our board of directors. We still may be unable, however, to resolve some potential conflicts of interest with New APP and Dr. Soon-Shiong and, even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

The strategy to license rights to or acquire and commercialize proprietary, biological injectable or other specialty injectable products may not be successful, and we may never receive any return on our investment in these products.

We may license rights to or acquire products or technologies from third parties. Other companies, including those with substantially greater financial and sales and marketing resources, will compete with us to license rights to or acquire these products and technologies. We may not be able to license rights to or acquire these proprietary or other products or technologies on acceptable terms, if at all. Even if we obtain rights to a pharmaceutical product and commit to payment terms, including, in some cases, significant up-front license payments, we may not be able to generate product sales sufficient to create a profit or otherwise avoid a loss.

A product candidate may fail to result in a commercially successful drug for other reasons, including the possibility that the product candidate may:

•	be found during clinical trials to be unsafe or ineffective;

•	fail to receive necessary regulatory approvals;

•	be difficult or uneconomical to produce in commercial quantities;

•	be precluded from commercialization by proprietary rights of third parties; or

•	fail to achieve market acceptance.

The marketing strategy, distribution channels and levels of competition with respect to any licensed or acquired product may be different from those of Abraxane®, our current product, and we may not be able to compete favorably in any new product category.

We may become subject to federal false claims or other similar litigation brought by private individuals and the government.

The Federal False Claims Act allows persons meeting specified requirements to bring suit alleging false or fraudulent Medicare or Medicaid claims and to share in any amounts paid to the government in fines or settlement. These suits, known as qui tam actions, have increased significantly in recent years and have increased the risk that a health care company will have to defend a false claim action, pay fines and/or be excluded from Medicare and Medicaid programs. Federal false claims litigation can lead to civil monetary penalties, criminal fines and imprisonment and/or exclusion from participation in Medicare, Medicaid and other federally funded health programs. Other alternate theories of liability may also be available to private parties seeking redress for such claims. A number of parties have brought claims against numerous pharmaceutical manufacturers, and we cannot be certain that such claims will not be brought against us, or if they are brought, that such claims might not be successful.

We may need to change our business practices to comply with changes to, or may be subject to charges under, the fraud and abuse laws.

We are subject to various federal and state laws pertaining to health care fraud and abuse, including the federal Anti-Kickback Statute and its various state analogues, the federal False Claims Act and marketing and pricing laws. Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state health care programs such as Medicare and Medicaid. We may have to change our advertising and promotional business practices, or our existing business practices could be challenged as unlawful due to changes in laws, regulations or rules or due to administrative or judicial findings, which could materially adversely affect our business.

We face uncertainty related to pricing and reimbursement and health care reform.

In both domestic and foreign markets, sales of our products will depend in part on the availability of reimbursement from third-party payors such as government health administration authorities, private health insurers, health maintenance organizations and other health care-related organizations. Effective January 1, 2006, we received a unique reimbursement “J” code for Abraxane® from the Centers for Medicare and Medicaid Services. That code allows providers to bill Medicare for the use of Abraxane®. We believe that most major insurers reimburse providers for Abraxane® use consistent with the FDA-approved indication, which we believe is consistent with the reimbursement practices of major insurers for other drugs containing paclitaxel for the same indication. However, reimbursement by such payors is presently undergoing reform, and there is significant uncertainty at this time how this will affect sales of certain pharmaceutical products. There is possible U.S. legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare, the importation of prescription drugs that are marketed outside the U.S. and sold at prices that are regulated by governments of various foreign countries.

Medicare, Medicaid and other governmental reimbursement legislation or programs govern drug coverage and reimbursement levels in the United States. Federal law requires all pharmaceutical manufacturers to rebate a percentage of their revenue arising from Medicaid-reimbursed drug sales to individual states. For Abraxane® and any other proprietary products, which are marketed and sold under new drug applications, manufacturers are required to rebate the greater of (a) 15.1% of the average manufacturer price or (b) the difference between the average manufacturer price and the lowest manufacturer price for products sold during a specified period.

Both the federal and state governments in the United States and foreign governments continue to propose and pass new legislation, rules and regulations designed to contain or reduce the cost of health care. Existing regulations that affect the price of pharmaceutical and other medical products may also change before any of our products are approved for marketing. Cost control initiatives could decrease the price that we receive for any product we develop in the future. In addition, third-party payers are increasingly challenging the price and cost-effectiveness of medical products and services and litigation has been filed against a number of pharmaceutical companies in relation to these issues. Additionally, significant uncertainty exists as to the reimbursement status of newly approved injectable pharmaceutical products. Our products may not be considered cost effective or adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an adequate return on our investment.

State pharmaceutical marketing compliance and reporting requirements may expose us to regulatory and legal action by state governments or other government authorities.

In recent years, several states, including California, Vermont, Maine, Minnesota, New Mexico and West Virginia, in addition to the District of Columbia, have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs and file periodic reports on sales, marketing, pricing and other activities. Similar legislation is being considered in other states. Many of these requirements are new and uncertain, and available guidance is limited. We are continuing to assess our compliance with these state laws. Unless we are in full compliance with these laws, we could face enforcement action and fines and other penalties and could receive adverse publicity, all of which could harm our business.

We may be required to defend lawsuits or pay damages for product liability claims.

Product liability is a major risk in testing and marketing biotechnology and pharmaceutical products. We may face substantial product liability exposure in human clinical trials and for products that we sell after regulatory approval. Historically, Abraxis BioScience has carried product liability insurance. We expect to maintain insurance coverage for product liability claims in the aggregate amount of at least $100 million, including primary and excess coverages, which we believe is reasonably adequate coverage. Product liability claims, regardless of their merits, could exceed policy limits, divert management’s attention and adversely affect our reputation and the demand for these products.

We depend heavily on the principal members of our management and research and development teams, the loss of whom could harm our business.

We depend heavily on the principal members of our management and research and development teams, including Dr. Patrick Soon-Shiong, Chief Executive Officer, Lisa Gopalakrishnan, Chief Financial Officer, Carlo Montagner, President of the Abraxis Oncology division, Bruce Wendel, Executive Vice President of Corporate Operations and Development, Neil P. Desai, Vice President of Research and Development, and Nicholas Everett, Chief Scientist, Drug Discovery. Each of the members of the executive management team is employed “at will.” Only Mr. Montagner and Ms. Gopalakrishnan have employment agreements with us. The loss of the services of any member of the executive management team may significantly delay or prevent the achievement of product development or business objectives.

To be successful, we must attract, retain and motivate key employees, and the inability to do so could seriously harm our business and operations.

To be successful, we must attract, retain and motivate executives and other key employees. We face competition for qualified scientific, technical and other personnel, which may adversely affect our ability to attract and retain key personnel. We also must continue to attract and motivate employees and keep them focused on our strategies and goals. As a pharmaceutical company that markets, sells and distributes both hospital-based generic injectable products and proprietary pharmaceutical products, Abraxis BioScience in the past experienced some difficulty in attracting and retaining key employees. We believe this difficulty is primarily due to the issues related to compensating employees that sell one of these two different types of products. We believe that the separation and related transactions will facilitate the resolution of the compensation issues that have arisen as a result of the operation of two different businesses within a single company. See “The Separation and Distribution—Reasons for the Separation and Distribution—Targeted Incentives for Employees.”

If we are unable to integrate successfully potential future acquisitions, our business may be harmed.

As part of our business strategy and growth plan, we may acquire businesses, technologies or products that we believe will complement our business. The process of integrating an acquired business, technology or product may result in unforeseen operating difficulties and expenditures and may require significant management attention that would otherwise be available for ongoing development of our existing business. In addition, we may not be able to maintain the levels of operating efficiency that any acquired company achieved or might have achieved separately. Successful integration of the companies that we may acquire will depend upon our ability to, among other things, eliminate redundancies and excess costs. As a result of difficulties associated with combining operations, we may not be able to achieve cost savings and other benefits that it might hope to achieve with acquisitions. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities or have an undesirable impact on our financial statements.

Risks Related To Our Separation From Abraxis BioScience

We have no history operating as an independent company, and we may be unable to make the changes necessary to operate successfully as an independent company.

Prior to the separation, our business was operated by Abraxis BioScience as part of its broader corporate organization rather than as a stand-alone company. Abraxis BioScience assisted us by providing financing and corporate functions such as human resources, information technology, internal audit, tax and accounting functions. Following the separation and distribution, New APP (as the successor to Abraxis BioScience) will have no obligation to provide assistance to us other than the interim services which will be provided by New APP and which are described in “Relationship Between New APP and Us After the Separation and Distribution.” These interim services include, among other things, manufacturing services, information technology services, accounting and finance services and human resources support. Because our business has not recently been operated as an independent company, we cannot assure you that we will be able to successfully implement the changes necessary to operate independently or that we will not incur additional costs operating independently that would have a negative effect on our business, results of operations and financial condition.

In addition, prior to the separation, our business was able to leverage Abraxis BioScience’s size, relationships and purchasing power in procuring goods, services and technology (including office supplies, computer software licenses and equipment), travel and all employee benefits plans for which per employee cost was based on number of lives covered. Our separation from Abraxis BioScience will have a significant impact on the per employee cost for certain coverage such as health care and disability.

We are in the process of creating our own, or engaging third parties to provide, systems and business functions to replace many of the systems and business functions Abraxis BioScience provides us. We will also need to make significant investments to develop our independent ability to operate without Abraxis BioScience’s existing operational and administrative infrastructure. These initiatives will be costly to implement, and we may not be successful in implementing these systems and business functions.

Our historical and pro forma financial information may not be representative of our future results as an independent company.

The historical financial and pro forma financial information we have included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been an independent company during the periods presented or what our results of operations, financial position and cash flows will be in the future when we are an independent company. This is primarily because:

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our historical and financial information reflects allocations for services historically provided to us by Abraxis BioScience, which allocations may not reflect the costs we will incur for similar services in the future as an independent company; and

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our historical and financial information does not reflect changes that we expect to incur in the future as a result of our separation from Abraxis BioScience, including changes in the cost structure, personnel needs, financing and operations of the contributed business as a result of the separation from Abraxis BioScience and from reduced economies of scale.

Following the separation and distribution, we also will be responsible for the additional costs associated with being an independent public company, including costs related to corporate governance and listed and registered securities. Therefore, our financial statements may not be indicative of our future performance as an independent company. For additional information about our past financial performance and the basis of presentation of our financial statements, please see “Selected Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto included elsewhere in this information statement.

Our separation from Abraxis BioScience may present significant challenges.

There is a significant degree of difficulty and management distraction inherent in the process of our separating from Abraxis BioScience. These difficulties include:

•	the challenge of effecting the separation while carrying on the ongoing operations of each business;

•	preserving customer, supplier and other important relationships of each business;

•	the potential difficulty in retaining key officers and personnel of each company; and

•	separating corporate infrastructure, including systems, insurance, accounting, legal, finance, tax and human resources, for each of the two new public companies.

Following the separation, our corporate offices will continue to be located in Los Angeles, California and New APP’s corporate offices will continue to be located in Schaumburg, Illinois. The following individuals are expected to serve as our executive officers following the separation: Dr. Patrick Soon-Shiong, Chief Executive Officer; Lisa Gopalakrishnan, Chief Financial Officer; Carlo Montagner, President of the Abraxis Oncology division; and Bruce Wendel, Executive Vice President of Corporate Operations and Development. The following individuals are expected to serve as executive officers of New APP following the separation: Dr. Soon-Shiong, Chief Executive Officer; Ms. Gopalakrishnan, Chief Financial Officer; Tom Silberg, President; Frank Harmon, Chief Operating Officer; and Richard Maroun, Chief Administrative Officer and General Counsel. In connection with the private letter ruling, Old Abraxis has represented to the Internal Revenue Service that no person will serve as an executive officer of both New Abraxis and New APP one year following the distribution. We anticipate that it generally will take up to 24 months to completely separate the two companies, with the exception of manufacturing activities which New APP LLC will undertake for us and certain lease arrangements, which will last for a period of four or five years. Our separation from Abraxis BioScience may not be successfully or cost-effectively completed. The failure to do so could have an adverse effect on our business, financial condition and results of operations.

The process of separating operations could cause an interruption of, or loss of momentum in, the activities of one or more of our businesses. Members of our senior management may be required to devote considerable amounts of time to this separation process, which will decrease the time they will have to manage our business, service existing customers, attract new customers and develop new products or strategies. If our senior management is not able to manage effectively the separation process, or if any significant business activities are interrupted as a result of the separation process, our business could suffer.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the transactions. If we are unable to achieve and maintain effective internal controls, our business, financial position and results of operations could be adversely affected.

Our financial results previously were included within the consolidated results of Abraxis BioScience. However, we were not directly subject to the reporting and other requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. As a result of the separation, we will be directly subject to the reporting and other obligations under the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley

Act of 2002, which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm addressing such assessments. These reporting and other obligations will place significant demands on our management and administrative and operational resources, including accounting resources.

To comply with these requirements, it is anticipated that we will need to upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional legal, accounting and finance staff. If we are unable to upgrade our financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. In addition, if we are unable to conclude that our internal control over financial reporting is effective (or if the auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on our management’s assessment or on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports.

Our management will be responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those written policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States;

•	provide reasonable assurance that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Management of Old Abraxis identified a material weakness in its internal control over financial reporting relating to the accounting for income taxes and, as a result, concluded that its internal control over financial reporting was not effective as of December 31, 2006, March 31, 2007 and June 30, 2007. Specifically, there were ineffective controls relating to procedures to reconcile the income tax accounts to supporting detail. This control deficiency resulted in material errors in the accounting for income taxes, but the errors were corrected prior to the issuance of the annual financial statements. In response to the material weakness identified, Old Abraxis has taken steps to strengthen its internal control over financial reporting. In particular, Old Abraxis evaluated and continues to evaluate the roles and functions within the tax department and added permanent personnel to support internal control over financial reporting relative to income taxes. Management has contracted technical resources to enhance existing policies and procedures, and management continues to perform additional control procedures relative to financial reporting of income taxes. Additionally, Old Abraxis plans to provide additional training related to internal control over financial reporting and accounting for income taxes as well as implement additional controls. However, this material weakness has not yet been fully remediated. Because our financial statements are derived from the financial statements of Old Abraxis, we believe we will have to respond to similar issues in our internal control over financial reporting and accounting for income taxes. To the extent the material weakness is not remediated, the effectiveness of our internal control over financial reporting may be adversely affected, which is turn could result in a material misstatement in our financial statements not being prevented or detected and/or loss of investor confidence in the accuracy and completeness of our financial reports. Any failure to achieve and maintain effective internal controls could have an adverse effect on our business, financial position and results of operations.

The loss of the assets, revenue, cash flows and results of operations of Abraxis BioScience will adversely affect our financial position and operations.

Our assets, revenue, cash flows and results of operations are currently included in the consolidated financial statements of Abraxis BioScience. If the separation is completed, our assets, revenue, cash flows and results of operations will no longer be included in the consolidated financial statements of Abraxis BioScience, and our financial positions and results of operations will therefore be significantly different than they were prior to completion of the transactions and, following completion of the transactions, will have materially less assets, revenue and cash flows than Abraxis BioScience currently has on a consolidated basis. Abraxis BioScience’s diversification resulting from operating the hospital-based products business alongside the proprietary products business tends to mitigate financial and operational volatility. The separation will eliminate that diversification, and we may experience increased volatility in terms of cash flow and operating results.

We may be required to indemnify New APP and may not be able to collect on indemnification rights from New APP.

Under the terms of the separation and distribution agreement, we will agree to indemnify New APP from and after the distribution with respect to all liabilities of Abraxis BioScience not related to its hospital-based products business and the use by New APP of any trademarks or other source identifiers owned by us. Similarly, New APP will agree to indemnify us from and after the distribution with respect to all liabilities of Abraxis BioScience related to its hospital-based products business and the use by us of any trademarks or other source identifiers owned by New APP. Under the terms of the tax allocation agreement, we will agree to indemnify New APP against all tax liabilities to the extent they relate to the proprietary products business, and New APP will agree to indemnify us against all liabilities to the extent they relate to the hospital-based products business. In addition, we will agree to indemnify New APP for any taxes resulting from a failure of the distribution to qualify as a tax-free distribution under Section 355 and Section 368(a)(1)(D) of the Internal Revenue Code, unless such failure results solely from specified acts of New APP after the distribution. Under the terms of the manufacturing agreement, we will indemnify New APP from any damages resulting from a third-party claim caused by or alleged to be caused by (i) our failure to perform our obligations under the manufacturing agreement; (ii) any product liability claim arising from the negligence, fraud or intentional misconduct of us or any of our affiliates or any product liability claim arising from our manufacturing obligations (or any failure or deficiency in our manufacturing obligations) under the manufacturing agreement; (iii) any claim that the manufacture, use or sale of Abraxane® or our pipeline products infringes a patent or any other proprietary right of a third party; or (iv) any recall, product liability claim or other third-party claim not arising from the gross negligence or bad faith of, or intentional misconduct or intentional breach of the manufacturing agreement by, New APP by reason of the $100 million limitation of liability described below. We will also indemnify New APP for liabilities that it becomes subject to as a result of its activities under the manufacturing agreement and for which it is not responsible under the terms of the manufacturing agreement. New APP will indemnify us from any damages resulting from a third-party claim caused by or alleged to be caused by (i) New APP’s gross negligence, bad faith, intentional misconduct or intentional failure to perform its obligations under the manufacturing agreement; or (ii) any product liability claim arising from the gross negligence or bad faith of, or intentional misconduct or intentional breach of the manufacturing agreement by, New APP. New APP generally will not have any liability for monetary damages to us or third parties in connection with the manufacturing agreement for damages in excess of $100 million in the aggregate. There are no time limits on when an indemnification claim must be brought and no other monetary limits on the amount of indemnification that may be provided. Please see “Relationship Between New APP and Us After the Separation and Distribution—Separation and Distribution Agreement—Mutual Release; Indemnification,” “—Tax Allocation Agreement” and “—Manufacturing Agreement” for additional information regarding these indemnification obligations. These indemnification obligations could be significant. Our ability to satisfy any of these indemnification obligations will depend upon the future financial strength of our company. We cannot determine whether we will have to indemnify New APP for any substantial obligations after the separation. We also cannot assure you that, if New APP becomes obligated to indemnify us for any substantial obligations, New APP will have the ability to satisfy those obligations. Any indemnification payment by us, or any failure by New APP to satisfy its indemnification obligations, could have a material adverse effect on our business.

We will be dependent upon New APP LLC to manufacture Abraxane® for a term of four or five years, and the manufacture of pharmaceutical products is highly regulated.

In connection with the separation and distribution agreement, we will enter into a manufacturing agreement with New APP LLC, a subsidiary of New APP, for the manufacture of Abraxane® and our pipeline products whereby New APP LLC will agree to undertake certain of the tasks necessary to manufacture Abraxane® and our pipeline products until December 31, 2011, with this agreement automatically extended by one year if either New APP LLC elects to exercise its option to extend the lease on our Melrose Park manufacturing facility or we elect to exercise our option to extend the lease on New APP’s Grand Island manufacturing facility. Accordingly, we will be dependent upon New APP LLC to manufacture our products. The amount and timing of resources that New APP LLC devotes to the manufacture of our products is not within our direct control. Further, in the event of capacity constraints at the manufacturing facilities, the manufacturing agreement provides that the available capacity will be prorated between us and New APP LLC according to the parties’ then current use of manufacturing capacity at the relevant facilities. Any loss in manufacturing capacity pursuant to these proration provisions could be detrimental to our business and operating results. While the manufacturing agreement allows us to override these proration provisions, we may only do so by paying New APP LLC additional fees under the manufacturing agreement. If we are forced to pay New APP LLC additional fees to retain our capacity rights under the manufacturing agreement, it could be detrimental to our operating results. See “Relationship Between New APP and Us After the Separation and Distribution—Manufacturing Agreement.”

The manufacture of pharmaceutical products is highly exacting and complex, due in part to strict regulatory requirements and standards which govern both the manufacture of a particular product and the manufacture of these types of products in general. Problems may arise during their manufacture due to a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures and environmental factors. If problems arise during the production of a batch of product, that batch of product may have to be discarded. This could, among other things, lead to loss of the cost of raw materials and components used and lost revenue. If such problems are not discovered before the product is released to the market, recall costs may also be incurred. Under the terms of the manufacturing agreement, we have the final responsibility for release of the products manufactured pursuant to the manufacturing agreement and will bear all expenses in connection with any recall of products, unless the recall is a result of New APP LLC’s gross negligence, bad faith, intentional misconduct or intentional breach, in which case New APP LLC would bear all costs and expenses related to such product recall, subject to the $100 million limit on liability under the manufacturing agreement. To the extent New APP LLC encounters difficulties or problems with respect to the manufacture of our pharmaceutical products, including Abraxane®, this may be detrimental to our business, operating results and reputation.

Risks Related To The Distribution

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile.

Prior to the separation, there has been no trading market for our common stock. Accordingly, we cannot predict the extent to which investors’ interest will lead to a liquid trading market or whether and to what extent the market price of our common stock will be volatile. Abraxis BioScience believes that the separation offers its stockholders the greatest long-term value. However, the combined trading prices of New APP common stock and our common stock after the separation may be greater than, equal to or less than the trading price of Abraxis BioScience common stock prior to the separation. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risk factors listed in this information statement or for reasons unrelated to our specific performance such as reports by industry analysts, investor perceptions or negative announcements by our competitors regarding their own performance, as well as general economic and industry conditions. In addition, when the market price of a company’s common stock drops significantly, stockholders often initiate securities class action lawsuits against that company. A lawsuit against us, regardless of merit, could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

Although we have applied to list our common stock on the Nasdaq Global Market, there is no existing market for our common stock. We cannot assure you as to the trading prices for our common stock after trading begins. Until our common stock is fully distributed and an orderly market develops, the trading prices for our common stock may be adversely affected by the sale of a substantial number of shares. Prices for our common stock may also be influenced by the depth and liquidity of the market for our common stock, investor perceptions about us and our business, our future financial results, the absence of cash dividends on our common stock and general economic and market conditions. In addition, the smaller size of our market capitalization after the separation and distribution compared to the market capitalization of Abraxis BioScience prior to the separation and distribution may result in the loss of stock research analyst coverage of us. The absence of analyst coverage makes it difficult for a company to find and hold a stock market following.

After the distribution, many of our stockholders may hold odd lots or blocks of less than 100 shares of our common stock. An investor selling an odd lot may be required to pay a higher commission rate than an investor selling round lots or blocks of 100 shares.

Substantial sales of our common stock following the separation and distribution could depress the market price of our common stock.

All of the shares of our common stock issued in the distribution, other than shares issued to our affiliates, will be eligible for immediate resale in the public market. Although shares issued to our affiliates are not immediately freely tradable, under the provisions of the registration rights agreement entered into in connection with the 2006 Merger, we will grant registration rights to the former ABI shareholders, including our Chief Executive Officer, Dr. Soon-Shiong. Under the registration rights agreement, the former ABI shareholders will have the right to require us to register all or a portion of the shares of our common stock they receive in the distribution. In addition, the former ABI shareholders may require us to include their shares in future registration statements that we file and our Chief Executive Officer may require us to register shares for resale on a Form S-3 registration statement. Upon registration, the registered shares generally will be freely tradeable in the public market without restriction. However, in connection with any underwritten offering, the holders of registrable securities will agree to lock up any other shares for up to 90 days and will agree to a limit on the maximum number of shares that can be registered for the account of the holders of registrable securities under so-called “shelf” registration statements. Please see “Certain Relationships and Related Transactions—Registration Rights” for additional information regarding our registration obligations.

It is possible that some Abraxis BioScience stockholders will sell shares of our common stock received in the distribution for various reasons, including the fact that our business profile or market capitalization as an independent company does not fit their investment objectives. Substantial sales of our shares, or the perception that such sales might occur, could depress the market price for our shares. Our Chief Executive Officer and entities affiliated with him will beneficially own approximately 84% of our outstanding common stock following the separation. In connection with Old Abraxis requesting from the Internal Revenue Service a private letter ruling regarding the U.S. federal income tax consequences of the transactions, our Chief Executive Officer, his wife and certain entities affiliated with him have represented to the Internal Revenue Service that they have no current plan or intention to sell their shares after the distribution. We cannot predict whether substantial amounts of our common stock will be sold in the open market following the distribution.

Our Chief Executive Officer and entities affiliated with him collectively own a significant percentage of our common stock and could exercise significant influence over matters requiring stockholder approval, regardless of the wishes of other stockholders.

Our Chief Executive Officer and entities affiliated with him will collectively beneficially own approximately 84% of our outstanding common stock following our separation from Abraxis BioScience. Accordingly, they will have the ability to significantly influence all matters requiring stockholder approval, including the election and removal of directors and approval of significant corporate transactions such as mergers, consolidations and sales of assets. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control or impeding a merger or consolidation, takeover or other business combination, which could cause the market price of our common stock to fall or prevent our stockholders from receiving a premium in such a transaction. This significant concentration of stock ownership may adversely affect the market for and trading price of our common stock if investors perceive that conflicts of interest may exist or arise.

Our stock price may be volatile in response to market and other factors.

The market price for our common stock may be volatile and subject to price and volume fluctuations in response to market and other factors, including the following, some of which are beyond our control:

•	variations in our quarterly operating results from the expectations of securities analysts or investors;

•	revisions in securities analysts’ estimates;

•	announcements of technological innovation or new products by us or our competitors;

•	announcements by us or our competitors of significant acquisition, strategic partnerships, joint ventures or capital commitments;

•	general technological, market or economic trends;

•	investor perception of our industry or our prospects;

•	insider selling or buying;

•	investors entering into short sale contracts;

•	regulatory developments affecting our industry; and

•	additions or departures of key personnel.

We will not be subject to the provisions of Section 203 of the Delaware General Corporation Law, which could negatively affect your investment.

We will elect in our certificate of incorporation to not be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or, in certain cases, within three years prior, did own) 15% or more of the corporation’s voting stock. Our decision not to be subject to Section 203 will allow, for example, our Chief Executive Officer (who with members of his immediate family and entities affiliated with him will beneficially own approximately 84% of our common stock) to transfer shares in excess of 15% of our voting stock to a third-party free of the restrictions imposed by Section 203. This may make us more vulnerable to takeovers that are completed without the approval of our board of directors and/or without giving us the ability to prohibit or delay such takeovers as effectively. These provisions could also limit the price that investors would be willing to pay in the future for shares of our common stock.

Under U.S. federal bankruptcy laws or comparable provisions of state fraudulent transfer laws, you could be required to return all or a portion of the shares received in the distribution.

Prior to the separation and distribution, Abraxis BioScience and/or one or more of its subsidiaries intends to incur approximately $1.0 billion dollars in indebtedness and contribute approximately $725 million of those proceeds to us prior to the separation. Abraxis BioScience and/or one or more of its subsidiaries also intends to enter into a $150 million revolving credit facility. If Abraxis BioScience is insolvent or rendered insolvent as a result of the distribution of our common stock to the holders of Abraxis BioScience common stock, or if any of Abraxis BioScience and/or one or more of its subsidiaries that incurs a portion of the indebtedness is insolvent or rendered insolvent either as a result of the incurrence of the indebtedness or the ultimate dividend/transfer of the proceeds of such indebtedness to us, there is a risk that a creditor (or a creditor representative) of Abraxis BioScience could bring fraudulent transfer claims to recover all or a portion of our common stock received in the separation and distribution and that the persons receiving such distributions would be required to return all or a portion of such distributions if such claims were successful. It is a condition to the completion of the transactions that Abraxis BioScience receive opinions of a valuation firm with respect to Abraxis BioScience and its subsidiaries’ solvency at the time it declares the distributions and at the time the distributions are made.

If the holding company merger does not qualify as a reorganization under Section 368(a)(1) of the Internal Revenue Code, then Old Abraxis and Old Abraxis stockholders may be responsible for payment of significant U.S. federal income taxes, and if the distribution does not constitute a tax-free distribution under Section 355 of the Internal Revenue Code, then New APP and New APP stockholders may be responsible for payment of significant U.S. federal income taxes.

The obligations of the parties to effect the transactions are conditioned upon the receipt of a private letter ruling from the Internal Revenue Service to the effect that (i) the holding company merger qualifies as a reorganization under Section 368(a)(1)(F) of the Internal Revenue Code and (ii) the contribution of New Abraxis, LLC to us, which we refer to as the “proprietary contribution,” the cash contribution and the distribution qualify as a reorganization under Section 368(a)(1)(D) of the Internal Revenue Code and, subject to the following sentence, the distribution qualifies for nonrecognition treatment under Sections 355(a) and 361(c) of the Internal Revenue Code. Old Abraxis received the private letter ruling on October 5, 2007. The private letter ruling, however, does not address two requirements under Section 355 of the Internal Revenue Code on which the Internal Revenue Service will not rule (namely, that the distribution (a) is motivated, in whole or substantial part, by one or more corporate business purposes and (b) is not being used principally as a device for the distribution of the earnings and profits of New APP, New Abraxis or both). Thus, the obligations of the parties to effect the proprietary contribution, the cash contribution and the distribution also are conditioned upon the receipt of an opinion of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to Abraxis BioScience, to the effect that these two requirements should be satisfied.

The private letter ruling is based, in part, and the opinion of counsel will be based, in part, on assumptions and representations as to factual matters made by, among others, Old Abraxis, Dr. Soon-Shiong, his wife, and certain Old Abraxis stockholders, as requested by the Internal Revenue Service or counsel, which, if incorrect, could jeopardize the conclusions reached by the Internal Revenue Service and counsel. The private letter ruling does not address certain material legal issues that could affect its conclusions (including whether the distribution is motivated, in whole or substantial part, by one or more corporate business purposes, whether the distribution is being used principally as a device for the distribution of the earnings and profits of New APP, New Abraxis or both, and whether the distribution and any acquisition or acquisitions are part of a plan or series of related transactions under Section 355(e) of the Internal Revenue Code), and reserves the right of the Internal Revenue Service to raise such issues upon a subsequent audit. Opinions of counsel neither bind the Internal Revenue Service or any court, nor preclude the Internal Revenue Service from adopting a contrary position.

On the distribution date, Old Abraxis, Abraxis BioScience and New Abraxis, LLC (a limited liability company wholly-owned by Abraxis BioScience) will effect a holding company merger. In the holding company merger, Old Abraxis will merge with and into New Abraxis, LLC. If the holding company merger does not qualify as a reorganization under Section 368(a)(1) of the Internal Revenue Code, each Old Abraxis stockholder who receives Abraxis BioScience common stock (which we refer to as New APP common stock after the separation and distribution) in exchange for Old Abraxis common stock will recognize taxable gain or loss equal to the difference between the fair market value of the Abraxis BioScience common stock received and such stockholder’s basis in the Old Abraxis common stock exchanged therefor, and Old Abraxis will recognize taxable gain equal to the fair market value of its assets over their aggregate adjusted basis.

If the distribution does not qualify as a tax-free distribution under Section 355 of the Internal Revenue Code, New APP would recognize taxable gain equal to the excess of the fair market value of the New Abraxis common stock distributed to the Abraxis BioScience stockholders over New APP’s tax basis in the New Abraxis common stock. In addition, each Abraxis BioScience stockholder who receives New Abraxis common stock in the distribution would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of the New Abraxis common stock received.

In the event that New APP recognizes a taxable gain in connection with the distribution because the distribution does not qualify as a tax-free distribution under Section 355 of the Internal Revenue Code, the taxable gain recognized by New APP would result in significant U.S. federal income tax liabilities to New APP. Under the Internal Revenue Code, New APP would be primarily liable for these taxes and New Abraxis would be secondarily liable. Under the terms of the tax allocation agreement among New APP, New APP LLC, New Abraxis and New Abraxis, LLC, New Abraxis will generally be required to indemnify New APP against any such taxes unless such taxes would not have been imposed but for an act of New APP or its affiliates, subject to specified exceptions. See “Relationship Between New APP and Us After the Separation and Distribution—Tax Allocation Agreement.” New Abraxis’s or New APP’s respective obligations to indemnify the other pursuant to the tax allocation agreement could have a material adverse effect on New APP and/or New Abraxis. There can be no assurance that New APP would be able to fulfill its obligations under the tax allocation agreement if New APP was determined to be responsible for these taxes. In addition, these mutual indemnity obligations could discourage or prevent a third party from making a proposal to acquire either party. See “Material U.S. Federal Income Tax Consequences.”

The distribution may be taxable to New APP and New Abraxis if there is an acquisition of 50% or more of the outstanding common stock of New APP or New Abraxis.

Even if the distribution otherwise qualifies as a tax-free distribution under Section 355 of the Internal Revenue Code, under Section 355(e) of the Internal Revenue Code the distribution of New Abraxis common stock to Abraxis BioScience stockholders would result in significant U.S. federal income tax liabilities to New APP (but not New APP stockholders) if there is an acquisition of stock of New Abraxis or New APP as part of a plan or series of related transactions that includes the distribution and that results in an acquisition of 50% or more of the outstanding common stock of New Abraxis or New APP.

For purposes of determining whether the distribution of New Abraxis common stock to New APP stockholders in connection with the distribution is disqualified as tax-free to New APP under the rules described in the preceding paragraph, any acquisitions of the stock of New Abraxis or New APP within two years before or after the distribution are presumed to be part of a plan, although the parties may be able to rebut that presumption.

The process for determining whether a prohibited 50% or greater change in control has occurred under these rules is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. If New Abraxis or New APP engages in a transaction involving the issuance or disposition or shares, or that otherwise creates a significant change in ownership, New APP would recognize taxable gain if such issuance, disposition or other change in ownership results in an acquisition of 50% or more of the outstanding common stock of New Abraxis or New APP. Furthermore, because a substantial portion of our stock and the stock of New APP will be held by or on behalf of a single stockholder, that stockholder will have the ability to cause or permit a prohibited change in the ownership of New APP or of New Abraxis to occur, which would also cause New APP to recognize a taxable gain under these rules. The private letter ruling does not address, and the opinion will not address, whether the distribution and any acquisition or acquisitions are part of a plan or series of related transactions under Section 355(e) of the Internal Revenue Code.

In the event that New APP recognizes a taxable gain in connection with the distribution because of an acquisition of 50% or more of the outstanding common stock of New Abraxis or New APP as part of a plan or series of related transactions that includes the distribution, the taxable gain recognized by New APP would result in significant U.S. federal income tax liabilities to New APP. Under the Internal Revenue Code, New APP would be primarily liable for these taxes and New Abraxis would be secondarily liable. Under the terms of the tax allocation agreement among New APP, New APP LLC, New Abraxis and New Abraxis LLC, New Abraxis will generally be required to indemnify New APP against any such taxes unless such taxes would not have been imposed but for an act of New APP or its affiliates, subject to specified exceptions. See “Relationship Between New APP and Us After the Separation and Distribution—Tax Allocation Agreement.” New Abraxis’s or New APP’s respective obligations to indemnify the other pursuant to the tax allocation agreement could have a material adverse effect on New APP and/or New Abraxis. There can be no assurance that New APP would be able to fulfill its obligations under the tax allocation agreement if New APP was determined to be responsible for these taxes. In addition, these mutual indemnity obligations could discourage or prevent a third party from making a proposal to acquire either party. See “Material U.S. Federal Income Tax Consequences.”

Actions taken by our Chief Executive Officer (or entities affiliated with him) could adversely affect the tax-free nature of the distribution.

Sales of New Abraxis common stock or New APP common stock by Dr. Soon-Shiong (or entities affiliated with him) after completion of the distribution may adversely affect the tax-free nature of the distribution. Sales of New Abraxis common stock or New APP common stock by Dr. Soon-Shiong (or entities affiliated with him) after completion of the distribution might be considered evidence that the distribution was used principally as a device for the distribution of earnings and profits of New APP, New Abraxis or both, particularly if it were determined that the selling stockholder had an intent to effect such sale at the time of the distribution. If the Internal Revenue Service successfully asserted that the distribution was used principally as a device for the distribution of earnings and profits of New APP, New Abraxis or both, the distribution would not qualify as a tax-free distribution, and thus would be taxable to both New APP and the New APP stockholders (as a result of which New Abraxis would be required to indemnify New APP to the extent required under the tax allocation agreement). Furthermore, sales of New Abraxis common stock or New APP common stock by Dr. Soon-Shiong (or entities affiliated with him) after completion of the distribution could cause a prohibited change in the ownership of New Abraxis or New APP to occur within the meaning of Section 355(e) of the Internal Revenue Code, which would cause New APP to recognize a taxable gain. Dr. Soon-Shiong, his wife and the entities that hold shares of Old Abraxis common stock on behalf of Dr. Soon-Shiong or one or more members of his immediate family have provided a representation to the Internal Revenue Service in connection with the private letter ruling that they have no plan or intention to sell, transfer or otherwise dispose of any of the shares of New Abraxis common stock and New APP common stock they will hold after the distribution. Dr. Soon-Shiong, his wife and such entities will provide a similar representation to counsel in connection with counsel’s opinion.

In the event that New APP recognizes a taxable gain in connection with the distribution because the distribution does not qualify as a tax-free distribution under Section 355 of the Internal Revenue Code or because of an acquisition of 50% or more of the outstanding common stock of New Abraxis or New APP as part of a plan or series of related transactions that includes the distribution within the meaning of Section 355(e) of the Internal Revenue Code, the taxable gain recognized by New APP would result in significant U.S. federal income tax liabilities to New APP. Under the Internal Revenue Code, New APP would be primarily liable for these taxes and New Abraxis would be secondarily liable. Under the terms of the tax allocation agreement among New APP, New APP LLC, New Abraxis and New Abraxis LLC, New Abraxis will generally be required to indemnify New APP against any such taxes unless such taxes would not have been imposed but for an act of New APP or its affiliates, subject to specified exceptions. See “Relationship Between New APP and Us After the Separation and Distribution—Tax Allocation Agreement.” New Abraxis’s or New APP’s respective obligations to indemnify the other pursuant to the tax allocation agreement could have a material adverse effect on New APP and/or New Abraxis. There can be no assurance that New APP would be able to fulfill its obligations under the tax allocation agreement if New APP was determined to be responsible for these taxes. In addition, these mutual indemnity obligations could discourage or prevent a third party from making a proposal to acquire either party. See “Material U.S. Federal Income Tax Consequences.”

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This information statement and other materials filed or to be filed by Abraxis BioScience or us with the Securities and Exchange Commission, or the SEC, as well as information included in oral statements or other written statements made or to be made by Abraxis BioScience and us, contain forward-looking statements within the meaning of federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the federal securities laws. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and assumptions. These risks and uncertainties include those described in “Risk Factors” and elsewhere in this information statement. Forward-looking statements, whether express or implied, are not guarantees of future performance and are subject to risks and uncertainties, which can cause actual results to differ materially from those currently anticipated, due to a number of factors, which include, but are not limited to:

•

risks inherent in acquisitions, divestitures and spinoffs, including the capital resources required for acquisitions, business risks, legal risks and risks associated with the tax and accounting treatment of such transactions;

•	our ability to attract and retain qualified personnel and key employees;

•	the risk that the benefits from the separation may not be fully realized or may take longer to realize than expected;

•	the risks of operating as a stand-alone company and loss of certain benefits associated with common ownership;

•	the amount and timing of costs associated with the continuing launch of Abraxane®;

•	our ability to maintain and/or improve sales and earnings performance;

•	the actual results achieved in further clinical trials of Abraxane® may or may not be consistent with the results achieved to date;

•	the market adoption of any new pharmaceutical products;

•	the difficulty in predicting the timing or outcome of product development efforts and regulatory approvals;

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our ability and that of our suppliers to comply with laws, regulations and standards, and the application and interpretation of those laws, regulations and standards, that govern or affect the pharmaceutical industry, the non-compliance with which may delay or prevent the sale of their products;

•	the availability and price of acceptable raw materials and components from third-party suppliers;

•	any adverse outcome in litigation;

•	general economic, political and business conditions that adversely affect each company or its suppliers, distributors or customers;

•	changes in costs, including changes in labor costs, raw material prices or advertising and marketing expenses;

•	inventory reductions or fluctuations in buying patterns by wholesalers or distributors;

•	the impact on each company’s products and revenues of patents and other proprietary rights licensed or owned by them, their competitors and other third parties;

•	the ability to successfully manufacture our products in an efficient, time-sensitive and cost effective manner; and

•	the impact of recent legislative changes to the governmental reimbursement system.

You should read this information statement completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this information statement are qualified by these cautionary statements. These forward-looking statements are made only as of the date of this information statement, and neither Abraxis BioScience nor we undertake any obligation (and we and Abraxis BioScience expressly disclaim any such obligation), other than as may be required by law, to update or revise any forward-looking statements to reflect changes in assumptions, the occurrence of unanticipated events or changes in future operating results over time or otherwise. We use words such as “should,” “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate” and variations of these words and similar expressions to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements.

THE SEPARATION AND DISTRIBUTION

Background

Old Abraxis’ board of directors has determined that a separation of our business from its hospital-based products business and the distribution of our common stock to Abraxis BioScience stockholders is in the best interests of Abraxis BioScience and its stockholders. As a part of the separation and distribution, Abraxis BioScience will distribute on a pro rata basis to holders of record of its common stock one share of New Abraxis common stock for every                      shares of Abraxis BioScience common stock held of record at the close of business on                     , 2007, which is the record date and the distribution date. No fractional shares of our common stock will be issued in the distribution. The distribution is subject to satisfaction or waiver of the conditions set forth in the separation and distribution agreement among us, New Abraxis, LLC, Abraxis BioScience and New APP LLC. Under the terms of the separation and distribution agreement, Abraxis BioScience’s board of directors, in its sole discretion and for any reason or no reason at all, may amend, modify or abandon the proposed distribution without liability at any time prior to the time the distribution is effected.

The discussion of the reasons for the distribution set forth herein includes forward-looking statements that are based on numerous assumptions with respect to the trading characteristics of our common stock, the ability of New APP to successfully complete the debt financing, approximately $725 million of the proceeds of which will be contributed to us to support our operations, our ability to take advantage of growth opportunities and to successfully operate as an independent company. These and other risks relating to such forward-looking statements are discussed above under “Special Note on Forward-Looking Statements” and “Risk Factors.”

The Holding Company Merger and the Separation and Distribution

On the distribution date, Abraxis BioScience, Inc. will effect a holding company merger whereby Abraxis BioScience will become a holding company and its business will become held by New Abraxis, LLC, its wholly-owned limited liability company. We refer to this merger as the “holding company merger.” On the distribution date, following the effective time of the holding company merger and pursuant to the separation and distribution agreement, New Abraxis, LLC will contribute the hospital-based products business to New APP LLC, its wholly-owned subsidiary. Immediately following this transfer of the hospital-based products business, New Abraxis, LLC will distribute its interest in New APP LLC to Abraxis Bioscience, which we refer to as the “New APP distribution.” Following the New APP distribution, New APP LLC will be a wholly-owned subsidiary of Abraxis BioScience. Abraxis BioScience will then transfer all of its interest in New Abraxis, LLC to us and New Abraxis, LLC will become our wholly-owned subsidiary. Also, in connection with the separation and distribution, Abraxis BioScience and/or one or more its subsidiaries will incur approximately $1.0 billion of indebtedness and, in addition, will enter into a $150 million revolving credit facility. Approximately $240 million of the proceeds of this indebtedness will be used to repay in full Old Abraxis’ revolving credit facility; approximately $20 million will be used to pay fees and expenses related to the debt financing; and approximately $725 million will be contributed to us. New APP LLC and New APP will be solely responsible for servicing the debt following the transactions. Following these transactions, we will change our name to “Abraxis BioScience, Inc.”

Reasons for the Separation and Distribution

Old Abraxis’ board of directors has approved the separation of the hospital-based products business and the proprietary products business into two independent, publicly-traded companies. Old Abraxis’ board of directors believes that the separation of our proprietary products business from the hospital-based products business will enable each company to enhance its strategic, financial and operational flexibility and unlock its long-term value. In reaching its decision to approve the separation, Old Abraxis’ board of directors consulted with management, as well as its financial and legal advisors, and considered a variety of factors weighing positively in favor of the transactions, including the following:

Debt Financing. The proprietary products business must raise substantial capital in the near future to enable it to pursue strategic initiatives, including initiation of sales operations for Abraxane® around the world, expansion of uses for Abraxane®, development of its product pipeline and pursuit of other proprietary product opportunities. Old Abraxis was advised by Wachovia Capital Markets, LLC, or Wachovia Securities, and Merrill Lynch & Co., or Merrill Lynch, its financial advisors in connection with the transactions, that the hospital-based products business likely would be able to raise higher levels of debt on better terms in connection with a separation of its two businesses than would be available to Old Abraxis on a stand-alone basis. Old Abraxis understood that this would be due, in part, to: the strength and stability of the hospital-based products business’ free cash flow characteristics relative to those of the proprietary products business; the hospital-based products business’ broad product portfolio, diversified revenue and profitability, and low capital expenditure needs; the proprietary products business’ high capital expenditure needs; the high concentration of the proprietary products business’ revenue and gross profit in a single product; and the additional business risks of the proprietary products business. Old Abraxis was also advised by these financial advisors that if it did not separate into two businesses but engaged in a debt financing to raise the requisite capital, Old Abraxis could have faced greater financial covenants and restrictions on the use of proceeds, including for acquisitions, investments and capital expenditures, as well as restrictions on the utilization of ongoing cash flow. Accordingly, the hospital-based products business will engage in the debt financing and then transfer approximately $725 million of the proceeds to us prior to the distribution, with the hospital-based products business solely responsible for servicing the debt following the transactions. We expect the hospital-based products business to complete the debt financing immediately prior to the separation and related transactions.

Old Abraxis has received a commitment letter from Deutsche Bank AG New York Branch, or DBNY, Deutsche Bank Securities Inc., or Deutsche Bank Securities, Wachovia Bank, National Association, or WBNA, and Wachovia Securities. Under the commitment letter, (i) Deutsche Bank Securities and Wachovia Securities have agreed to serve as lead arrangers of the debt financing and (ii) each of DBNY and WBNA has agreed, severally, to provide 50% of the entire aggregate principal amount of the proposed debt. Wachovia Securities will receive customary compensation (identical to Deutsche Bank Securities) for its services as a lead arranger of the debt financing. WBNA will also receive fees and other compensation (identical to the other lenders) in its capacity as a lender based upon, and to the extent of, the amount of financing provided by it. Each of Wachovia Securities and Merrill Lynch will receive an investment banking fee for its financial advisory services in connection with the transactions, excluding the debt financing.

Sale of Equity Interest. Raising investment capital through an equity investment remains an important business opportunity for both New APP and New Abraxis. Both the hospital-based products business and the proprietary products business would derive immediate and substantial benefits from a transaction in which an investor purchased an equity interest in the business. Based upon discussions and negotiations with various potential investors, Abraxis BioScience has concluded that there is a greater likelihood of selling an equity interest in one or both of the two businesses, and that any such sale would be on far more favorable terms, if it separates the two businesses.

Investor Assessment. Abraxis BioScience’s two businesses attract different investors. Abraxis BioScience has been advised by its financial advisors that most analysts focus on Abraxane® while paying limited attention to the hospital-based products business, despite the fact that the hospital-based products business generated the majority of Abraxis BioScience’s 2006 revenue and EBITDA. Following the separation and distribution, it is anticipated that analysts who concentrate on companies that sell generic pharmaceutical products will begin to follow New APP, resulting in enhanced and targeted analyst coverage and enabling the stock of the company owning each of the businesses to be marketed to a natural stockholder base, which should improve the efficiency of the market’s valuation of each of the companies.

In addition, the financial benefits and investment returns for a proprietary products business may not be realized, if at all, for many years because the process of bringing a proprietary pharmaceutical product to market involves an extended timeline of many years. As a result, the strategic decisions of a proprietary pharmaceutical company such as ours typically are made with a long-term view, and a proprietary pharmaceutical products company often invests significant funds before any revenues for a particular product are realized. By contrast, the hospital-based products business has been characterized by consistent, predictable growth in revenues and earnings. In addition, the investments made for our proprietary products business, including Abraxane® , have negatively impacted Abraxis BioScience’s earnings. Ultimately, the separation and distribution will allow investors to understand better the differing business models and financial performance of New APP and New Abraxis.

Facilitate Our Growth. As part of our overall business strategy, we may pursue potential merger and acquisition, joint venture, alliance and growth opportunities. Abraxis BioScience believes separation of its two businesses will enable each management team to identify, evaluate and structure acquisition and investment opportunities based on the needs of the particular business, not the combined entity. For example, as a separate entity, we may pursue an acquisition of a company that is not currently profitable, but which has proprietary technology or products that we view as beneficial to our business and warrants the investment despite the target’s operating results. Under the current company structure, such a transaction might not be pursued. In addition, the Abraxis BioScience board believes its common stock is undervalued. Any increase in aggregate stock value should permit each of the businesses to use its own equity as acquisition and investment currency as appropriate strategic opportunities are identified in the future but in a manner that preserves capital with significantly less dilution of the existing stockholders’ interests.

Targeted Incentives for Employees. As a pharmaceutical company that markets, sells and distributes both hospital-based generic injectable products and proprietary pharmaceutical products, Abraxis BioScience has found it difficult to recruit accomplished personnel, and issues regarding how to compensate employees that sell one of these two different types of products have arisen. For example, given the different distribution channels, proprietary sales personnel generally are more specialized than generic sales personnel and therefore typically request higher levels of compensation (and typically request different mixes of compensation elements). Accordingly, Abraxis BioScience has experienced some difficulty in reconciling these differing needs while trying to maintain standardization in compensation. Similar problems may arise in recruiting management, including senior management, which typically will have experience with either generic pharmaceutical products or proprietary pharmaceutical products, but not both. We believe the separation and distribution will facilitate resolution of compensation issues that have arisen and may arise as a result of Abraxis BioScience’s operation of two businesses within a single company.

The separation and distribution also will permit each company to design incentive compensation programs that relate more directly to its own business characteristics and performance and will provide each company with a publicly-traded equity security in a single line of business for use in its compensation programs. For example, an equity incentive award currently represents an interest in both the hospital-based products business and the proprietary products business. However, the employee who receives the equity incentive award typically works for the hospital-based products business or the proprietary products business, but not both. Following the separation and related transactions, we believe that equity incentives will help us continue to attract and retain qualified management and to better motivate employees throughout our organization because they will receive equity awards tied solely to the business for which they perform services.

Old Abraxis’ board of directors also considered potential risks and negative consequences of the separation and related transactions, including the following:

Leverage and Risks of Insolvency of New APP. Old Abraxis’ board of directors considered that following the separation and related transactions, New APP will have a significant amount of indebtedness, which will limit its financial and operational flexibility. Old Abraxis’ board of directors also considered that if New APP were to become insolvent at some point following completion of the proposed transactions, the proposed distribution could be challenged by creditors of New APP as a fraudulent conveyance and stockholders who received shares of our common stock in the distribution could be required to return all or a portion of them to New APP.

Operational Independence. Old Abraxis’ board of directors considered our financial viability as an independent company following the separation and related transactions. In particular, Old Abraxis’ board of directors considered that we have been operating at a loss with significant anticipated research and development costs to support product development efforts and our dependence on a single approved product.

Manufacturing Relationship. Old Abraxis’ board of directors considered that following the separation and related transactions, we will be dependent upon New APP, LLC to manufacture Abraxane® for a term of four or five years.

Debt Financing. Old Abraxis’ board of directors considered that New APP or one or more of its subsidiaries is expected to obtain approximately $1.0 billion of debt financing and, in addition, enter into a $150 million revolving credit facility in connection with the transactions. Old Abraxis’ board of directors also considered that New APP LLC and New APP will be solely responsible for servicing this debt following the transactions.

Restraints on Future Transactions. Old Abraxis’ board of directors considered that the distribution would result in significant federal income tax liabilities to New APP if there is an acquisition of stock of our company or New APP as part of a plan or series of related transactions that includes the distribution and that results in an acquisition of 50% or more of the outstanding common stock of our company or New APP.

Diversion of Management. Old Abraxis’ board of directors considered the diversion of management resulting from the substantial time and effort necessary to complete the transactions.

The foregoing discusses the material factors considered by Old Abraxis’ board of directors and is not exhaustive of all factors considered by Old Abraxis’ board of directors. In view of the variety of factors considered in connection with its evaluation of the separation and related transactions, Old Abraxis’ board of directors considered the factors as a whole and did not find it practicable to, and did not, quantify or otherwise assign relative weight to the specific factors considered in reaching its determination to approve the separation and related transactions. In addition, each member of Old Abraxis’ board of directors may have given differing weights to different factors.

Manner of Effecting the Separation and Distribution

The general terms and conditions relating to the separation and distribution will be set forth in the separation and distribution agreement to be executed on or prior to the distribution date between us, Abraxis BioScience, New Abraxis, LLC and New APP LLC. See “Relationship Between New APP and Us After the Separation and Distribution—Separation and Distribution Agreement.”

The distribution of our common stock to Abraxis BioScience stockholders will be effective at 11:59 p.m., New York city time, on the distribution date, which we expect will be                     , 2007. For Abraxis BioScience stockholders who own Abraxis BioScience common stock in registered form as of the close of business on                     , 2007, the transfer agent will credit their shares of New Abraxis common stock to book entry accounts established by the transfer agent to hold their New Abraxis common stock, and the distribution agent will send them a statement reflecting their New Abraxis common stock ownership. Book entry refers to a method of recording stock ownership in our records in which no physical certificates are used. For stockholders who own Abraxis BioScience common stock through a broker or other nominee, their shares of New Abraxis common stock will be credited to their accounts by the broker or nominee. Following the separation and distribution, stockholders whose shares are held in book entry form may request that their shares be transferred to a brokerage or other account, or that physical stock certificates be sent to them, in each case at any time and without charge.

The distribution will be made on the basis of one share of our common stock for every                      shares of Abraxis BioScience common stock. The actual number of shares of our common stock that will be distributed will depend on the number of shares of Abraxis BioScience common stock outstanding on the record date. The shares of our common stock will be fully paid and nonassessable, and the holders of such shares will not be entitled to preemptive rights. No fractional shares of our common stock will be issued in the distribution. See “Description of Capital Stock” for a more complete description of our authorized capital stock.

Holders of Abraxis BioScience common stock are not required to pay cash or any other consideration for the shares of our common stock that they receive in the distribution. Holders of Abraxis BioScience common stock will not need to surrender or exchange shares of Abraxis BioScience common stock or take any other action in order to receive shares of our common stock. No vote of Abraxis BioScience stockholders is required or sought in connection with the separation and distribution, and Abraxis BioScience stockholders have no appraisal rights in connection with the separation and distribution. The distribution will not otherwise change the number of, or the rights associated with, outstanding shares of Abraxis BioScience common stock.

Fractional shares of our common stock will not be issued to Abraxis BioScience stockholders as part of the distribution nor credited to book entry accounts. Instead, the distribution agent will, as soon as possible on or after the distribution date, aggregate fractional shares into whole shares and sell them in the open market at then-prevailing market prices and thereafter will distribute the aggregate proceeds ratably to Abraxis BioScience stockholders otherwise entitled to such fractional shares, net of any deductions required to be withheld for federal income tax purposes and after deducting all brokerage charges, commissions and transfer taxes attributable to the sale of the fractional shares. None of Abraxis BioScience, our company or the distribution agent will guarantee any minimum sale price for the fractional shares of our common stock. No interest will accrue on the amount of any payment made in lieu of the issuance of a fractional share. The distribution agent will distribute a check to each such record holder representing the cash amount deliverable in lieu of the record holder’s fractional share interest as soon as practicable following the calculation of these cash amounts. If you physically hold Abraxis BioScience stock certificates, your check for any cash that you may be entitled to receive instead of fractional shares of our common stock will be included together with the account statement in the mailing that the distribution agent expects to send out on the distribution date. Such cash payment will be made to the holders in the same account in which the underlying shares are held. For a discussion of the material U.S. federal income tax consequences of the distribution, including the receipt of cash in lieu of fractional shares, please see “Material U.S. Federal Income Tax Consequences” below.

After the distribution, many of our stockholders may hold odd lots or blocks of less than 100 shares of our common stock. An investor selling an odd lot may be required to pay a higher commission rate than an investor selling round lots or blocks of 100 shares.

Results of the Separation and Distribution

After the separation and distribution, we will be an independent public company owning and operating what had previously been Abraxis BioScience’s proprietary products business that is currently being conducted primarily through Abraxis BioScience’s Abraxis Oncology and Abraxis Research divisions. The number and identity of the holders of our common stock immediately following the distribution will be substantially the same as the number and identity of the holders of Abraxis BioScience common stock on the record date. Immediately after the distribution, we expect to have approximately              holders of shares of our common stock and we expect that approximately              million shares of our common stock will be issued and outstanding based on the number of beneficial stockholders and the number of outstanding shares of Abraxis BioScience common stock as of the close of business on             , 2007 and the distribution ratio of one share of New Abraxis common stock for every              shares of Abraxis BioScience common stock. No fractional shares of our common stock will be issued in the distribution.

The distribution will not affect the number of outstanding shares of Abraxis BioScience common stock (which we refer to as New APP common stock following the separation and distribution) or any rights of Abraxis BioScience stockholders, although it may affect the market value of each outstanding share of Abraxis BioScience common stock.

Market for Our Common Stock

There is no existing market for our common stock. We have applied to list our common stock on the Nasdaq Global Market under the symbol “ABII.” Abraxis BioScience has applied to have its common stock listed under the symbol “APPX” following the separation and distribution. If our shares are accepted for listing, we expect that a “when-issued” trading market for our common stock will develop on or shortly before the record date. The term “when-issued” means that shares can be traded prior to the time certificates are actually available or issued. On the first trading day following the distribution date, when-issued trading in our common stock will end and “regular-way” trading will begin. Regular-way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a transaction. It is important to note that if you sell your shares of Abraxis BioScience common stock between the record date and the distribution date in the regular way market, you will be selling your right to receive shares of our common stock in the distribution.

There can be no assurance about the trading prices for our common stock before or after the distribution date and, until the common stock is fully distributed and an orderly market develops, the trading prices for these securities may fluctuate. Prices for our common stock will be determined in the trading markets and may be influenced by many factors, including the depth and liquidity of the market for such securities, developments generally affecting our business, the impact of the factors referred to in “Risk Factors,” investor perceptions of our company and our business and operating results, our dividend policy, and general economic and market conditions.

Shares of our common stock distributed to Abraxis BioScience stockholders in the distribution will be freely transferable under the Securities Act of 1933, as amended, which we refer to as the Securities Act, except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the distribution generally include individuals or entities that control, are controlled by, or are under common control with us and may include our officers, directors and principal stockholders. After we become a publicly-traded company, securities held by persons who are our affiliates will be subject to resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of the entity of which such persons are affiliates only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act. Certain of our affiliates have been granted registration rights requiring us to register their shares of our common stock. See “Certain Relationships and Related Transactions—Registration Rights.”

Our transfer agent and registrar will be American Stock Transfer & Trust Company.

Distribution Conditions and Termination

It is expected that the distribution will be effective at 11:59 p.m., New York city time, on the distribution date, which we expect will be                 , 2007. However, the New APP LLC asset contribution, the New APP distribution, the cash contribution and the distribution are subject to satisfaction or waiver of the conditions set forth in the separation and distribution agreement. These conditions include, among other things:

•	the registration statement on Form 10 under the Exchange Act filed by us shall have been declared effective and no stop order relating to the registration statement shall be in effect;

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no applicable laws shall have been adopted, promulgated or enforced by any governmental entity, and no injunction shall be in effect, having the effect of making the distribution or any material provision of the separation and distribution agreement illegal or otherwise prohibiting consummation of the distribution or the performance of any material provision of the separation and distribution agreement;

•	our common stock to be delivered in the distribution shall have been approved for listing on the Nasdaq Global Market;

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all actions and filings with regard to state securities and “blue sky” laws of the United States (any comparable laws under any foreign jurisdictions) shall have been taken and, where applicable, have become effective or been accepted;

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Abraxis BioScience shall have received a private letter ruling from the Internal Revenue Service ruling to the effect that (a) the holding company merger qualifies as a reorganization under Section 368(a)(1)(F) of the Internal Revenue Code and (b) the proprietary contribution, the cash contribution and the distribution qualify as a reorganization under Section 368(a)(1)(D) of the Internal Revenue Code, and subject to certain requirements under Section 355 of the Internal Revenue Code on which the Internal Revenue Service will not rule, the distribution qualifies for nonrecognition treatment under Sections 355(a) and 361(c) of the Internal Revenue Code;

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Abraxis BioScience shall have received an opinion of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to Abraxis BioScience, to the effect that certain requirements for tax-free treatment under Section 355 of the Internal Revenue Code on which the Internal Revenue Service will not rule should be satisfied;

•	each of the transaction agreements contemplated by the separation and distribution agreement shall have been entered into;

•	Abraxis BioScience shall have closed the debt financing of $1.0 billion and have entered into a $150 million revolving credit facility;

•	we shall have received a cash contribution from Abraxis BioScience in the approximate amount of $725 million;

•	opinions shall have been delivered to the boards of directors and similar governing bodies of certain of the parties with respect to solvency of (and related matters regarding) these parties; and

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the boards of directors of the parties shall have approved the New APP LLC asset contribution, the New APP distribution, the cash contribution and the distribution, and shall not have determined that any events or developments shall have occurred to make it inadvisable to effect the New APP LLC asset contribution, the New APP distribution, the cash contribution and/or distribution.

The satisfaction or waiver of the foregoing conditions will not create any obligation on the part of Abraxis BioScience to effect the distribution. Abraxis BioScience’s board of directors, in its sole discretion and for any reason or no reason at all, may amend, modify or abandon the proposed distribution without liability at any time prior to the time the distribution is effected.

Treatment of Employee Stock Options and Restricted Stock Units

Following the distribution, and pursuant to the provisions of the respective plan documents, holders of Abraxis BioScience restricted stock units (RSUs) and stock options who are current and former directors or employees of Abraxis BioScience whose employment related to the proprietary products business will have their Abraxis BioScience RSUs and stock options converted into newly-issued New Abraxis RSUs and stock options pursuant to a conversion formula described below that is intended to preserve the intrinsic value of their pre-distribution RSUs and stock options. Except for adjustments made in connection with the conversion, the RSUs and stock options so issued will have substantially the same terms, including expiration date and vesting schedule, as the converted Abraxis BioScience RSUs and stock options.

A conversion ratio will be used to calculate the number of New Abraxis RSUs and the number and exercise price of New Abraxis stock options that such directors and employees will receive upon the conversion of their Abraxis BioScience RSUs and stock options. This ratio will be calculated by dividing the average of the closing prices of Abraxis BioScience common stock over the ten trading day period prior to the day on which the Abraxis BioScience common stock begins to trade on an “ex-distribution” basis by the average of the closing prices of New Abraxis common stock over the ten trading day period beginning on the first trading day following the distribution, in each case as reported on the Nasdaq Global Market. The holder will receive a number of New Abraxis RSUs and stock options equal to the conversion ratio multiplied by the number of Abraxis BioScience RSUs and stock options, respectively, held by such holder. The exercise price of each New Abraxis stock option will be determined by dividing the exercise price of the Abraxis BioScience stock option by the conversion ratio.

Set forth below is an example of how the conversion would work.

Assume that a current employee of Abraxis BioScience whose employment related to the proprietary products business holds an option to purchase 100 shares of Abraxis BioScience common stock with an exercise price of $5.00 per share. Also assume that the average of the closing prices of Abraxis BioScience common stock over the ten trading day period prior to the day on which the Abraxis BioScience common stock begins to trade on an “ex-distribution” basis is $20.00, and the average of the closing prices of New Abraxis common stock over the ten trading day period beginning on the first trading day following the distribution is $8.00. The conversion ratio would be 2.5 (i.e., 20 / 8). The stock option would become an option to purchase 250 shares of New Abraxis common stock (i.e., 100 x 2.5) with an exercise price of $2.00 per share (i.e., $5 / 2.5). Before the conversion, the intrinsic value of this stock option was $1,500 (i.e., ($20 – $5) * 100), and after the conversion the intrinsic value of this stock option would still be $1,500 (i.e., ($8 – $2) * 250).

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to Abraxis BioScience stockholders who will receive shares of our common stock in the distribution as required by applicable law. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of Abraxis BioScience or of us. The information contained in this information statement is believed by Abraxis BioScience and by us to be accurate as of the date set forth on its cover. Changes may occur after that date, and neither Abraxis BioScience nor we will update the information except in the normal course of its or our public disclosure obligations and practices.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discusses the material U.S. federal income tax consequences of the holding company merger, the distribution and related transactions. This discussion is based on the Internal Revenue Code, Treasury regulations promulgated under the Internal Revenue Code, and judicial and administrative interpretations thereof, all as in effect as of the date of this information statement, and all of which are subject to change at any time, possibly with retroactive effect. The discussion assumes that the holding company merger, the distribution and related transactions will be consummated in accordance with the separation and distribution agreement, and that the conditions of the parties to the consummation of such transactions will be satisfied and not waived by the parties as further described in this information statement. This is not a complete description of all of the consequences of the holding company merger, the distribution or related transactions and, in particular, may not address U.S. federal income tax considerations applicable to stockholders of Old Abraxis, Abraxis BioScience, New APP or New Abraxis subject to special treatment under U.S. federal income tax law. Stockholders subject to special treatment include, for example, financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, partnerships and other pass-through entities, and holders who hold Old Abraxis common stock, Abraxis BioScience common stock, New APP common stock or New Abraxis common stock as part of a “hedge,” “straddle,” “conversion” or “constructive sale” transaction. For purposes of this information statement, a U.S. holder means a stockholder of Old Abraxis, Abraxis BioScience, New APP or New Abraxis, as the case may be, other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes, that for U.S. federal income tax purposes is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) was in existence on August 20, 1996 and has properly elected under applicable United States Treasury Regulations to be treated as a United States person.

This discussion does not address the U.S. federal income tax consequences to stockholders of Old Abraxis, Abraxis BioScience, New APP or New Abraxis who are not U.S. holders or who do not hold Old Abraxis common stock, Abraxis BioScience common stock, New APP common stock or New Abraxis common stock as a capital asset. No information is provided in this information statement with respect to the tax consequences of the holding company merger, the distribution or related transactions under applicable foreign, state or local laws.

Stockholders of Old Abraxis, Abraxis BioScience, New APP and New Abraxis are urged to consult with their tax advisors regarding the tax consequences to them of the holding company merger, the distribution and related transactions, including the effects of U.S. federal, state, local, foreign and other tax laws.

The Holding Company Merger

The obligations of the parties to effect the holding company merger are conditioned upon the receipt of a private letter ruling from the Internal Revenue Service (which private letter ruling was received by Old Abraxis on October 5, 2007) to the effect that the holding company merger qualifies as a reorganization under Section 368(a)(1)(F) of the Internal Revenue Code. The private letter ruling provides that the material U.S. federal income tax consequences of the holding company merger will be as follows:

•	no gain or loss will be recognized by an Old Abraxis stockholder solely as the result of the receipt of Abraxis BioScience common stock in the holding company merger;

•

the aggregate tax basis of the Abraxis BioScience common stock that an Old Abraxis stockholder received in the holding company merger will be the same as the aggregate tax basis of the shares of Old Abraxis common stock converted into shares of Abraxis BioScience common stock;

•

the holding period of the Abraxis BioScience common stock received by an Old Abraxis stockholder in the holding company merger will include the holding period of the stockholder’s Old Abraxis common stock, provided that the Old Abraxis common stock is held as a capital asset on the date of the holding company merger; and

•	no gain or loss will be recognized by Old Abraxis or Abraxis BioScience in the holding company merger.

The private letter ruling described above is based, in part, on assumptions and representations as to factual matters that have been received from Old Abraxis, as requested by the Internal Revenue Service. If any of those assumptions or representations is inaccurate as of the effective time of the holding company merger, the tax consequences of the transactions could differ materially from those described herein.

If the holding company merger does not qualify as a reorganization under Section 368(a)(1) of the Internal Revenue Code, each Old Abraxis stockholder who receives Abraxis BioScience common stock in exchange for Old Abraxis common stock would recognize taxable gain or loss equal to the difference between the fair market value of the Abraxis BioScience common stock received and such stockholder’s basis in the Old Abraxis common stock exchanged therefor, and Old Abraxis would recognize taxable gain equal to the fair market value of its assets over their aggregate adjusted basis.

The Distribution

The obligations of the parties to effect the proprietary contribution, the cash contribution and the distribution are conditioned upon the receipt of a private letter ruling from the Internal Revenue Service (which private letter ruling was received by Old Abraxis on October 5, 2007) to the effect that the proprietary contribution, the cash contribution, and the distribution qualify as a reorganization under Section 368(a)(1)(D) of the Internal Revenue Code and, subject to the following sentence, the distribution qualifies for nonrecognition treatment under Sections 355(a) and 361(c) of the Internal Revenue Code. The private letter ruling, however, does not address two requirements under Section 355 of the Internal Revenue Code on which the Internal Revenue Service will not rule (namely, that the distribution (a) is motivated, in whole or substantial part, by one or more corporate business purposes, and (b) is not being used principally as a device for the distribution of earnings and profits of New APP, New Abraxis or both). Thus, the obligations of the parties to effect the proprietary contribution, the cash contribution and the distribution also are conditioned upon the receipt of an opinion of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to Abraxis BioScience, to the effect that these two requirements should be satisfied.

Based upon the foregoing, the material U.S. federal income tax consequences of the proprietary contribution, the cash contribution and the distribution should be as follows:

•	no gain or loss will be recognized by (and no amount will be included in the income of) New APP or New Abraxis in the proprietary contribution or the cash contribution;

•

no gain or loss will be recognized by (and no amount will be included in the income of) the New APP stockholders on their receipt of the New Abraxis common stock in the distribution, except with respect to any cash received in lieu of fractional shares of New Abraxis common stock;

•	no gain or loss will be recognized by New Abraxis or New APP on the distribution of all of the New Abraxis common stock to the New APP stockholders;

•

the aggregate tax basis of the New Abraxis common stock (including any fractional share interest for which cash is received) and New APP common stock in the hands of the New APP stockholders will be the same as the aggregate tax basis of the Abraxis BioScience common stock held by such holders immediately before the distribution allocated in proportion to the fair market value of each, including any fractional share of New Abraxis common stock for which cash is received. If an Abraxis BioScience stockholder that purchased or acquired shares of Old Abraxis common stock on different dates or at different prices is not able to identify which particular share of New Abraxis common stock is received with respect to a particular share of Abraxis BioScience common stock, the stockholder may designate which share of New Abraxis common stock is received with respect to a particular share of Abraxis BioScience common stock, provided the terms of the designation are consistent with the terms of the distribution;

•

assuming that the shares of New APP common stock held by the New APP stockholders are capital assets in the hands of such stockholders, the holding period of the New Abraxis common stock received by the New APP stockholders will include their holding period for the New APP common stock (i.e., their holding period for the Old Abraxis common stock from which their shares of New APP common stock were converted in the holding company merger); and

•

an Abraxis BioScience stockholder who receives cash in lieu of a fractional share of New Abraxis common stock in the distribution will be treated as having sold such fractional share for cash, and will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the stockholder’s adjusted tax basis in the fractional share. Any such gain or loss will be long-term capital gain or loss if the stockholder’s holding period for its Abraxis BioScience common stock exceeds one year.

The private letter ruling is based, in part, and the opinion described above will be based, in part, on assumptions and representations as to factual matters that have been or will be received from, among others, Old Abraxis, Dr. Soon-Shiong, his wife, and certain Old Abraxis stockholders, as requested by the Internal Revenue Service or counsel. If any of those assumptions or representations is inaccurate as of the effective time of the distribution, the tax consequences of the distribution could differ materially from those described above. The private letter ruling does not address certain material legal issues that could affect its conclusions (including whether the distribution is motivated, in whole or substantial part, by one or more corporate business purposes, whether the distribution is being used principally as a device for the distribution of the earnings and profits of New APP, New Abraxis or both, and whether the distribution and any acquisition or acquisitions are part of a plan or series of related transactions under Section 355(e) of the Internal Revenue Code), and reserves the right of the Internal Revenue Service to raise such issues upon a subsequent audit. Opinions of counsel neither bind the Internal Revenue Service or any court, nor preclude the Internal Revenue Service from adopting a contrary position.

If the distribution does not qualify as a tax-free distribution under Section 355 of the Internal Revenue Code, New APP would recognize taxable gain equal to the excess of the fair market value of the New Abraxis common stock distributed to the New APP stockholders over New APP’s tax basis in the New Abraxis common stock. In addition, each New APP stockholder who receives New Abraxis common stock in the distribution would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of the New Abraxis common stock received.

Effect of Certain Sales and Acquisitions of the Stock of New Abraxis or New APP

Even if the distribution otherwise qualifies as a tax-free distribution under Section 355 of the Internal Revenue Code, under Section 355(e) of the Internal Revenue Code the distribution of New Abraxis common stock to Abraxis BioScience stockholders would result in significant U.S. federal income tax liabilities to New APP (but not New APP stockholders) if there is an acquisition of stock of New Abraxis or New APP as part of a plan or series of related transactions that includes the distribution and that results in an acquisition of 50% or more of New Abraxis or New APP outstanding common stock. For purposes of these rules, any acquisitions of the stock of New Abraxis or New APP within two years before or after the distribution are presumed to be part of a plan, although the parties may be able to rebut that presumption.

The process for determining whether a prohibited 50% or greater change in control has occurred under these rules is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. If New Abraxis or New APP engages in a transaction involving the issuance or disposition or shares, or that otherwise creates a significant change in ownership, New APP would recognize taxable gain if such issuance, disposition or other change in ownership results in an acquisition of 50% or more of the outstanding common stock of New Abraxis or New APP. Furthermore, because a substantial portion of our stock and the stock of New APP will be held by or on behalf of a single stockholder, that stockholder will have the ability to cause or permit a prohibited change in the ownership of New APP or of New Abraxis to occur, which would also cause New APP to recognize a taxable gain under these rules. The private letter ruling does not address, and the opinion will not address, whether the distribution and any acquisition or acquisitions are part of a plan or series of related transactions under Section 355(e) of the Internal Revenue Code.

Sales of New Abraxis common stock or New APP common stock by Dr. Soon-Shiong (or entities affiliated with him) after completion of the distribution may adversely affect the tax-free nature of the distribution. Sales of New Abraxis common stock or New APP common stock by Dr. Soon-Shiong (or entities affiliated with him) after completion of the distribution might be considered evidence that the distribution was used principally as a device for the distribution of earnings and profits of New APP, New Abraxis or both, particularly if it were determined that the selling stockholder had an intent to effect such sale at the time of the distribution. The obligation of the parties to effect the proprietary contribution, the cash contribution and the distribution are conditioned upon the receipt of an opinion of Fried, Frank, Harris, Shriver & Jacobson LLP to the effect that, among other requirements, the distribution is not being used principally as a device for the distribution of earnings and profits of New APP, New Abraxis or both. If the Internal Revenue Service successfully asserted that the distribution was used principally as a device for the distribution of earnings and profits of New APP, New Abraxis or both, the distribution would not qualify as a tax-free distribution, and thus would be taxable to both New APP and the New APP stockholders. Furthermore, sales of New Abraxis common stock or New APP common stock by Dr. Soon-Shiong (or entities affiliated with him) after completion of the distribution could cause a prohibited change in the ownership of New Abraxis or New APP to occur within the meaning of Section 355(e) of the Internal Revenue Code, which would cause New APP to recognize a taxable gain. Dr. Soon-Shiong, his wife and the entities that hold shares of Old Abraxis common stock on behalf of Dr. Soon-Shiong or one or more members of his immediate family have provided a representation to the Internal Revenue Service in connection with the private letter ruling that they have no plan or intention to sell, transfer or otherwise dispose of any of the shares of New Abraxis common stock and New APP common stock they will hold after the distribution. Dr. Soon-Shiong, his wife and such entities will provide a similar representation to counsel in connection with counsel’s opinion.

In the event that New APP recognizes a taxable gain in connection with the distribution because the distribution does not qualify as a tax-free distribution under Section 355 of the Internal Revenue Code or because of an acquisition of 50% or more of the outstanding common stock of New Abraxis or New APP as part of a plan or series of related transactions that includes the distribution within the meaning of Section 355(e) of the Internal Revenue Code, the taxable gain recognized by New APP would result in significant U.S. federal income tax liabilities to New APP. Under the Internal Revenue Code, New APP would be primarily liable for these taxes and New Abraxis would be secondarily liable. Under the terms of the tax allocation agreement among New APP, New APP LLC, New Abraxis and New Abraxis LLC, New Abraxis will generally be required to indemnify New APP against any such taxes unless such taxes would not have been imposed but for an act of New APP or its affiliates, subject to specified exceptions. See “Relationship Between New APP and Us After the Separation and Distribution—Tax Allocation Agreement.” New Abraxis’s or New APP’s respective obligations to indemnify the other pursuant to the tax allocation agreement could have a material adverse effect on New APP and/or New Abraxis. There can be no assurance that New APP would be able to fulfill its obligations under the tax allocation agreement if New APP was determined to be responsible for these taxes. In addition, these mutual indemnity obligations could discourage or prevent a third party from making a proposal to acquire either party.

Information Reporting and Backup Withholding

Current Treasury regulations require New APP stockholders who own at least 5% of the total outstanding stock of New APP and who receive New Abraxis common stock pursuant to the distribution to attach to his, her or its federal income tax return for the year in which the distribution occurs, a detailed statement setting forth the data that may be appropriate in order to show the applicability of Section 355 of the Internal Revenue Code to the distribution. New APP will provide the appropriate information to each such stockholder upon request.

Non-corporate Abraxis BioScience stockholders may be subject to backup withholding with respect to any cash received in lieu of a fractional share of New Abraxis common stock. A non-corporate Abraxis BioScience stockholder will not be subject to backup withholding, however, if the stockholder:

•

furnishes a correct taxpayer identification number and certifies that the stockholder is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to the holder; or

•	is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the stockholder’s U.S. federal income tax liability, provided the stockholder furnishes the required information to the Internal Revenue Service.

The foregoing sets forth the material U.S. federal income tax consequences of the holding company merger, the distribution and related transactions under current law. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the holding company merger, the distribution and related transactions. Each Abraxis BioScience stockholder is encouraged to consult his, her or its tax advisor as to the particular consequences of the holding company merger, the distribution and related transactions to the stockholder, including the application of state, local and foreign tax laws, and as to possible prospective or retroactive changes in tax law that may affect the tax consequences described above.

CAPITALIZATION

The following table sets forth our unaudited combined capitalization as of June 30, 2007 on a historical basis and on a pro forma basis to give effect to the separation and distribution and the transactions related to the separation and distribution. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited pro forma combined financial statements and notes thereto included elsewhere in this information statement. For an explanation of the pro forma adjustments made to our historical combined financial statements for the separation and distribution and the transactions related to the separation and distribution to derive the pro forma capitalization described below, please see “Unaudited Pro Forma Combined Financial Statements.”

	June 30, 2007
	Historical	Pro Forma
	(in thousands)
Cash	$417	$725,417

Stockholders’ equity:
Abraxis BioScience net investment in New Abraxis	493,766	—
Common stock	—	159
Additional paid-in capital	—	1,218,607
Accumulated other comprehensive income	927	927

Total stockholders’ equity	494,693	1,219,693

Total capitalization	$494,693	$1,219,693

The pro forma cash balance reflects Abraxis BioScience’s contribution to us of approximately $725 million in cash immediately prior to the closing of the separation and related transactions. The proceeds for Abraxis BioScience’s cash contribution to us will be made available from a debt financing of $1.0 billion, and New APP LLC and New APP will be solely responsible for servicing the debt following the separation and related transactions.

Upon the closing of the separation and related transactions, Abraxis BioScience’s net investment in New Abraxis will be redesignated as New Abraxis stockholders’ equity and will be allocated between common stock and additional paid-in capital based on the number of shares of New Abraxis common stock outstanding at the closing of the separation and related transactions. We have assumed for purposes of the pro forma combined financial statements a distribution ratio of one share of our common stock for each outstanding share of Abraxis common stock, excluding shares held in treasury.

DIVIDEND POLICY

We currently intend to retain earnings to support our operations and to finance the growth and development of our business. Therefore, we do not expect to pay any cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors in accordance with applicable law and will depend upon, among other things, our results of operations, financial condition and cash requirements.

SELECTED HISTORICAL COMBINED FINANCIAL INFORMATION

The following table sets forth our selected historical combined financial information derived from our (i) audited combined financial statements as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, which are included elsewhere in this information statement, (ii) unaudited combined financial statements for the years ended December 31, 2003 and 2002, which are not included in this information statement, and (iii) unaudited interim combined financial statements for the six months ended June 30, 2007 and 2006, which are included elsewhere in this information statement. Our unaudited interim combined financial statements for the six months ended June 30, 2007 and 2006 have been prepared on the same basis as with our audited combined financial statements as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly our financial position and results of operations for these periods.

The historical combined financial information presented may not be indicative of the results of operations or financial position that would have been obtained if we had been an independent company during the periods shown or of our future performance as an independent company. The selected historical combined financial information should be read in conjunction with the “Unaudited Pro Forma Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included elsewhere in this information statement.

	For the Six Months Ended		For the Years Ended
	June 30, 2007	June 30, 2006	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002
	(in thousands)
	(unaudited)
Combined Statement of Operations Data:
Net revenue	$155,110	$71,540	$182,287	$135,675	$237	$429	$6,142
Gross profit (loss)	140,552	60,485	161,104	110,583	(103)	310	5,869
Loss from operations	(31,764)	(120,349)	(146,173)	(5,908)	(74,271)	(32,808)	(27,491)
Interest income (expense) and other	396	438	399	287	70	127	(71)
Interest expense	(57)	(4,681)	(4,741)	(6,563)	(2,100)	(1,704)	(2,148)
Net loss	$(19,642)	$(108,690)	$(124,551)	$(12,662)	$(76,301)	$(34,386)	$(20,668)

Combined Balance Sheet Data:
Total current assets	$169,029	$96,970	$136,826	$108,557	$56,961	$31,494	$34,188
Total assets	794,984	694,555	764,783	179,080	115,993	63,731	57,653
Total current liabilities	126,497	103,784	111,733	53,325	68,501	48,938	28,111
Net investment in New Abraxis, Inc.	494,693	399,194	459,021	(65,644)	47,492	14,793	29,541
Working capital	42,532	(6,814)	25,093	55,232	(11,540)	(17,444)	6,077

Combined Other Operating Data
Capital expenditures	$16,382	$23,426	$64,431	$17,212	$26,016	$—	$—

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The unaudited pro forma combined financial statements reported below consist of unaudited pro forma combined statements of operations for the six months ended June 30, 2007 and for the year ended December 31, 2006 and an unaudited pro forma combined balance sheet as of June 30, 2007. The unaudited pro forma combined financial statements reported below should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited combined financial statements and the notes thereto, and the unaudited interim combined financial statements and the notes thereto, all of which are included elsewhere in this information statement.

The pro forma balance sheet adjustments assume that our separation and distribution from Abraxis BioScience occurred as of June 30, 2007. The pro forma adjustments to the combined statements of operations for the six months ended June 30, 2007 and for the year ended December 31, 2006 assume that the separation and distribution and the 2006 Merger occurred as of January 1, 2006.

In connection with the separation and distribution, we will obtain the assets and liabilities constituting the proprietary products business that was previously being conducted primarily through Abraxis BioScience’s Abraxis Oncology and Abraxis Research components. Based on the pro forma combined balance sheet as of June 30, 2007, these assets and liabilities included assets of approximately $1.5 billion and liabilities of approximately $300 million.

The following unaudited pro forma combined financial statements reflect Abraxis BioScience’s transfer to us of all of its interest in New Abraxis, LLC, the repayment in full of Old Abraxis’ revolving credit facility and the contribution to us of approximately $725 million in cash; the distribution by Abraxis BioScience to its stockholders of 159,517,809 shares of our common stock (which is based on the number of shares of Old Abraxis common stock outstanding at June 30, 2007, excluding shares held in treasury, and an assumed distribution ratio of one share of our common stock for each outstanding share of Abraxis BioScience common stock); and the conversion of invested equity into stockholders’ equity.

The unaudited pro forma combined balance sheet and statements of operations included in this information statement have been derived from our audited combined financial statements and our unaudited interim combined financial statements included elsewhere in this information statement and do not purport to represent what our financial position and results of operations actually would have been had the separation and distribution and the 2006 Merger occurred on the dates indicated, or to project our financial performance for any future period.

Unaudited Pro Forma Combined Statement of Operations

For the Six Months Ended June 30, 2007

	Historical		Pro Forma Adjustments			Pro Forma
	(in thousands, except per share data)
Net revenue		$155,110		$794	(c)	$155,904
Cost of sales		14,558		517	(a)	15,483
				408	(b)

Gross profit		140,552		(131)		140,421
Operating expenses:
Research and development		32,660		764	(b)	33,424
Selling, general and administrative		122,247		(208	)(b)	122,039
Amortization of 2006 Merger related intangibles		19,305		—		19,305
Equity in net income of Drug Source Company, LLC		(1,896)		—		(1,896)

Total operating expense		172,316		556		172,872

Loss from operations		(31,764)		(687)		(32,451)
Interest income and other		339		—		339

Loss before income taxes		(31,425)		(687)		(32,112)
Benefit for income taxes		(11,783)		(240	)(f)	(12,023)

Net loss		$(19,642)		$(447)		$(20,089)

Net loss per common share:
Basic	$	NA	$	NA	(g)	$(0.13)

Diluted	$	NA	$	NA	(h)	$(0.13)

Unaudited Pro Forma Combined Statement of Operations

For the Year Ended December 31, 2006

	Historical		Pro Forma Adjustments			Pro Forma
	(in thousands, except per share data)
Net revenue		$182,287		$1,589	(c)	$183,876
Cost of sales		21,183		826	(a)	22,719
				710	(b)

Gross profit		161,104		53		161,157
Operating expenses:
Research and development		68,005		1,347	(b)	69,352
Selling, general and administrative		114,530		(630	)(b)	113,900
Amortization of 2006 Merger related intangibles		27,349		11,261	(d)	38,610
2006 Merger related in-process research and development charge		83,447		(83,447	)(e)	—
Other 2006 Merger related costs		16,722		—		16,722
Equity in net income of Drug Source Company, LLC		(2,776)		—		(2,776)

Total operating expense		307,277		(71,469)		235,808

Loss from operations		(146,173)		71,522		(74,651)
Interest income and other		399		—		399
Interest expense		(4,741)		—		(4,741)

Loss before income taxes		(150,515)		71,522		(78,993)
Benefit for income taxes		(25,964)		25,033	(f)	(931)

Net loss		$(124,551)		$46,489		$(78,062)

Net loss per common share:
Basic	$	NA	$	NA	(g)	$(0.49)

Diluted	$	NA	$	NA	(h)	$(0.49)

See accompanying notes to unaudited pro forma combined financial statements

Unaudited Pro Forma Combined Balance Sheet

June 30, 2007

	Historical	Pro Forma Adjustments		Pro Forma
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$417	$725,000	(i)	$725,417
Accounts receivable, net	49,758	—		49,758
Inventories	78,931	—		78,931
Prepaid expenses and other current assets	6,060	—		6,060
Income tax receivable	4,252	—		4,252
Deferred income taxes	29,611	—		29,611

Total current assets	169,029	725,000		894,029
Property, plant and equipment, net	129,838	—		129,838
Investment in Drug Source Company, LLC	7,397	—		7,397
Intangible assets, net	224,571	—		224,571
Goodwill	241,361	—		241,361
Non-current receivables from related parties	40	—		40
Other non-current assets, net	22,748	—		22,748

Total assets	$794,984	$725,000		$1,519,984

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$25,703	$—		$25,703
Accrued liabilities	60,626	—		60,626
Deferred revenue	39,225	—		39,225
Minimum royalties payable	943	—		943

Total current liabilities	126,497	—		126,497
Deferred income taxes, non-current	29,611	—		29,611
Long-term portion of deferred revenue	138,597	—		138,597
Other non-current liabilities	5,586	—		5,586

Total liabilities	300,291	—		300,291

Stockholders’ equity:
Abraxis BioScience net investment in New Abraxis	493,766	(493,766	)(j)	—
Investment in New Abraxis	—	725,000	(i)	—
		(725,000	)(j)
Common stock	—	159	(j)	159
Additional paid-in capital	—	1,218,607	(j)	1,218,607
Accumulated other comprehensive income	927	—		927

Total stockholders’ equity	494,693	725,000		1,219,693

Total liabilities and stockholders’ equity	$794,984	$725,000		$1,519,984

See accompanying notes to unaudited pro forma combined financial statements

Notes to Unaudited Pro Forma Combined Financial Statements

Please note that, due to regulations governing the preparation of pro forma financial statements, the pro forma combined financial statements do not reflect certain estimated incremental expenses associated with being an independent, public company. These additional pretax expenses are estimated to be $27 million for 2007. The estimated incremental expenses associated with being an independent, public company include costs for computer systems and costs associated with corporate administrative services such as tax, treasury, audit, risk management and insurance, investor relations and human resources.

(a) Reflects the estimated difference in cost of sales that would be recorded under the manufacturing agreement to be entered into with New APP with an initial term through December 31, 2011. Subsequent to the separation, cost of sales will reflect a markup for products manufactured. See “Relationship Between New APP and Us After the Separation and Distribution—Manufacturing Agreement.”

(b) The hospital-based products business utilized certain property, plant and equipment owned by us prior to the separation and related transactions and, subsequent to the separation and related transactions, will continue to utilize certain assets. Depreciation expense was allocated in the historical financial statements based on estimates of utilized square footage with respect to shared facilities and estimates of usage with respect to shared equipment. The adjustment reflects the expected difference in depreciation expense subsequent to the separation and related transactions as compared to the methodology used in the historical financial statements.

(c) We will enter into facility lease arrangements with New APP pursuant to which we will lease our manufacturing facility in Melrose Park, Illinois and a portion of our research and development and warehouse facility in Melrose Park, Illinois to New APP, and New APP will lease a portion of its Grand Island, New York manufacturing facility to us. Historically, operation costs for these shared facilities were allocated to the businesses at cost based on estimates of utilized square footage. Subsequent to the separation and related transactions, the lease rentals paid and received by us will be based on the respective local fair market rental rates for comparable properties. The adjustment reflects the estimated difference in revenues and expenses that will be recorded under the lease arrangements for the leased facilities. Each lease agreement will have a term through at least December 31, 2011, except the lease for the research and development facility in Melrose Park, which expires on December 31, 2010. See “Relationship Between New APP and Us After the Separation and Distribution—Real Estate Leases.”

(d) Reflects adjustment to show the amortization of 2006 Merger related intangibles as if the 2006 Merger occurred on January 1, 2006.

(e) Reflects adjustment to eliminate one-time in process research and development charge associated with the 2006 Merger.

(f) Reflects the tax effects of the pro forma adjustments at the statutory income tax rates.

(g) The number of our shares used to compute basic earnings per share is based on the number of Old Abraxis common shares outstanding on June 30, 2007 (159,517,809, excluding shares held in treasury) and a distribution ratio of one share of our common stock for each share of Abraxis BioScience common stock outstanding. The actual number of our basic shares outstanding will not be known until the actual distribution at the distribution date.

(h) The number of shares used to compute diluted earnings per share is based on the assumed number of basic shares as described in Note (g) above.

(i) We expect to receive a cash contribution of approximately $725 million from Abraxis BioScience immediately prior to the closing of the separation and related transactions. Abraxis BioScience will provide the approximately $725 million as part of its investment in us. The proceeds for Abraxis BioScience’s cash contribution to us will be made available from a debt financing of $1.0 billion. Approximately $240 million of the proceeds of this indebtedness will be used to repay in full Old Abraxis’ revolving credit facility; approximately $20 million will be used to pay fees and expenses related to the debt financing; and approximately $725 million will be contributed to us. New APP LLC and New APP will be solely responsible for servicing the debt following the separation and related transactions.

(j) On the distribution date, Abraxis BioScience’s net investment in New Abraxis will be redesignated as New Abraxis stockholders’ equity and will be allocated between common stock and additional paid-in capital based on the number of shares of New Abraxis common stock outstanding at the distribution date. We have assumed for the pro forma combined financial statements a distribution ratio of one share of our common stock for each outstanding share of Abraxis BioScience common stock, excluding shares held in treasury, and 159,517,809 shares of our common stock outstanding as of June 30, 2007 (which was the number of shares of Old Abraxis common stock outstanding at that date). The actual number of our basic shares outstanding will not be known until the distribution date.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the financial statements and other financial information included elsewhere in this information statement. The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this information statement, particularly in “Risk Factors” and “Special Note on Forward-Looking Statements.”

Overview

We are one of the few fully integrated global biotechnology companies, with a breakthrough marketed product (Abraxane®), global ownership of our proprietary technology platform and clinical pipeline, dedicated nanoparticle manufacturing capabilities for worldwide supply integrated with seasoned in-house capabilities, including discovery, clinical drug development, regulatory and sales and marketing.

We are dedicated to the discovery, development and delivery of next-generation therapeutics and core technologies that offer patients safer and more effective treatments for cancer and other critical illnesses. Our portfolio includes the world’s first and only protein-based nanoparticle chemotherapeutic compound (Abraxane®) which is based on our proprietary tumor targeting technology known as the nab™ technology platform. This nab™ technology platform is the first to exploit the tumor’s biology against itself, taking advantage of an albumin-specific, receptor-mediated transport system and allowing the delivery of a drug from the vascular space across the blood vessel wall to the underlying tumor tissue. Abraxane® is the first clinical and commercial validation of our nab™ technology platform. From the discovery and research phase to development and commercialization, we are committed to rapidly enhancing its product pipeline and accelerating the delivery of breakthrough therapies that will transform the lives of patients who need them.

We own the worldwide rights to Abraxane®, a next generation, nanometer-sized, solvent-free taxane that was approved by the U.S. Food and Drug Administration, or the FDA, in January 2005 for its initial indication in the treatment of metastatic breast cancer and launched in February 2005. We believe the successful launch of Abraxane® validates our nab™ tumor targeting technology, a novel biologically interactive (receptor-mediated) system to deliver chemotherapeutic agents in high concentrations preferentially to all tumors secreting a protein called SPARC, which attracts and binds to albumin. Abraxane® revenue for the six months ended June 30, 2007 and the year ended December 31, 2006 was $149.6 million and $174.9 million, respectively, which included recognized deferred revenue related to our June 2006 co-promotion agreement with AstraZeneca UK Limited.

Separation from Abraxis BioScience

We were incorporated under the laws of the State of Delaware in June 2007 as a wholly-owned subsidiary of Abraxis BioScience, Inc. We will have no material assets or activities until Abraxis BioScience contributes to us the business described in this information statement, which is expected to occur immediately prior to the distribution. Following the distribution, we will be an independent public company. Prior to the distribution, we will enter into several agreements with Abraxis BioScience related to, among other things, manufacturing, transition services and a number of ongoing commercial relationships. The transition services agreement provides for specified charges at fair market value based on the providing company’s actual costs of providing the services. With limited exceptions, these transition services are not expected to extend beyond two years from the distribution date. The pricing terms for goods and services covered by the commercial agreements will reflect negotiated prices.

Our financial statements, which are discussed below, reflect the historical financial position, results of operations and cash flows of the proprietary products business to be transferred to us from Abraxis BioScience as part of the separation and distribution. The sales and marketing portion of our business has historically been owned and operated by Abraxis BioScience. Prior to the completion of the merger between American BioScience, Inc. and American Pharmaceutical Partners, Inc. (which was subsequently renamed as Abraxis BioScience, Inc.) in April 2006, the research and development portion of our business was operated by American BioScience. We sometimes refer to American BioScience as “ABI”, American Pharmaceutical Partners as “APP” and the merger between ABI and APP as the “2006 Merger.” Our financial statements have been prepared and are presented as if we had been operating as a separate entity using the historical cost basis of the assets and liabilities of Abraxis BioScience and including the historical operations of the proprietary products business to be transferred to us from Abraxis BioScience as part of the separation. For each of the periods presented, we were fully integrated with Abraxis Bioscience and the accompanying financial statements reflect the application of certain estimates and allocations. Our statements of operations include all revenues and costs that are directly attributable to Abraxis BioScience’s proprietary products business to be transferred to us. In addition, certain expenses of Abraxis BioScience have been allocated to us using various assumptions that, in the opinion of management, are reasonable. These expenses include an allocated share of product development and other operating expenses (primarily related to facility, human resources, accounting and other administrative costs) which were allocated to us based on estimated time and resources devoted to Abraxane®. The allocated costs totaled $25.8 million, $13.2 million and $7.5 million for the years ended December 31, 2006, 2005 and 2004, respectively, and $31.1 million and $15.6 million for the six months ended June 30, 2007 and 2006, respectively. The financial information included herein may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been a stand-alone company during the periods presented.

Recent Developments

Acquisition of Puerto Rico Manufacturing Facility

In February 2007, we completed the acquisition of the Pfizer Inc. Cruce Davila manufacturing facility in Barceloneta, Puerto Rico for $32.5 million in cash. This 56-acre site consists of a 172,000 square foot validated manufacturing plant with capabilities of producing EU- and U.S.-compliant injectable pharmaceuticals, as well as protein-based biologics and metered-dosed inhalers. In addition, the acquisition included a state-of-the-art, computer-controlled 90,000 square foot active pharmaceutical ingredients manufacturing plant and two support facilities with quality assurance and laboratories, totaling approximately 262,000 square feet. We were allocated approximately 90,000 square feet of the facility, accounting for approximately $7.6 million of the purchase price. Under the terms of the agreement, we have leased our section of the property, the active pharmaceuticals ingredients plant, back to Pfizer through February 2012.

Cenomed Joint Venture

In April 2007, we formed a joint venture with Cenomed, Inc. to create Cenomed BioSciences, LLC. This venture is designed to further the research and development of novel drugs that interact with the central nervous system focused on psychiatric and neurological diseases, including the treatment of schizophrenia, neuroprotection, mild cognitive impairment and memory/attention impairment associated with aging, attention deficit hyperactivity disorder and pain. We hold a 70% membership interest in the joint venture. We made an initial contribution of $500,000 to the joint venture and will help to fund further development of these drugs.

Exclusive License of Intellectual Property Portfolio

In May 2007, we entered into an agreement with the University of Southern California (USC) under which we licensed the exclusive worldwide development and commercialization rights for an intellectual property portfolio of diagnostic protein biomarkers for therapy response, therapy toxicity and disease recurrence in colorectal cancers (CRCs). The intellectual property licensed is based on USC research by Associate Professor of Medicine Heinz-Joseph Lenz and colleagues.

Biocon Agreements

In June 2007, we entered into an agreement with Biocon Limited under which we licensed the right to develop and commercialize a biosimilar version of G-CSF (granulocyte-colony stimulating factor) in North America and the European Union. G-CSF is an haematopoietic growth factor that works by encouraging the bone marrow to produce more white blood cells. Therapeutic G-CSF is primarily used for the treatment of neutropenia, the lowering of the white blood cells that fight infections. Biocon has received regulatory approval of its G-CSF from the Indian DCGI for the treatment of neutropenia in cancer patients. Under the terms of the agreement, we paid Biocon a $7.5 million licensing fee upon the achievement of the only milestone under the agreement and, following regulatory approval in the licensed territories, will pay Biocon royalties based on a percentage of net sales.

In June 2007, we also entered into an agreement with Biocon Limited under which we granted Biocon the right to market and sell Abraxane® in India, Pakistan, Bangladesh, Sri Lanka, United Arab Emirates, Saudi Arabia, Kuwait and certain other South Asian and Persian Gulf countries. We will receive payments from Biocon based on the higher of a percentage of net sales or a specified profit split under the license agreement. In October 2007, we received regulatory approval from India’s Drug Controller General to market Abraxane® for the treatment of metastatic breast cancer in India. Commercial introduction of Abraxane® in the Indian market is expected in 2008 following completion of the appropriate importation certifications.

Acquisition of Manufacturing Facility in Phoenix, Arizona

In July 2007, we acquired Watson Pharmaceuticals, Inc.’s sterile injectable manufacturing facility in Phoenix, Arizona. This fully-equipped facility, comprising approximately 200,000 square feet, includes manufacturing as well as chemistry and microbiology laboratories and has the ability to manufacture lyophilized powders, suspension products, and aqueous and oil solutions. We expect that this facility, along with our manufacturing facilities in Melrose Park, Illinois and Barbengo, Switzerland, will manufacture our current and future proprietary products, including Abraxane®.

California NanoSystems Institute

In July 2007, we entered into a research collaboration agreement with the California NanoSystems Institute (CNSI) at UCLA under which the parties agreed to collaborate on early research in nanobiotechnology for the advancement of new technologies in medicine. Under the agreement, we agreed to contribute $10.0 million over ten years to fund collaborative projects in the new CNSI building at UCLA. The partnership provides CNSI and our researchers the opportunity to jointly pursue innovative approaches to the diagnosis and treatment of life-threatening diseases, leveraging the complementary resources and skills of both organizations.

Results of Operations

The following is a discussion of the results of our operations for the six months ended June 30, 2007 and 2006 and the years ended December 31, 2006, 2005 and 2004.

Six Months Ended June 30, 2007 and 2006

The following table sets forth the results of our operations for each of the six months ended June 30, 2007 and 2006, and forms the basis for the following discussion of our operating activities:

	Six Months Ended June 30,		Change Favorable (Unfavorable)
	2007	2006	$	%
	(unaudited, in thousands)
Net revenue	$155,110	$71,540	$83,570	117%
Cost of sales	14,558	11,055	(3,503)	(32)%

Gross profit	140,552	60,485	80,067	132%

Operating expenses:
Research and development	32,660	35,839	3,179	9%
Selling, general and administrative	122,247	41,881	(80,366)	(192)%
Amortization of 2006 Merger related intangibles	19,305	8,044	(11,261)	(140)%
2006 Merger related in-process research and development charge	—	83,447	83,447	—
Other 2006 Merger related costs	—	12,373	12,373	—
Equity in net income of Drug Source Company, LLC	(1,896)	(750)	1,146	153%

Total operating expense:	172,316	180,834	8,518	5%
Loss from operations	(31,764)	(120,349)	88,585	74%
Interest income and other	396	438	(42)	(10)%
Interest expense	(57)	(4,681)	4,624	99%

Loss before income taxes	(31,425)	(124,592)	93,167	75%
Benefit for income taxes	(11,783)	(15,902)	(4,119)	(26)%

Net loss	$(19,642)	$(108,690)	$89,048	82%

Operating Results

Net Revenue

Net revenue for the six months ended June 30, 2007 increased $83.6 million, or 117%, to $155.1 million as compared to $71.5 million for the same period in 2006. Included in net revenue for the six months ended June 30, 2007 was $22.8 million of recognized deferred revenue relating to the co-promotion agreement with AstraZeneca and the license agreement with Taiho as compared to $0.8 million in the prior year period.

Abraxane® product sales revenue for the six months ended June 30, 2007 increased $83.1 million to $149.6 million as compared to $66.4 million in the same period of 2006. The increase was primarily $64.9 million of product sales due to increased market penetration and the inclusion of $18.2 million of recognized deferred revenue relating to the co-promotion agreement with AstraZeneca. Excluding the recognition of deferred revenue, total Abraxane® revenue for the six months ended June 30, 2007 increased to $131.4 million, or 98%, from the previous year’s comparable period.

Product sales at our Switzerland facility were $0.9 million and $0.5 million for the six months ended June 30, 2007 and 2006, respectively.

Gross Profit

Gross profit for the six months ended June 30, 2007 was $140.6 million, or 90.6% of net revenue, inclusive of the recognition of $18.2 million of deferred revenue under the AstraZeneca co-promotion agreements, as compared to $60.5 million, or 84.5% of net revenue, for the same period of 2006. Excluding the recognized deferred revenue as part of the co-promotion agreements, gross profit as a percentage of net revenue for the six months ended June 30, 2007 was 89.4%, with the increase over the same period of 2006 due primarily to manufacturing efficiencies as a result of higher volume. Abraxane® revenue represented 96.4% of consolidated net revenue during the first six months of 2007 as compared to 92.9% for the same period in 2006.

Research and Development

Research and development expense for the six months ended June 30, 2007 decreased $3.2 million, or 9%, to $32.7 million as compared to $35.8 million for the same period in 2006. The decrease was primarily due to cost savings associated with the 2006 Merger and a decrease in clinical trial spending as a result of the timing of Phase III clinical trials.

Selling, General and Administrative

Selling, general and administrative expense for the six months ended June 30, 2007 increased $80.4 million to $122.2 million, or 78.8% of net revenue, from $41.9 million, or 58.5% of net revenue, for the same period in 2006. The increase was due primarily to a $19.7 million reserve accrued with respect to a pending arbitration matter, additional commission expense relating to the co-promotion agreement with AstraZeneca, the recent expansion and marketing activities relating to Abraxane® and to a lesser extent costs associated with increased stock compensation expense relating to the RSU plans assumed in connection with the 2006 Merger, the launch of Abraxane® in Canada and professional fees. Pursuant to the indemnification provisions of the definitive agreements for the 2006 Merger, the former ABI shareholders will indemnify us for most of our obligations under the October 2007 settlement agreement and release, which covers the arbitration matter. The increase in selling, general and administrative expense was partially offset by the cost sharing agreement between us and AstraZeneca in the co-promotion agreement.

Amortization and 2006 Merger Costs

The six months ended June 30, 2007 included $19.3 million of amortization related to intangible assets associated with the 2006 Merger, versus $8.0 million for the same period in 2006. The six months ended June 30, 2006 included approximately $12.4 million in direct merger and transaction-related costs and professional fees, as well as a $83.4 million in-process research and development charge recorded in connection with the 2006 Merger step-up.

Equity Income in Drug Source Company, LLC

Drug Source Company, LLC is 50% owned by us and is a selling agent of raw material to the pharmaceutical industry. Our investment in Drug Source Company is intended to both generate a return on our investment and to strengthen our future strategic sourcing capabilities over time. Because our 50% ownership interest in Drug Source Company does not provide financial or operational control of Drug Source Company, we account for our interest in Drug Source Company under the equity method. Our equity income in Drug Source Company for the six months ended June 30, 2007 was $1.9 million versus $0.8 million for the corresponding period in 2006.

Other Non-Operating Items

Interest income and other consisted primarily of interest earned on invested cash. Interest income was $0.4 million for both six-month periods ended June 30, 2007 and 2006.

Interest expense was less than $0.1 million for the six months ended June 30, 2007 as there was no debt. For the six months ended June 30, 2006, there was $4.7 million of interest expense due to higher pre-2006 Merger debt balances.

Provision for Income Taxes

Prior to the second quarter of 2006, we maintained a valuation allowance against our net deferred tax assets, including net operating loss carryforwards, as it was more likely than not that they would not be realized. In the second quarter of 2006, deferred income tax liabilities attributable to us resulted from the step up of certain assets in the 2006 Merger. These liabilities will reverse and create sources of taxable income in the future. Therefore, we eliminated the valuation allowance at the time of the 2006 Merger. The elimination of the valuation allowance had no effect on our combined statements of operations.

At June 30, 2007, we were once again in a net deferred tax asset position. In the judgment of management, it is more likely than not that a portion of these assets will not be realized. Therefore, we recorded a valuation allowance of $959,000 against our deferred tax assets at June 30, 2007. As we generated taxable income in 2006, the net operating losses incurred in 2007 could be carried back to offset that taxable income. Accordingly, we recorded an income tax benefit of 37.5% in the six-month period ended June 30, 2007; without the valuation allowance, the benefit would have been 40.5%.

Years Ended December 31, 2006, 2005 and 2004

				Change Favorable (Unfavorable)
	Year Ended December 31,			2006 vs 2005		2005 vs 2004
	2006	2005	2004	$	%	$	%
	(in thousands)
Net revenue	$182,287	$135,675	$237	$46,612	34%	$135,438	—
Cost of sales	21,183	25,092	340	3,909	16%	(24,752)	—

Gross profit (loss)	161,104	110,583	(103)	50,521	46%	110,686	—
Operating expenses:
Research and development	68,005	50,337	34,896	(17,668)	(35)%	(15,441)	(44)%
Selling, general and administrative	114,530	67,997	41,645	(46,533)	(68)%	(26,352)	(63)%
Amortization of 2006 Merger related intangibles	27,349	—	—	(27,349)	—	—	—
2006 Merger related in-process research and development charge	83,447	—	—	(83,447)	—	—	—
Other 2006 Merger related costs	16,722	—	—	(16,722)	—	—	—
Equity in net income of Drug Source Company, LLC	(2,776)	(1,843)	(2,373)	933	51%	(530)	(22)%

Total operating expense	307,277	116,491	74,168	(190,786)	(164)%	(42,323)	(57)%
Loss from operations	(146,173)	(5,908)	(74,271)	(140,265)	—	68,363	92%
Interest income and other	399	287	70	112	39%	217	310%
Interest expense	(4,741)	(6,563)	(2,100)	1,822	28%	(4,463)	(213)%

Loss before income taxes	(150,515)	(12,184)	(76,301)	(138,331)	—	64,117	84%
Provision (benefit) for income taxes	(25,964)	478	—	26,442	—	(478)	—

Net loss	$(124,551)	$(12,662)	$(76,301)	$(111,889)	884%	$63,639	83%

Operating Results

Net Revenue

Net revenue in 2006 increased $46.6 million, or 34.0%, to $182.3 million as compared to the prior year. Sales of Abraxane® in 2006 increased $23.0 million, or 17.2%, to $156.7 million compared to the prior year, excluding $18.2 million of recognized deferred revenue relating to our co-promotion agreement with AstraZeneca. The increase in Abraxane® sales was primarily due to increased market penetration and the inclusion of 12 full months of sales in 2006 as compared to 2005 in which Abraxane® launched in February.

Research revenue increased to $6.1 million in 2006, as compared to $1.9 million in 2005, primarily due to the achievement of a $3.0 million milestone payment received and recognition of $2.9 million in deferred revenue, resulting from the licensing agreement for Abraxane® with Taiho. Net sales from our Switzerland operations were $1.2 million in 2006 as a result of the commencement of commercial production in 2006.

Net revenue in 2005 increased $135.4 million to $135.7 million as compared to the prior year. The increase was most entirely attributable to sales of Abraxane® , which was launched in February 2005 and contributed $133.7 million in product sales to 2005 in the 11 months following launch. Research revenue increased to $1.9 million in 2005 from $0.2 million in 2004. The increase was primarily due to the recognition of $1.0 million in revenue under the Taiho license agreement for the marketing rights to Abraxane® in Japan. Under this license agreement, Taiho paid us a non-refundable, upfront license payment of $20.0 million. However, due to the continuing involvement under the licensing agreement, recognition of the $20.0 million upfront payment was deferred and the payment is being recognized ratably over the estimated life of the product.

Gross Profit

Gross profit in 2006 was $161.1 million, or 88.4% of net revenue, inclusive of the recognition of $18.2 million of deferred revenue under the AstraZeneca co-promotion agreement. Gross profit in 2005 was $110.6 million, or 81.5% of net revenue. Excluding the recognized deferred revenue, gross profit as a percentage of net revenue would have been 86.9%. The increase in 2006 over the prior year was due to manufacturing efficiencies caused by greater production volume and lower manufacturing spending.

Prior to the launch of Abraxane® in February 2005, our only source of revenue related to research.

Research and Development, or R&D

R&D expense increased by $17.7 million, or 35%, in 2006 to $68.0 million as compared to $50.3 million in 2005. The increase was primarily due to increased Abraxane® and Coroxane™ clinical trial activity, ongoing development of our discovery product candidates and Abraxane® scale-up activity toward EU-compliant production in the Grand Island facility. These costs were partially offset by the cessation of development spending in our Switzerland facility, which began commercial production in the first quarter of 2006.

R&D expense in 2005 increased by $15.4 million, or 44%, to $50.3 million as compared to $34.9 million in 2004 due to one-time scientific advisory fees, higher clinical trial activity for Abraxane® and Coroxane™, ongoing development of our discovery product candidates and costs related to the scale-up toward commercial production of our Swiss manufacturing facility.

Selling, General and Administrative, or SG&A

SG&A expense increased $46.5 million, or 68%, in 2006 to $114.5 million as compared to $68.0 million in 2005. The increase was due primarily to additional Abraxane® related expenses, including costs associated with increased marketing activities, additional Abraxane® costs associated with the quarterly co-promotion payments due to AstraZeneca and, to a lesser extent, costs associated with the launch of Abraxane® in Canada, increased professional fees and stock compensation expense relating to the RSU plans assumed in connection with the 2006 Merger. The increase in SG&A expense was partially offset by the cost sharing arrangement in our co-promotion agreement with AstraZeneca. As a percentage of net revenue, SG&A expenses in 2006 increased to 63% as compared to 50% in 2005.

SG&A expense in 2005 increased by $26.4 million, or 63% to $68.0 million as compared to $41.6 million for the prior year due primarily to direct Abraxane® sales and marketing costs following launch. The increase also included costs incurred relating to the 2006 Merger.

Amortization of the 2006 Merger Related Costs and Other 2006 Merger Costs

Amortization of 2006 Merger related intangibles totaled $27.3 million during 2006, and included $22.2 million of amortization associated with the U.S. rights to Abraxane®. Other 2006 Merger related costs of $16.7 million in 2006 included (i) non-cash stock compensation expense related to shares issued to ABI employees in the 2006 Merger and (ii) direct merger and transaction-related costs. In addition, $83.4 million of in-process research and development was identified as part of the 2006 Merger step-up and expensed in the second quarter of 2006. There were no 2006 Merger-related charges in 2005.

Equity Income in Drug Source Company, LLC

Drug Source Company, LLC is 50% owned by us and is a selling agent of raw material to the pharmaceutical industry. Because our 50% ownership interest in Drug Source Company does not provide financial or operational control of Drug Source Company, we account for our interest in Drug Source Company under the equity method. Our equity income in Drug Source Company for 2006 was $2.8 million versus $1.8 million for 2005.

Equity income in Drug Source Company for 2005 decreased $0.5 million, or 22%, from 2004 primarily because Drug Source Company introduced certain new products in the European market.

Other Non-Operating Items

Interest income and other consists primarily of interest earned and other miscellaneous items. Interest income and other of $0.4 million in 2006 remained flat in comparison to $0.3 million for the prior year. Interest income and other of $0.3 million in 2005 remained flat in comparison to $0.1 million in 2004.

Interest expense was $4.7 million for 2006 compared to $6.6 million in 2005. The decrease in interest expense in 2006 was primarily the result of lower average debt levels between 2006 and 2005. Interest expense increased to $6.6 million in 2005 from $2.1 million in 2004 due to higher average debt levels.

Provision for Income Taxes

At December 31, 2005, we maintained a valuation allowance against our net deferred tax assets, including net operating loss carryforwards, as it was more likely than not that they would not be realized. Therefore, no income tax benefit was claimed for the book loss that was incurred in the year ending on that date. We incurred Alternative Minimum Tax in that year, resulting in an effective tax rate of (3.8)%.

In 2006, deferred income tax liabilities resulted from the step up of certain assets in the 2006 Merger. A portion of these deferred income tax liabilities were attributed to us. Therefore, we reversed the valuation allowance at the time of the 2006 Merger. The reversal of the valuation allowance had no effect on our 2006 combined statements of operations. We recorded an income tax benefit of $26.0 million, or 17.3% of our net loss before income taxes, resulting primarily from nondeductible amortization in that year relating to the $200 million upfront payment we received in June 2006.

Liquidity and Capital Resources

Overview

The following table summarizes key elements of our financial position and sources and (uses) of cash and cash equivalents as of the six months ended June 30, 2007 and 2006 and each of the three years ended December 31, 2006:

	Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(in thousands)
	(unaudited)
Summary Financial Position
Cash and cash equivalents	$417	$260	$525	$2,291	$2,206
Working capital (deficiency)	42,532	(6,814)	25,093	55,232	(11,540)
Total assets	794,984	694,555	764,783	179,080	115,993
Long-term debt and notes payable	—	—	—	190,000	—
Net investment in New Abraxis, Inc.	494,693	399,194	459,021	(65,644)	47,492

Summary of Sources and (Uses) of Cash and Cash Equivalents:
Operating activities	$(18,963)	$184,699	$170,870	$(22,272)	$(88,671)
Purchases of property, plant and equipment	(16,382)	(23,426)	(64,431)	(17,212)	(26,016)
Purchases of product license rights and other non-current assets	(1,783)	(2,691)	(14,800)	(1,163)	(3,317)
Financing activities	37,097	(161,426)	(94,398)	40,728	119,458

Sources and Uses of Cash

Operating Activities

Net cash used in operating activities was $19.0 million for the six months ended June 30, 2007 compared to cash provided by operating activities of $184.7 million for the same period in 2006. The $203.7 million decrease in cash provided by operating activities for the six months ended June 30, 2007 was primarily due to the receipt in 2006 of a $200 million upfront fee associated with our co-promotion agreement with AstraZeneca. This payment was deferred and is being recognized over the period of the agreement. The reduction in cash provided by operating activities was partially offset by an increase in working capital and stronger operating results in 2007 as compared to 2006.

Cash provided by operating activities was $170.9 million for the year ended 2006 compared to cash used in operating activities of $22.3 million for the year ended 2005. The $193.7 million increase in cash provided by operations for 2006 was due primarily to the receipt of the $200.0 million upfront payment from AstraZeneca under the co-promotion agreement. These cash sources were partially offset by an increase in deferred income taxes as a result of the 2006 Merger.

Net cash used in operating activities was $22.3 million and $88.7 million for 2005 and 2004, respectively. The $66.4 million increase in cash used by operations for 2005 was primarily due to the launch of our only product, Abraxane®, during February 2005. Prior to February 2005, our operating cash flows primarily related to the development of Abraxane®.

Investing Activities

Our investing activities have included capital expenditures necessary to expand and maintain our manufacturing capabilities and infrastructure and outlays necessary to acquire various or intellectual property rights.

Net cash used for the acquisition of product license rights and other non-current assets totaled $1.8 million, and $2.7 million for the six-month periods ending June 30, 2007 and 2006, respectively. Net cash used for the acquisition of property, plant and equipment for the six-month periods ending June 30, 2007 and 2006, totaled $16.4 million and $23.4 million, respectively.

Net cash used for the acquisition of product license rights and other non-current assets totaled $14.8 million, $1.2 million and $3.3 million for the years ended December 31, 2006, 2005 and 2004, respectively. The increase in 2006 resulted from the purchase of an office building and land in Culver City, California.

Net cash used for the acquisition of property, plant and equipment totaled $64.4 million, $17.2 million and $26.0 million for the years ended December 31, 2006, 2005 and 2004, respectively. The increase in 2006 was due primarily to the purchase of a corporate aircraft and increased capital investment in our core manufacturing and development capabilities. Purchases of property, plant and equipment in 2005 and 2004 were primarily related to improvements in our manufacturing and development capabilities.

Financing Activities

Financing activities generally included borrowings under our credit facilities, and net transactions with Abraxis BioScience.

Net cash provided in financing activities was $37.1 million versus a use of cash of $161.4 million for the six-month periods ending June 30, 2007 and 2006, respectively. The six-month period in 2006 included $190.0 million of repayments from borrowings under our credit facility.

Net cash used in financing activities was $94.4 million in 2006, which represented a net $190.0 million repayment of debt under our credit facility in connection with the 2006 Merger, partially offset by $127.3 million provided by net transactions with Abraxis BioScience. Net cash provided in 2005 of $40.7 million was driven by $147.3 in net proceeds under our credit facilities, partially offset by $101.5 million of cash used in net transactions with Abraxis BioScience.

Net cash provided by financing activities in 2004 totaled $119.5 million, which included $109.1 million provided by net transactions with Abraxis BioScience, $7.9 million in net proceeds under our credit facility, and the $4.0 million mortgage repayment on our Elk Grove Village, Illinois facility.

Sources of Financing and Capital Requirements

We have historically funded our research and development activities through product licenses fees, including milestones, and borrowings, whereas our primary sources of liquidity have been cash flow from operations and funding from Abraxis BioScience with which we have inter-company transactions.

Approximately $725 million will be contributed to us in connection with the separation and related transactions. We intend to use this contribution primarily to establish our presence globally in connection with the worldwide commercialization of Abraxane®, to support clinical trial activity to expand indications for Abraxane®, to invest in research and development to commercialize our clinical and discovery pipelines and for potential strategic opportunities as well as for general corporate purposes, including working capital and capital expenditures. Pending any specific use of the approximately $725 million contribution to us, we generally intend to invest these funds in short-term, investment grade, interest-bearing securities.

Capital Requirements

Our future capital requirements will depend on numerous factors, including:

•	expansion of product sales into international markets;

•	working capital requirements and production, sales, marketing and development costs required to support Abraxane®;

•	research and development, including clinical trials, spending to develop further product candidates and ongoing studies;

•	the need for manufacturing expansion and improvement;

•	the requirements of any potential future acquisitions, asset purchases or equity investments; and

•	the amount of cash generated by operations, including potential milestone and license revenue.

We believe the approximately $725 million contributed to us, together with cash generated from operations, will be sufficient to finance our operations for at least the next twelve months. In the event we engage in future acquisitions or capital projects, we may have to raise additional capital through additional borrowings or the issuance of debt or equity securities.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual obligations represent future cash commitments and liabilities under agreements with third parties, and exclude contingent liabilities for which we cannot reasonably predict future payment. Accordingly, the table below excludes contractual obligations relating to milestones and royalty payments due to third parties contingent upon certain future events. Such events could include, but are not limited to, development milestones, regulatory approvals and product sales. The following information summarizes our contractual obligations and other commitments, consisting solely of operating leases, as of December 31, 2006:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(unaudited, in thousands)
Purchase obligations	$3,125	$3,125	$—	$—	$—
Operating lease obligations	14,289	1,981	4,309	5,117	2,882

Total	$17,414	$5,106	$4,309	$5,117	$2,882

Purchase Obligations

We have agreements for the bulk purchase of paclitaxel. As of December 31, 2006, we had a commitment to purchase $3.1 million of paclitaxel in 2007.

Clinical Trial and Other Commitments

We have entered into various clinical trial agreements with third parties for the management, planning and execution of clinical trials. These agreements generally include milestone payments based on the number of patient enrolled in the clinical study. If all milestones in these agreements were achieved, related milestone commitments to be paid by us in 2007 through 2011 would approximate $5.4 million. Based on our current estimates of patient enrollment, approximately $3.4 million would be payable in 2007, approximately $1.2 million would be payable in 2008, approximately $0.5 million would be payable in 2009 and less than $0.2 million would be payable in each of 2010 and 2011.

We own a library of natural drug discovery soil samples and related strains acquired from around the world, which is intended for use in the discovery of new chemical entities. We are committed to paying up to $4.2 million upon the achievement of certain milestones related to this library.

We do not currently have any off-balance sheet arrangements that are material or reasonably likely to be material to our financial position or results of operations.

AstraZeneca Co-Promotion Agreement: On April 26, 2006, we entered into a co-promotion and strategic marketing services agreement with AstraZeneca UK Limited, a wholly-owned subsidiary of AstraZeneca PLC, to co-promote Abraxane® in the United States. Under the terms of the agreement, AstraZeneca paid us an up-front fee of $200.0 million and will equally share in future costs associated with advertising and promotions of Abraxane® in the United States and certain clinical trials that are part of the overall clinical development program. Further milestone payments will be made to us upon the achievement of new indication approvals within pre-specified timelines. The co-promotion agreement, which began on July 1, 2006, will run for five and a half years. AstraZeneca will receive a 22% commission on net sales of Abraxane® during the term of the agreement, with a trailing commission of ten percent for the first year and five percent for the second year following the five and a half year term. We will retain all responsibility for clinical and regulatory development, manufacture and distribution of the product.

Taiho License Agreement: On May 27, 2005, we entered into a license agreement with Taiho Pharmaceutical Co., Ltd, or Taiho, a subsidiary of Otsuka Pharmaceutical Ltd., under which we granted Taiho the exclusive rights to market and sell Abraxane® in Japan to Taiho. Under the agreement, the parties established a steering committee, comprised of three representatives of from each of our company and Taiho, to oversee the preclinical and clinical development of Abraxane® in Asia for the treatment of breast, lung, gastric, and other solid tumors. The steering committee is required to meet at least once annually. In addition, under the agreement, the steering committee established a development working group, comprised of an equal number of representatives from both our company and Taiho, which is required to meet at least once quarterly until regulatory approval of Abraxane® is first obtained in Japan. The agreement provides for a non-refundable $20.0 million upfront payment, $38.5 million in potential milestone payments contingent upon the achievement of various clinical, regulatory and sales objectives and, following regulatory approval of Abraxane® in Japan, royalties based on net sales under the agreement. Due to our continuing involvement under the agreement through the steering committee and the development working group, the $20.0 million non-refundable upfront payment has been deferred. At the time the upfront payment was made, we estimated that it would take approximately five years to receive regulatory approval for the first indication of Abraxane® in Japan (following which approval, the steering committee’s responsibilities would be substantially diminished) and, based on internal market assessments, that Abraxane® could begin to face competition in Japan as early as seven years after entering into the agreement. We believe these estimates remain accurate. Accordingly, the upfront payment is being recognized as research revenue ratably over seven years.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. The most significant estimates in our combined financial statements are discussed below. Actual results could vary from those estimates.

Revenue Recognition

Abraxane® Revenue Recognition

We recognize revenue from the sale of a product when title and risk of loss have transferred to the customer, collection is reasonably assured and we have no further performance obligation. This is typically when the product is received by the customer. At the time of sale, as further described below, we reduce sales and provide for estimated chargebacks, contractual allowances or customer rebates, product returns and customer credits and cash discounts. Our methodology used to estimate and provide for these sales provisions was consistent across all periods presented. Accruals for sales provisions are presented in our combined financial statements as a reduction of net revenue and accounts receivable and, for contractual allowances, an increase in accrued liabilities. We regularly review information related to these estimates and adjust our reserves accordingly if, and when, actual experience differs from estimates.

We have internal historical information on chargebacks, rebates and customer returns and credits which we use as the primary factor in determining the related reserve requirements. Due to the nature of our product and its primary use in hospital and clinical settings with generally consistent demand, we believe that this internal historical data, in conjunction with periodic review of available third-party data and updated for any applicable changes in available information, provides a reliable basis for such estimates.

Research Revenue Recognition

Research revenue generally consists of amounts earned from the development and research to advance the commercial application of pharmaceutical compounds for third parties. Such research revenue may include upfront license fees, milestone payments and reimbursement of development and other costs, and royalties. Non-refundable upfront license fees under which we have continuing involvement in the form of development, manufacturing or commercialization are recognized as revenue ratably over either the development period, if the development risk is significant, or the estimated product useful life, if development risk has been substantially eliminated. Achievement-based milestone payments are recognized as revenue when the milestone objective is attained because the earnings process relating to such payments is complete upon attainment and because the payments are non-refundable and are not dependent upon future activities or the achievement of future objectives. These milestone payments are at risk and require substantive activity to achieve. Reimbursement of development and other costs are recognized as revenue as the related costs are incurred. Royalties are recognized as earned in accordance with the contract terms when royalties from licensees can be reliably measured and collectibility is reasonably assured. Royalty estimates are made in advance of amounts collected using historical and forecasted trends.

Other Deferred Revenue

Other deferred revenue primarily consists of upfront payments earned from our co-promotion agreement with AstraZeneca and our license agreement with Taiho Pharmaceutical Co., Ltd. Such deferred revenue is recognized as earned ratably over the life of each agreement.

Sales Provisions

Our sales provisions totaled $14.3 million and $10.7 million for the six months ended June 30, 2007 and 2006, respectively, and related reserves totaled $6.6 million and $3.7 million at June 30, 2007 and December 31, 2006, respectively. The increase in reserves relates primarily to chargeback reserves associated with increased sales of Abraxane®, as well as the timing of the related chargeback payments.

Chargebacks

Following industry practice, we typically sell our product to independent pharmaceutical wholesalers at wholesale list price. The wholesaler in turn sells our product to an end user, normally a hospital or alternative healthcare facility, at a lower contractual price previously established between us and the end user via a group purchasing organization, or GPO. GPOs enter into collective purchasing contracts with pharmaceutical suppliers to secure more favorable product pricing on behalf of their end-user members.

Our initial sale to the wholesaler, and the resulting receivable, are recorded at our wholesale list price. However, as most of these selling prices will be reduced to a lower end-user contract price, at the time of sale revenue is reduced by, and a provision recorded for, the difference between the list price and estimated end-user contract price. When the wholesaler ultimately sells the product to the end user at the end-user contract price, the wholesaler charges us, a chargeback, for the difference between the list price and the end-user contract price and such chargeback is offset against our initial estimated contra asset. The most significant estimates inherent in the initial chargeback provision relate to wholesale units pending chargeback and the ultimate end-user contract selling price. We base our estimation for these factors primarily on internal sales and chargeback processing experience, estimated wholesaler inventory stocking levels, current contract pricing and our expectation for future contract pricing changes.

Our net chargeback reserve totaled $0.9 million and $1.5 million at June 30, 2007 and December 31, 2006, respectively. The methodology used to estimate and provide for chargebacks was improved at the period ended September 30, 2006, to incorporate IMS reported sell through information related to channel activity resulting in a released provision of $2.1 million. Due to information constraints in the distribution channel, it has not been practical, and has not been necessary, for us to capture and quantify the impact of current versus prior year activity on the chargeback provision. Information constraints within the distribution channel primarily relate to our inability to track product through the channel on a unit or specific lot basis. In addition, for the most part, we do not receive information from our customers with respect to what level of their sales are subject to chargeback. The lack of information on a specific lot basis precludes us from tracking actual chargeback activity to the period of our initial sale. As a result, we rely on internal data, external IMS data and management estimates in order to estimate the amount of inventory in the channel subject to future chargeback. The amount of inventory in the channel is comprised of physical inventory at the distributor and that the distributor has yet to report as end user sales. Physical inventory in the channel is determined by the difference between our sales less end user sales as reported by IMS. As IMS data is reported approximately one month after end user sales, the last month of end user sales is determined by a mathematical trend incorporating IMS data for prior months. We estimate yet to be reported end user sales based on a historical average number of days to process charge back activities from the date of the end user sale. We also review current year chargeback activity to determine whether material changes in the provision relate to prior period sales; such changes have not been material to our statements of operations. As a proprietary product, Abraxane® does not require significant chargeback reserves. A one percent decrease in our estimated end-user contract selling prices would reduce total revenue in the six months ended June 30, 2007 by $0.2 million and a one percent increase in wholesale units pending chargeback at June 30, 2007 would decrease total revenue in the six months ended June 30, 2007 by less than $0.1 million.

Contractual Allowances, Returns and Credits and Bad Debts

Contractual allowances, generally rebates or administrative fees, are offered to certain wholesale customers, GPOs and end-user customers, consistent with pharmaceutical industry practices. Settlement of rebates and fees may generally occur from one to 15 months from date of sale. We provide a general provision for contractual allowances at the time of sale based on the historical relationship between sales and such allowances. Upon receipt of chargeback, due to the availability of product and customer specific information on these programs, we then establish a specific provision for fees or rebates based on the specific terms of each agreement. Our reserve for contractual allowances totaled $6.2 million at June 30, 2007 and $3.2 million at December 31, 2006. A one percent increase in the estimated rate of contractual allowances to net revenue at June 30, 2007 would decrease net sales by $0.2 million at that point in time. Contractual allowances are reflected in the combined financial statements as a reduction of total revenue and as a current accrued liability.

Consistent with industry practice, our return policy permits our customers to return product within a window of time before and after the expiration of product dating. We provide for product returns and other customer credits at the time of sale by applying historical experience factors generally based on our historic data on credits issued by credit category or product, relative to related sales and we provide specifically for known outstanding returns and credits. Our reserve for customer credits and product returns totaled $0.3 million and $0.5 million at June 30, 2007 and December 31, 2006, respectively. At June 30, 2007, a one percent increase in the estimated reserve requirements for customer credits and product returns would have decreased total revenue for the six months ended June 30, 2007 by $0.3 million.

We establish a reserve for bad debts based on general and identified customer credit exposure. Our historic bad debt losses have been insignificant.

Inventories

Inventories consist of products currently approved for marketing and may include certain products pending regulatory approval. From time to time, we capitalize inventory costs associated with products prior to regulatory approval based on our judgment of probable future commercial success and realizable value. Such judgment incorporates our knowledge and best judgment of where the product is in the regulatory review process, our required investment in the product, market conditions, competing products and our economic expectations for the product post-approval relative to the risk of manufacturing the product prior to approval. If final regulatory approval for such products is denied or delayed, we may need to provide for and expense such inventory.

At June 30, 2007 and December 31, 2006, inventory included $30.8 million and $21.5 million, respectively, in cost relating to products pending FDA or European regulatory approval at New APP’s Grand Island facility. Included in the amount pending approval at June 30, 2007 was raw materials of $23.6 million of paclitaxel (whole plant) with expiration dates starting in March 2010 and $2.8 million of other, which included $1.4 million of other Abraxane®-related products with expiration dates starting in September 2008, all of which have received FDA approval and therefore can be used for production of Abraxane® at our Melrose Park facility. Included in the amount pending approval at December 31, 2006 was raw materials of $17.7 million of paclitaxel (whole plant) and $1.2 million of other Abraxane®-related products, all of which have received FDA approval and therefore can be used for production of Abraxane® at our Melrose Park facility. Additionally, at June 30, 2007 and December 31, 2006, semi-finished products of $4.4 million and $2.6 million, respectively, in other Abraxane®-related products at New APP’s Grand Island facility were awaiting FDA or European approval. At June 30, 2007, other Abraxane®-related, semi-finished products at New APP’s Grand Island facility included $1.6 million in products with expiration dates starting in January 2008 and $2.7 million in products with expiration dates starting in the first half of 2009. New APP’s Grand Island facility received approval from the FDA for the production of Abraxane® in September 2007, and we anticipate European approval at this facility by the end of 2007. Our experience with manufacturing and marketing Abraxane® products at our Melrose Park facility generally indicates that there is minimal risk associated with the market acceptance for Abraxane® products being produced at New APP’s Grand Island facility. Additionally, we have determined that we will be able to utilize the inventory prior to the expiration of its shelf life.

We routinely review our inventory and establish reserves when the cost of the inventory is not expected to be recovered or our product cost exceeds realizable market value. In instances where inventory is at or approaching expiry, is not expected to be saleable based on our quality and control standards or for which the selling price has fallen below cost a reserve is established. We reserve for any inventory impairment based on the specific facts and circumstances. In evaluating the market value of inventory pending regulatory approval as compared to its cost, we consider the market, pricing and demand for competing products, our anticipated selling price for the product and the position of the product in the regulatory review process. Provisions for inventory reserves are reflected in the combined financial statements as an element of cost of sales with inventories presented net of related reserves.

Expense Recognition

Cost of sales represents the costs of the products which we have sold and consists of labor, raw materials, components, packaging, quality assurance and quality control, shipping and manufacturing overhead costs and the cost of finished products purchased from third parties.

Research and development costs are expensed as incurred or consumed and consist primarily of salaries and other personnel-related expenses, as well as depreciation of equipment, allocable facility, raw material and production expenses and contract and consulting fees. Research and development costs also include costs associated with our Switzerland facility activities prior to commercial production.

Selling, general and administrative expenses consist primarily of salaries, commissions and other personnel-related expenses, as well as costs for travel, trade shows and conventions, promotional material and catalogs, advertising and promotion, co-promotion commissions to AstraZeneca, facilities, risk management and professional fees.

For each of the periods presented, our product development and general and administrative functions were fully integrated with Abraxis BioScience, including product development, accounting, treasury, payroll, internal audit, information technology, corporate income tax, legal services and investor relations. In addition, Abraxis BioScience provided manufacturing services to us at cost. After the distribution, certain of these arrangements will continue on a temporary basis for a period generally not to exceed thirty-six months (or forty-eight months with respect to the manufacturing arrangement). The accompanying combined financial statements reflect the application of certain estimates and allocations and management believes the methods used to allocate these operating expenses are reasonable. The allocation methods include relative head count, sales, square footage and management knowledge. These allocated operating expenses totaled $31.1 million and $25.8 million for the six months ended June 30, 2007 and the year ended December 31, 2006, respectively. The financial information in these combined financial statements does not include all the expenses that would have been incurred had we been a separate, stand-alone entity. As such, the financial information herein does not reflect the combined financial position, results of operations and cash flows of us in the future or what they would have been, had we been a separate, stand-alone entity during the periods presented.

Stock-Based Compensation

We account for stock based compensation in accordance with FAS 123R, which requires the recognition of compensation cost for all share-based payments (including employee stock options) at fair value. We use the straight-line attribution method to recognize share-based compensation expenses over the applicable vesting period of the award. Options currently granted generally expire ten years from the grant date and vest ratably over a four year period, while awards under the RSU II plan generally vest with respect to one half of the units on the second anniversary of the 2006 Merger and with respect to the remaining one half of the units on the fourth anniversary of the 2006 Merger.

To determine stock-based compensation, we use the Black-Scholes option pricing model to estimate the fair value of options granted under equity incentive plans and rights to acquire stock granted under our stock participation plan. Awards under RSU Plan I and RSU Plan II entitle the holders on each vesting date to convert the vested portion of their awards into that number of shares of our common stock equal to the value of the vested portion of the award divided by the lower of (i) the average closing price of our common stock over the three consecutive trading days ending on and including the second full trading day preceding the vesting date and (ii) $28.27. Accordingly, compensation expense related to the RSU plans is based on the lower of the market price or $28.27 and is expensed under the liability method in accordance with FAS 123(R) on a straight-line basis over the applicable vesting period. Pre-tax stock-based compensation costs for the six months ended June 30, 2007 and 2006 were $10.5 million, including $6.5 million relating to the RSU plans, and $10.1 million including $7.9 million relating to RSU plans, respectively.

Income Taxes

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the combined financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as net operating loss and capital loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated financial statements in the period that includes the legislative enactment date.

In 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”), which provides specific guidance on the financial statement recognition, measurement, reporting and disclosure of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 addresses the determination of whether tax benefits, either permanent or temporary, should be recorded in the financial statements. We adopted FIN 48 as of the beginning of our 2007 fiscal year. The adoption of this statement did not have a material impact on our combined results of operations and financial condition.

As of the beginning of our 2007 fiscal year, the total amount of gross unrecognized tax benefits, which are reported in other liabilities in our combined balance sheet, was $1.6 million. Of this amount, approximately $0.9 million would impact our effective tax rate over time, if recognized. In addition, we accrue interest and any necessary penalties related to unrecognized tax positions in our provision for income taxes.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks associated with changes in interest rates and foreign currency exchange rates. Interest rate changes affect primarily our investments in marketable securities and our debt obligations. Changes in foreign currency exchange rates can affect our operations outside of the United States.

Foreign Currency Risk: We have operations in Canada, Switzerland and other parts of the world; however, both revenue and expenses of those operations are typically denominated in the currency of the country of operations, providing a partial hedge. Nonetheless, these foreign subsidiaries are presented in our combined financial statement in U.S. dollars and can be impacted by foreign currency exchange fluctuations through both (i) translation risk, which is the risk that the financial statements for a particular period or as of a certain date depend on the prevailing exchange rates of the various currencies against the U.S. dollar, and (ii) transaction risk, which is the risk that the currency impact of transactions denominated in currencies other than the subsidiaries functional currency may vary according to currency fluctuations.

With respect to translation risk, even though there may be fluctuations of currencies against the U.S. dollar, which may impact comparisons with prior periods, the translation impact is included in accumulated other comprehensive income, a component of stockholders’ equity, and does not affect the underlying results of operations. Gains and losses related to transactions denominated in a currency other than the functional currency of the countries in which we operate are included in the consolidated statements of operations. As of June 30, 2007, there were no outstanding hedge arrangements.

Investment Risk: The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our activities without increasing risk. Some of the securities that we invest in may have interest rate risk. This means that a change in prevailing interest rates may cause the fair value of the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the prevailing rate and the prevailing rate later rises, the fair value of the principal amount of our investment will probably decline.

To minimize this risk, we maintain an investment portfolio of cash equivalents and short-term investments consisting of high credit quality securities, including commercial paper, government and non-government debt securities and money market funds. We do not use derivative financial instruments. The average maturity of the debt securities in which we invest has been less than 90 days and the maximum maturity has been three months.

Interest Rate Risk: As of June 30, 2007, we had no outstanding balance on Abraxis BioScience’s credit facility. Consequently, we have no current exposure to changes in interest rates on borrowings.

BUSINESS

We are a newly formed entity and, prior to the separation, our business was conducted as part of Abraxis BioScience. References in this information statement to our historical assets, liabilities, products, business or activities are generally intended to refer to the historical assets, liabilities, products, business or activities of our company as it was conducted as part of Abraxis BioScience prior to the separation.

Overview

We are one of the few fully integrated biotechnology companies, with a breakthrough marketed product (Abraxane®), global ownership of our proprietary technology platform and clinical pipeline, dedicated nanoparticle manufacturing capabilities for worldwide supply integrated with seasoned in-house capabilities, including discovery, clinical drug development, regulatory and sales and marketing.

We are dedicated to the discovery, development and delivery of next-generation therapeutics and core technologies that offer patients safer and more effective treatments for cancer and other critical illnesses. Our portfolio includes the world’s first and only protein-based nanoparticle chemotherapeutic compound (Abraxane®) which is based on our proprietary tumor targeting technology known as the nab™ technology platform. This nab™ technology platform is the first to exploit the tumor’s biology against itself, taking advantage of an albumin-specific, receptor-mediated transport system and allowing the delivery of a drug from the vascular space across the blood vessel wall to the underlying tumor tissue. Abraxane® is the first clinical and commercial validation of our nab™ technology platform. From the discovery and research phase to development and commercialization, we are committed to rapidly enhancing our product pipeline and accelerating the delivery of breakthrough therapies that will transform the lives of patients who need them.

We own the worldwide rights to Abraxane®, a next-generation, nanometer-sized, solvent-free taxane that was approved by the U.S. Food and Drug Administration, or the FDA, in January 2005 for its initial indication in the treatment of metastatic breast cancer and launched in February 2005. We believe the successful launch of Abraxane® validates our nab™ tumor targeting technology, a novel biologically interactive (receptor-mediated) system to deliver chemotherapeutic agents in high concentrations preferentially to all tumors secreting a protein called SPARC, which attracts and binds to albumin. Abraxane® revenue for the six months ended June 30, 2007 and the year ended December 31, 2006 was $149.6 million and $174.9 million, respectively, which included recognized deferred revenue related to our June 2006 co-promotion agreement with AstraZeneca UK Limited. Both NDC and IMS data continue to demonstrate the positive growth trend in Abraxane® usage. According to IMS data, Abraxane® continues to be the fastest growing taxane in the United States with unit volume growth of 46% in the second quarter of 2007 versus the same period in 2006.

Our research and development approach is based on the integration of our nab™ tumor targeting technology, our natural product drug discovery platform, our multi-functional chemistry capabilities with our in-house clinical trial and regulatory strengths combined with our unique nanoparticle manufacturing capabilities. Our product pipeline includes over five clinical oncology and cardiovascular product candidates in various stages of testing and development, including Abraxane® and Coroxane™ for various indications. We also have over 45 discovery product candidates and novel chemical entities for various diseases, including cancer, multiple sclerosis and Alzheimer’s. We believe the application of our nab™ technology will serve as the platform for the development of numerous drugs for the treatment of cancer and other critical illnesses. To leverage in-house manufacturing, clinical trial and regulatory expertise, we will continue to supplement our discovery efforts through technology acquisitions and external collaborations with academia and start-up biotechnology companies. We have begun executing this strategy through strategic alliances or licensing arrangements with Biocon Limited, the Buck Institute for Age Research, the California NanoSystems Institute at UCLA, Dana-Farber Cancer Institute and the University of Southern California, among others.

We own manufacturing facilities in Melrose Park, Illinois, Phoenix, Arizona and Barbengo, Switzerland and a research and development facility and pilot plant in Melrose Park, Illinois and will own a manufacturing facility in Barceloneta, Puerto Rico. We also operate research and development facilities in Auburn, California, Marina Del Rey, California and Westwood, California and a clinical trial management facility in Raleigh, North Carolina.

Following the distribution, for the length of the applicable lease, our manufacturing facility in Melrose Park will be leased to New APP and New APP will provide certain contract manufacturing services to us in accordance with the terms of the manufacturing agreement. In addition, we will lease from New APP a portion of New APP’s Grand Island, New York manufacturing facility to enable us to perform our responsibilities under the manufacturing agreement. In addition, following the distribution, New APP’s Puerto Rico facility will be divided into two separate facilities and we will take ownership of the part of the facility comprising the active pharmaceutical ingredients manufacturing plant, which is currently being leased to Pfizer. See “Relationship Between New APP and US After the Separation and Distribution—Separation and Distribution Agreement,” “—Manufacturing Agreement” and “—Real Estate Leases.”

Strategy

Our goal is to become the leading fully integrated global biotechnology company focused on the discovery, development, marketing and sale of next-generation therapeutics for cancer and other critical illnesses, including multiple sclerosis and Alzheimer’s. The key elements of our strategy include:

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Commercialize Abraxane® Globally. We have a dedicated sales and marketing team, comprised of approximately 165 sales, marketing and medical sales and support staff members, who will continue to target key segments of the oncology markets, including leading oncologists, cancer centers and the oncology distribution channel. In April 2006, to accelerate the market penetration of Abraxane®, we entered into a co-promotion and strategic marketing services agreement with AstraZeneca UK Limited to co-promote Abraxane® in the United States. With regard to the global commercialization of Abraxane®, in June 2006, we received regulatory approval from the Therapeutic Products Directorate of Health Canada to market Abraxane® for the treatment of metastatic breast cancer in Canada. In addition, in October 2007, we received regulatory approval from India’s Drug Controller General to market Abraxane® for the treatment of metastatic breast cancer in India. We have filed for regulatory approval of Abraxane® in Australia, China, the European Union, Korea and Russia. In October 2007, we received a positive opinion from the European Committee for Human Medicinal Products (CHMP) in favor of approval of Abraxane® for the treatment of metastatic breast cancer in women who have failed therapy in the first-line setting. The positive opinion from the CHMP is the final step before formal approval to market Abraxane® in Europe. A formal decision by the European Commission on marketing authorization is expected within the next three to four months. We plan to file for regulatory approval of Abraxane® for various indications in Japan and Taiwan, among other countries. We plan to develop or acquire regulatory, sales and marketing expertise in each of our target jurisdictions.

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Expand Indications for Abraxane®. We will continue to pursue an aggressive and comprehensive clinical development plan to maximize the commercial potential and clinical knowledge of Abraxane®. As of June 30, 2007, approximately 20 company-sponsored Abraxane® clinical studies and approximately 120 investigator-initiated Abraxane® clinical studies were planned or underway for various indications, of which more than 40 had active patient enrollment. The investigator-initiated studies generally are intended to advance the clinical knowledge of Abraxane®. We will continue to study the use of Abraxane® in a variety of oncology settings and intend to focus our Phase III trials in first-line metastatic breast cancer, first-line non-small cell lung cancer (NSCLC) and melanoma, all of which are expected to be superiority trials utilizing weekly dosing schedules of Abraxane®. Special Protocol Assessments (SPA) for the design of the NSCLC and melanoma Phase III trials were submitted to the FDA in the first quarter of 2007. In October 2007, we reached a definitive agreement with the FDA under the SPA process regarding the design of the Phase III NSCLC trial. In the agreement, the FDA determined that the design and planned analysis of the study addresses the objectives necessary to support a regulatory submission. Patient enrollment in the Phase III NSCLC trial will begin immediately, and the Phase III melanoma trial is expected to begin in the fourth quarter of 2007. We currently are seeking a strategic partner for the ongoing clinical development of Coroxane™ for various cardiovascular applications.

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Develop our Clinical Pipeline. We intend to continue to leverage our nab™ tumor targeting technology and our internal clinical development and regulatory expertise to develop numerous product candidates for the treatment of cancer and other critical illnesses. The following product candidates have reached the clinical development phase: nab™-docetaxel (ABI-008), nab™-rapamycin (ABI-009) and nab™-17AAG (ABI-010), each for the treatment of solid tumors. In the second quarter of 2007, we initiated two of four planned Phase I/II trials with nab™-docetaxel. These two Phase I/II trials will evaluate the safety, tolerability and anti-tumor activity of nab™-docetaxel given every three weeks for the treatment of hormone refractory prostate cancer and metastatic breast cancer. We filed an investigational new drug application, or IND, for nab™-rapamycin in December 2006, and clinical studies for this product candidate are expected to begin in the fourth quarter of 2007. We have confirmed with the FDA our clinical development plan for nab™-17AAG and intend to submit an IND for nab™-17AAG in the fourth quarter of 2007. We anticipate filing an IND for nab™-thiocolchine dimer (ABI-011), a novel chemical entity with anti-topoisomerase and tubulin activity, in 2008. An important strategy underway is the development of an informatics and electronic systems to streamline our clinical trial management processes, including establishing alliances to enhance patient accrual and provide efficient methods of data capture.

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Develop our Discovery Pipeline. We have established a proprietary natural product library of broad chemical diversity for drug discovery. The library currently represents approximately 100,000 semi-purified screening samples derived from microorganisms retrieved from over 30,000 soil samples representing geographic, habitat and genetic diversity from all over the world. New strains of microorganisms are continuously being added from our soil sample collection, and we believe the millions of microorganisms in each soil sample provide us with an almost limitless resource for continuing to create new and targeted libraries of natural product chemical diversity for drug discovery. Natural products are an important component of our drug discovery strategy and, with the capability of overcoming water insolubility through the use of our nab™ technology, we believe we have the unique opportunity to translate water insoluble compounds discovered from our natural product library into clinical applications.

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Pursue the Discovery and Development of Product Candidates Based on the Approach of Predictive, Personalized Evidence-Based Medicine. In recent years, research studies on a global scale have attempted to define subsets of biochemical markers that may be useful predictors of response to treatments (evaluated through clinical response, toxicity and time to disease progression) and prognostic markers which are equally as important in determining the aggressiveness of cancers as well as other diseases. The era of predictive, personalized evidence-based medicine has emerged, and a strategic focus for our company will be to identify compounds with specific activity linked to specific biological markers related to specific disease states. One of our goals is to combine prognostic markers with specific therapeutic agents, which would enable clinicians to tailor therapy to the molecular profile of the patient while minimizing life-threatening toxicities.

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Pursue Proprietary Pharmaceutical Product Opportunities. We intend to acquire or license rights to proprietary pharmaceutical products in our focus therapeutic areas, allowing us to enhance our market presence and visibility. We intend to take advantage of our relationships and resources in the oncology area by entering into marketing and distribution collaborations with pharmaceutical companies that are developing proprietary products. We also intend to explore unique business expansion opportunities relating to our nab™ tumor targeting technology, including collaborative relationships to reformulate the products of others using our nab™ technology.

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Complement Internal Growth with Strategic Acquisitions. We believe opportunities exist for us to enhance our competitive position by acquiring companies with complementary products and technologies. We also may invest in or acquire additional manufacturing capacity to meet projected demand for our future products.

Use of Cash Contribution

As described further in “—Strategy” above, we intend to use the approximately $725 million contributed to us in connection with the separation and related transactions primarily to establish our presence globally in connection with the worldwide commercialization of Abraxane® , to support clinical trial activity to expand indications for Abraxane®, to invest in research and development to commercialize our clinical and discovery pipelines and for potential strategic opportunities as well as for general corporate purposes, including working capital and capital expenditures. We currently anticipate that we will spend at least $250 million in the aggregate for 2008 and 2009 in support of clinical studies to expand the indications for Abraxane® and continued development of our product pipeline. We also currently anticipate that we will spend at least $60 million in the aggregate for 2008 and 2009 to establish our European infrastructure for the commercialization of Abraxane® across Europe. As of the date of this information statement, we have not specifically allocated the remaining funds for the other categories. We believe the approximately $725 million contributed to us, together with our anticipated cash generated from operations, will be sufficient to finance our operations for at least the next twelve months and to fund our anticipated Phase III trials for our current clinical product candidates. However, product development efforts may not result in commercial products and the amount and timing of our research and development expenses may change due to many factors, including the introduction of competitive products or unanticipated clinical trial results. The amount and timing of our actual expenditures will depend upon numerous factors, including the requirements of our product development and commercialization efforts, the need for capacity expansion and improvement and the amount of cash generated by our operations. Pending any specific use of the approximately $725 million contributed to us, we generally intend to invest these funds in short-term, investment grade, interest-bearing securities.

Abraxane®, A Proprietary Injectable Oncology Product

Overview

Abraxane® is a next-generation, nanometer-sized, solvent-free taxane that was approved by the FDA in January 2005 for its initial indication in the treatment of metastatic breast cancer and launched in February 2005. Taxanes are one of the most widely used chemotherapy agents. We believe the successful launch of Abraxane® validates our nab™ tumor targeting technology described below. Effective January 1, 2006, we received a unique reimbursement “J” code for Abraxane®, which facilitates reimbursement from Medicare and Medicaid as well as private payors.

First clinical and commercial validation of our nab™ tumor targeting technology

Abraxane® represents the first in a new class of protein-bound taxane particles that takes advantage of albumin, a natural carrier of water insoluble molecules (e.g., various nutrients, vitamins and hormones) found in humans. Because tumors have an increased need for nutrients to support rapid malignant growth, albumin complexes accumulate preferentially in tumors. Recent molecular analyses have identified receptor-mediated pathways (gp60) facilitating active transport of albumin complexes from the blood into tissues and resulting in preferential accumulation in tumors by tumor-secreted proteins (SPARC), which attract albumin. Abraxane® consists only of paclitaxel nanometer-sized albumin-bound particles and, in a pivotal 460 patient Phase III clinical trial, demonstrated an almost doubling of the response rate, a longer time to tumor progression in metastatic breast cancer as well as an increased survival in patients previously treated for metastatic disease when compared to Taxol®. We believe that our nab™ tumor targeting technology and these albumin pathways allow more rapid delivery of paclitaxel to the cancer cells, with preferential accumulation while at the same time allowing less drug indiscriminately into normal, healthy cells. This is supported by the clinical findings demonstrated by Abraxane®.

Overcoming the obstacles and toxicity of solvents

Many oncology drugs are water insoluble and thus require solvents to formulate the drugs for injection. Taxol® contains the active ingredient paclitaxel dissolved in the toxic solvent Cremophor. The toxicity of Cremophor limits the dose of Taxol® that can be administered, potentially limiting the efficacy of the drug. Furthermore, patients receiving Taxol® require pre-medication with steroids and antihistamines to prevent the toxic side effects associated with Cremophor and, in some cases, require a growth factor such as G-CSF to overcome low white blood cell levels resulting from chemotherapy.

Abraxane® utilizes our nab™ tumor targeting technology to encapsulate an amorphous form of paclitaxel in albumin, a human protein found in blood and avoids the need for Cremophor. Because it contains no Cremophor solvent, this next-generation taxane product enables the administration of 50% more chemotherapy with a well- tolerated safety profile, requires no routine premedication to prevent hypersensitivity reactions, can be given over a shorter infusion time using standard IV tubing and reduces the need for G-CSF support.

Abraxane® clinical development, label expansion and global commercialization plans

We will continue to pursue an aggressive and comprehensive clinical development plan to maximize the commercial potential and clinical knowledge of Abraxane®. As of June 30, 2007, approximately 20 company-sponsored Abraxane® clinical studies and approximately 120 investigator-initiated Abraxane® clinical studies were planned or underway for various indications, of which more than 40 had active patient enrollment. The investigator-initiated studies generally are intended to advance the clinical knowledge of Abraxane®.

In June 2007, data was presented at the 43rd Annual Meeting of the American Society of Clinical Oncology (ASCO) updating results from an ongoing open-label, randomized head-to-head Phase II clinical trial comparing Abraxane® and Taxotere® in the first-line treatment of metastatic breast cancer. The updated analysis demonstrated that Abraxane® administered weekly (150 mg/m2) and every three weeks (300 mg/m2) resulted in longer progression-free survival and an overall improved toxicity profile compared to Taxotere® administered every three weeks (100 mg/m2). Abraxane® administered weekly (100 mg/m2) resulted in comparable progression-free survival and significantly less toxicity compared to the Taxotere® arm. Results from a planned independent radiology review were also presented, which demonstrated a strong correlation between investigator findings for response rate and progression-free survival and assessments made by independent radiology review. Radiologists were blinded to treatment assignment, investigator assessment of response, and target lesions selected by the investigator. Based on these data, we plan to initiate a global multi-center head-to-head Phase III registration trial comparing Abraxane® at the 150 mg/m2 dose administered weekly to Taxotere® at the 100 mg/m2 dose administered every three weeks for the first-line treatment of metastatic breast cancer. The trial is planned to begin in the fourth quarter of 2007 and will take place in multiple sites throughout North America, Eastern and Western Europe and Asia-Pacific.

We will continue to study the use of Abraxane® in a variety of oncology settings and intend to focus our Phase III trials in first-line metastatic breast cancer, first-line non-small cell lung cancer (NSCLC) and melanoma, all of which are expected to be superiority trials utilizing weekly dosing schedules of Abraxane®. Special Protocol Assessments (SPA) for the design of the NSCLC and melanoma Phase III trials were submitted to the FDA in the first quarter of 2007. In October 2007, we reached a definitive agreement with the FDA under the SPA process regarding the design of the Phase III NSCLC trial. In the agreement, the FDA determined that the design and planned analysis of the study addresses the objectives necessary to support a regulatory submission. The Phase III pivotal trial is a randomized, open-label trial comparing weekly 100 mg/m2 Abraxane® (days 1, 8 and 15 of each cycle) and 200 mg/m2 Taxol® (paclitaxel) injection every three weeks. Carboplatin will be administered at AUC=6 on day 1 of each cycle repeated every three weeks in both treatment arms. The study will enroll approximately 1,000 patients with Stage IIIb and IV non-small cell lung cancer. The primary endpoint of the study is overall response rate, and patient enrollment of this trial will begin immediately. The Phase III melanoma trial is expected to begin in the fourth quarter of 2007. We also continue to expand our clinical experience with Abraxane® and its potential in treating multiple tumor types as a single agent and in combination.

With regard to the global commercialization of Abraxane®, in June 2006, we received regulatory approval from the Therapeutic Products Directorate of Health Canada to market Abraxane® for the treatment of metastatic breast cancer in Canada. In June 2006, we submitted our application to market Abraxane® in Russia for the treatment of breast, non-small cell lung and ovarian cancers. In September 2006, the European Medicines Agency (EMEA) accepted for review our application for use of Abraxane® in the treatment of breast cancer. In October 2007, we received a positive opinion from the European Committee for Human Medicinal Products

(CHMP) in favor of approval of Abraxane® for the treatment of metastatic breast cancer in women who have failed therapy in the first-line setting. The positive opinion from the CHMP is the final step before formal approval to market Abraxane® in Europe. A formal decision by the European Commission on marketing authorization is expected within the next three to four months. In January 2007, the Therapeutic Goods Administration (TGA) in Australia accepted for review our marketing application to use Abraxane® for the treatment of metastatic breast cancer. In July 2007, we filed for regulatory approval with the State Food and Drug Administration of the People’s Republic of China to market Abraxane® for the treatment of metastatic breast cancer in China. In October 2007, we received regulatory approval from India’s Drug Controller General to market Abraxane® for the treatment of metastatic breast cancer in India. Commercial introduction of Abraxane® in the Indian market is expected in 2008 following completion of the appropriate importation certifications. In August 2007, we filed for regulatory approval with the Korean FDA to market Abraxane® for the treatment of metastatic breast cancer in Korea. We plan to file for regulatory approval of Abraxane® for various indications in Japan and Taiwan, among other countries.

nab™ Tumor Targeting Technology Platform

We have identified a biological pathway specific to tumors through which tumors preferentially accumulate albumin-bound complexes. This preferential accumulation of albumin appears to be facilitated through a tumor’s secretion of a protein called SPARC, which binds to and accumulates albumin. A body of research has suggested that the secretion of SPARC occurs in most solid tumors that are difficult to treat, including in breast, lung, ovarian, head and neck, melanoma, gastric, esophageal, glioma and cervical tumors. Exploiting these tumors’ attraction for albumin, we have developed a novel mechanism to deliver chemotherapy agents in high concentrations preferentially to all tumors secreting SPARC. This is accomplished through our nab™ tumor targeting technology, which encapsulates chemotherapy agents in nanometer-sized particles of albumin that is approximately 1/100th the size of a single red blood cell. Millions of these particles can be injected in a single dose of medication. This albumin-bound medication enters the bloodstream where it is transported across the blood vessel wall through a specific albumin receptor (gp60) on the blood vessel wall and targeted by SPARC secreted from the tumor cell.

The following diagram depicts our nab™ tumor targeting technology and the proposed mechanism by which high concentrations of chemotherapy agents are delivered preferentially to tumors through the biological gp60 receptor pathway and through albumin binding to SPARC.

In April 2007, at 98th Annual Meeting of the American Association for Cancer Research (AACR), we announced results from various pre-clinical studies that support the role of SPARC and our nab™ tumor targeting technology. The results from one pre-clinical study demonstrated that SPARC is an albumin-binding protein and that the level of the SPARC expression could be correlated with the response of tumors to Abraxane®. This provides concrete support for the earlier hypothesis that higher levels of SPARC protein may lead to enhanced anti-tumor effect of Abraxane®. The pre-clinical study results also provided evidence for chemotherapy induced angiogenesis and a rationale for combining Abraxane® with VEGF inhibitor drugs like Avastin® . We continue to explore the role of our nab™ technology for targeting SPARC and other biological pathways, as well as for the development of new therapeutic candidates, including our clinical product candidates described below.

We believe we can apply our nab™ tumor targeting technology to numerous chemotherapy agents. By exploiting the abnormal vascular growth (angiogenesis) and the overexpression of albumin-binding proteins (gp60 and SPARC) in advanced tumor cells and by overcoming water insolubility of many active chemotherapy agents, we believe that our technology may revolutionize the delivery of chemotherapy agents to cancer patients. As shown below, Abraxane® represents the first clinical and commercial validation of our nab™ technology that takes advantage of albumin, a natural carrier of water insoluble molecules (e.g., various nutrients, vitamins and hormones) found in humans. Because tumors have an increased need for nutrients to support rapid malignant growth, albumin complexes accumulate preferentially in tumors.

We believe that our nab™ tumor targeting technology will serve as the platform for the development of numerous other drugs for the treatment of cancer and other critical illnesses. We are committed to maximizing the potential application of our technology.

Select Clinical Product Candidates

We intend to continue to leverage our nab™ tumor targeting technology and our internal clinical development and regulatory expertise to develop numerous drug candidates for the treatment of cancer and other critical illnesses. The following table is a selection of certain of our clinical product candidates and shows the status of these clinical product candidates.

Compound	Critical Illness	Status
Abraxane®	First-Line Metastatic Breast Cancer	Phase II completed (Global multi-center head-to-head Phase III planned to begin in the fourth quarter of 2007).

Abraxane®	First-Line Non-Small Cell Lung Cancer	Phase II (Phase III to begin in the fourth quarter of 2007).

Abraxane®	Malignant Melanoma	Phase II (Phase III planned to begin in the fourth quarter of 2007).

ABI-008 (nab™-docetaxel)	Solid Tumors	IND filed in fourth quarter of 2006. Two Phase I/II trials initiated in the second quarter of 2007.

ABI-009 (nab™-rapamycin)	Solid Tumors	IND filed in December 2006. Clinical studies are expected to begin in the fourth quarter of 2007.

ABI-010 (nab™-17AAG)	Solid Tumors	IND filing planned for the fourth quarter of 2007.

ABI-011 (nab™-thiocolchicine dimer)	Solid Tumors	IND filing planned for 2008.

Coroxane™	Coronary Artery Restenosis	Phase II. Seeking strategic partner.

Coroxane™	Peripheral Artery Restenosis	Seeking strategic partner.

ABI-008 (nab™-docetaxel). ABI-008 is a solvent-free, Tween®-free nanometer-sized form of docetaxel. Docetaxel is the active ingredient in the currently largest selling taxane, Taxotere®. An investigational new drug application, or IND, was filed for ABI-008 in the fourth quarter of 2006. In the second quarter of 2007, we initiated two of four planned Phase I/II trials with ABI-008, the second drug based on our nab™ technology to enter clinical development. These two Phase I/II trials will evaluate the safety, tolerability and anti-tumor activity of nab™-docetaxel given every three weeks for the treatment of hormone refractory prostate cancer and metastatic breast cancer.

ABI-009 (nab™-rapamycin). Rapamycin, a protein kinase inhibitor, inhibits downstream signals from mTOR, a pathway that promotes tumor growth. Currently, it is marketed as an orally bioavailable immunosuppresive drug and no intravenous form is available because of the water insolubility of this molecule. The anti-cancer effects of rapamycin are limited by the immunosuppression associated with chronic oral administration. ABI-009 is a nanometer-sized, albumin-bound form of rapamycin able to be administered intravenously or by inhalation. At the 98th Annual Meeting of the AACR in April 2007, first-time data were presented from a pre-clinical study evaluating the toxicity and anti-tumor effect of ABI-009. These results demonstrated that ABI-009 was well-tolerated, showed linear pharmacokinetics, and was highly effective against a number of tumor models in vivo. An IND for ABI-009 was filed in December 2006. Clinical studies are expected to begin in the fourth quarter of 2007.

ABI-010 (nab™-17AAG). 17AAG is a polyketide inhibitor of Hsp90 (heat shock protein 90) and interrupts several biological processes implicated in cancer cell growth and survival. Hsp90 is a protein chaperone that binds to several sets of signaling proteins, known as “client proteins.” 17AAG binds to Hsp90 and causes its dissociation from, and consequent degradation of, the client proteins. Because the Hsp90 client proteins are so important in signal transduction and in transcription (processes critical to the growth and survival of cancer cells), 17AAG may serve as a chemotherapy agent in the treatment of multiple cancers. Current formulations of 17AAG require solvents such as Cremophor and DMSO. ABI-010 is a solvent-free albumin-bound form of this drug. We have confirmed with the FDA our clinical development plan for nab™-17AAG and plan to submit an IND for nab™-17AAG in the fourth quarter of 2007.

ABI-011 (nab™-thiocolchicine dimer). Thiocolchicine dimers are novel thiocolchicines with dual mechanisms of action showing both microtubule destabilization and the disruption of topoisomerase-1 activity. nab™-thiocolchicine dimer is a nanoparticle, albumin-bound form of the water insoluble dimer. ABI-011 was selected for its cytotoxic activity in nanomole range concentrations on several human tumor cell lines and, in particular, on a tumor cell line resistant to cisplatin and topotecan. This particular behavior was related to a dual mechanism of action. ABI-011 has the additional oncotherapeutic property of inhibiting topoisomerase-1 nuclear enzymes in a different manner than the classic topo-1 inhibitors, camptothecins. Pre-clinical studies of ABI-011 have shown that it also possess anti-angiogenic and vascular targeting activity. We anticipate that an IND for nab™-thiocolchicine dimer will be filed in 2008.

Coroxane™ (nanometer-sized paclitaxel, Abraxane®, under the trade name Coroxane™). Coroxane™ is currently in Phase II clinical studies for coronary restenosis. The SNAPIST series of studies examines the use of Coroxane™ in the treatment of coronary artery restenosis, including the use of Coroxane™ in patients receiving bare metal stents. Coroxane™ administered intraarterially with bare metal stents may address the issue of incomplete re-endothelialization and acute thrombosis associated with drug-eluting stents. We currently intend to seek a strategic partner for the further development and marketing of Coraxane™.

Research and Development

Our research and development efforts are based on the tight integration and rapid translation of discovery from the bench to the clinic among its chemistry, biology, pharmaceutical, regulatory and clinical development groups. We have recruited seasoned discovery scientists, medicinal chemists, formulation scientists and integrated these talents with a team of clinical development and regulatory experts. Our approach is based on the integration of various capabilities and resources, including:

•	our nab™ tumor targeting technology;

•	our proprietary natural product drug discovery platform;

•	our multi-functional chemistry capabilities; and

•	internal clinical trial and regulatory competencies.

Natural Product Drug Discovery Platform

Almost half of today’s best-selling drugs originate from natural products or their derivatives. A key feature of natural products is their enormous structural and chemical diversity that is not represented in combinatorial libraries of synthetic compounds. This makes natural products a fertile resource for finding novel compounds that interact with new targets for drug discovery. In addition, our nab™ tumor targeting technology platform is ideally suited to the formulation and delivery of natural products, which tend to be more water insoluble, larger and more complex than typical synthetic drugs.

We have established a proprietary natural product library of large chemical diversity for drug discovery. The library currently represents approximately 100,000 semi-purified screening samples derived from microorganisms (over 65,000 strains of actinomycetes, fungi and bacteria) retrieved from over 30,000 soil samples representing geographic, habitat and genetic diversity from all over the world. New strains of microorganisms are continuously being added from our soil sample collection, and we believe the millions of microorganisms in each soil sample provide us with an almost limitless resource for continuing to create new and targeted libraries of natural product chemical diversity for drug discovery. For example, nab™-17AAG was developed based on extracts from our natural product library.

Natural products are an important component of our drug discovery strategy and, with the capability to overcoming water insolubility through the use of our nab™ technology, we believe we have the unique opportunity to translate water insoluble compounds discovered from our natural product libraries into clinical applications.

Multi-functional Chemistry Capabilities. We possess a full range of chemistry capabilities, including organic and medicinal chemistry, analytical chemistry, formulation, process development and natural product isolation chemistry. Our approach, which involves chemistry-driven discovery combined with biology-driven validation and integration with our nab™ technology, has been applied successfully on many drug discovery programs.

Internal Clinical Trial and Regulatory Competencies. We have established key internal clinical development and regulatory competencies to execute rapid clinical translation of our technology in the most cost-efficient manner. Clinical Operations, Safety Reporting, Data Management and Biostatistics are located in our Raleigh, North Carolina office and consisted of approximately 55 employees at June 30, 2007. Clinical Operations manages all of our company-sponsored clinical trials by overseeing the study conduct at each site and verifying data integrity. Data Management enters all clinical trial data into an in-house Oracle® Clinical database that is used to produce reports for FDA submissions. Safety reporting and post-marketing safety surveillance are carried out using the ArisGlobal® Drug Safety Reporting System. The regulatory operations team is responsible for making submissions to the FDA and global regulatory authorities. This seasoned team accomplished the first electronic submission of an NDA with the FDA of an oncology product, resulting in FDA approval of Abraxane®. An important strategy underway is the development of an informatics and electronic systems to streamline our clinical trial management processes, including establishing alliances to enhance patient accrual and provide efficient methods of data capture.

Drug Discovery Strategies

Our drug discovery strategies are based upon the following:

•	our natural product drug discovery platform;

•	SPARC protein;

•	our cancer drug discovery targeting the tumor suppressor p53;

•	immunotherapeutics and related assay systems; and

•	Abraxis translational molecular bioscience at CNSI.

SPARC

SPARC (Secreted Protein Acidic Rich in Cysteine) is a major intratumoral target of our nab™ technology platform due to its secretion by a variety of tumors and the affinity of albumin for SPARC. In addition, it has been discovered that the SPARC protein, when administered systemically in combination with chemotherapy, can greatly sensitize a chemotherapy resistant tumor in xenograft tumor models. Our scientists, in collaboration with university scientists, are exploring the therapeutic potential of SPARC in the treatment of chemo-resistant tumors. We will continue to explore the role of our nab™ technology for targeting SPARC and other biological pathways, as well as for the development of new therapeutic candidates.

Cancer Drug Discovery Targeting the Tumor Suppressor p53

In July 2007, we entered into a license agreement with the Buck Institute for Age Research under which we exclusively licensed the worldwide intellectual property rights for technologies designed to generate novel therapeutics and identify new drug discovery targets. There are no upfront or milestone payments required by us under the license agreement. If products are successfully developed incorporating any of the licensed technologies, we will pay the Buck Institute royalties based on a percentage of net sales. The term of the agreement will continue until the last patent claiming a licensed product under the agreement expires. However, the license agreement may be terminated earlier by a party upon the other party’s failure to timely cure a material breach under the agreement or upon the other party’s bankruptcy or insolvency.

Through this license agreement, we own the rights to a proprietary discovery platform designed to discover new chemical entities that remediate the signaling activities of the tumor suppressor p53 in p53-dysfunctional cancer cells. Loss of p53 activity is associated with one-half of all human tumors, often rendering these cancer cells resistant to conventional therapies. The licensed technologies have made the discovery of reactivators of appropriate p53 signaling behavior possible. Inherent in the design of the technologies is a strategy to develop therapeutics that selectively stimulate programmed cell death in p53-dysfunctional cancer cells and that would leave healthy cells expressing normal p53 unaffected.

The therapies developed in this program will target a specific population of aberrant (tumor) cells and forge a novel class of chemotherapeutics which have the potential to be much more potent than general inhibitors of cell proliferation or inducers of cell death. In the era of personalized medicine, and in combination with our emerging diagnostic methodologies, we believe this program will generate a novel pipeline of drugs that promise cancer patients greater proficiency with fewer side effects.

Immunotherapeutics and Related Assay Systems

The technologies licensed from the Buck Institute also included a novel immunotherapeutic/anti-cancer compound (T9) and highly sensitive cell-based assay systems for the discovery of additional immune-modulating drugs. Immune-modulating drugs represent an emerging class of therapies with broad clinical application in the treatment of cancer, allergies, inflammation, autoimmunity and tissue transplantation. T9 is a highly potent bi-functional molecule with the ability to kill cancer cells and to activate the immune response to recognize cancer cells in a manner analogous to childhood vaccination.

T9 was originally discovered using robust ultra-sensitive cell-based assay systems which respond to minute amounts of potential immune-modulating drugs. Over time, these systems were further modified to allow for their use in high throughput screens for the identification of compounds that can control the magnitude and quality of the immune response. The immune-modulating high throughput screening systems (IMHTSS) technologies are important tools for the discovery of novel agents which modulate the immune response through controlling the type and degree of inflammation. “Hits” resulting from the screening of synthetic and natural product libraries using the IMHTSS technologies are anticipated to be further developed to act as immune adjuvants in improving existing vaccination platforms or to inhibit the immune response in the context of allergies (such as asthma) or autoimmune diseases (such as type I diabetes, multiple sclerosis and lupus erythematosus).

Abraxis Translational Molecular Bioscience at CNSI

The California NanoSystems Institute (CNSI) is a multidisciplinary research center at UCLA whose mission is to encourage university-industry collaboration and to enable the rapid commercialization of discoveries in nanosystems. CNSI members include some of the world’s preeminent scientists, and the work conducted at the institute represents world-class expertise in five targeted areas of nanosystems-related research: renewable energy, environmental nanotechnology and nanotoxicology, nanobiotechnology and biomaterials, nanomechanical and nanofluidic systems, and nanoelectronics, photonics and architectonics.

In July 2007, we entered into a research collaboration agreement with CNSI under which the parties agreed to collaborate on early research in nanobiotechnology for the advancement of new technologies in medicine.

Under the agreement, we committed to fund up to $10 million over ten years in two tranches of $5 million for research projects selected by a committee comprised equally of our and CNSI representatives. Any intellectual property resulting from the projects will be owned by CNSI. However, we have an exclusive option to license such intellectual property on standard university terms. In addition, if the parties are unable to successfully negotiate a license, CNSI may not license the intellectual property to another party at a lower rate than offered to us for a specified period of time. The term of the agreement is ten years, but either party can terminate on 30 days notice and the funding commitment for the second $5 million is subject to mutual agreement within 30 days of the end of the fifth year of the agreement.

This partnership provides CNSI and our researchers the opportunity to jointly pursue innovative approaches to the diagnosis and treatment of life-threatening diseases, leveraging the complementary resources and skills of both organizations. Working side by side with CNSI collaborators, our scientists will focus on rapidly and seamlessly translating early scientific discovery into practical application. The Abraxis/CNSI Research Collaboration Lab has been designed to integrate and support multidisciplinary science, including cellular and molecular biology (including high-throughput discovery), nanodetection methodologies and tools for diagnostic discoveries, medicinal and synthetic chemistry, computational structural biology (including rational approaches to drug discovery) and bioengineering of nanodevices and nanomaterials.

Sales and Marketing

We have a dedicated sales and marking group which targets key segments of the oncology market: specifically, leading oncologists, cancer centers and the oncology distribution channel. This group is comprised of approximately 165 sales, marketing and medical sales and support staff members. In April 2006, we entered into a co-promotion and strategic marketing services agreement with AstraZeneca UK Limited to co-promote Abraxane® in the United States. Through this relationship, in addition to our already established sales force, AstraZeneca added an experienced sales force that solely co-promotes Abraxane® in the U.S. market. This commercial collaboration provides significantly greater reach and is expected to accelerate the market penetration of Abraxane® in the United States. With respect to sales and marketing of Abraxane® in countries outside of North America, we are continuing to evaluate developing our own sales and marketing expertise as well as exploring possible strategic relationships.

Strategic Relationships

AstraZeneca UK Limited

We have a co-promotion and strategic marketing services agreement with AstraZeneca UK Limited, a wholly-owned subsidiary of AstraZeneca PLC, to co-promote Abraxane® in the United States. Under the terms of the agreement, AstraZeneca paid an up-front fee of $200.0 million and will equally share in future costs associated with advertising and promoting in the United States and certain clinical trials that are part of the overall clinical development program. Further milestone payments of up to an aggregate of approximately $80 million will be made to us upon the achievement of new specified indication approvals for Abraxane® prior to January 1, 2010 or 2011, depending on the indication. The co-promotion agreement, which began on July 1, 2006, will run for five and a half years. AstraZeneca will receive a 22% commission on U.S. net sales of Abraxane® during the term of the agreement, with a trailing commission of ten percent for the first year and five percent for the second year following the five and a half year term. We retain all responsibility for clinical and regulatory development, manufacture and distribution of the product.

Under this agreement, AstraZeneca has a right of first offer to license or co-promote Abraxane® outside the United States, other than in certain countries, should we seek to license or co-promote Abraxane® outside of the United States and a right of first offer to license or co-promote nab™-docetaxel in the United States and certain other countries should we seek to license or co-promote nab™-docetaxel in those countries.

Taiho Pharmaceutical Co., Ltd.

In May 2005, we entered into a license agreement with Taiho Pharmaceutical Co., Ltd. under which we granted to Taiho the exclusive rights to market and sell Abraxane® in Japan. We established a joint steering committee with Taiho to oversee the development of Abraxane® in Japan for the treatment of breast, lung and gastric cancer and other solid tumors. Under this license agreement, Taiho paid us a non-refundable, upfront payment and will make additional payments to us upon achievement of various clinical, regulatory and sales milestones, with total potential payments in excess of $50.0 million. In addition, we will receive royalties from Taiho based on net sales under the license agreement. The agreement will remain in effect until terminated by one of the parties in accordance with its terms. The agreement may be terminated: (a) at any time by mutual agreement of the parties; (b) by either party if the other party fails to timely cure a material breach under the agreement or the other party is bankrupt or insolvent; (c) by Taiho upon nine months notice if Taiho determines, for safety, legal or other reasons, not to continue pursuing the development and commercialization of Abraxane® in Japan; (d) by Taiho if we fail to timely remedy certain manufacturing deficiencies; and (e) at any time by us if Taiho sells (i) Abraxane® while concurrently selling Abraxane® in a generic form or (ii) an injectable formulation of a taxane compound, including paclitaxel and docetaxel.

Biocon Limited

In June 2007, we entered into a license agreement with Biocon Limited under which we licensed the right to develop and commercialize a biosimilar version of G-CSF (granulocyte-colony stimulating factor) in North America and the European Union. Our rights are exclusive with respect to North America and the more significant countries in the European Union, including the United Kingdom, Italy, France, Germany and Spain, or the key EU countries. Our rights are co-exclusive with Biocon with respect to the other countries in the European Union. If we fail to obtain regulatory approval in any key EU country, then Biocon has the right to terminate our license in that country unless we make a payment to Biocon equal approximately to the royalty that would have been payable had we achieved a specified target market share. In addition, if we fail to achieve that target market share by a specified time in any key EU country or the United States, then Biocon has the right to make our license in that country non-exclusive unless we make a payment to Biocon equal approximately to the royalty that would have been payable had we achieved the target market share. If we lose exclusivity in all key EU countries, then our rights become non-exclusive in all countries in the European Union. If we fail to achieve a minimum market share by a specified time in any country for two consecutive calendar years, then Biocon also has the right to terminate our rights with respect to such country. The initial term of the agreement is for ten years, with automatic renewals for successive three year terms for all countries other than those in which we failed to achieve the minimum market share by the specified time for two consecutive calendar years. We may terminate the agreement if Biocon fails to timely cure a material breach. Biocon may terminate the agreement if we fail to timely cure a material breach or we develop, manufacture or market any competing product.

G-CSF is an haematopoietic growth factor that works by encouraging the bone marrow to produce more white blood cells. Therapeutic G-CSF is primarily used for the treatment of neutropenia, the lowering of the white blood cells that fight infections. Biocon has received regulatory approval of its G-CSF from the Indian DCGI for the treatment of neutropenia in cancer patients. The biological activity of Biocon’s G-CSF used in clinical trials was evaluated by NIBSC (National Institute of Biological Standards and Control), UK, which provides independent testing of biological medicines. The NIBSC found that the potency of Biocon’s drug met the necessary requirements of a biosimilar G-CSF. Under the terms of the agreement, we paid Biocon a $7.5 million licensing fee upon the achievement of the only milestone under the agreement and, following regulatory approval in the licensed territories, we will pay Biocon royalties based on a percentage of net sales.

In June 2007, we entered into a license agreement with Biocon Limited under which we granted Biocon the right to market and sell Abraxane® in India, Pakistan, Bangladesh, Sri Lanka, United Arab Emirates, Saudi Arabia, Kuwait and certain other South Asian and Persian Gulf countries. Biocon’s rights are exclusive with respect to India, Pakistan, Bangladesh, Nepal, Bhutan, Sri Lanka and the Maldive Islands and are co-exclusive with us and our licensees with respect to all other countries. If Biocon fails to achieve a specified target market share by a specified time in any exclusive country, then we have the right to make Biocon’s license in that country non-exclusive unless Biocon makes a payment to us equal approximately to the royalty that would have been payable had Biocon achieved the target market share. If Biocon fails to achieve a minimum market share by a specified time in any exclusive country for two consecutive calendar years, then we also have the right to terminate Biocon’s rights with respect to such country. The agreement will remain in effect until terminated by one of the parties in accordance its terms. We may terminate the agreement if Biocon (a) fails to timely cure a material breach; (b) fails to receive regulatory approval in India by a specified time; (c) becomes bankrupt; or (d) sells Abraxane® while concurrently selling a generic form of Abraxane®. Biocon may terminate the agreement if we fail to timely cure a material breach. We will receive payments from Biocon based on the higher of a percentage net sales or a specified profit split under the license agreement. In October 2007, we received regulatory approval from India’s Drug Controller General to market Abraxane® for the treatment of metastatic breast cancer in India. Commercial introduction of Abraxane® in the Indian market is expected in 2008 following completion of appropriate importation certifications.

University of Southern California

In May 2007, we entered into a license agreement with the University of Southern California (USC) under which we licensed the exclusive worldwide development and commercialization rights for an intellectual property portfolio of diagnostic protein biomarkers for therapy response, therapy toxicity and disease recurrence in colorectal cancers. The intellectual property licensed is based on USC research by Associate Professor of Medicine Heinz-Joseph Lenz and colleagues. Under the terms of the agreement, we made a $500,000 upfront payment to USC. We agreed to make minimum annual royalty payments of $25,000. If products are successfully developed incorporating any of the licensed technologies, we will pay USC royalties based on a percentage of net sales. We have also agreed to spend at least $100,000 internally or with third parties for product development under the agreement. The general royalty payments and product development expenses are fully creditable towards the annual minimal royalty.

Cenomed BioSciences, LLC

In April 2007, we formed a joint venture with Cenomed, Inc. to create Cenomed BioSciences, LLC. This venture is designed to further the research and development of novel drugs that interact with the central nervous system focused on psychiatric and neurological diseases. Substantially all of the assets of Cenomed, Inc. were contributed to this joint venture. The previous focus of the research by Cenomed included the development of drugs for the treatment of schizophrenia, neuroprotection, mild cognitive impairment and memory/attention impairments associated with aging, attention deficit hyperactivity disorder and pain. We hold a 70% membership interest in this joint venture. Under the operating agreement for this joint venture, we made an initial contribution of $500,000. We also agreed to contribute up to an additional $5.5 million to help fund the further development of these drugs as follows: approximately $136,000 per month from May 2007 to March 2008 and approximately $167,000 per month from April 2008 to March 31, 2010. Neither Cenomed nor we are required under the operating agreement to contribute any additional capital to the joint venture. We are entitled to elect three of the five managers to the board, with board actions generally requiring only a majority vote of the managers. The joint venture shall continue until dissolved upon the earliest to occur of (i) the approval of the board of managers and the affirmative vote of the members; (ii) entry of a decree of judicial dissolution in accordance with Delaware law; or (iii) a sale of all or substantially all of the assets of the joint venture and the corresponding receipt by the members of the full consideration relating thereto.

Competition

Competition among biotechnology, pharmaceutical and other companies that research, develop, manufacture or market proprietary pharmaceuticals is intense and is expected to increase. We compete with these entities in all areas of business, including competing to attract and retain qualified scientific and technical personnel.

Our products’ and product candidates’ competitive position among other pharmaceutical products may be based on, among other things, patent position, product efficacy, safety, reliability, availability, patient convenience/delivery devices and price, as well as, the development and marketing of new competitive products. Certain of our products and product candidates may face substantial competition from products marketed by large pharmaceutical companies, many of which have greater clinical, research, regulatory, manufacturing, marketing, financial and human resources and experience than we do. In addition, the introduction of new products or the development of new processes by competitors or new information about existing products may result in product replacements or price reductions, even for products protected by patents.

Some of our competitors are actively engaged in research and development in areas where we are developing product candidates. The competitive marketplace for our product candidates is significantly dependent upon the timing of entry into the market. Early entry may have important advantages in gaining product acceptance and market share and, as a result, may contribute significantly to the product’s eventual success and profitability. Accordingly, in some cases, the relative speed with which we can develop products, complete the testing, receive approval, and supply commercial quantities of the product to the market is expected to be important to its competitive position.

In addition, we compete with large pharmaceutical and biotechnology companies when entering into cooperative arrangements with smaller companies and research organizations in the biotechnology industry for the development and commercialization of products and product candidates. Small companies, academic institutions, governmental agencies and other public and private research organizations conduct a significant amount of research and development in the biotechnology industry. These entities may seek to enter into licensing arrangements to collect royalties for use of technology or for the sale of products they have discovered or developed. We may face competition in licensing or acquisition activities from pharmaceutical companies and large biotechnology companies that also seek to acquire technologies or product candidates from these entities.

We believe that Abraxane® competes, directly or indirectly, with the primary taxanes in the market place, including Bristol-Myers Squibb’s Taxol® and its generic equivalents, Sanofi-Aventis’ Taxotere® and other cancer therapies. Many pharmaceutical companies have developed and are marketing, or are developing, alternative formulations of paclitaxel and other cancer therapies that may compete directly or indirectly with Abraxane®.

Regulatory Considerations

Proprietary pharmaceutical products are subject to extensive pre- and post-market regulation by the FDA, including regulations that govern the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, advertising and promotion of the products under the Federal Food Drug and Cosmetic Act and the Public Health Services Act, and by comparable agencies in foreign countries. FDA approval is required before any dosage form of any drug can be marketed in the United States. All applications for FDA approval must contain information relating to pharmaceutical formulation, stability, manufacturing, processing, packaging, labeling and quality control.

The process required by the FDA before a new drug may be marketed in the United States generally involves:

•	completion of pre-clinical laboratory and animal testing;

•	submission of an investigational new drug application, or IND, which must become effective before trials may begin;

•	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug product’s intended use; and

•	submission to and approval by the FDA of a new drug application, or NDA.

Clinical trials are typically conducted in three sequential phases that may overlap. These phases generally include:

•	Phase I during which the drug is introduced into healthy human subjects or, on occasion, patients, and generally is tested for safety, stability, dose tolerance and metabolism;

•

Phase II during which the drug is introduced into a limited patient population to determine the efficacy of the product in specific targeted diseases, to determine dosage tolerance and optimal dosage and to identify possible adverse effects and safety risks; and

•	Phase III during which the clinical trial is expanded to a more diverse patient group in geographically dispersed trial sites to further evaluate clinical efficacy, optimal dosage and safety.

The drug sponsor, the FDA or the Institutional Review Board at each institution at which a clinical trial is being performed may suspend a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable health risk.

The results of product development, preclinical animal studies and human studies are submitted to the FDA as part of the NDA. The NDA also must contain extensive manufacturing information. The FDA may approve on the basis of the submission made or disapprove the NDA if applicable FDA regulatory criteria are not satisfied. The FDA may also require additional clinical data. Under certain circumstances, drug sponsors may obtain approval pursuant to Section 505(b)(2) of the Federal Food, Drug & Cosmetic Act based in part upon literature or an FDA finding and/or effectiveness for another approved product, even where the products are not duplicates in terms of chemistry and bioequivalence. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-market regulatory standards is not maintained or if problems occur after the product reaches the marketplace. In addition, the FDA may require post-marketing studies to monitor the effect of approved products and may limit further marketing of the product based on the results of these post-marketing studies. The FDA requested that we perform a safety and pharmacokinetics study for Abraxane® in patients with hepatic impairment. This ongoing study is our only outstanding post-marketing commitment and is expected to be completed in mid-2008. The FDA has broad post-market regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products, and withdraw approvals.

Satisfaction of FDA pre-market approval requirements typically takes several years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon a manufacturer’s activities. Success in early stage clinical trials does not assure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

In addition to regulating and auditing human clinical trials, the FDA regulates and inspects equipment, facilities, laboratories and processes used in the manufacturing and testing of such products prior to providing approval to market a product. If after receiving clearance from the FDA, a material change is made in manufacturing equipment, location or process, additional regulatory review may be required. We and our suppliers also must adhere to current good manufacturing practice and product-specific regulations enforced by the FDA through its facilities inspection program. The FDA also conducts regular, periodic visits to re-inspect equipment, facilities, laboratories and processes following the initial approval. If, as a result of these inspections, the FDA determines that the equipment, facilities, laboratories or processes do not comply with applicable FDA regulations and conditions of product approval, the FDA may seek civil, criminal or administrative sanctions and/or remedies against our manufacturers, including the suspension of manufacturing operations.

We are also subject to various federal and state laws pertaining to health care “fraud and abuse,” including anti-kickback laws and false claims laws. Anti-kickback laws make it illegal to solicit, offer, receive or pay any remuneration in exchange for, or to induce, the referral of business, including the purchase or prescription of a particular drug. The federal government has published regulations that identify “safe harbors” or exemptions for certain arrangements that do not violate the anti-kickback statutes. Due to the breadth of the statutory provisions and the absence of guidance in the form of regulations or court decisions addressing some practices, it is possible that our practices might be challenged under anti-kickback or similar laws. False claims laws prohibit anyone from knowingly and willingly presenting, or causing to be presented for payment to third-party payers (including Medicare and Medicaid), claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed or claims for medically unnecessary items or services. The activities of our strategic partners relating to the sale and marketing of our products may be subject to scrutiny under these laws. Violations of fraud and abuse laws may be punishable by criminal and/or civil sanctions, including fines and civil monetary penalties, as well as the possibility of exclusion from federal health care programs (including Medicare and Medicaid). If the government were to allege against or convict us of violating these laws, there could be a material adverse effect on us. Our activities could be subject to challenge for the reasons discussed above and due to the broad scope of these laws and the increasing attention being given to them by law enforcement authorities.

We are also subject to regulation under the Occupational Safety and Health Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, and other current and potential future federal, state, or local laws, rules and/or regulations. Our research and development activities involve the controlled use of chemicals, biological materials and other hazardous materials. We believe that our procedures comply with the standards prescribed by federal, state and local laws, rules and/or regulations; however, the risk of injury or accidental contamination cannot be completely eliminated.

Manufacturing

We have manufacturing facilities in Melrose Park, Illinois, Phoenix, Arizona and Barbengo, Switzerland. Following the distribution, for the length of the applicable lease, our manufacturing facility in Melrose Park will be leased to New APP and New APP will provide certain contract manufacturing services to us in accordance with the terms of the manufacturing agreement. In addition, we will lease from New APP a portion of New APP’s Grand Island, New York manufacturing facility to enable us to perform our responsibilities under the manufacturing agreement for its term. The initial term of the manufacturing agreement will expire on December 31, 2011, but the term of the manufacturing agreement will be automatically extended for one year if either New APP exercises its option to extend the lease for our Melrose Park manufacturing facility for an additional year or we exercise our option to extend the lease for New APP’s Grand Island manufacturing facility for an additional year. See “Relationship Between New APP and Us After the Separation and Distribution—Manufacturing Agreement” and “—Real Estate Leases.” We expect that our Melrose Park, Phoenix and Barbengo facilities will be utilized to globally manufacture our current and future proprietary products, including Abraxane®.

In addition, following the distribution, Abraxis BioScience’s current Puerto Rico facility will be divided into two separate facilities and we will take ownership of one part of the facility. The portion of the Puerto Rico facility that will be owned by us following the separation of the Puerto Rico facility is the 90,000 square foot active pharmaceutical ingredients manufacturing plant currently leased to Pfizer for a term expiring in February 2012.

We are required to comply with the applicable FDA manufacturing requirements contained in the FDA’s current Good Manufacturing Practice, or cGMP, regulations. cGMP regulations require quality control and quality assurance as well as the corresponding maintenance of records and documentation. Our manufacturing facilities must meet cGMP requirements to permit us to manufacture our products. We are subject to the periodic inspection of our facilities, procedures and operations and/or the testing of our products by the FDA, the Drug Enforcement Administration and other authorities to assess our compliance with applicable regulations. In late December 2006, Old Abraxis received a warning letter from the FDA regarding the Melrose Park facility following a periodic review of the facility earlier in the year. The focus of the letter was the agency’s belief that Old Abraxis needed to accelerate the implementation of certain improvements that were presented by Old

Abraxis, as well as make some of the improvements more robust. The FDA completed its re-inspection of the facility in September 2007. Based on that re-inspection, in October 2007, the FDA informed us that we had satisfactorily resolved the issues associated with the warning letter and began approving New APP’s pending product applications at that facility. Prior to the receipt of the warning letter, Old Abraxis had adopted a four-year modernization plan for the Melrose Park facility with estimated minimum capital expenditures of approximately $12 million. To date, Old Abraxis has spent approximately $6.8 million under the modernization plan. The total amount of, timing of implementing and percentage of completion under the modernization plan may vary and will depend upon, among other things, our ongoing compliance with FDA and other regulatory standards, changes in equipment technology and our anticipated manufacturing capacity and utilization. Notwithstanding the fact that New APP LLC will lease the Melrose Park facility from us for a term of four or five years following the separation and related transactions, we generally will be responsible for the cost of implementing the modernization plan.

Failure to comply with the statutory and regulatory requirements subjects the manufacturer to possible legal or regulatory action, including the seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations, and civil and criminal penalties. Adverse experiences with a product must be reported to the FDA and could result in the imposition of market restriction through labeling changes or in product removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval.

Raw Materials

The manufacture of our products requires raw materials and other components that must meet stringent FDA requirements. Some of these raw materials and other components currently are available only from a limited number of sources. Additionally, regulatory approvals for a particular product denote the raw materials and components, and the suppliers for such materials that may be used for that product. Even when more than one supplier exists, we may elect to list, and in some cases have only listed, one supplier in our applications with the FDA. Any change in or addition of a supplier not previously approved must then be submitted through a formal approval process with the FDA. From time to time, it is necessary to maintain increased levels of certain raw materials due to the anticipation of raw material shortages or in response to market opportunities.

Intellectual Property

We rely on trade secrets, unpatented proprietary know-how, continuing technological innovation and patent protection to preserve our competitive position. We have over 100 issued U.S. and foreign patents, including patents relating to Abraxane® and the technology surrounding Abraxane®. The issued patents covering Abraxane®, and methods of use and preparation of Abraxane®, currently expire through 2018, but we have additional pending U.S. and foreign patent applications covering Abraxane® that could extend the expiration dates.

Our success depends on our ability to operate without infringing the patents and proprietary rights of third parties. We cannot determine with certainty whether patents or patent applications of other parties will materially affect our ability to make, use, offer to sell or sell any products. A number of pharmaceutical companies, biotechnology companies, universities and research institutions may have filed patent applications or may have been granted patents that cover aspects of our or our licensors’ products, product candidates or other technologies.

Intellectual property protection is highly uncertain and involves complex legal and factual questions. Our patents and those for which we have or will have licensed rights may be challenged, invalidated, infringed or circumvented, and the rights granted in those patents may not provide proprietary protection or competitive advantages to us. We and our licensors may not be able to develop patentable products. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be sufficient to protect the technology owned by or licensed to us.

Third-party patent applications and patents could reduce the coverage of the patents licensed, or that may be licensed to or owned by us. If patents containing competitive or conflicting claims are issued to third parties, we may be enjoined from commercialization of products or be required to obtain licenses to these patents or to develop or obtain alternative technology. In addition, other parties may duplicate, design around or independently develop similar or alternative technologies to our licensors or our technologies.

Litigation may be necessary to enforce patents issued or licensed to us or to determine the scope or validity of another party’s proprietary rights. U.S. Patent and Trademark Office interference proceedings may be necessary if we and another party both claim to have invented the same subject matter. Similarly, our patents and patent applications, or those of our licensors, could face other challenges, such as opposition proceedings and reexamination proceedings. Any such challenge, if successful, could result in the invalidation of, or a narrowing of scope of, any such patents and patent applications. We could incur substantial costs and our management’s attention would be diverted if:

•	patent litigation is brought by third parties;

•	we are a party to or participates in patent suits brought against or initiated by us or our licensors;

•	we are a party to or participate in an interference proceeding; or

•	we are a party to an opposition or reexamination proceeding.

In addition, we may not prevail in any of these actions or proceedings.

We are currently involved in a patent infringement lawsuit with Élan Pharmaceutical Int’l Ltd. See “Legal Proceedings” below.

Employees

As of June 30, 2007, we had a total of approximately 460 full-time employees, of which approximately 160 were dedicated to research and development activities, including clinical trials, approximately 65 were in manufacturing, approximately 165 were in sales and marketing and approximately 70 were in administration and finance. We also retained approximately 85 manufacturing, product development and other employees in connection with our acquisition of Watson’s manufacturing facility in Phoenix, Arizona in July 2007. None of our employees are represented by a labor union or subject to a collective bargaining agreement. We have not experienced any work stoppage and consider our relations with our employees to be good.

Environment

We believe that our operations comply in all material respects with applicable laws and regulations concerning the environment. While it is impossible to predict accurately the future costs associated with environmental compliance and potential remediation activities, compliance with environmental laws is not expected to require significant capital expenditures and has not had, and is not expected to have, a material adverse effect on our financial condition or competitive position.

Properties

We operate various facilities in the United States, and Switzerland, which have an aggregate size of approximately 886,500 square feet. We believe that our existing facilities are sufficient to meet our expected needs for at least the next twelve months. The location and uses of our principal facilities are as follows:

Location	Use	Own/Lease	Lease Expiration	Approximate Square Feet
Los Angeles, California	Principal executive offices	Lease	December, 2011	36,200
Marina Del Rey, California	Research and development	Lease	August 2011	108,700
Bridgewater, New Jersey	Administration	Lease	September, 2011	33,000
Elk Grove Village, Illinois	Manufacturing	Own	—	90,000
Melrose Park, Illinois (1)	Manufacturing	Own	—	122,000
Melrose Park, Illinois (2)	Research and development and warehouse	Own	—	147,000
Grand Island, New York (3)	Manufacturing	Lease	December 2011	5,700
Barbengo, Switzerland	Manufacturing	Own	—	25,000
Phoenix, Arizona	Manufacturing	Own	—	200,000
Barceloneta, Puerto Rico (4)	Manufacturing	Own	—	90,000
Raleigh, North Carolina	Clinical trial management	Lease	July 2016	28,900

				886,500

(1)	For the length of the applicable lease, the manufacturing facility in Melrose Park will be leased to New APP, and New APP will provide certain contract manufacturing services to us in accordance with the terms of the manufacturing agreement.
(2)	We will lease approximately 71,000 square feet of our warehouse space located at this Melrose Park facility to New APP for a term initially expiring in December 2011. We will also lease approximately 48,000 square feet of our research and development space located at this Melrose Park facility to New APP for a term expiring in December 2010. See “Relationship Between New APP and Us After the Separation and Distribution—Real Estate Leases” for additional information
(3)	We will lease from New APP a portion of New APP’s Grand Island, New York manufacturing facility to enable us to perform our responsibilities under the manufacturing agreement for its term. The initial term of the manufacturing agreement will expire on December 31, 2011, but the term of the manufacturing agreement will be automatically extended for one year if either New APP exercises its option to extend the lease for our Melrose Park manufacturing facility for an additional year or we elect to exercise our option to extend the lease for New APP’s Grand Island manufacturing facility for an additional year.
(4)	Abraxis BioScience’s current Puerto Rico facility will be divided into two separate facilities, and we will take ownership of one part of the facility. The portion of the Puerto Rico facility that will be owned by us following the separation of the Puerto Rico facility is the 90,000 square foot active pharmaceutical ingredients manufacturing plant currently leased to Pfizer for a term expiring on February 2012. See “Relationship Between New APP and Us After the Separation and Distribution—Separation and Distribution Agreement—Puerto Rico Property.”

Legal Proceedings

In December 2004, a former officer and employee and a former director of American BioScience, the former parent of Abraxis BioScience, filed a demand for arbitration with the American Arbitration Association against Abraxis BioScience (then known as American Pharmaceutical Partners), our Chief Executive Officer and American BioScience. In the arbitration, this individual asserted that Abraxis BioScience improperly terminated his employment and that the defendants breached various promises allegedly made to him. This individual is seeking various forms of relief, including monetary damages and equity interests in Abraxis BioScience common stock. The arbitration was held in May 2007. The parties entered into a settlement agreement and release in

October 2007 with respect to all disputes between the parties, including the action described below. Pursuant to the indemnification provisions of the definitive agreements for the 2006 Merger, the former ABI shareholders will indemnify us for most of our obligations under the settlement agreement.

In addition, in May 2006, this same former officer filed an action against Abraxis BioScience, American BioScience and certain of Abraxis BioScience’s directors in Cook County, Illinois relating to the merger between Abraxis BioScience (then known as American Pharmaceutical Partners) and American BioScience alleging that the defendants breached fiduciary duties to its stockholders by causing Abraxis BioScience to enter into the merger agreement. The complaint sought $12 million in damages. In July 2007, the Court dismissed this action on the grounds of forum non-conveniens. In September 2007, this same individual filed a substantially identical action in Los Angeles Superior Court, County of Los Angeles. This action was settled in October 2007 pursuant to the terms of the settlement agreement and release described above.

On or about December 7, 2005, several stockholder derivative and class action lawsuits were filed against Abraxis BioScience (then known as American Pharmaceutical Partners), its directors and American BioScience in the Delaware Court of Chancery relating to the merger between Abraxis BioScience (then known as American Pharmaceutical Partners) and American BioScience. Abraxis BioScience was a nominal defendant in the stockholder derivative actions. The lawsuits allege that Abraxis BioScience’s directors breached their fiduciary duties to stockholders by causing Abraxis BioScience (then known as American Pharmaceutical Partners) to enter into the merger agreement, which, it is alleged unjustly enriched American BioScience’s stockholders and caused the value of the shares held by Abraxis BioScience’s public stockholders to be significantly diminished. The lawsuits seek, among other things, an unspecified amount of damages and the rescission of the merger. In May 2007, the plaintiffs voluntarily dismissed the derivative and unjust enrichment claims, and the action is proceeding as a putative class action solely against the individual defendants. We will assume any liability of Abraxis BioScience relating to this litigation under the separation and distribution agreement.

On July 19, 2006, Élan Pharmaceutical Int’l Ltd. filed a lawsuit against Abraxis BioScience in the U.S. District Court for the District of Delaware alleging that Abraxis BioScience willfully infringed upon two of their patents by asserting that Abraxane® uses technology protected by Élan-owned patents. Élan seeks unspecified damages and an injunction. In August 2006, Abraxis BioScience filed a response to Élan’s complaint contending that it did not infringe on the Élan patents and that the Élan patents are invalid. The trial has been set to begin in June 2008. We will assume any liability of Abraxis BioScience relating to this litigation under the separation and distribution agreement.

We are from time to time subject to claims and litigation arising in the ordinary course of our business. We intend to defend vigorously any such litigation that may arise under all defenses that would be available to us. In the opinion of management, the ultimate outcome of proceedings of which management is aware, even if adverse to us, will not have a material adverse effect on our financial position or results of operations.

RELATIONSHIP BETWEEN NEW APP AND US

AFTER THE SEPARATION AND DISTRIBUTION

We have provided below a summary description of the separation and distribution agreement and the key related agreements. This description, which summarizes the material terms of these agreements, is qualified by reference to the full text of the forms of separation and distribution agreement, tax allocation agreement, employee matters agreement, transition services agreement, the manufacturing agreement and the lease agreements, forms of which have been filed with the SEC as exhibits to the registration statement into which this information statement is incorporated. The terms of these agreements have not yet been finalized; changes, some of which may be material, may be made prior to the distribution.

General

On the distribution date, Old Abraxis will effect a holding company merger whereby Abraxis BioScience will become a holding company and its business will become held by New Abraxis, LLC. We were formed by Abraxis BioScience as its wholly-owned subsidiary, and, until the separation and distribution, the results of operations of the assets and entities that will constitute our company have been included in Abraxis BioScience’s consolidated financial statements. After the separation and distribution, Abraxis BioScience will not have any ownership interest in our company, and we will become an independent, publicly-traded company. Following the separation and distribution, we will change our name to “Abraxis BioScience, Inc.”

Prior to the distribution, we, Abraxis BioScience, New Abraxis, LLC and New APP LLC will enter into a separation and distribution agreement as well as a number of other agreements for the purpose of accomplishing the contribution to us of the business described in this information statement and to provide for an orderly transition to the status of two independent companies. These agreements will govern the relationship between New APP and us after the separation and distribution and provide for, among other things, allocation of tax liabilities arising from the separation and distribution and from the prior operations of each entity; continuing cooperation in the resolution of third-party disputes pending against Abraxis BioScience stemming from activity prior to the distribution; allocation of responsibility with respect to certain employee benefit plans and other employment-related matters after the distribution; New APP LLC’s continued performance of certain manufacturing functions for our proprietary pharmaceutical products; and the provision of certain administrative and support services between us and New APP. These agreements include:

•	Tax Allocation Agreement;

•	Employee Matters Agreement;

•	Transition Services Agreement;

•	Manufacturing Agreement; and

•	Various Real Estate Leases.

These agreements are being entered into among us, Abraxis BioScience and New APP LLC while we are still a wholly-owned subsidiary of Abraxis BioScience and, although we believe the terms and conditions of these agreements reflect arms’ length transactions, certain terms of these agreements may not be the same as would have been obtained through negotiations with an unaffiliated third party. These agreements are summarized below and will be filed as exhibits to the registration statement of which this information statement is a part. The following descriptions include a summary of the material terms of these agreements but do not purport to be complete and are qualified in their entirety by reference to the filed agreements.

Separation and Distribution Agreement

General. The separation and distribution agreement among us, Abraxis BioScience, New Abraxis, LLC and New APP LLC provides for, among other things, the principal corporate transactions required to effect the distribution and other specified terms governing the relationship between us and New APP with respect to or in consequence of the distribution.

Transfer of Assets of Hospital-Based Products Business to New APP LLC. The separation and distribution agreement defines the separation of the assets, liabilities and contractual relationships of Abraxis BioScience. The agreement provides that, following the holding company merger, New Abraxis, LLC will transfer or cause to be transferred to New APP LLC all of New Abraxis, LLC’s right, title and interest in the assets constituting Abraxis BioScience’s hospital-based products business and all liabilities of New Abraxis, LLC relating to the hospital-based products business. We refer to this series of asset transfers as the New APP LLC asset contribution. Generally, the liabilities not related to Abraxis BioScience’s hospital-based products business will be retained by New Abraxis, LLC, including certain litigation described in the section “Business—Legal Proceedings” above.

Each party to the separation and distribution agreement will agree to exercise reasonable efforts to obtain promptly any necessary consents and approvals and to take such actions as may be reasonably necessary or desirable to carry out the purposes of the agreement and the other ancillary agreements summarized below. All assets are being transferred without any representation or warranty, on an “as is-where is” basis.

Puerto Rico Property. Abraxis BioScience Manufacturing, LLC (“PR Sub”), an indirect wholly-owned subsidiary of Abraxis BioScience, the ownership of which will be transferred to New APP LLC in the New APP LLC asset contribution, currently owns a parcel of real estate in Puerto Rico. A portion of this parcel containing a separate manufacturing facility is subject to a lease between PR Sub, and Pfizer Pharmaceuticals, LLC and is occupied by Pfizer pursuant to the terms of the lease. Pfizer currently manufactures active pharmaceutical ingredients for Pfizer products in this plant. The remainder of the property contains a separate manufacturing plant used or to be used by the New APP Group to manufacture products for its hospital-based products business.

As part of the separation, the parties to the separation and distribution agreement have agreed that as soon as possible following the distribution, New APP will cause the conveyance of the portion of the Puerto Rico real estate currently leased to Pfizer, which we refer to as the New Abraxis PR Property, to a subsidiary of ours. The New Abraxis PR Property will be a New Abraxis asset and the remainder of the Puerto Rico real estate will remain with New APP.

Prior to the conveyance, New APP will cause PR Sub to continue performing the obligations of the landlord under the lease with Pfizer, and we will, to the extent possible, have all the benefits of ownership of the New Abraxis PR Property.

Simultaneously with the conveyance, the parties to the separation and distribution agreement will enter into, in recordable form, service agreements, access agreements, easements and any other documents reasonably required to effect the foregoing and providing for continued shared use of certain shared occupancy facilities on the Puerto Rico property. Such agreements will provide that any excess in utility availability and capacity will be shared pro rata between us and New APP.

Transfer of Interests. Immediately following the transfer of assets to New APP LLC, New Abraxis, LLC will transfer all of its interests in New APP LLC to Abraxis BioScience, which we refer to as the New APP distribution. Following the New APP distribution, Abraxis BioScience will transfer all of its interests in New Abraxis, LLC to us, which we refer to as the “proprietary contribution.”

Incurrence of Debt; Cash Contribution. In connection with the separation and distribution, Abraxis BioScience and its subsidiaries will incur $1.0 billion dollars of indebtedness and will enter into a $150 million revolving credit facility. Approximately $240 million of the proceeds of this indebtedness will be used to repay in full Old Abraxis’ revolving credit facility; approximately $20 million will be used to pay fees and expenses related to the debt financing; and approximately $725 million will be contributed to us, which we refer to as the cash contribution. New APP and New APP, LLC will be solely responsible for servicing the debt following the transactions.

Declaration of Distributions and Setting of Record Date. A number of days prior to the closing date, the Abraxis BioScience board of directors (which, at that time, will be comprised of the then-current directors of Abraxis BioScience) will declare the distributions and set the record date for the distributions, subject to the satisfaction or waiver of the conditions set forth in the separation and distribution agreement.

Prior to the distribution, Abraxis BioScience and we will cause the number of authorized shares of our common stock to equal or exceed the number of shares of Abraxis BioScience common stock issued and will cause the number of shares of our common stock outstanding to be increased to equal the number of shares of Abraxis BioScience common stock issued and outstanding as of the date set by the Abraxis BioScience board to determine holders of record of Abraxis BioScience common stock entitled to receive the shares of our common stock in the distribution.

Prior to the distribution, Abraxis BioScience will enter into an agreement with American Stock Transfer & Trust Company, our distribution agent (which will also be the exchange agent for the holding company merger) with respect to the distribution. At or prior to the time of the distribution, Abraxis BioScience will deliver to the distribution agent the shares of our common stock sufficient to effect the distribution.

The Distribution. Subject to the terms and conditions of the separation and distribution agreement, at the time established by the Abraxis BioScience board of directors and following the New APP LLC asset contribution, the New APP distribution, the cash contribution and the distribution, Abraxis BioScience will effect the distribution by instructing the distribution agent to (1) record in our stock transfer records the distribution of one share of our common stock to each holder of Abraxis BioScience common stock as of the record date for the distributions for every                  shares of Abraxis BioScience common stock held of record and (2) mail to each such holder a letter of transmittal and instructions on how to obtain certificates representing shares of our common stock. No fractional shares of our common stock will be issued in the distribution. At the completion of the series of transactions described above, we refer to us and our subsidiaries, including New Abraxis, LLC, as the “New Abraxis Group” and New APP and its subsidiaries, including New APP LLC, as the “New APP Group.”

Timing. The distribution is expected to be effected after 5:00 p.m. Eastern time on the closing date.

Conditions to the Completion of the Distribution. The separation and distribution agreement provides that the obligation of the parties to consummate the New APP LLC asset contribution, the New APP distribution, the cash contribution and the distribution contemplated by the separation and distribution agreement is subject to specified conditions (unless waived by us or Abraxis BioScience or their respective boards of directors), including:

•	the registration statement on Form 10 under the Exchange Act filed by us shall have been declared effective and no stop order relating to the registration statement shall be in effect;

•

no applicable laws shall have been adopted, promulgated or enforced by any governmental entity, and no injunction shall be in effect, having the effect of making the distribution or any material provision of the separation and distribution agreement illegal or otherwise prohibiting consummation of the distribution or the performance of any material provision of the separation and distribution agreement;

•	our common stock to be delivered in the distribution shall have been approved for listing on the Nasdaq Global Market;

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all actions and filings with regard to state securities and “blue sky” laws of the United States (any comparable laws under any foreign jurisdictions) shall have been taken and, where applicable, have become effective or been accepted;

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Abraxis BioScience shall have received a private letter ruling from the Internal Revenue Service ruling to the effect that (a) the holding company merger qualifies as a reorganization under Section 368(a)(1)(F) of the Internal Revenue Code and (b) the proprietary contribution, the cash contribution and the distribution qualify as a reorganization under Section 368(a)(1)(D) of the Internal Revenue Code, and subject to certain requirements under Section 355 of the Internal Revenue Code on which the Internal Revenue Service will not rule, the distribution qualifies for nonrecognition treatment under Sections 355(a) and 361(c) of the Internal Revenue Code;

•

Abraxis BioScience shall have received an opinion of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to Abraxis BioScience, to the effect that certain requirements for tax-free treatment under Section 355 of the Internal Revenue Code on which the Internal Revenue Service will not rule should be satisfied;

•	each of the transaction agreements contemplated by the separation and distribution agreement shall have been entered into;

•	Abraxis BioScience shall have closed the debt financing of $1.0 billion and entered into a $150 million revolving credit facility;

•	we shall have received a cash contribution from Abraxis BioScience in the approximate amount of $725 million;

•	opinions shall have been delivered to the board of directors and similar governing bodies of certain of the parties with respect to solvency of (and related matters regarding) those parties; and

•

the boards of directors of the parties shall have approved the New APP LLC asset contribution, the New APP distribution, the cash contribution and the distribution, and shall not have determined that any events or developments shall have occurred to make it inadvisable to effect New APP LLC asset contribution, the New APP distribution, the cash contribution and/or the distribution.

Mutual Release; Indemnification. The separation and distribution agreement is expected to contain the following release and indemnification provisions. The New Abraxis Group and the New APP Group have each agreed to release the other and its officers, directors and employees from any and all liabilities and claims that it may have or ever will have against the other group which arise out of, result from or relate to events, circumstances or actions taken by the other party occurring or failing to occur or any conditions existing at or prior to the time of the distribution. The mutual release does not release or discharge any person from:

•	any liability or obligation under or resulting from any contract between the New Abraxis Group and the New APP Group that does not terminate as of the consummation of the distribution;

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any liability or obligation assumed, transferred, assigned or allocated to the New Abraxis Group or the New APP Group in accordance with, or any other liability of either of them under, the separation and distribution agreement, any other transactions agreement contemplated thereby; or

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any liability the release of which would result in the release of any person other than a member of the New Abraxis Group or the New APP Group or their respective directors, officers or employees; provided, however, that each party agrees not to bring suit against the other party or its or their directors, officers or employees with respect to such liability.

The New Abraxis Group will indemnify the New APP Group and each of its representatives from and against any and all indemnifiable losses relating to (i) all liabilities of Abraxis BioScience not related to its hospital-based products business whether such losses are based upon, arise out of or relate to events, occurrences, actions, omissions, facts, circumstances or conditions occurring, existing or asserted before, at or after the distributions; (ii) the enforcement by the New APP Group and each of its representatives of its rights to be indemnified, defended and held harmless under the separation and distribution agreement; and (iii) the use by any member of the New Abraxis Group of any trademarks or other source identifiers owned by the New APP Group. The New APP Group will indemnify us and each of our representatives from and against all indemnifiable losses relating to (i) all liabilities relating to Abraxis BioScience’s hospital-based products business whether such losses are based upon, arise out of or relate to events, occurrences, actions, omissions, facts, circumstances or conditions occurring, existing or asserted before, at or after the distributions; (ii) the enforcement by the New Abraxis Group and each of our representatives of their rights to be indemnified, defended and held harmless under the separation and distribution agreement; and (iii) the use by any member of the New APP Group of any of the New Abraxis Group trademarks or other source identifiers owned by us.

The indemnification provisions set forth in the separation and distribution agreement do not apply to any indemnification or other claims relating to taxes covered in either the tax allocation agreement or the employee matters agreements.

Access to Information; Retention of Records. The New Abraxis Group and the New APP Group will afford the other party and its representatives reasonable access and duplicating rights during normal business hours to such party’s records, books, contracts, instruments, computer data and other data and information (and personnel or advisors possessing any such information) to the extent reasonably required by the other party (except with respect to information that is or may be reasonably protected from disclosure pursuant to the attorney-client privilege, the work product doctrine or other applicable privilege or that is required to be kept confidential pursuant to the terms of a contact with a third party), provided that each party may redact information to the extent related to such parties business. In addition, to the extent reasonably required in connection with any legal proceeding in which the requesting party may from time to time be involved, the New Abraxis Group and the New APP Group will make available to the other party its directors, officers, employees and agents as witnesses.

Except as otherwise required by law or agreed to in writing, the New Abraxis Group and the New APP Group will retain any and all information in each party’s possession relating to the other party’s business, assets or liabilities in accordance with the applicable records retention policy in effect from time to time. The New Abraxis Group and the New APP Group will agree to not destroy or dispose of any such information without providing prior notice to the other party, and, subject to certain exceptions, return such information to the other party if requested.

Confidentiality. The separation and distribution agreement will include customary confidentiality provisions pursuant to which the New Abraxis Group and the New APP Group will keep confidential all confidential information of the other party, subject to certain exceptions. In addition, the parties will agree to maintain and protect any privileged claim to the information in each party’s possession that relates to the other party.

Expenses. Except as provided in the separation and distribution agreement or other transaction agreements, all costs or expenses incurred in connection with the separation and distribution will be shared equally between New Abraxis and New APP.

Termination. Abraxis BioScience may terminate the separation and distribution agreement at any time.

Amendments and Assignment. The separation and distribution agreement cannot be amended except by a written agreement executed by the parties to the separation and distribution agreement. Neither party may assign or otherwise transfer any of its rights or obligations under the agreement without the prior written consent of the other parties in their sole discretion; provided that the New APP Group may assign the agreement and all of its rights hereunder to its lenders and debt providers for collateral security purposes.

Employee Matters Agreement

We will enter into an employee matters agreement with Abraxis BioScience and New APP providing our respective obligations to employees and former employees who are or were associated with our respective businesses, and for other employment and employee benefit matters. Under the terms of the employee matters agreement, the New APP Group generally will assume all liabilities and obligations related to employee benefits for current and former employees who are or were associated with the hospital-based products business, and the New Abraxis Group generally will assume all liabilities and obligations related to employee benefits for current and former employees who are or were associated with the proprietary products business.

Welfare Plans. On or about the distribution date, the New APP Group will assume the liabilities and obligations under the welfare plans sponsored by Abraxis BioScience (which we refer to as the “New APP welfare plans”). Except as provided in the transitional services agreement, each member of the New Abraxis Group will no longer be participating employers in the New APP welfare plans, and our current and former employees will no longer participate in the New APP welfare plans.

The New Abraxis Group will use its reasonable best efforts to cause its welfare plans to recognize all pre-distribution coverage and contribution elections made by its current and former employees who had participated in a New APP welfare plan immediately prior to the distribution date. The New Abraxis Group will retain sole responsibility for all liabilities incurred under its welfare plans after the distribution and will retain sole responsibility for all claims for welfare benefits incurred by any of its current or former employees after the distribution. In addition, the New Abraxis Group will retain sole responsibility for all claims for welfare benefits incurred by any of its current or former employees at or prior to the distribution, to the extent that such claims remain unpaid and/or unreported as of such date.

New APP will from and after the distribution, assume, and be solely responsible for, all liabilities under the Consolidated Omnibus Budget Reconciliation Act and the Health Insurance Portability and Accountability Act for New APP employees and their qualified beneficiaries and our former employees, in each case to the extent such liabilities are fully reimbursed by third party insurers, and all liabilities with respect to any employees of New APP or us receiving short-term disability benefits or long-term disability benefits under any New APP welfare plan.

Incentive Plans. New APP will assume sole responsibility for all bonus and incentive compensation payment obligations with respect to New APP employees as of completion of the distribution under the annual management incentive plan and retention agreements. In addition, New APP will either cause such plans to be maintained in their current form for the entirety of 2007 or substitute one or more new plans which provide substantially the same reward opportunities to the New APP employees.

Defined Contribution Plans. Under the employee matters agreement, the New APP Group will assume all liabilities under the Abraxis BioScience Saving and Retirement Plan and the administration of the plan, which we refer to as the “qualified plan.” As of the distribution, each member of the New Abraxis Group will cease to be a participating employer in the qualified plan. As soon as administratively practicable after the distribution, the New Abraxis Group will adopt, and New Abraxis employees will be eligible to participate in, a defined contribution plan intended to be tax-qualified. Following the distribution, the New APP Group and the New Abraxis Group will cooperate to cause the qualified plan to transfer to the plan established by the New Abraxis Group assets having a value equal to the account balances of, and liabilities with respect to, all New Abraxis employees with account balances. The plan adopted by the New Abraxis Group will recognize all service, compensation, and other determinations that, at the time of the distribution, were recognized under our qualified plan.

Non-U.S. Plans. The terms of the employee matters agreement will be applied equally, to the maximum extent practicable, to each benefit plan that covers employees outside the U.S., however, to the extent that the terms of the employee matters agreement cannot be applied equally to any non-U.S. benefit plan, the parties will cooperate in good faith to give effect to the terms of the employee matters agreement, to the maximum extent practicable.

Administrative Complaints/Litigation. Under the employee matters agreement, New APP will assume and be jointly and severally liable for claims asserted against the New Abraxis Group or the New APP Group by any of its employees or any other person arising out of or relating to the employment of its employees with respect to the hospital-based products business or the compensation and/or employee benefits of its employees. In addition, the New Abraxis Group will retain or assume, as applicable, and be jointly and severally liable for claims asserted against the New APP Group or the New Abraxis Group by any of its employees or any other person arising out of or relating to the employment of its employees with respect to the proprietary pharmaceutical business or the compensation and/or employee benefits of its employees.

Under the employee matters agreement, the parties have agreed to reimburse one another for all indemnifiable losses that each may incur on behalf of the other as a result of any of the benefit plans or any of the termination or severance obligations.

The employee matters agreement also provides for sharing of certain employee and former employee information to enable the parties to comply with their respective obligations.

In addition, the employee matters agreement provides that following the distribution, holders of Abraxis BioScience restricted stock units (RSUs) and stock options will have their Abraxis BioScience RSUs and stock options converted into newly-issued our RSUs and stock options pursuant to a formula that is intended to preserve the intrinsic value of their pre-distribution RSUs and stock options. Please refer to “The Separation and Distribution—Treatment of Employee Stock Options and Restricted Stock Units” for further discussion of such formula.

Tax Allocation Agreement

We will enter into a tax allocation agreement, which will allocate liability for taxes, including any taxes that may arise in connection with separating us from New APP. Under the tax allocation agreement, New APP will be responsible for and will indemnify us against all tax liabilities to the extent they relate to the hospital-based products business, and we will be responsible for and will indemnify New APP against all tax liabilities to the extent they relate to the proprietary products business.

The tax allocation agreement will also provide the extent to which, and the circumstances under which, the parties would be liable if the distribution were not to constitute a tax-free distribution under Section 355 and Section 368(a)(1)(D) of the Internal Revenue Code. In general, we would be required to indemnify New APP for any taxes resulting from a failure of the distribution to so qualify, unless such failure results solely from specified acts of New APP or its affiliates after the distribution. These acts generally include any transaction(s) or event(s) that, if considered part of a plan that includes the distribution, would result in one or more persons acquiring, directly or indirectly, stock of New APP representing a 50-percent or greater interest in New APP.

The tax allocation agreement will not be binding on the Internal Revenue Service or any other governmental entity and will not affect the liability of each of New APP, its subsidiaries and affiliates, us, or our subsidiaries and affiliates to the Internal Revenue Service or any other governmental authority for all federal, foreign, state or local taxes of the Abraxis BioScience consolidated group relating to periods through the date of the distribution.

Transition Services Agreement

We will enter into a transition services agreement pursuant to which we and New APP will continue to provide to one another various services on an interim, transitional basis, for periods up to 24 months depending on the particular service. Services that we will provide to New APP include legal services (e.g., assistance with SEC filings, labor and employment matters, and litigation support), financial services and corporate development. Services that New APP will provide to us include information technology support, tax services, accounts payable services, internal audit services, accounts receivable services, general accounting related assistance, corporate insurance and franchise tax services, human resources, customer operations, sales and marketing support, corporate purchasing and facility services and regulatory support (including assistance with state and federal license renewals). Payments made under the transition services agreement will be based on the providing party’s actual costs of providing a particular service. This agreement will terminate after a period of 24 months, but generally may be terminated earlier by either party as to specific services on certain conditions.

Manufacturing Agreement

We will enter into a manufacturing agreement with New APP, through its wholly-owned subsidiary, New APP LLC, for the manufacture of Abraxane® and certain of our pipeline products by New APP LLC for us at the Melrose Park and Grand Island manufacturing facilities. Under the terms of the manufacturing agreement, we will perform certain manufacturing activities with respect to Abraxane® or other pipeline products, principally related to the formulation and compounding of the active pharmaceutical ingredients in such products, and New APP LLC will undertake the remainder of the manufacturing processes. As part of the manufacturing services, New APP LLC will also provide us with training related to proper manufacturing practices and other related training, assistance with quality assurance and control and information technology support related to manufacturing operations. With regard to the Melrose Park and Grand Island facilities, New APP LLC will be responsible for obtaining and maintaining necessary approvals to manufacture Abraxane® or other pipeline products in compliance with the regulatory requirements applicable as to the jurisdictions in which such products are sold, subject to the right to receive reimbursement from us for the costs of such approvals in certain circumstances. We will be responsible for obtaining and maintaining the remainder of the regulatory approvals required to sell and distribute Abraxane® both in the United States and in other jurisdictions and we will be responsible for the final release of the product for sale at the completion of the manufacturing process.

In the manufacturing agreement, we will agree with New APP LLC to cap the growth over the term of the agreement of Abraxane® and other pipeline products that New APP LLC is required to manufacture under the agreement. Further, in the event of capacity constraints at the Melrose Park or Grand Island facilities, the manufacturing agreement will provide that the available capacity will be prorated between us and New APP LLC according to the parties’ then current use of New APP LLC’s manufacturing capacity. While the manufacturing agreement allows us to override these proration provisions, we may only do so by paying New APP LLC additional fees under the manufacturing agreement. The fee we would be required to pay New APP LLC to override the proration provisions of the manufacturing agreement is equal to the profit lost by New APP LLC as a result of our election to override the proration provisions.

We will pay New APP LLC a customary margin on its manufacturing costs. In addition, during each of the first three years of the manufacturing agreement, we will pay New APP LLC a facility management fee equal to $3 million. The amount of this fee may be offset to the extent New APP employees are transferred to us based upon the amount of compensation paid to such transferred employees. The term of the manufacturing agreement will end on December 31, 2011, which will be automatically extended for one year if either New APP exercises its right to extend the lease on our Melrose Park manufacturing facility for an additional year or we exercise our right to extend the lease for New APP’s Grand Island manufacturing facility for an additional year. See “—Real Estate Leases” below.

The manufacturing agreement is expected to include customary confidentiality provisions pursuant to which we and New APP LLC will keep confidential all confidential information of the other party, subject to certain exceptions.

In addition, the manufacturing agreement is expected to contain the following indemnification provisions. We will indemnify New APP LLC, its affiliates and its officers, directors and employees and agents (which we refer to as the “APP indemnified parties”) from any damages incurred by or assessed against them resulting from a third-party claim caused by or alleged to be caused by (i) our failure to perform our obligations under the manufacturing agreement (ii) any product liability claim arising from the negligence, fraud or intentional misconduct of us or any of our affiliates or any product liability claim arising from our manufacturing obligations (or any failure or deficiency in our manufacturing obligations) under the manufacturing agreement; (iii) any claim that the manufacture, use or sale of Abraxane® or our pipeline products infringes a patent or any other proprietary right of a third party; or (iv) any recall, product liability claim or other third-party claim not arising from the gross negligence or bad faith of, or intentional misconduct or intentional breach of the manufacturing agreement by, the APP indemnified parties by reason of the $100 million limitation of liability described below. We will also indemnify the APP indemnified parties for liabilities that they become subject to as a result of their activities under the manufacturing agreement and for which they are not responsible under the terms of the manufacturing agreement. New APP LLC will indemnify us, and our affiliates, and their respective officers, directors, employees and agents from any damages incurred or assessed against them resulting from a third-party claim caused by or alleged to be caused by (i) New APP LLC’s gross negligence, bad faith, intentional misconduct or intentional failure to perform its obligations under the manufacturing agreement; and (ii) any product liability claim arising from the gross negligence or bad faith of, or intentional misconduct or intentional breach of the manufacturing agreement by, New APP LLC or its affiliates. The APP indemnified parties will not have any liability for monetary damages to us or our affiliates or third parties in connection with the manufacturing agreement for damages in excess of $100 million in the aggregate, except to the extent that the damages are the result of (i) one of New APP LLC’s or its parent entity’s executive officers in bad faith affirmatively instructing their employees to intentionally breach New APP LLC’s obligation to manufacture Abraxane® or pipeline products under the manufacturing agreement or (ii) any intentional failure by New APP LLC, in bad faith, to cure any material breach of its obligation to manufacture Abraxane® or pipeline products under the manufacturing agreement following notice of this breach.

Real Estate Leases

Abraxis Bioscience owns and operates facilities located in Melrose Park, Illinois and Grand Island, New York at which New Abraxis and New APP products currently are manufactured. Following the distribution, we will own the manufacturing facility located on Ruby Street, Melrose Park, Illinois, and the research and development and the warehouse facility, both located in the same building on N. Cornell Avenue, Melrose Park, Illinois. New APP will own the manufacturing facility located in Grand Island, New York. Following the distribution, the parties will enter into a series of lease agreements to facilitate continued production of their respective pharmaceutical products while a manufacturing transition plan is being implemented. Under the terms of the lease agreements, we will lease the Ruby Street facility, consisting of approximately 140,000 square feet of office, warehouse and pharmaceutical manufacturing space, to New APP. The initial term of the lease will expire on December 31, 2011 and may be renewed at the option of New APP for one additional year if New APP is manufacturing a certain level of its products at the Ruby Street facility in the period prior to the expiration of the lease. During the term of the lease, we will have access to the Ruby Street facility to perform certain elements of the manufacturing processes of Abraxane® and other nab™ technology product candidates under the manufacturing agreement as well as, under certain circumstances, to provide contract manufacturing services to third parties. See “Manufacturing Agreement” above. In order to provide sufficient warehouse space to New APP during the term of the Ruby Street lease, we will also lease the Cornell Warehouse facility, consisting of approximately 71,000 square feet of warehouse space, to New APP. The initial term of the lease will be until December 31, 2011, and may be renewed at the option of New APP for one additional year if the lease for the Ruby Street manufacturing facility is extended. We will also lease the Cornell R&D facility, consisting of approximately 48,000 square feet of research and development space, to New APP. The initial term of the lease will be until December 31, 2010 and may be terminated upon twelve months written notice from and after January 1, 2009. This lease has no option to extend the term of the lease.

We will lease a portion of New APP’s Grand Island facility, consisting of approximately 5,700 square feet of pharmaceutical manufacturing space, from New APP to allow us to perform our obligations under the manufacturing agreement. The initial term of the lease will be until December 31, 2011, and may be renewed at our option for one additional year if we have not received regulatory approvals from the EMEA to manufacture Abraxane® in at least two facilities (not including New APP’s Grand Island facility) by June 30, 2011.

Dual Officer Agreement

We will enter into an agreement with New APP under which we and New APP will acknowledge and agree that Dr. Soon-Shiong and Ms. Gopala may serve as an officer of both companies and receive compensation from either or both companies. New APP will also acknowledge and agree in this agreement that neither Dr. Soon-Shiong nor Ms. Gopala will have any obligation to present to New APP any business or corporate opportunity that may come to his or her attention, other than certain business opportunities relating to the manufacture or sale of products that either were manufactured and sold by the hospital-based products business prior to the separation or were the subject of an ANDA filed prior to the separation and related transactions. This agreement does not ensure the continued services of either Dr. Soon-Shiong or Ms. Gopala following the separation and related transactions, restrict these individuals from resigning from our company or restrict our board of directors from terminating their employment with us. In connection with the private letter ruling, Old Abraxis has represented to the Internal Revenue Service that no person will serve as an executive officer of both New Abraxis and New APP one year following the distribution.

MANAGEMENT

Directors and Executive Officers

We expect that our board of directors following the distribution will be comprised of six directors who previously served as members of the Abraxis BioScience board. Only Dr. Soon-Shiong will serve as a director of both New Abraxis and New APP. Our executive officers will be the same individuals as the current Abraxis BioScience executive officers, other than executives that will remain executives of only New APP. Only Dr. Soon-Shiong and Ms. Gopala will serve as officers of both New Abraxis and New APP until such time as New APP can identify appropriate replacements. In connection with the private letter ruling, Old Abraxis has represented to the Internal Revenue Service that no person will serve as an executive officer of both New Abraxis and New APP one year following the distribution.

The following sets forth certain information as of September 30, 2007 with respect to those persons that we expect to become our directors and executive officers as of the distribution date.

Name	Age	Position(s)
Patrick Soon-Shiong, M.D.	55	Chairman and Chief Executive Officer
Kirk K. Calhoun	63	Director
David S. Chen, Ph.D.	59	Director
Stephen D. Nimer, M.D.	53	Director
Leonard Shapiro	79	Director
Sir Richard Sykes	65	Director
Lisa Gopalakrishnan (Gopala)	46	Executive Vice President and Chief Financial Officer
Carlo Montagner	41	President of Abraxis Oncology Division
Bruce Wendel	53	Executive Vice President, Corporate Operations and Development

Patrick Soon-Shiong, M.D. is expected to become our chairman and chief executive officer as of the distribution date. Dr. Soon-Shiong became the chairman and chief executive officer of Abraxis BioScience in April 2006. Dr. Soon-Shiong previously served Abraxis BioScience as president since July 2001 and chief executive officer and chairman of the board of directors from its inception in March 1996. Dr. Soon-Shiong also served as president, chief financial officer and a director of American BioScience, Inc. (“ABI”) from June 1994 until April 2006 when American Pharmaceutical Partners and ABI were merged to form Abraxis BioScience. From June 1994 to June 1998, he served as chief executive officer and chairman of the board of directors of VivoRx, Inc., a biotechnology company. Dr. Soon-Shiong has devoted his career to developing next-generation technologies to treat patients with life-threatening diseases. Dr. Soon-Shiong performed the first encapsulated islet transplant in a diabetic patient and co-invented Abraxane® and our nab™ tumor targeting technology platform. Dr. Soon-Shiong’s research has been recognized by noted organizations with numerous national and international awards such as the Association for Academic Surgery Award for Research, the American College of Surgeons Schering Scholar, the Royal College Physicians and Surgeons Research Award, the Peter Kiewit Distinguished Membership in Medicine Award, and the International J.W. Hyatt Award for Service to Mankind. Dr. Soon-Shiong received the 2006 Gilda Club Award for the advancement of cancer medicine and is a recipient of a 2007 Ellis Island Medal of Honor. He is a co-inventor of over 50 issued U.S. patents and has published more than 100 scientific papers. Dr. Soon-Shiong holds a degree in medicine from the University of the Witwatersrand and a M.Sc. in science from the University of British Columbia. Dr. Soon-Shiong is a fellow of the American College of Surgeons and the Royal College of Physicians and Surgeons of Canada. Dr. Soon-Shiong serves on the Board of Directors for the National Institute of Transplantation, the Technology Council for the Center for Cancer Nanotechnology Excellence, two advisory boards of the RAND Corporation (the Health Board and the Asia Pacific Policy Board) and the Board of Trustees for the Saint John’s Health Center.

Kirk K. Calhoun is expected to serve as a director on our board of directors as of the distribution date. Mr. Calhoun has served as a director of Abraxis BioScience since 2002. He joined Ernst & Young LLP in 1965 and served as a partner of the firm from 1975 until his retirement in June 2002 where his responsibilities included both area management and serving clients in a variety of industries. Mr. Calhoun is a certified public accountant with a background in auditing and accounting. Mr. Calhoun is a director and chairman of the audit committee of Aspreva Pharmaceuticals Corporation, Adams Respiratory Therapeutics, Inc. and Replidyne, Inc. Mr. Calhoun holds a B.S. in accounting from the University of Southern California.

David S. Chen, Ph.D. is expected to serve as a director on our board of directors as of the distribution date. Dr. Chen has served as a director of Abraxis BioScience since June 1998. Dr. Chen has been a senior executive vice president of China Development Industrial Bank since February 2004. Dr. Chen also served as president of China Trust Venture Capital Corporation from October 2001 to May 2004 and was the chairman of Cypac Investment Management Limited from 1998-2001. He served as chief executive officer of Central Investment Holdings Company from July 1996 to February 2000, and CFO from May 1991 to February 1994. Dr. Chen holds a B.S. in agricultural economics from National Taiwan University, a M.B.A. from California State University at Long Beach and a Ph.D. in business administration from Nova University, Florida.

Stephen D. Nimer, M.D. is expected to serve as a director on our board of directors as of the distribution date. Dr. Nimer has served as director of Abraxis BioScience since May 2001. Dr. Nimer has been associated with Memorial Sloan-Kettering Cancer Center since 1993 and has been head of the division of hematologic oncology since 1996 and chief of hematology service since 1993. He has also taught medicine at the Cornell University School of Medicine since 1993. Dr. Nimer holds a M.D. from the University of Chicago and a B.S. in biology from Massachusetts Institute of Technology.

Leonard Shapiro is expected to serve as a director on our board of directors as of the distribution date. Mr. Shapiro has served as a director of Abraxis BioScience since July 2002. He has more than 50 years of business experience as an entrepreneur and founder of Shapco, Inc., a manufacturer and distributor of pipe products, where he has been the chief executive officer since 1960. As chief executive officer of Shapco, he presided over the firm’s real estate investment activities in addition to its manufacturing and distribution operations. Shapco, Inc., together with its subsidiaries, employs over 300 employees in various locations throughout the western United States.

Sir Richard Sykes is expected to serve as a director on our board of directors as of the distribution date. Sir Richard has served as a director of Abraxis BioScience since August 2006. Sir Richard was appointed chairman of the Bioscience Leadership Council in November 2003, and recently accepted the role of chair of the WHO International Advisory Board that oversees the International Clinical Trials Registry Platform. He is currently chairman of the Biomedical Sciences International Council, Singapore, and a board member of Rio Tinto Limited and the Lonza Group Limited. He served as president of the British Association for the Advancement of Science, 1998 to 1999, and holds a number of honorary degrees and awards from institutions both in the UK and overseas. He is a Fellow of the Royal Society, an Honorary Fellow of the Royal Society of Chemistry and a Fellow of the Academy of Medical Sciences. He is a Fellow of Imperial College School of Medicine, King’s College, London, a Fleming Fellow at Lincoln College, Oxford, an Honorary Fellow of the Royal College of Physicians, an Honorary Fellow of the University of Wales, Cardiff and an Honorary Fellow of the University of Central Lancashire. Sir Richard was awarded a Ph.D. in microbial biochemistry from Bristol University and a D.Sc. from the University of London.

Lisa Gopalakrishnan (Gopala) is expected to serve as our chief financial officer as of the distribution date. Ms. Gopala joined Abraxis BioScience in July 2006 and was officially appointed as its chief financial officer in August 2006. As the chief financial officer of Abraxis BioScience, Ms. Gopala oversaw and managed all financial aspects of the company, including accounting, strategic planning and analysis, treasury and tax. Before joining Abraxis BioScience, from April 2005 to October 2005, Ms. Gopala served as executive vice president and chief financial officer of Intermix Media, Inc., the former holding company of Myspace.com. Prior to Intermix Media, from October 1997 to April 2005, Ms. Gopala was vice president of finance and corporate controller of Ticketmaster, an IAC subsidiary. Ms. Gopala is a certified public accountant and holds a B.S. in business administration from Babson College in Wellesley, Massachusetts.

Carlo Montagner is expected to serve as our president of Abraxis Oncology as of the distribution date. Mr. Montagner became president of Abraxis Oncology at Abraxis BioScience in April 2006. Mr. Montagner joined ABI in January 2006 as president of the commercial development division and served in that position until the merger with ABI in April 2006. From February 2005 to January 2006, he served as executive vice president and head of the global oncology business unit of Schering, A.G., responsible for clinical development and commercial operations. Mr. Montagner served as oncology and cardiovascular business unit head and member of the board of management for Sanofi-Aventis Japan from June 2003 to January 2005 and as global business team leader Taxotere®/Taxanes for Aventis from June 2000 to May 2003. From September 1998 to May 2000, he served as commercial director oncology/cardiovascular, Aventis Australia. From April 1991 to August 1998, he served as various sales management and product/marketing management roles for Aventis. Mr. Montagner holds a B.B. Sc. from La Trobe University in Australia and a M.Sc. in psychology from the Royal Melbourne Institute of Technology.

Bruce Wendel is expected to serve as our executive vice president of corporate operations and development as of the distribution date. Mr. Wendel became the executive vice president of corporate development of Abraxis BioScience in March 2006. Mr. Wendel joined APP in 2004 as vice president of corporate development. He began his 14 years with Bristol-Myers Squibb as in-house counsel before shifting to business and corporate development, where he rose to vice president of corporate development for the pharmaceutical group. Before joining APP, he served as vice president, business development & licensing for IVAX Corporation. Previously, Mr. Wendel served in the legal departments of Playtex and Combe. He earned a Juris Doctorate degree from Georgetown University Law School where he was an editor of Law & Policy in International Business, and a B.S. from Cornell University.

Senior Management

The following sets forth certain information with respect to those persons that we expect to serve as our senior management, in alphabetical order, as of the distribution date.

Michael J. Brunelle is expected to serve as our Vice President of Acquisitions and Development as of the distribution date. Mr. Brunelle served as Vice President of Acquisitions and Development at Abraxis BioScience since May 2006. Mr. Brunelle joined American BioScience, Inc. as senior director for Corporate Integration in July 2005. From August 2002 to July 2005, Mr. Brunelle served as a consultant to the biotechnology industry and drug wholesaler Amerisource Bergen. From 1993 to 2002, Mr. Brunelle served as the president of Pharm Plus Resources, an intravenous and specialty pharmaceutical distributor. From 1984 to 1993, Mr. Brunelle served as vice president of Dillon Read & Co. Inc. specializing in health care investment banking. Mr. Brunelle began his health care career as an assistant hospital administrator and consultant for American Medical International. Mr. Brunelle holds a B.S. from the University of California at San Diego and an M.B.A in finance from the University of Pennsylvania’s Wharton School of Business.

Mitchall G. Clark is expected to serve as our Vice President of Global Regulatory Affairs as of the distribution date. Mr. Clark served as Vice President of Regulatory Affairs at Abraxis BioScience since April 2006 and at ABI since May 2002. Mr. Clark served as Vice President of Regulatory Affairs at APP from September 1998 to May 2002. From May 1997 to September 1998, Mr. Clark served as senior director of regulatory affairs at VivoRx, Inc. Prior to that, he served as Senior Director of Regulatory Affairs from April 1996 to May 1997 at Faulding, Inc. Mr. Clark holds a B.Pharm. from the University of Nottingham, United Kingdom.

Nguyen V. Dat, Ph.D. is expected to serve as our Vice President of Clinical Research as of the distribution date. Dr. Dat served as Vice President of Clinical Research at Abraxis BioScience since April 2006 and at ABI since January 2003. Prior to ABI, Dr. Dat served as Vice President of Biostatistics and Data Management at Ingenium Inc. and its predecessor companies from January 1995 to January 2003 and as Vice President of Clinical Operations at Biometric Research Institute from January 1993 to January 1995. Dr. Dat has more than 25 years of experience in pharmaceutical clinical research, including tenures at Johnson and Johnson, Schering

Plough and Glaxo SmithKline where he was instrumental in bringing several new drugs to the market such as Paxil, Relafen, Kitril and Zyban. Dr. Dat holds a B.S. in Agriculture from the University of Saigon, an M.S. in Statistics from the University of Florida and a Ph.D in Biostatistics from the University of North Carolina, Chapel Hill.

Neil P. Desai, Ph.D. is expected to serve as our Vice President of Research and Development as of the distribution date. Dr. Desai served as Vice President of Research and Development at Abraxis BioScience since April 2006 and at ABI since March 1999 where he was responsible for the development of Abraxis BioScience’s and ABI’s proprietary product pipeline and intellectual property portfolio. Dr. Desai served as Senior Director of Biopolymer Research since ABI’s inception in 1994 until February 1999 and as Senior Research Scientist at VivoRx Inc. since 1991. Dr. Desai is a co-inventor of our nab™ tumor targeting technology platform and is named as a co-inventor on over 60 issued U.S. and foreign patents. Dr. Desai holds an M.S and Ph.D. in Chemical Engineering from the University of Texas at Austin and a B.S. in Chemical Engineering from the University of Bombay.

Nicholas Everett, Ph.D. is expected to serve as our Chief Scientist, Drug Discovery as of the distribution date. Dr. Everett served as Chief Scientist, Drug Discovery at Abraxis BioScience since April 2006 and at ABI since October 2003. Dr. Everett was responsible for Abraxis BioScience’s and ABI’s natural products research group, the associated screening and analytical activities and the identification and implementation of screening programs for Abraxis BioScience’s and ABI’s new drug discovery targets. Before joining ABI, Dr. Everett was Chief Scientific Officer and Executive Vice President of InterLink Biotechnologies, LLC and InterLink Associates Inc. from June 1991 to September 2003 where he was responsible for the company’s scientific strategy, intellectual property and research programs. From April 1987 to March 1991, he was Group Leader and Program Manager for biotechnology research at EniChem Americas, Inc. From June 1981 to March 1987, he was a Research Scientist and Supervisor at Stauffer Chemical Company. Dr Everett has a BSc. in Applied Chemistry from London University and a Ph.D from Leicester University in England.

Vasant Gandhi, Ph.D. is expected to serve as our Vice President of Strategic Operations as of the distribution date. Dr. Gandhi served as Vice President of Strategic Operations at Abraxis BioScience since September 2007. Prior to joining Abraxis, from July 2002 to June 2007, Dr. Gandhi worked at Amgen Inc., most recently as Senior Counsel, on Amgen’s molecular discovery and biotechnology licensing matters. From January 2001 to July 2002, Dr. Gandhi served as Senior Counsel at Immunex Corporation where he worked on corporate transactions, including the acquisition of Immunex by Amgen and the divestiture of Leukine™ to Schering AG. Prior to Immunex, Dr. Gandhi worked at the National Institutes of Health (including the National Cancer Institute) from July 1998 to January 2001 and at business consulting and law firms. Dr. Gandhi holds a Ph.D. in science from Loyola University Chicago as well as a law degree and a graduate degree in business from The University of Illinois at Urbana-Champaign.

Lisa Guttman is expected to serve as our Vice President, Global Clinical Operations as of the distribution date. Ms. Guttman served as Vice President, Global Clinical Operations at Abraxis BioScience since November 2007. From January 2000 to October 2007, Ms. Guttman worked for Amgen Inc. in a variety of roles, serving most recently as Director, Development Operations from July 2004 until October 2007. Ms. Guttman started her career with Eli Lilly in 1990 where she worked until December 2000 and held the position of Manager, Clinical Research. Ms. Guttman holds a Honours Bachelor of Science in Molecular Biology from McMaster University and a Master of Business Administration also from McMaster University in Hamilton, Ontario.

Joseph Hogan is expected to serve as our Vice President of U.S. Sales and Marketing for Abraxis Oncology as of the distribution date. Mr. Hogan served as Vice President of U.S. Sales and Marketing for Abraxis Oncology at Abraxis BioScience since March 2006. From February 2005 to March 2006, he served as head of global oncology marketing for Berlex Pharmaceuticals. Mr. Hogan worked for Sanofi-Aventis Pharmaceuticals from January 1997 to February 2005 in various roles, including serving as the Taxotere® marketing director for the U.S. Business Unit where he played a key role in developing brand strategy for the product in breast, lung and prostate cancers. From July 1992 through January 1997, Mr. Hogan served in the sales forces for Pharmacia,

Inc. where he was responsible for working with both oncologists and hematologists. Mr. Hogan holds a Bachelor’s degree in Business Administration from St. Bonaventure University.

Jose Iglesias, M.D. is expected to serve as our Vice President of Global Clinical Development, Abraxis Oncology as of the distribution date. Dr. Iglesias served as Vice President of Global Clinical Development, Abraxis Oncology at Abraxis BioScience since September 2006, where has was responsible for the clinical development of Abraxane® and other Abraxis Oncology pipeline products in Canada, the Asia-Pacific and Latin American regions. From November 2004 to September 2006, Dr. Iglesias served as Oncology Medical Director at Amgen Canada Inc. where he was responsible for Amgen’s oncology clinical trials programs in Canada. In 1991, Dr. Iglesias joined Glaxo Canada as a Research Scientist, later moving on to become Associate Director of Oncology Research at Adria Laboratories of Canada. In November 1994, Dr. Iglesias joined Eli Lilly Canada as Associate Director of Clinical Research. In June 2002, he was transferred to Sydney, in the role of Oncology Medical Advisor for Eli Lilly’s Australian and Asian Operations, covering the Asia-Pacific region. Dr. Iglesias graduated from Medical School in 1986 and is the author or co-author of more than 30 publications in the area of oncology. Dr. Iglesias has also served for 5 years as peer-reviewer for the Canadian Institutes of Health Research (Medical Research Council of Canada) within the University-Industry Programme.

Robert H. Murdock, Jr. is expected to serve as our Vice President of Clinical Operations as of the distribution date. Mr. Murdock served as Vice President of Clinical Operations at Abraxis BioScience since April 2006 and at ABI since February 2004. Prior to ABI, Mr. Murdock served as Director, Clinical Development at Salix Pharmaceuticals from March 2002 to August 2003. His other past work experience includes nine years in pre-clinical drug research with Duke University Medical Center and 17 years with GlaxoSmithKline, where he held various positions including Principal Clinical Program Head in Medical Affairs and Director of Clinical Safety. Mr. Murdock holds his B.A from Wake Forest University and his M.A. from the University of North Carolina, Chapel Hill.

Angela Ogden, M.D. is expected to serve as our Vice President of Global Medical Affairs as of the distribution date. Dr. Ogden served as Vice President of US Medical Affairs at Abraxis BioScience since January 2007. From August 2004 to January 2007, Dr. Ogden served as Executive Director, Global Medical Strategy Leader for Oncology at Johnson and Johnson in the Pharmaceutical Global Strategic Marketing group. From August 2003 to August 2004, Dr. Ogden served as Senior Director, Clinical Science at Bristol-Myers Squibb in the US Oncology Medical Affairs group. Prior to that, Dr. Ogden worked at Pharmacia Corporation, serving as Global Program Director in the Global Medical Affairs group from August 2001 to July 2003 and as Assistant Director in the Research and Development group from September 1999 to August 2001. Dr. Ogden received her B.S. from the University of Louisville, Kentucky at her M.D. from the University of Louisville School of Medicine, Kentucky. Dr. Ogden is a member of the American Society of Clinical Oncology, the American Society of Hematology and the European Hematology Association.

Jeff Silverman is expected to serve as our Vice President of Operations & New Technology Development as of the distribution date. Mr. Silverman served as Vice President of Operations & New Technology Development at Abraxis BioScience since March 2006. From June 2005 to March 2006, Mr. Silverman served as Vice President, Manufacturing Operations at CancerVax Corporation. He served as Vice President, San Diego Operations at Cell Genesys, Inc. from August 2003 to March 2005 and as Vice President, Operations at MannKind Corporation from September 2000 to August 2003. From August 1985 to September 2000, Mr. Silverman held various positions at Alpha Therapeutic Corp., including Vice President of Engineering, Vice President of Manufacturing Operations, Director of Technical Operations, Director of Manufacturing and Director of Aseptic Processing. From September 1984 to August 1985, he served as Manager, Bulk Manufacturing at Armour Pharmaceutical. Prior to that, Mr. Silverman served as Manager, Fractionation at Alpha Therapeutic Corp. from March 1980 to September 1984 and as a Laboratory Technician at City of Hope Research Center from March 1978 to March 1980. Mr. Silverman holds a B.S. in Biochemistry from California State University at Los Angeles and an M.B.A. from Claremont Graduate School. He is a member of the International Society of Pharmaceutical Engineers and a founding member of the Southern California Biomedical Council.

Lyndal Walker is expected to serve as our Vice President of Abraxis Oncology Canada and Global Reimbursement as of the distribution date. Ms. Walker served as Vice President of Abraxis Oncology Canada at Abraxis BioScience since March 2006. Prior to Abraxis BioScience, Ms. Walker worked as a consultant for the healthcare industry, serving as Vice President at Health Connexions Inc. from September 2005 to February 2006 and as Vice President at The Medicine Group, Inc. from August 2003 to September 2005. While at The Medicine Group and Health Connexions, Ms. Walker worked with pharmaceutical companies, including Amgen, GlaxoSmithkline, Roche, AstraZeneca and Sanofi-Aventis, in strategic planning, with a special focus on oncology portfolios. From January 1994 to July 2003, Ms. Walker served as Associate Director of the Oncology Business Unit at Eli Lilly Canada Inc. Ms. Walker holds a degree in science from the University of Windsor. She is also a registered nurse in Canada and Australia.

David W. Walkley is expected to serve as our Vice President, Corporate Human Resources as of the distribution date. Mr. Walkley served as Vice President, Corporate Human Resources at Abraxis BioScience since June 2007. From January 2005 to March 2007, Mr. Walkley served as Senior Vice President of E! Entertainment Networks. From January 2001 to April 2004, Mr. Walkley served as Vice President, Human Resources & Administration for the Los Angeles Dodgers. From December 1977 to January 2001, Mr. Walkley worked in various roles for ARCO, a fully integrated oil and gas company headquartered in Los Angeles. Mr. Walkley holds a B.S. in Marketing from Central Connecticut State University.

Relationships Among Directors or Executive Officers

There are no family relationships among any of our directors or executive officers.

Committees

According to our by-laws, our board of directors will be permitted to establish committees from time to time as it deems appropriate. Initially, to make the most effective use of the directors’ time and capabilities, it is expected that our board of directors will establish two standing committees: an audit committee and a compensation committee.

Audit Committee. We expect that the audit committee will consist of Kirk K. Calhoun, David S. Chen and Leonard Shapiro, each of whom we expect will be “independent” as defined in the Nasdaq Marketplace Rules. Kirk Calhoun is expected to be the chairman of the audit committee. We expect that the board of directors will determine that Mr. Calhoun meets the SEC’s definition of “audit committee financial expert” based on his prior experience as a partner of a major public accounting firm. The audit committee will review our financial reporting process and the integrity of our financial statements, the system of internal controls, the internal and external audit process and the process for monitoring compliance with laws and regulations. The audit committee is also expected to have the responsibility to review, consider and approve related party transactions.

Compensation Committee. We expect that the compensation committee will consist of David S. Chen and Stephen D. Nimer, each of whom we expect will be “independent” as defined in the Nasdaq Marketplace Rules. The Compensation Committee’s responsibilities are expected to include (i) determining the salary and bonus of corporate officers, including the Chief Executive Officer, and (ii) acting as administrator to our stock incentive plans, and exercising the authority conferred by the board concerning such plans.

Controlled Company Status and Director Independence

Under the Nasdaq Marketplace Rules, we will be a “Controlled Company” since our Chief Executive Officer and entities affiliated with him will beneficially own approximately 84% of the voting power of our securities. As a Controlled Company, we will be exempt from certain Nasdaq listing requirements, including the requirement to have (i) a majority of independent directors, (ii) the compensation of executive officers determined or recommended by a majority of independent directors or a compensation committee comprised solely of independent directors and (iii) director nominees selected or recommended for the board of directors either by a majority of independent directors or a nominating committee comprised solely of independent directors.

The board of directors is expected to evaluate the relationships between the directors and us and to determine that each of our directors, other than our Chief Executive Officer, is “independent” as defined in the Nasdaq Marketplace Rules.

Executive Sessions of Non-Management Directors

The non-management directors of our board of directors are expected to meet in executive session, generally at regularly scheduled meetings of the board of directors or at other times as considered necessary or appropriate. A presiding director will be chosen by the non-management directors to preside at each meeting and will not need to be the same director at each meeting.

Code of Ethics

We expect to adopt a code of ethics that will apply to all of our employees, officers and directors, including our principal executive officer, principal financial officer, principal accounting officer and all persons performing similar functions. In addition, we expect that all of our employees at a vice president level or above will certify compliance with our code of ethics on an annual basis. Our code of ethics may be viewed at our website at http://www.abraxisbio.com. The information contained on our website is not intended to be, nor shall it be incorporated by reference into, this filing.

Insider Trading Policy

We also expect to adopt an insider trading policy prohibiting all employees and certain of their family members from purchasing or selling any type of security, whether the issuer of that security is us or any other company, while aware of material, non-public information relating to the issuer of the security or from providing such material, non-public information to any person who may trade while aware of such information. The insider trading policy is also expected to prohibit employees from engaging in short sales with respect to our securities, purchasing or pledging our stock on margin and entering into derivative or similar transactions (i.e., puts, calls, options, forward contracts, collars, swaps or exchange agreements) with respect to our securities. We also expect to have procedures that require trades by executive officers to be pre-cleared by our general counsel.

Executive Compensation

Compensation Discussion and Analysis

The following constitutes the Compensation Discussion and Analysis of New Abraxis. It is expected that the executive compensation program currently in place at Abraxis BioScience, as described below, will continue that we will compensate our management through a combination of base salary, annual incentive bonuses and long-term equity-based awards which will be designed to be competitive with those of comparable companies and to align executive performance with the long-term interests of our stockholders.

This section discusses the principles that will underlie our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which compensation is expected to be awarded to and earned by our executive officers and places in perspective the data presented in the tables and narrative that follow.

Compensation Committee

Our compensation committee is expected to approve all compensation and awards to executive officers, including our chief executive officer, or CEO, chief financial officer, or CFO, and the other three executive officers named in the Summary Compensation Table on page 111, all of whom we refer to as the named executive officers, or NEOs. The compensation committee’s membership will be determined by our board of directors and will be composed of two non-employee directors, both of whom will be independent under SEC and Nasdaq rules.

The compensation committee will generally meet quarterly to perform its duties and periodically approve and adopt, or makes recommendations to our board’s compensation decisions. Our CEO, General Counsel and Vice President, Human Resources are expected to participate in the compensation committee meetings at the discretion of the committee. The compensation committee will have the authority to delegate its responsibilities. Pursuant to this authority, the compensation committee is expected to delegate to certain senior executives the authority to grant options to newly-hired non-executive officer employees based on prescribed limits. At times, the compensation committee will engage compensation consultants to review our compensation practices and/or to compare the compensation of our executive officers to those of a comparative group.

The compensation committee will meet outside the presence of our CEO to consider his compensation. It is expected that other executive officers will present data to the compensation committee regarding the compensation of CEOs of other comparative companies and will make recommendations regarding the compensation of our CEO. When determining our CEO’s base salary and annual cash incentive awards, the compensation committee will review and assess our CEO’s annual performance, our performance, his importance to our operations, the comparative compensation paid to other CEOs in a comparative group, and his significant ownership in the company.

For all other executive officers, including our NEOs (other than our CEO), it is expected that our CEO will make recommendations to the compensation committee with respect to the appropriate base salary, payments to be made under our annual cash incentive program and grants of long-term equity incentive awards for all executive officers, excluding himself. The annual performance of our executive officers will be considered by the CEO and the compensation committee when making decisions on setting base salary, targets for and payments under our annual cash incentive plan and grants of long-term equity incentive awards. In determining the individual performance of our executive officers, the compensation committee will review the overall performance of the company and the business unit in which executive participates, as well as any significant individual contributions. The compensation committee will determine annually the specific target cash bonus amounts for each of our executive officers based on a percentage of his or her base salary, with the actual amount paid being based on the overall performance of the company. In addition, if the compensation committee determines in its discretion that the contribution of an individual executive officer is significant to the overall performance of the company or the business unit in which the executive participates, the compensation committee may make additional discretionary cash or equity awards to such executive. When making the compensation decisions for executive officers, including our NEOs, the compensation committee will also consider the importance of the position to the company, the past salary history of the individual, the competitive landscape for the executive officer’s position and skill set and the contributions to be made by the executive officer to the company.

The compensation committee is expected to review all components of compensation paid to our executive officers, including base salary, target bonus and long-term equity incentives. Based on this review, the compensation committee will determine whether the compensation paid to our executive officers is consistent with our compensation philosophy.

Compensation Philosophy

Our total compensation philosophy will be to provide a combination of cash and equity awards, fixed versus variable compensation, and employee benefits for our NEOs, senior executives and other employees to:

•	provide competitive levels of compensation to enable us to attract, retain and motivate talented management personnel;

•	reward individuals for their contributions to our achievement of our business objectives; and

•	align the interests of management with the interests of our stockholders in order to maximize stockholder value.

Attracting and retaining talent. To attract and retain executives with the ability and experience necessary to lead the company and deliver strong performance to our stockholders, we expect to target base salaries and annual cash incentive payments at the 50th percentile of pharmaceutical companies with comparable revenue. In 2006, Old Abraxis, which operated both the hospital-based and proprietary products businesses, targeted pharmaceutical companies with $1 billion in revenue, including Angiotech Pharmaceuticals, Inc., Endo Pharmaceuticals Holdings Inc., Millennium Pharmaceuticals, Inc. and Par Pharmaceutical Companies, Inc. Following the separation and related transactions, and following a review by our compensation committee of comparative compensation data, we may change the specific companies we target. We have chosen the 50th percentile because we believe it allows us to attract and retain talented executives. For each individual officer, we also expect to consider our needs for that officer’s skill set, experience, the contribution that the officer has made or we believe will make, whether the executive officer’s skill set is easily transferable to other potential employers and the competitive landscape for the executive officer’s skill set and position because we believe that it competes with our peer group for executive talent.

Inspire teamwork and motivate superior performance. We expect to use a combination of business unit goals and individual performance measures to inspire teamwork and motivate exceptional performance. Annual incentive compensation awards will be based on the actual achievement of certain corporate and business unit performance goals, including certain business initiatives aimed at improving future earnings, which will be determined by the management at the beginning of each year. The goals will be set so that the attainment of the targets is not assured and requires significant effort by our executives.

Similarly, long-term awards are expected to be based on our overall and individual performance. Together, our annual and long-term incentive compensation programs will be designed to:

•	focus executives on measurements that encourage strong financial and operational performance to improve stockholder value;

•	encourage the creation of stockholder value through the achievement of strategic objectives; and

•

emphasize a performance-oriented compensation strategy that balances rewards for short-term and long-term results in which a significant portion of executive compensation is contingent on achieving company performance measures.

Aligning performance with stockholder interests. We will seek to align the performance of our NEOs with stockholder interests through the grant of stock options and shares of restricted stock under our stock incentive plan. Because the price of our common stock will be subject to external factors, we also expect to provide annual incentive compensation to our financial, operational and individual performance. The stock options granted to our NEOs will vest solely based on the passage of time. We believe that time-vested equity awards will encourage long-term value creation and executive retention because executives can realize value from such rewards only if they remain employed by us until the awards vest. In addition, we use stock options because we believe that options will generate value to the recipient only if our stock price increases during the term of the option.

Elements of Executive Compensation

Our executive compensation program will be designed to reflect our philosophy and objectives described above. The elements of anticipated executive pay are presented in the table below and discussed in more detail in the following paragraphs:

Component	Type of Payment	Purpose
Base Salary	Fixed annual cash payments with each executive eligible for annual increase.	Attract and retain talent.

Annual Performance Incentives	Performance-based annual cash payment.	Focus on company, business unit and individual goals.

Long-term Incentives	Stock option and restricted stock awards.	Align individual and business unit performance with interests of stockholders.

Health and Welfare Benefits	Fixed and available to all employees.	Attract and retain talent. Equitable pay.

We view the base salary, incentive bonus and benefit components of compensation as related and designed to reward executives on an annual basis, while we make determinations regarding long-term incentives with a longer time horizon than we do with the salary, bonus and benefit components. We expect to determine the appropriate level for each compensation component based in part, but not exclusively, on competitive benchmarking consistent with our recruiting and retention goals, our view of internal equity and consistency and other considerations we deem relevant, such as rewarding extraordinary performance or unique accomplishments. We make our salary and annual bonus decisions so that we can remain competitive with our peers. Except as described below, our compensation committee is not expected to adopt any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation or among different forms of non-cash compensation. While our compensation committee does not make use of any formulaic policies that state any specific percentage mix of base, bonus, benefits and equity as part of total compensation, our compensation committee considers all of these elements when making specific compensation decisions.

Base Salaries. The base salaries of our executive officers, including our NEOs, will be reviewed annually and may be adjusted by the compensation committee in accordance with certain criteria which include individual performance, the functions performed by the officer, the scope of the officer’s on-going duties, general changes in the compensation peer group in which we compete for executive talent and our general financial performance. The weight given each such factor by the compensation committee may vary from individual to individual.

We expect to engage a consultant to review our compensation practices and to compare the relative compensation paid to 25 of our senior management, including our NEOs, with the compensation paid by other pharmaceutical companies with comparable revenues.

The base salaries paid to our NEOs in 2006 for services rendered to Abraxis BioScience are set forth below in the Summary Compensation Table. For 2006, base salary cash compensation for our NEOs was approximately $2.4 million, with our CEO receiving approximately $0.7 million.

Bonuses. The compensation committee believes that periodic bonus awards can serve to motivate the executive officers to achieve annual performance goals, using more immediate measures for performance than those reflected in the appreciation in value of stock options.

We expect that the compensation committee will establish a corporate bonus plan (the “Bonus Plan”) to reward our employees and executives for assisting us in achieving our goals of increasing stockholder value and continued growth of our operations. Under the Bonus Plan, the target performance goals will be based on meeting certain corporate performance objectives, individual contributions and business unit successes. The corporate performance objectives will be based on the company meeting the following equally-weighted budgeted criteria: EBIDTA, gross sales and gross profit. The goals will be set so that the attainment of the targets is not assured and requires significant effort by our executives. Cash incentive payments under the Bonus Plan will require satisfaction of a minimum of 70% of the corporate performance goals. Cash incentive payments under the Bonus Plan will increase until a maximum of 130% of the corporate performance objectives are obtained. The corporate performance factor will then be multiplied by the percentage of the individual employee’s bonus target that has been achieved to determine that employee’s cash incentive payment. The ratio of the individual and business unit components for an individual employee’s bonus target will be based on the employee’s position with us. The bonus targets of our NEOs will be determined by the compensation committee in its discretion. In addition, the compensation committee will retain the discretion to change the outcome of the annual cash incentive calculation.

Long-Term Incentives. The compensation committee believes that stock ownership by management is beneficial in aligning management and stockholder interests, thereby enhancing stockholder value. Stock options may be granted to management, including our executive officers, and other employees under our stock incentive plan, which is expected to be administered by our board of directors through the compensation committee. The compensation committee will advise the board of directors with respect to, and approve all option grants made to, our executive officers. Because of the direct relationship between the value of an option and the stock price, the compensation committee believes that options motivate the executive officers to manage our business in a manner that is consistent with stockholder interests. Stock option grants are intended to focus the attention of the recipient on our long-term performance which we believe will result in improved stockholder value, and to retain the services of the executive officers in a competitive job market by providing significant long-term earnings potential. To this end, stock options will generally vest and become fully exercisable over a four-year period. However, under our stock incentive plan, options may be granted with differing vesting periods. The principal factors considered in granting stock options to our executive officers will be prior performance, level of responsibility, other compensation and the officer’s ability to influence our long-term growth and profitability. However, our option plans are not expected to provide any quantitative method for weighting these factors, and the compensation committee’s decisions with respect to grant awards will be primarily based upon subjective evaluations of the past as well as future anticipated performance.

Our compensation committee is expected to delegate to certain senior executives the authority to make grants of stock options to newly-hired employees who are not executive officers based on the employee’s grade. The awards can be made under this authorization on the last trading day of each month. Stock options granted to newly-hired executive officers or other employees above a specified grade will be made by the compensation committee at its quarterly meeting or at other special meetings. Management will recommend to the compensation committee the annual grants of options to be made to our employees, including NEOs, typically at the committee’s first quarterly meeting of each year. If the compensation committee meeting at which annual grants are to be approved is held within ten days before we are scheduled to release our earnings, then all such annual grants will be granted two business days following the release of earnings. Under the guidelines expected to be established by our compensation committee, the exercise price for all options must be equal to the closing price of our common stock on the date of grant.

Health and Welfare Benefits. We expect to adopt certain general employee benefit plans in which our executive officers are permitted to participate on parity with other employees. We also expect to provide a 401(k) deferred compensation plan, pursuant to which we expect to make contributions of 3% of employees’ compensation. We believe that the benefit from these plans assist us to attract and retain talented executives.

Other Executive Benefits and Perquisites

We also expect to provide certain benefits and perquisites to our executive officers. These benefits and perquisites are expected to provide flexibility to the executives and increase travel efficiencies, allowing more productive use of executive time, in return allowing greater focus on our business activities. In addition, to maximize the time that our CEO spends on our business, and for safety and security reasons, we expect to require Dr. Soon-Shiong to use our aircraft for both business and personal travel. More detail on these benefits and perquisites may be found in the narrative following the Summary Compensation Table below.

Post-Termination Compensation

Certain executive officers will have agreements that provide for payments upon certain terminations of their employments under certain circumstances. We believe that these provisions will help us to attract and retain these persons for their positions. Our severance provisions for the NEOs are summarized in “Agreements with Our NEOs” and “Payments Upon Termination” below.

Impact of Regulatory Requirements on Compensation

Deductibility of Compensation. Section 162(m) of the Internal Revenue Code limits the tax deductibility by a publicly-held corporation of compensation in excess of $1 million paid to the CEO or any other of its four most highly compensated executive officers, unless that compensation is “performance-based compensation” as defined by the Internal Revenue Code. The compensation committee will consider deductibility under Section 162(m) with respect to other compensation arrangements with executive officers. However, the compensation committee and the board believe that it is in our best interest that the compensation committee retain its flexibility and discretion to make compensation awards, whether or not deductible, in order to foster achievement of performance goals established by the compensation committee as well as other corporate goals that the compensation committee deems important to our success, such as encouraging employee retention and rewarding achievement.

Accounting for Stock-Based Compensation. We expect to account for stock-based payments in accordance with the requirements of SFAS 123(R) using the modified retrospective approach. Under this approach, the fair value of stock-based employee compensation will be recorded as an expense in the current year.

Nonqualified Deferred Compensation. On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law, changing the tax rules applicable to nonqualified deferred compensation arrangements. We expect to be in compliance with the statutory provisions which were effective January 1, 2005.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship will exist between any member of our board of directors or compensation committee and any member of the board of directors or compensation committee of any other company immediately following the separation, nor has such interlocking relationship existed in the past.

Summary Compensation Table

The following table sets forth information regarding the compensation of our chief executive officer, our chief financial officer and our three other highest paid executive officers for the year ended December 31, 2006. We refer to these individuals as our “named executive officers” or “NEOs.” The information included in this table reflects compensation earned by our named executive officers for services rendered to Abraxis BioScience.

Name and Principal Position	Year	Salary (1)($)	Bonus (2)($)	Stock Awards (3)($)	Option Awards (4)($)	Non-Equity Incentive Plan Compensation (5)($)	All Other Compensation (6)($)	Total ($)
Patrick Soon-Shiong Chairman of the Board and Chief Executive Officer	2006	692,885	100,000	41,283	306,605	830,000	769,828	2,740,601

Lisa Gopalakrishnan Executive Vice President and Chief Financial Officer	2006	169,231	225,000	—	39,397	100,000	—	533,628

Bruce Wendel Executive Vice President of Corporate Development	2006	309,246	—	—	144,316	150,000	302,879	906,441

Carlo Montagner President Abraxis Oncology Division	2006	623,077	275,000	—	93,415	337,500	74,281	1,403,273

(1)	The salaries for Mr. Montagner include amounts paid by American BioScience prior to the merger with APP. American BioScience paid $155,769 to Mr. Montagner.
(2)	The annual cash incentive award that is paid to the executive officers is reflected under the Non-Equity Incentive Plan Compensation column. The bonus amount paid to Dr. Soon-Shiong represents a discretionary bonus for his efforts in 2006 relating to the integration of American BioScience post-merger. The bonus amount paid to Ms. Gopalakrishnan represents a signing bonus of $100,000 and a discretionary bonus of $125,000 for her efforts in integrating the financial systems of the two companies post-merger. The bonus paid to Mr. Montagner represents a signing bonus that was paid by American BioScience prior to the closing of the merger with American Pharmaceutical Partners, Inc., or “APP.”
(3)	The amount shown in this column reflects the compensation expense for outstanding restricted stock awards held by the NEOs recognized by Abraxis BioScience in 2006 in accordance with SFAS 123R, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions. There were no forfeitures by the NEOs in 2006. The restricted stock awards for which this expense is shown in the Summary Compensation Table (“SCT”) also includes awards granted in 2003 and 2006 for which the company recognized expense in 2006. A discussion of the assumptions used in calculating the compensation cost is set forth in Note 12 to the Notes to Abraxis BioScience’s consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2006. Following the distribution, Abraxis BioScience restricted stock awards granted to our NEOs will be converted into newly-issued New Abraxis restricted stock units pursuant to a formula that is intended to preserve the intrinsic value of their pre-distribution restricted stock units. See “The Separation and Distribution—Treatment of Employee Stock Options and Restricted Stock Units.”
(4)

The amount shown in this column reflects the compensation expense for outstanding options held by the NEOs recognized by Abraxis BioScience in 2006 in accordance with SFAS 123R, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions. The stock option awards for which this expense is shown in the SCT also includes awards granted in 2002, 2003, 2004 and 2005 for which Abraxis BioScience continued to recognize expense in 2006. A discussion of the assumptions used in calculating the compensation cost is set forth in Note 12 to the Notes to Abraxis BioScience’s consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2006. Following the distribution, Abraxis BioScience options granted to our NEOs will be converted into newly-issued options to purchase shares of New Abraxis common stock pursuant to a formula that is intended to preserve the intrinsic value of their pre-distribution options. See “The Separation and Distribution—Treatment of Employee Stock Options and Restricted Stock Units.”
(5)	The amount shown in this column represents the annual cash incentive award earned under the 2006 Management Incentive Compensation Program, based on Abraxis BioScience’s achievement of its budgeted goals of EBITDA, gross sales and gross profit, as well as the executive’s individual and business unit performance.
(6)	The table below provides the aggregate incremental cost of the components of the Other Annual Compensation provided by or paid for by Abraxis BioScience for the personal benefit of the NEOs to the extent that such NEO received Other Annual Compensation in excess of $10,000 in 2006.

	Other Annual Compensation ($)
	Dr. Soon-Shiong	Mr. Wendel	Mr. Montagner
Personal Use of Aircraft (a)	34,739	—	—
Security (b)	727,199	—	—
Company Provided Housing (c)	—	—	65,000
Relocation Expenses (d)	—	295,072	9,281
Other	7,890	7,807	—

Total:	769,828	302,879	74,281

(a)	For security and management efficiency reasons, certain of our executive officers traveled on our private aircraft primarily for business-related matters. The methodology that was used to calculate the incremental direct operating cost for an officer’s personal use of the aircraft is based on the cost of fuel, trip-related airport fees, and pilot meals and lodging. Since the aircraft is primarily used for business travel, the methodology excludes the fixed costs which do not change based on the usage of the aircraft (such as pilot salaries) and non-trip related hanger and maintenance expenses.
(b)	For security-related reasons, Abraxis BioScience provided Dr. Soon-Shiong with the use of cars, trained security drivers, security systems for his residences and personal and family security services.
(c)	Mr. Montagner was provided the use of a house that was owned by Abraxis BioScience. The amount reflected represented the value of the housing provided by Abraxis BioScience.
(d)	Abraxis BioScience provided for relocation expenses that were incurred by Mr. Wendel and Mr. Montagner pursuant to the terms of their employment agreements.

Grants of Plan-Based Awards Table

The following table sets forth information regarding the grants by Abraxis BioScience of annual cash incentive compensation, stock options and restricted stock to our NEOs in the year ended December 31, 2006 with respect to shares of Abraxis BioScience common stock. In connection with the separation and related transactions, Abraxis BioScience stock options and restricted stock grants will be converted into newly-issued options and restricted stock grants for the purchase of shares of New Abraxis common stock pursuant to a formula that is intended to preserve the intrinsic value of their pre-distribution equity. See “The Separation and Distribution—Treatment of Employee Stock Options and Restricted Stock Units.”

Name	Grant Date	Estimate Future Payouts Under Non-Equity Incentive Plan Awards (1)			All Other Stock Awards: Number of Shares of Stock or Units (2)(#)	All Other Option Awards: Number of Securities Underlying Options (2)(#)	Exercise or Base Price of Option Awards (3)($/sh)	Grant Date Fair Value of Stock and Option Awards (4)($)
		Threshold ($)	Target ($)	Maximum ($)
Patrick Soon-Shiong	—	493,850	705,500	917,150	—	—	—	—

Lisa Gopalakrishnan	— 8/1/06	140,000 —	200,000 —	260,000 —	— —	— 35,000	— 20.07	— 375,900

Bruce Wendel	— 4/17/06 5/21/06	75,600 — —	108,000 — —	140,400 — —	— — —	— 10,000 5,000	— 30.56 29.97	— 148,500 60,250

Carlo Montagner	— 5/19/06	236,250 —	337,500 —	438,750 —	— —	— 50,000	— 29.97	— 602,500

(1)	These columns show the range of awards under Abraxis BioScience’s 2006 Corporate Bonus Program. The “threshold” column represents the minimum payout for the performance metrics under the Management Cash Incentive Program assuming that the minimum level of performance is attained. The “target” column represents the amount payable if the performance metrics are reached. The “maximum” column represents the maximum payout for the performance metrics under the Abraxis BioScience’s 2006 Corporate Bonus Program assuming that the maximum level of performance is attained.
(2)	These columns show the awards under the Abraxis BioScience 2001 Stock Incentive Plan as well as grants of restricted units under the Abraxis BioScience Restricted Unit Plan II that APP assumed from American BioScience. The dollar amount recognized by Abraxis BioScience for theses awards is shown in the Summary Compensation Table in the columns entitled “Stock Awards” and “Option Awards”, respectively, and their valuation assumptions are referenced in footnotes 3 and 4, respectively, of that table.
(3)	The exercise price per share is the closing price of Abraxis BioScience’s common stock on the Nasdaq Global Market at the date of the option grant.
(4)	The amount shown in this column represents the total grant date fair value of the awards computed in accordance with SFAS 123R. See Note 12 to the Notes to Abraxis BioScience’s consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2006 for the valuation assumptions used in determining the grant date fair value of stock and option grants.

Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth the outstanding equity awards of our NEOs with respect to shares of Abraxis BioScience common stock as of the end of 2006. In connection with the separation and related transactions, Abraxis BioScience stock options will be converted into newly-issued options for the purchase shares of New Abraxis common stock pursuant to a formula that is intended to preserve the intrinsic value of their pre-distribution equity. See “The Separation and Distribution—Treatment of Employee Stock Options and Restricted Stock Units.”

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Patrick Soon-Shiong	187,500 202,500 3,278 6,722 10,000	3,278 6,722 27,837 2,163	(1) (1) (2) (3)		2.67 4.00 29.75 32.73 46.23 50.85	3/15/10 3/8/11 11/18/14 11/18/09 2/16/15 2/16/10	1,875	(4)	$51,263

Lisa Gopalakrishnan		35,000	(5)		20.07	8/1/16

Bruce Wendel	12,500 2,500	12,500 7,500 5,000	(7) (6) (6)		27.89 30.56 29.97	8/9/14 4/17/16 5/21/16

Carlo Montagner	12,500	37,500	(8)		29.97	5/19/16

(1)	Stock options which vests in four equal annual installments beginning on 11/18/05.
(2)	Stock option of which 10,000 shares vests on 2/16/06, 2/16/07 and 2/16/08 and 7,837 shares vests on 2/16/09.
(3)	Stock option that vests on 2/16/09.
(4)	Restricted stock that vests on 2/25/07.
(5)	Stock options which vests in four equal annual installments beginning on 8/1/07.
(6)	Stock option which vests in four equal annual installments beginning on 5/21/07.
(7)	Stock option which vests in four equal annual installments beginning on 8/9/06.
(8)	Stock option which vests in four equal annual installments beginning on 8/9/06.

Option Exercises and Stock Vested

The following table reflects the aggregate value realized by the NEOs for the exercise of options to purchase Abraxis BioScience common stock and for restricted stock of Abraxis BioScience that vested in 2006. In connection with the separation and related transactions, Abraxis BioScience stock options will be converted into newly-issued options for the purchase shares of New Abraxis common stock pursuant to a formula that is intended to preserve the intrinsic value of their pre-distribution equity. See “The Separation and Distribution—Treatment of Employee Stock Options and Restricted Stock Units.”

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Patrick Soon-Shiong	—	—	5,625	$174,937

Employee Benefit Plans

2007 Stock Incentive Plan

We intend to adopt, subject to the approval of our sole stockholder, the 2007 Stock Incentive Plan. We expect to reserve              shares of our common stock for issuance under our 2007 Stock Incentive Plan, subject to adjustments for stock splits, stock dividends or other similar changes in our common stock or our capital structure. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2007 Stock Incentive Plan will be increased by the number of shares represented by awards that are forfeited or cancelled, or that expire or terminate, including any shares that are forfeited by the award recipient or repurchased by us pursuant to the terms of the relevant award agreement.

Our 2007 Stock Incentive Plan will provide for the grant of (a) incentive stock options to our employees, including officers and employee directors, (b) non-qualified stock options to our employees, directors and consultants and (c) other types of awards, collectively referred to as “awards.”

No more than                  shares under options can be granted to an individual optionee in any given fiscal year. We may grant up to an additional              shares, which will not count against the limit set forth in the previous sentence, in connection with an optionee’s initial commencement of service with our company.

Our board of directors or a committee designated by our board of directors will administer our 2007 Stock Incentive Plan and has authority to determine the terms and conditions of awards, including the types of awards, the number of shares subject to each award, the vesting schedule of the awards and the selection of grantees.

The exercise price of all options granted under our 2007 Stock Incentive Plan will be determined by our board of directors or a committee designated by our board of directors, but in no event may this price be less than the fair market value of our common stock on the date of grant, unless otherwise determined by our board of directors with respect to non-qualified stock options. If, however, incentive stock options are granted to a person who owns stock possessing more than 10% of the voting power of all our classes of stock, the exercise price of such option must equal at least 110% of the fair market value our common stock on the grant date and the maximum term of these incentive stock options must not exceed five years. The maximum term of an incentive stock option granted to any person who does not own stock possessing more than 10% of the voting power of all our classes of stock must not exceed ten years. Our board of directors or a committee designated by our board of directors will determine the term of all other awards granted under our 2007 Stock Incentive Plan. The consideration for the option may consist of cash, check, shares of our common stock, the assignment of part of the proceeds from the sale of shares acquired upon exercise of the option, through a same-day sale and exercise procedure facilitated by a brokerage firm, loan or any combination of these forms of consideration.

Only the optionee may exercise an incentive stock option during the optionee’s lifetime. The optionee cannot transfer incentive stock options other than by will or the laws of descent and distribution. The terms of an option agreement may also permit the transfer of non-qualified stock options by gift or pursuant to a domestic relations order. Upon termination of employment for any reason, other than death or disability, any options that have become exercisable prior to the date of termination will remain exercisable for three months from the date of termination, unless otherwise determined by our board of directors. If termination of employment was caused by death or disability, any options which have become exercisable prior to the date of termination will remain exercisable for twelve months from the date of termination. In no event may an optionee exercise the option after the expiration date of the term of an award set forth in the award agreement.

In the event of one of the following, options under our 2007 Stock Incentive Plan will terminate and be cancelled, unless the successor corporation assumes or substitutes the options:

•	a dissolution, liquidation or sale of all or substantially all of our assets,

•	a merger or consolidation in which we are not the surviving entity,

•	a corporate transaction in which our stockholders give up a majority of their equity interest in our company, or

•	an acquisition of 50% or more of our stock by any individual or entity, including by tender offer or a reverse merger.

However, in lieu of the termination of options upon occurrence of the above events, the terms of some individual award agreements may otherwise provide for full acceleration of an optionee’s outstanding options immediately upon occurrence of the above events or full acceleration of any outstanding options that are not assumed or substituted by the surviving corporation, and full acceleration of any otherwise assumed or substituted options if optionee’s employment is terminated for cause or by optionee for good reason within twelve months of the occurrence of such events.

Unless terminated sooner, our 2007 Stock Incentive Plan will automatically terminate in 2017. Our board of directors will have authority to amend or terminate our 2007 Stock Incentive Plan, subject to stockholder approval of some amendments. However, no action may be taken which will affect any shares of common stock previously issued and sold or any option previously granted under our 2007 Stock Incentive Plan, without the grantee’s consent

Restricted Unit Plans

In connection with the separation, we intend to assume the American BioScience Restricted Unit Plan I and the American BioScience Restricted Unit Plan II. We also intend to assume the restricted units previously granted under these plans to New Abraxis employees.

Shares of our common stock will be issuable upon the vesting of these units. The units issued under the American BioScience Restricted Unit Plan II generally vest one-half on April 18, 2008 (which is the second anniversary of the closing of the merger between Abraxis BioScience, then known as American Pharmaceutical Partners, and American BioScience). The balance of the shares generally will vest on April 18, 2010. The units will convert into the right to receive a number of our shares of common stock determined on each vesting date determined by the notional price that vests on such date divided by our average trading price over the three days prior to vesting; except that if the average trading price of our stock price is less than $28.27, then the notional price is divided by $28.27. The maximum number of our shares that may be issuable under this restricted unit plan is 3,325,080 shares. The foregoing figures will be adjusted pursuant to the employee matters agreement using the same methodology for adjusting outstanding options.

We will also assume an agreement between Abraxis BioScience and RSU Plan LLC (“RSU LLC”). Under the terms of this agreement, RSU LLC has agreed that prior to the date on which restricted stock units issued pursuant to American BioScience Restricted Unit Plan II become vested, RSU LLC will deliver, or cause to be delivered, to us the number of our shares of common stock or cash (or a combination thereof) in an amount sufficient to satisfy the obligations to participants under the American BioScience Restricted Unit Plan II of the vested restricted units. We are required to satisfy our obligations under the American BioScience Restricted Unit Plan II by paying to the participants in the American BioScience Restricted Unit Plan II cash and/or shares of our common stock in the same proportion as was delivered by the RSU LLC. The intention of this agreement is to have RSU LLC satisfy our obligations under American BioScience Restricted Unit Plan II so that there would not be any further dilution to our stockholders as a result of our assumption of the American BioScience Restricted Unit Plan II.

401(k) Plan

We expect to adopt a defined contribution plan intended to qualify as an eligible “cash or deferred arrangement” under Section 401(k) of the Internal Revenue Code. Under the 401(k) plan, participants will be able to defer a percentage of their compensation, the dollar amount of which may not exceed the limit as governed by applicable law. The 401(k) plan will also permit discretionary matching contributions by us in amounts and subject to limitations specified by our board of directors. Individual participants will be entitled to direct the trustee to invest their accounts in authorized investment alternatives selected by us.

Agreements with Our NEOs

The following is a description of selected terms of the agreements that were entered into between Abraxis BioScience and our NEOs, as such terms relate to the compensation reported and described in the “Compensation Discussion and Analysis” section above. We will assume these agreements in connection with the separation and related transactions.

Employment Agreement with Carlo Montagner

Under the terms of our agreement with Mr. Montagner, he receives an annual base salary of $675,000, subject to annual review by our board of directors or compensation committee in accordance with established practices, and is eligible to participate in our bonus plan designed for other executive officers. Mr. Montagner’s bonus target was 50% of his base salary for 2006. In addition, consistent with the terms of the agreement, Mr. Montagner received an option to purchase 50,000 shares of Abraxis BioScience’s common stock on May 19, 2006 with an exercise price of $29.97. This option will vest in four equal annual installments with the first installment vesting on the first anniversary of the grant date. The agreement also provides that Mr. Montagner will be paid $400,000 in cash and/or our common stock in four equal annual installments provided that Mr. Montagner is employed by us upon the date of each annual installment payment. The first payment of $100,000 was made in the first quarter of 2007 in cash. Mr. Montagner was also entitled to reimbursement of relocation expenses.

Employment Agreement with Lisa Gopalakrishnan (Gopala)

Under the terms of the agreement with Ms. Gopala, she receives an annual base salary of $400,000, subject to annual review by our board of directors and compensation committee, and will be eligible to participate in our bonus plan designed for other executive officers. On July 14, 2007, Abraxis BioScience’s Compensation Committee approved an increase to Ms. Gopala’s base salary to $450,000. Pursuant to the terms of Ms. Gopala’s agreement, her bonus target was 50% of her base salary for 2006. In addition, Ms. Gopala received an option to purchase 35,000 shares of Abraxis BioScience’s common stock on August 1, 2006 with an exercise price of $20.07. This option will vest in four equal annual installments with the first installment vesting on the first anniversary of the grant date. Ms. Gopala also received a signing bonus payment of $100,000. If Ms. Gopala voluntarily terminates her employment during her first year of employment, she has agreed to repay the signing bonus.

Payments upon Termination

This section describes the payments and benefits that certain of our NEOs would have been entitled to had their employment been terminated under the circumstances described below on December 31, 2006. In this section, the value associated with the acceleration of equity compensation is based on the closing market price of a share of our common stock as of December 29, 2006 (the last trading day in 2006) minus the exercise price. On December 29, 2006, the closing market price of our common stock was $27.34. The amounts also include those amounts that the executive earned through that time and estimated amounts that would be paid out upon termination. The actual payments to the executive can only be determined at the actual time of termination.

Lisa Gopala

If Ms. Gopala employment is terminated by us without cause, by her for good reason, or she is terminated within 12 months following a change of control, she would be entitled to receive (in addition to her salary up to the termination date and post-termination benefits under company benefit plans) continuation of salary based on her then-current base salary and a bonus amount (calculated based on prior bonuses paid) for an eighteen month period after such termination. In addition, the vesting of the stock options that Ms. Gopala received in connection with her employment agreement would accelerate for an additional eighteen months following the termination date.

Our obligations to make the continuing payments and the acceleration of the vesting of her options are conditioned upon Ms. Gopala agreeing not to compete with our business for a period of eighteen months following the termination date and agreeing not to solicit our employees to be employed by any competitor during that period. If Ms. Gopala fails to perform these covenants, then we are entitled to cease making the continuation payments in addition to other rights that we may have.

If Ms. Gopala had been terminated by Abraxis BioScience without cause, by her for good reason, or if a change of control had occurred and she had been terminated as of December 31, 2006, she would have been entitled to an amount of payments totaling $810,558. This amount is comprised of $600,000 representing payments of her base salary for the eighteen months following the termination date, $83,333 as the bonus amount, plus $127,225 representing the excess of the fair market value of the options that would have vested as result of the termination over the option exercise price.

Carlo Montagner

If Mr. Montagner’s employment is terminated by us without cause, he would be entitled to receive (in addition to his salary up to the termination date and post-termination benefits under company benefit plans) continuation of salary based on his then-current base salary and a bonus calculated based on prior bonuses paid) for a twenty-four month period after such termination. In addition, the vesting of the stock option that Mr. Montagner received in connection with his employment agreement would accelerate for an additional twenty-four months following the termination date.

Our obligations to make the continuing payments and the acceleration of vesting of his options is conditioned upon Mr. Montagner agreeing not to compete with our business for a period of two years following the termination date and agreeing not to solicit our employees to be employed by any competitor during that period. If Mr. Montagner fails to perform these covenants, then we are entitled to cease making the continuation payments in addition to other rights that we may have.

If Mr. Montagner had been terminated by Abraxis BioScience without cause as of December 31, 2006, he would have been entitled to an estimated amount of payments totaling $1,687,500. This amount is comprised of $1,350,000 representing payments of his base salary for two years following the termination date and his target bonus amount of $337,500. The exercise price of the accelerated options exceeded the closing price as of December 29, 2006, and therefore no value was attributed to those options.

Compensation of Directors

Directors who are also our employees will receive no additional compensation for their services as directors. Our non-employee directors will receive cash compensation as follows: (i) an annual retainer of $20,000, (ii) $2,500 for each board meeting attended in person and $500 for each board meeting attended telephonically, (iii) an annual retainer for the Audit Committee Chair of $5,000; (iv) $2,000 for attendance at each audit committee meeting in person and $500 for each audit committee meeting attended telephonically; and (v) $1,000 for attendance at each compensation committee meeting in person and $500 for each compensation committee meeting attended telephonically. Non-employee directors will also be reimbursed for travel expenses and other out-of-pocket costs of attending board and committee meetings. In addition, non-employee directors will also be eligible to receive options and shares of common stock directly under our 2007 non-employee director stock option program to be established under our 2007 Stock Incentive Plan. Non-employee directors will be eligible to be granted an initial option to purchase 7,500 shares of common stock upon their initial appointment to the board of directors with subsequent annual option grants to purchase 10,000 shares of common stock, in both instances at an exercise price per share equal to the fair market value of the common stock at the date of grant. Directors who are also our employees will be eligible to receive options and shares of common stock directly under our 2007 Stock Incentive Plan.

The following table sets forth specified information regarding the compensation at Abraxis BioScience for 2006 of our anticipated non-employee directors:

Name	Fees Earned ($)	Option Awards ($)(2)	Total ($)
Kirk Calhoun	52,000	44,909	96,909
David Chen	45,500	141,338	186,838
Stephen Nimer	37,500	141,338	178,838
Leonard Shapiro	43,500	141,338	184,838
Richard Sykes (1)	10,833	11,227	22,060

(1)	Mr. Sykes became a director of Abraxis BioScience effective August 1, 2006.
(2)	The amount shown in this column reflects the compensation expense for outstanding options for the purchase of Abraxis BioScience common stock held by the directors recognized by Abraxis BioScience in 2006 in accordance with SFAS 123R, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions. There were no forfeitures by the directors in 2006. A discussion of the assumptions used in calculating the compensation cost is set forth in Note 12 to the Notes to Abraxis BioScience’s consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2006.

The stock option detail for each director is shown in the following table along with the total grant date fair value of the awards computed in accordance with SFAS 123R. In connection with the separation and related transactions, Abraxis BioScience stock options will be converted into newly-issued options for the purchase shares of New Abraxis common stock pursuant to a formula that is intended to preserve the intrinsic value of their pre-distribution options. See “The Separation and Distribution—Treatment of Employee Stock Options and Restricted Stock Units.”

Director	Grant Date	Options Granted (#)	Option Price ($/Sh)	Grant Date Fair Value of Option Awards ($)	Total Options Outstanding (#)
Mr. Calhoun	8/1/2006	10,000	20.07	107,437	38,750
Dr. Chen	8/1/2006	10,000	20.07	107,437	32,000
Dr. Nimer	8/1/2006	10,000	20.07	107,437	54,500
Mr. Shapiro	8/1/2006	10,000	20.07	107,437	38,750
Mr. Sykes	8/1/2006	7,500	20.07	80,578	7,500

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following is a description of certain transactions and relationships entered into or existing during the fiscal year ended December 31, 2006 between Abraxis BioScience and certain affiliated parties. Our audit committee will have the authority to review and to approve all related party transactions. It is expected that our practice will be to have all related party transactions approved by either by our audit committee or an independent committee of the board. We believe that the terms of such transactions were no less favorable to Abraxis BioScience than could have been obtained from an unaffiliated party.

Aircraft Purchase and Sale Agreement

Our chief executive officer entered into an agreement on June 23, 2006 for the purchase of an aircraft for $46.5 million. On August 1, 2006, Old Abraxis’ board ratified the purchase. Under the agreement, the buyer had the right to a pre-purchase inspection of the aircraft and, based on the results of that inspection, to reject the aircraft, terminate the agreement and receive the deposit back. The only representations made by the seller under the agreement related to: (i) its organization and good standing; (ii) power and authority to enter into, and the enforceability of, the agreement; (iii) no conflicts with existing licenses, obligations and agreements; (iv) no outstanding taxes, duties, penalties or charges with respect to the aircraft; (v) title to the aircraft; and (vi) no litigation affecting the sale of the aircraft. The only representations made by the buyer under the agreement related to (i) power and authority to enter into, and the enforceability of, the agreement; (ii) no conflicts with existing licenses, obligations and agreements; and (iii) no litigation affecting the purchase of the aircraft.

Employment Agreements

Abraxis BioScience entered into employment agreements with Carlo Montagner and Lisa Gopala. See the discussion of these agreements under “Agreements with Our NEOs” and “Payments upon Termination”. We will assume these agreements in connection with the separation and related transactions.

Registration Rights

Pursuant to a registration rights agreement, Old Abraxis granted registration rights to the former ABI shareholders (including our Chief Executive Officer and entities affiliated with him) with respect to all 86,096,523 shares of Old Abraxis common stock they received in the 2006 Merger. Under the terms of the registration rights agreement, any securities issued or issuable in respect of Old Abraxis common stock (including our common stock) would have the benefits of the registration rights agreement. Accordingly, substantially concurrent with the distribution, we will enter into a new registration rights agreement with the former ABI shareholders containing provisions substantially identical to the registration rights agreement entered into in connection with the 2006 Merger.

These stockholders will have the right to require us to register all or a portion of the shares of our common stock they receive in the distribution. In addition, these stockholders may require us to include their shares in future registration statements that we file and may require us to register their shares for resale on a Form S-3 registration statement. Upon registration, the registered shares generally will be freely tradeable in the public market without restriction. However, in connection with any underwritten offering, the stockholders will agree to lock up any other shares for up to 90 days and will agree to a limit on the maximum number of shares that can be registered for the account of these holders under so-called “shelf” registration statements.

Except for underwriters discounts and commissions and certain marketing expenses, we will be obligated to pay all expenses for the first eight registration statements filed upon the request of a holder of registrable securities, and any other or additional expenses of registration are to be borne by the holders of registrable securities on a pro rata basis. These registration rights are subject to some conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in registration. We will be obligated to indemnify the holders of these registration rights, and each selling holder will be obligated to indemnify us, against specified liabilities under the Securities Act of 1933, the Securities Exchange Act of 1934 and other applicable federal and state laws.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the anticipated beneficial ownership of our common stock immediately following the distribution, assuming a distribution ratio of one share of our common stock for each share of Abraxis BioScience common stock held on the record date, by (i) each person who is known by us to beneficially own more than 5% of our common stock, (ii) each of our anticipated directors, (iii) each of the named executive officers appearing in the Summary Compensation Table above, and (iv) all of the directors and executive officers as a group based upon information available to us concerning ownership of Abraxis BioScience common stock on June 30, 2007 (unless another date is indicated).

Name and Address of Beneficial Owner	Number of Common Stock Shares Beneficially Owned (1)	Percent of Class (%)
5% Stockholders

Steven Hassen, Trustee (2) Themba 2005 Trust I 10182 Culver Boulevard Culver City, CA 90232	39,616,143	24.8

Steven Hassen, Trustee (3) Themba 2005 Trust II 10182 Culver Boulevard Culver City, CA 90232	36,116,144	22.6

California Capital Limited Partnership (4) 10182 Culver Boulevard Culver City, CA 90232	37,015,318	23.2

Fifth Third Bancorp (5) Fifth Third Center Cincinnati, OH 45263	8,684,488	5.4

Directors and Named Executive Officers (6)

Patrick Soon-Shiong, M.D. (7)(8)(9)	133,343,055	83.6

Lisa Gopala (10)	8,750	*

Bruce Wendel (11)	35,165	*

Carlo Montagner (12)	25,000	*

David S. Chen, Ph.D. (13)	32,000	*

Stephen D. Nimer, M.D. (14)	62,000	*

Leonard Shapiro (15)	63,250	*

Kirk K. Calhoun (16)	38,750	*

Richard Sykes (17)	2,500	*

All named executive officers and directors as a group (nine persons) (18)	133,610,470	83.8

*	Represents beneficial ownership of less than 1% of issued and outstanding common stock on June 30, 2007
(1)	Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 of the Exchange Act assuming a distribution ratio of one share of our common stock for each share of Abraxis BioScience common stock held on the record date. The percentage of shares beneficially owned is based on 159,517,809 shares of common stock outstanding as of June 30, 2007, excluding shares held in treasury. To our knowledge, except as indicated in the footnotes to this table, and subject to applicable community property laws, such persons have sole voting and investment power with respect to the shares of common stock set forth opposite such person’s name.

(2)	Themba 2005 Trust I has shared voting power of 39,616,143 shares and has shared dispositive power and is deemed to be the beneficial owner of 39,616,143 shares.
(3)	Themba 2005 Trust II has shared voting power of 36,116,144 shares and has shared dispositive power and is deemed to be the beneficial owner of 36,116,144 shares.
(4)	California Capital Limited Partnership has shared voting power of 37,015,318 shares and has shared dispositive power and is deemed to be the beneficial owner of 37,015,318 shares.
(5)	The amount shown and the following information were provided by Fifth Third Bancorp pursuant to a Schedule 13G filed on February 14, 2007. The Schedule 13G indicated that Fifth Third Bancorp is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and has indicated that it has sole voting power of 8,684,488 shares and has sole dispositive power of 33,000 shares and is deemed to be the beneficial owner of 8,684,488 shares as a result of acting as an investment adviser to investment companies registered under the Investment Act of 1940 and or employee benefit plans, pension funds, endowment funds or other institutional clients.
(6)	Except as otherwise indicated, the address of each of the executive officers and directors is c/o New Abraxis, Inc., 11755 Wilshire Blvd., 20th Floor, Los Angeles, CA 90025.
(7)	Includes 132,805,107 comprised of 75,732,287 shares of common stock held by Themba 2005 Trust I and Themba 2005 Trust II, of which Dr. Soon-Shiong is a protector; 13,286,860 shares of common stock held by certain grantor annuity trusts of which Dr. Soon-Shiong is the trustee and certain family members of Dr. Soon-Shiong are beneficiaries; 37,015,318 shares of common stock held by California Capital Limited Partnership, of which an entity controlled by Dr. Soon-Shiong is the general partner; 3,270,643 shares of common stock held by RSU Plan LLC, of which Dr. Soon-Shiong is a member; and 3,499,999 shares held by Themba Credit LLC, of which Dr. Soon-Shiong is the manager. Dr. Soon-Shiong disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities.
(8)	Includes 420,000 shares of common stock subject to options that are currently exercisable.
(9)	The 2,214,591 shares and 1,285,409 shares held by Themba Credit LLC have been pledged.
(10)	Represents 8,750 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days of June 30, 2007.
(11)	Represents 35,165 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days of June 30, 2007.
(12)	Represents 25,000 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days of June 30, 2007.
(13)	Represents 32,000 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days of June 30, 2007.
(14)	Includes 62,000 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days of June 30, 2007.
(15)	Includes 63,250 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days of June 30, 2007.
(16)	Represents 38,750 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days of June 30, 2007.
(17)	Represents 2,500 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days of June 30, 2007.
(18)	See footnotes (8) through (17). Includes 696,165 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days of June 30, 2007.

Equity Compensation Plan Information

We expect to maintain one compensation plan that provides for the issuance of our common stock to officers, directors, other employees or consultants, the 2007 Stock Incentive Plan. The 2007 Stock Incentive Plan will be approved by our sole stockholder prior to the separation and related transactions.

The following table provides information about the 2007 Stock Incentive Plan as of             , 2007.

	(a)	(b)	(c)
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted- Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Security Holders		$
Equity Compensation Plans Not Approved by Security Holders	—	—	—

Total		$

DESCRIPTION OF CAPITAL STOCK

General

We will be authorized to issue              shares:              shares will be designated as common stock and              shares will be designated preferred stock. The following description of our capital stock is subject to, and qualified in its entirety by, the provisions of our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this information statement is a part, and by the provisions of applicable law.

Based on the number of shares of Abraxis BioScience common stock outstanding as of              and the distribution ratio, we expect that              shares of our common stock will be distributed to Abraxis BioScience stockholders in the distribution. All the shares of our common stock to be distributed to Abraxis BioScience stockholders in the distribution will be fully paid and non-assessable and will constitute all the shares of our capital stock that will be outstanding immediately after the distribution.

Common Stock

The holders of our common stock are entitled to one vote for each share held of record upon such matters and in such manner as may be provided by law. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of our common stock are entitled to receive dividends, if any, as may be declared by our board of directors out of funds legally available for dividend payments. In the event we liquidate, dissolve or wind up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of the preferred stock. Holders of our common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

Our certificate of incorporation that will be in effect on the distribution date will authorize our board of directors, without any vote or action by the holders of our common stock, to issue up to              shares of preferred stock. Our board of directors will have authority to issue the undesignated preferred stock in one or more series and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of undesignated preferred stock and to fix the number of shares constituting any series and the designation of the series, without any further vote or action by our stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Anti-Takeover Provisions

Provisions of our certificate of incorporation and bylaws, which will be adopted prior to the distribution, which are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders. In particular, our certificate of incorporation and bylaws, as applicable, among other things:

•

provide that special meetings of the stockholders may be called only by our president, our secretary or at the direction of our board of directors. Advance written notice of a stockholder proposal or director nomination that the stockholder desires to present at a meeting of stockholders is required and generally must be received by the secretary not less than 90 days nor more than 120 days prior to the date of the previous years’ annual meeting;

•

do not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in the board and, as a result, may have the effect of deterring a hostile takeover or delaying or preventing changes in control or management of the company;

•	provide that vacancies on our board may be filled by a majority of directors in office, although less than a quorum, and not by the stockholders; and

•

allow us to issue up to              shares of undesignated preferred stock with rights senior to those of the common stock and that otherwise could adversely affect the rights and powers, including voting rights, of the holders of common stock. In some circumstances, this issuance could have the effect of decreasing the market price of the common stock as well as having the anti-takeover effect discussed above.

These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board and in the policies formulated by them and to discourage certain types of transactions that may involve an actual or threatened change in control of the company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

Transfer Agent and Registrar

American Stock Transfer & Trust Company will be the transfer agent and registrar for our common stock commencing upon the distribution date. Its address is 59 Maiden Lane, Plaza Level, New York, New York 10038, and its telephone number is (212) 936-5100.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our bylaws will provide that we will indemnify all of our directors and officers to the fullest extent permitted by Delaware law. Our bylaws will also authorize us to indemnify our employees and other agents, at our option, to the fullest extent permitted by Delaware law. We have entered into agreements to indemnify our directors and officers, in addition to indemnification provided for in our charter documents. These agreements provide for, among other things, the indemnification of our directors and officers for expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any person in any action or proceeding, including any action by or in the right of the company, arising out of that person’s services as a director or officer of our company or any other company or enterprise to which that person provides services at our request to the fullest extent permitted by applicable law. We believe that these provisions and agreements will assist us in attracting and retaining qualified persons to serve as directors and officers.

Delaware law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for liability arising under Section 174 of the Delaware General Corporation Law or for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation will provide for the elimination of personal liability of a director for monetary damages for breach of fiduciary duty, as permitted by Delaware law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company in accordance with the provisions contained in our charter documents, Delaware law or otherwise, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against these liabilities, other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by our company is against public policy as expressed in the Securities Act, and we will follow the court’s determination.

We will maintain insurance on behalf of our officers and directors, insuring them against liabilities that they may incur in such capacities or arising out of this status.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement under the Exchange Act with respect to the shares of our common stock being distributed in connection with the separation and distribution. This information statement does not contain all of the information set forth in the registration statement and the exhibits thereto, to which reference is hereby made. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, reference is made to such exhibit for a more complete description of the matter involved. The registration statement and the exhibits thereto filed by us with the SEC may be inspected at the public reference facilities of the SEC listed below.

After the distribution, we will be subject to the informational requirements of the Exchange Act, and in accordance therewith will file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We intend to furnish holders of our common stock with annual reports containing financial statements audited by independent accountants beginning with the fiscal year ending December 31, 2007.

No person is authorized to give any information or to make any representations other than those contained in this information statement, and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this information statement nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth herein or in our affairs since the date hereof.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Abraxis BioScience, Inc.

We have audited the accompanying combined balance sheets of New Abraxis, Inc. (New Abraxis) as of December 31, 2006 and 2005, and the related combined statements of operations and comprehensive (loss), and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of New Abraxis’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of New Abraxis, Inc.’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 of the combined financial statements, in 2006 New Abraxis adopted the provisions of Financial Accounting Standards No. 123(R) “Share-Based Payments” and changed its method of accounting for share based payments.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of New Abraxis, Inc. at December 31, 2006 and 2005, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/    Ernst & Young LLP

Chicago, Illinois

August 8, 2007

New Abraxis, Inc.

(a Component of Abraxis BioScience, Inc.)

Combined Balance Sheets

	December 31,
	2006	2005
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$525	$2,291
Accounts receivable, less allowance for doubtful accounts of $15 in 2006 and $180 in 2005 and net of chargebacks of $1,491 in 2006 and $2,115 in 2005	27,822	34,539
Inventories	80,121	68,353
Prepaid expenses and other current assets	7,142	3,374
Deferred income taxes	21,216	—

Total current assets	136,826	108,557
Property, plant and equipment, net	116,176	59,068
Investment in Drug Source Company, LLC	5,504	2,728
Intangible assets, net of accumulated amortization of $28,439 in 2006 and $933 in 2005	243,383	340
Goodwill	241,361	—
Non-current receivables from related parties	39	649
Other non-current assets	21,494	7,738

Total assets	$764,783	$179,080

Liabilities and Net Investment in New Abraxis, Inc.
Current liabilities:
Accounts payable	$24,079	$15,410
Accrued liabilities	28,890	16,758
Income taxes payable	18,522	478
Deferred revenue	39,225	18,404
Minimum royalties payable	1,017	1,020
Amounts due to officer/stockholder	—	1,255

Total current liabilities	111,733	53,325
Deferred income taxes, non-current	29,000	—
Long-term portion of deferred revenue	158,135	—
Long-term debt	—	190,000
Other non-current liabilities	6,894	1,399

Total liabilities	305,762	244,724
Abraxis BioScience net investment in New Abraxis, Inc.	458,165	(66,596)
Accumulated other comprehensive income	856	952

Net investment in New Abraxis, Inc.	459,021	(65,644)

Total liabilities and net investment in New Abraxis, Inc.	$764,783	$179,080

See accompanying notes to combined financial statements

New Abraxis, Inc.

(a Component of Abraxis BioScience, Inc.)

Combined Statements of Operations and Comprehensive Loss

	Year ended December 31,
	2006	2005	2004
	(in thousands)
Abraxane revenue	$174,906	$133,731	$—
Other revenue	7,381	1,944	237

Net revenue	182,287	135,675	237
Cost of sales	21,183	25,092	340

Gross profit (loss)	161,104	110,583	(103)
Operating expenses:
Research and development	68,005	50,337	34,896
Selling, general and administrative	114,530	67,997	41,645
Amortization of 2006 Merger related intangibles	27,349	—	—
2006 Merger related in-process research and development charge	83,447	—	—
Other 2006 Merger related costs	16,722	—	—
Equity in net income of Drug Source Company, LLC	(2,776)	(1,843)	(2,373)

Total operating expense	307,277	116,491	74,168

Loss from operations	(146,173)	(5,908)	(74,271)
Interest income and other	399	287	70
Interest expense	(4,741)	(6,563)	(2,100)

Loss before income taxes	(150,515)	(12,184)	(76,301)
Provision (benefit) for income taxes	(25,964)	478	—

Net loss	$(124,551)	$(12,662)	$(76,301)

Comprehensive loss, net of tax:
Foreign currency translation adjustments	$993	4	(681)
Unrealized gains (losses) on marketable equity securities	(1,089)	1,066	563

Other comprehensive income (loss)	(96)	1,070	(118)
Net loss	(124,551)	(12,662)	(76,301)

Comprehensive loss	$(124,647)	$(11,592)	$(76,419)

See accompanying notes to combined financial statements

New Abraxis, Inc.

(a Component of Abraxis BioScience, Inc.)

Combined Statements of Cash Flows

	Twelve Months Ended December 31,
	2006	2005	2004
	(in thousands)
Cash flows from operating activities:
Net loss	$(124,551)	$(12,662)	$(76,301)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	5,882	2,779	2,052
Amortization	683	274	118
Amortization of 2006 Merger related inventory step-up	737	—	—
Amortization of 2006 Merger related intangibles	27,349	—	—
2006 Merger related in-process research and development charge	83,447	—	—
Stock-based compensation	26,220	6,284	3,211
Loss on disposal of property, plant and equipment	124	65	280
Deferred income taxes	(44,486)	—	—
Equity in net income of Drug Source Company, LLC, net of dividends received	(2,776)	3,528	(1,090)
Changes in operating assets and liabilities:
Accounts receivable, net	6,717	(34,334)	(137)
Inventories	(11,768)	(18,966)	(19,626)
Prepaid expenses and other current assets	(3,768)	1,789	(4,931)
Non-current receivables from related parties	610	(2)	90
Deferred revenue	178,956	18,366	—
Minimum royalties payable	(3)	(83)	(150)
Amounts due to officer/stockholder	(1,255)	(529)	955
Other non-current liabilities	(350)	1,400	—
Accounts payable and accrued expenses	29,102	9,819	6,858

Net cash provided by (used in) operating activities	170,870	(22,272)	(88,671)

Cash flows from investing activities:
Purchases of property, plant and equipment	(64,431)	(17,212)	(26,016)
Purchase of other non-current assets	(14,800)	(1,163)	(3,317)

Net cash used in investing activities	(79,231)	(18,375)	(29,333)
Cash flows from financing activities:
Proceeds from issuance of debt	24,000	190,000	11,900
Repayment of borrowings	(214,000)	(42,750)	—
Payment of deferred financing costs	(852)	(460)	—
Net transactions with Abraxis BioScience	96,454	(106,062)	107,558

Net cash (used in) provided by financing activities	(94,398)	40,728	119,458

Effect of exchange rates on cash	993	4	(681)

(Decrease) increase in cash and cash equivalents	(1,766)	85	773
Cash and cash equivalents at beginning of year	2,291	2,206	1,433

Cash and cash equivalents at end of year	$525	$2,291	$2,206

New Abraxis, Inc.

(a Component of Abraxis BioScience, Inc.)

Notes to Combined Financial Statements

December 31, 2006

1. Description of Business

On July 2, 2007, Abraxis BioScience, Inc. (“Abraxis BioScience”) announced that its board of directors approved a plan to separate its proprietary product business, which includes the Abraxis Oncology and Abraxis Research components, from its hospital-based products business, Abraxis Pharmaceutical Products, in a transaction that will result in two independent public companies. The proprietary products business following the separation is referred to in these financial statements as “New Abraxis” or the “Company.” The hospital-based products business following the separation is referred to in these financial statements as “New APP”. References to the historical assets, liabilities, products, businesses or activities of New Abraxis are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the business as it was conducted as part of Abraxis BioScience prior to the separation.

Each Abraxis BioScience stockholder on the record date will be entitled to receive shares of both New Abraxis and New APP in connection with the separation of the businesses. Additionally, Abraxis BioScience, New Abraxis and/or New APP expect to enter into a series of agreements, including a separation and distribution agreement, a transition services agreement, an employee matters agreement, a tax allocation agreement, a manufacturing agreement and various real estate leases. The transaction is subject to obtaining a favorable private letter ruling from the Internal Revenue Service and an opinion from tax counsel with respect to the U.S. federal income tax consequences of certain aspects of the proposed separation. Consummation of the separation is also subject to certain other conditions, including final approval by the Abraxis BioScience board of directors, approval for listing of the New Abraxis common stock on the Nasdaq Global Market, receipt of opinions with respect to solvency and related matters of the parties and the effectiveness of the registration statement filed with the Securities and Exchange Commission in connection with the separation. Approval by Abraxis BioScience stockholders is not required as a condition to the consummation of the proposed separation.

New Abraxis is one of the few fully integrated biotechnology companies, with a breakthrough marketed product (Abraxane®), global ownership of its proprietary technology platform and clinical pipeline, dedicated nanoparticle manufacturing capabilities for worldwide supply integrated with seasoned in-house capabilities, including discovery, clinical drug development, regulatory and sales and marketing.

New Abraxis is dedicated to the discovery, development and delivery of next-generation therapeutics and core technologies that offer patients safer and more effective treatments for cancer and other critical illnesses. New Abraxis’ portfolio includes the world’s first and only protein-based nanoparticle chemotherapeutic compound (Abraxane®) which is based on New Abraxis’ proprietary tumor targeting technology known as the nab™ technology platform. This nab™ technology platform is the first to exploit the tumor’s biology against itself, taking advantage of an albumin-specific, receptor-mediated transport system and allowing the delivery of a drug from the vascular space across the blood vessel wall to the underlying tumor tissue. Abraxane® is the first clinical and commercial validation of this nab™ technology platform. From the discovery and research phase to development and commercialization, New Abraxis is committed to rapidly enriching its product pipeline and accelerating the delivery of breakthrough therapies that will transform the lives of patients who need them.

New Abraxis owns the worldwide rights to Abraxane®, a next-generation, nanometer-sized, solvent-free taxane that was approved by the U.S. Food and Drug Administration, or the FDA, in January 2005 for its initial indication in the treatment of metastatic breast cancer and launched in February 2005. New Abraxis believes the successful launch of Abraxane® validates its nab™ tumor targeting technology, a novel biologically interactive (receptor-mediated) system to deliver chemotherapeutic agents in high concentrations preferentially to all tumors secreting a protein called SPARC, which attracts and binds to albumin.

2. Summary of Significant Accounting Policies

Basis of Accounting and Combination

The combined financial statements include the assets, liabilities and results of operations of the legal entities and components of Abraxis BioScience that constitute the proprietary products business to be separated. Such entities include, among others, New Abraxis’ wholly-owned subsidiaries, Pharmaceutical Partners Switzerland GmbH, VivoRx AutoImmune, Inc., Chicago BioScience, LLC and Transplant Research Institute, as well as its majority-owned subsidiary, Resuscitation Technologies, LLC, and its investment in Drug Source Company, LLC, which is accounted for using the equity method. All material intercompany balances and transactions have been eliminated in combination. Historical cost basis of assets and liabilities has been reflected in these financial statements. Management believes that the assumptions underlying the combined financial statements are reasonable. However, the financial information in these combined financial statements does not include all the expenses that would have been incurred had New Abraxis been a separate, stand-alone entity and does not reflect New Abraxis’ results of operations, financial position and cash flows had New Abraxis been a stand-alone company during the periods presented. Additionally, in lieu of presenting a statement of stockholder’s equity, New Abraxis presents Abraxis BioScience’s net investment in New Abraxis (see “Note 10—Net Investment in New Abraxis.”) because a direct ownership relationship did not exist between all the various units comprising New Abraxis.

Fiscal Year

Prior to June 30, 2006, New Abraxis used a 52-week or 53-week fiscal year that ended on Saturday nearest to December 31. As such, the year ended December 31, 2005 contained 52 weeks and the fiscal year ended January 1, 2005 contained 53 weeks. Beginning with June 30, 2006, New Abraxis now uses a calendar fiscal year, which begins on January 1 and ends on December 31 of each year. For clarity of presentation, all periods are presented as if the year ended on December 31.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements. Estimates may also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Short-term Investments

Cash and investments having a maturity of three months or less at the time of acquisition are classified as cash and cash equivalents.

Accounts Receivable and Concentration of Credit Risk

New Abraxis typically has multi-year contractual agreements with Specialty Group Purchasing Organizations (GPOs), Traditional GPO’s and Comprehensive Academic Cancer Centers to supply its product to end-users. As is traditional in the pharmaceutical industry, a significant amount of its branded pharmaceutical product are sold to end users under GPO contracts through a relatively small number of drug wholesalers and specialty distributors, which comprise the primary pharmaceutical distribution chain in the United States. Four wholesalers collectively represented approximately 85% and 91% of New Abraxis’ revenue in 2006 and 2005, respectively. A single wholesaler accounted for 46% and 48% of New Abraxis’ revenue in 2006 and 2005, respectively, with the next largest wholesaler accounting for 17% and 23% in 2006 and 2005, respectively. These four wholesalers also represented 57% and 84% of accounts receivable at December 31, 2006 and 2005, respectively. The 2006 decline in the proportion of revenue and receivables to the four major wholesalers was due primarily to increased sales to specialty oncology distributors. To help control its credit exposure, New Abraxis routinely monitors the creditworthiness of its customers, reviews outstanding customer balances and records allowances for bad debts as necessary. New Abraxis insures all, or a portion of, gross receivables from its largest customers to protect against risk of significant credit loss. Historical credit losses have been insignificant.

Inventories

Inventories are valued at the lower of cost or market as determined under the first-in, first-out, or FIFO, method, as follows:

	December 31,
	2006			2005
	Approved	Pending Regulatory Approval	Total Inventory	Approved	Pending Regulatory Approval	Total Inventory
	(in thousands)
Finished goods	$5,043	$—	$5,043	$7,948	$—	$7,948
Work in process	8,534	2,589	11,123	472	—	472
Raw materials	45,062	18,893	63,955	59,933	—	59,933

	$58,639	$21,482	$80,121	$68,353	$—	$68,353

Inventories consist of product currently approved for marketing and may include certain products pending regulatory approval. From time to time, New Abraxis capitalizes inventory costs associated with product prior to regulatory approval based on its judgment of probable future commercial success and realizable value. Such judgment incorporates New Abraxis’ knowledge and best judgment of where the product is in the regulatory review process, its required investment in the product, market conditions, competing products and its economic expectations for the product post-approval relative to the risk of manufacturing the product prior to approval. In evaluating the market value of inventory pending regulatory approval as compared to its cost, New Abraxis considered the market, pricing and demand for competing products, its anticipated selling price for the product and the position of the product in the regulatory review process. If final regulatory approval for such products is denied or delayed, New Abraxis may need to provide for and expense such inventory.

At December 31, 2006, inventory included $21.5 million in cost relating to products pending FDA or European regulatory approval at New APP’s Grand Island facility. Included in the amount pending approval at December 31, 2006 was raw materials of $17.7 million of paclitaxel (whole plant) and $1.2 million of other Abraxane®-related products, all of which have received FDA approval and therefore can be used for production of Abraxane® at New Abraxis’ Melrose Park facility. Additionally, at December 31, 2006, semi-finished products of $2.6 million in other Abraxane®-related products at New APP’s Grand Island facility were awaiting FDA or European approval. New Abraxis anticipates FDA and European approval at this facility by the end of 2007.

New Abraxis routinely reviews its inventory and establishes reserves when the cost of the inventory is not expected to be recovered or its product cost exceeds realizable market value. In instances where inventory is at or approaching expiry, is not expected to be saleable based on New Abraxis’ quality and control standards or for which the selling price has fallen below cost, New Abraxis reserves for any inventory impairment based on the specific facts and circumstances. Provisions for inventory reserves are reflected in the financial statements as an element of cost of sales with inventories presented net of related reserves.

Investment in Drug Source Company, LLC

Drug Source Company, LLC is a joint venture with three other partners established in June 2000 to purchase raw materials for resale to pharmaceutical companies. Because New Abraxis’ 50% interest in Drug Source Company does not provide financial or operational control of the entity, New Abraxis accounts for its interest in Drug Source Company under the equity method. New Abraxis’ equity in the net income of Drug Source Company is classified in operating expenses in the accompanying combined statements of operations.

Property, Plant and Equipment

Property, plant and equipment is stated on the basis of cost or allocated acquisition value. Provisions for depreciation are computed for financial reporting purposes using the straight-line method over the estimated useful life of the related asset and for leasehold improvements the lesser of the estimated useful life of the related asset or the term of the related lease as follows:

Buildings and improvements	10-30 years
Corporate aircraft	15 years
Machinery and equipment	3-10 years
Furniture and fixtures	5-7 years

Depreciation expense included in operations was $5.9 million, $2.8 million and $2.1 million for the years ended December 31, 2006, 2005 and 2004, respectively. Depreciation expense increased $3.1 million in 2006 as compared to 2005 due primarily to an overall increase in capital expenditures as New Abraxis continued to ramp up production and the 2006 purchase of the corporate aircraft. In addition, Abraxis BioScience utilized certain assets owned by New Abraxis and accordingly, the related depreciation expense of $1.4 million, $1.8 million and $1.7 million for the years ended December 31, 2006, 2005 and 2004, respectively, was not allocated to New Abraxis’ operating results.

Property, plant, and equipment consist of the following:

	December 31,
	2006	2005
	(in thousands)
Land	$5,650	$3,545
Building and improvements	49,012	37,152
Machinery and equipment	16,585	14,217
Corporate aircraft	46,552	—
Furniture and fixtures	6,513	5,952
Construction in progress	15,673	15,963

	139,985	76,829
Less allowance for depreciation	(23,809)	(17,761)

	$116,176	$59,068

Deferred Financing Costs

Costs incurred in connection with the issuance and amendments to New Abraxis’ credit facilities are capitalized and amortized to interest expense using the straight-line methods over the term of the related facility. The straight line approach produces amounts materially consistent with the effective yield method. Unamortized debt issue costs may be written-off in conjunction with the refinancing or termination of the applicable debt arrangement prior to its scheduled maturity.

Intangible Assets and Other Non-Current Assets

New Abraxis is required to perform impairment tests related to goodwill under SFAS No. 142, “Goodwill and Other Intangible Assets” annually, which New Abraxis performs on October 1, and whenever events or changes in circumstances suggest that it is more likely than not that the fair value of the reported units are below their carrying values. New Abraxis completed the annual impairment tests for its $241.4 million of goodwill in the fourth quarter of 2006 and determined that goodwill was not impaired and that no impairment charges were required.

Intangible assets are recorded at acquisition cost and are amortized on a straight-line basis over the period estimated revenues are expected to be derived from such assets (weighted average amortization period of approximately six years). New Abraxis reviews its intangible assets for impairment whenever events or changes in circumstance indicate that the carrying amount of an intangible asset may not recoverable.

Abraxane® Revenue Recognition

New Abraxis recognizes Abraxane® revenue from the sale of a product when title and risk of loss have transferred to the customer, collection is reasonably assured and New Abraxis has no further performance obligation. This is typically when the product is received by the wholesalers. At the time of sale, as further described below, New Abraxis reduces sales and provides for estimated chargebacks, contractual allowances, customer or Medicaid rebates, product returns and customer credits. New Abraxis’ methodology used to estimate and provide for theses sales provisions was consistent across all periods presented. Accruals for sales provisions are presented in New Abraxis’ financial statements as a reduction of sales and accounts receivable and, for contractual allowances, in accrued liabilities. New Abraxis regularly reviews information related to these estimates and adjusts its reserves accordingly if, and when, actual experience differs from estimates.

New Abraxis has, internal historical information on chargebacks, rebates and customer returns and credits, which its uses as the primary factor in determining the related reserve requirements. New Abraxis believes that this internal historical data, in conjunction with periodic review of available third-party data (as described below) and updated for any applicable changes in available information, provides a reliable basis for such estimates.

Four wholesalers collectively, represented approximately 85% and 90% of New Abraxis revenue in year 2006 and 2005, respectively. New Abraxis periodically, as it believes is warranted, reviews the wholesale supply levels of its product by reviewing inventory reports purchased or available from wholesalers, evaluating its unit sales volume and incorporating data from third-party market research firms. Based on these activities, New Abraxis attempts to keep a consistent wholesale stocking level of approximately two- to six-weeks. From time to time New Abraxis enters into inventory management agreements with its wholesale customers which requires it to pay a fee in connection with their distribution of New Abraxis’ product or other services, possibly including sales data and other services and contractual rights for New Abraxis. In addition, New Abraxis may be required to enter into such agreements in the future in order to maintain its relationships with other such wholesalers. New Abraxis is unable to ascertain the potential impact of any such future agreements on its sales, but does not believe that such agreements would result in a substantial change in wholesale stocking levels of its product as compared to current levels.

New Abraxis’ sales provisions totaled $18.4 million and $26.5 million in 2006, and 2005 respectively. Related reserves totaled $3.7 million and $6.1 million at December 31, 2006 and 2005, respectively.

Co-Promotion Agreement: On April 26, 2006, New Abraxis entered into a Co-Promotion and Strategic Marketing Services Agreement with AstraZeneca UK Limited, a wholly owned subsidiary of AstraZeneca PLC (see “Note 4—Acquisition of Assets”).

During the year ended December 31, 2006, New Abraxis recorded revenue of $18.2 million relating to deferred revenue associated with the co-promotion agreement. At December 31, 2006, unearned revenue associated with the co-promotion agreement of $181.8 million was recorded as deferred revenue on the balance sheet. The remaining deferred revenue will be recorded as revenue ratably over the remainder of the 5.5 year term.

Other Revenue

Taiho Agreement and Revenue: On May 27, 2005, American BioScience, Inc. (“ABI”), the former parent of Abraxis BioScience, licensed the rights to Abraxane® in Japan to Taiho Pharmaceutical Co., Ltd, or Taiho, a subsidiary of Otsuka Pharmaceutical Ltd. Under the agreement, New Abraxis and Taiho established a steering committee, comprised of three representatives of from each of New Abraxis and Taiho, to oversee the preclinical and clinical development of Abraxane® in Asia for the treatment of breast, lung, gastric, and other solid tumors. The steering committee is required to meet at least once annually. In addition, under the agreement, the steering committee established a development working group, comprised of an equal number of representatives from both New Abraxis and Taiho, who is required to meet at least once quarterly until regulatory approval of Abraxane® is first obtained in Japan. The license provides for a non-refundable $20.0 million upfront payment, $38.5 million in potential milestone payments contingent upon the achievement of various clinical, regulatory and sales objectives, royalties based on net sales under the agreement; and an agreement under which New Abraxis will supply Taiho with Abraxane®. Due to New Abraxis’ continuing involvement under the agreement through the steering committee and the development working group, the $20.0 million non-refundable upfront payment has been deferred. At the time the upfront payment was made, New Abraxis estimated that it would take approximately five years to receive regulatory approval for the first indication of Abraxane® in Japan (following which approval, the steering committee’s responsibilities would be substantially diminished) and that Abraxane® could begin to face competition in Japan as early as seven years after entering into the agreement. New Abraxis believes these estimates remain accurate. Accordingly, the upfront payment is being recognized as research revenue ratably over seven years.

During 2006, New Abraxis recorded revenue of $3.0 million relating to milestone payments received from Taiho. In addition, the revenue recognized in 2006 as a result of amortization of the $20.0 million upfront payment was $2.9 million. At December 31, 2006, unearned revenue associated with the Taiho agreement of $15.5 million was recorded as deferred revenue on the balance sheet.

Research Revenue Recognition

Research revenue generally consists of amounts earned from the development and research to advance the commercial application of pharmaceutical compounds for third parties. Such research revenue may include upfront license fees, milestone payments and reimbursement of development and other costs, and royalties. Non-refundable upfront license fees under which New Abraxis has continuing involvement in the form of development, manufacturing or commercialization are recognized as revenue ratably over either: the development period if the development risk is significant; or the estimated product useful life if the development risk has been substantially eliminated. Achievement-based milestone payments are recognized as revenue when the milestone objective is attained because the earnings process relating to such payments is complete upon attainment and because the payments are non-refundable and are not dependent upon future activities or the achievement of future objectives. These milestone payments are at risk and require substantive activity to achieve. Reimbursement of development and other costs are recognized as revenue as the related costs are incurred. Royalties are recognized as earned in accordance with the contract terms when royalties from licensees can be reliably measured and collectibility is reasonably assured. Royalty estimates are made in advance of amounts collected using historical and forecasted trends.

Chargebacks

The estimated provision for chargebacks is New Abraxis’ most complex sales allowance. Following industry practice, New Abraxis typically sells its product to independent pharmaceutical wholesalers at wholesale list price. The wholesaler in turn sells New Abraxis’ product to an end user, normally a hospital or alternative healthcare facility, at a lower contractual price previously established between New Abraxis and the end user via a group purchasing organization, or GPO. GPOs enter into collective purchasing contracts with pharmaceutical suppliers to secure more favorable product pricing on behalf of their end-user members.

New Abraxis’ initial sale to the wholesaler, and the resulting receivable, are recorded at New Abraxis’ wholesale list price. As most of these list selling prices will be reduced to a lower end-user contract price, New Abraxis then reduces reported sales and receivables by the difference between the list price and estimated end-user contract price. Then, when the wholesaler ultimately sells the product to the end user at the end-user contract price, the wholesaler charges New Abraxis, a chargeback, for the difference between the list price and the end-user contract price and such chargeback is offset against New Abraxis’ initial estimated provision. On a monthly basis, New Abraxis compares the unit and price components of its recorded chargeback provision to estimated ending wholesale units in the distribution channel pending chargeback under end-user contracts and estimated end-user contract prices and adjusts the chargeback provision as necessary.

The most significant estimates inherent in the initial chargeback provision relate first to wholesale units pending chargeback and, second, to the ultimate end-user contract-selling price. New Abraxis bases its estimation for these factors on internal, product-specific sales and chargeback processing experience, estimated wholesaler inventory stocking levels, current contract pricing, our expectation for future contract pricing changes and IMS data. Key factors which complicate the chargeback calculation include the time lags between the date the product is sold to the wholesaler and the dates the wholesaler sells the product to the end-user customer and the related reporting of that final sale enabling New Abraxis to process the chargeback. New Abraxis’ chargeback provision is also potentially impacted by a number of market conditions including: competitive pricing, competitive products and changes impacting demand in both the distribution channel and healthcare provider.

New Abraxis’ methodology used to estimate and provide for chargebacks was modified at the period ended Q3 2006, to incorporate IMS reported sell through information related to channel activity resulting in a released provision of $2.1 million. Due to information constraints in the distribution channel, it has not been practical, and has not been necessary, for New Abraxis to capture and quantify the impact of current versus prior year activity on the chargeback provision. Information constraints within the distribution channel primarily relate to New Abraxis’ inability to track product through the channel on a unit or specific lot basis. In addition, for the most part, New Abraxis does not receive information from its customers with respect to what level of their sales are subject to chargeback. The lack of information on a specific lot basis precludes New Abraxis from tracking actual chargeback activity to the period of its initial sale. As a result, New Abraxis relies on internal data, external IMS data and management estimates in order to estimate the amount of inventory in the channel subject to future chargeback. The amount of inventory in the channel is comprised of physical inventory at the distributor and that the distributor has yet to report as end user sales. Physical inventory in the channel is determined by the difference between New Abraxis’ sales less end user sales as reported by IMS. As IMS data is reported approximately one month after end user sales, the last month of end user sales is determined by a mathematical trend incorporating IMS data for prior months. New Abraxis estimates yet to be reported end user sales based on a historical average number of days to process charge back activities from the date of the end user sale. New Abraxis also review current year chargeback activity to determine whether material changes in the provision relate to prior period sales, such changes have not been material to the statement of operations. As a proprietary product, Abraxane® does not require significant chargeback reserves. A one percent decrease in New Abraxis’ estimated end-user contract-selling prices would reduce net revenue for the twelve months ended December 31, 2006 by $0.2 million and a one percent increase in wholesale units pending chargeback for the twelve months ended December 31, 2006 would reduce net revenue by less than $0.1 million.

The provision for chargebacks is presented in New Abraxis’ financial statements as a reduction of sales:

	Year Ended December 31,
	2006	2005	2004
	(in thousands)
Balance at beginning of year	$2,115	$—	$—
Provision for chargebacks	11,579	5,495	—
Credit or checks issued to third parties	(12,203)	(3,380)	—

Balance at end of year	$1,491	$2,115	$—

Contractual Allowances, Returns and Credits and Bad Debts

Contractual allowances, generally rebates or administrative fees, are offered to certain wholesale customers, GPOs and end-user customers, consistent with pharmaceutical industry practices. Settlement of rebates and fees may generally occur from one to 15 months from date of sale. New Abraxis provides a general provision for contractual allowances at the time of sale based on the historical relationship between sales and such allowances. Upon receipt of chargeback, due to the availability of product and customer specific information on these programs, New Abraxis establishes a specific provision for fees or rebates based on the specific terms of each agreement. A one percent increase in the estimated rate of contractual allowances to revenue for the twelve months ended December 31, 2006 would reduce net revenue by $0.2 million. Contractual allowances are reflected in the financial statements as a reduction of net revenue and as a current accrued liability. The accrual for customer credits and product returns is presented in the financial statements as a reduction of net revenue and accounts receivable. New Abraxis’ provision for contractual allowances during each of the three years ended was as follows:

	Year Ended December 31,
	2006	2005	2004
	(in thousands)
Balance at beginning of year	$5,439	$—	$—
Provision for contractual allowances and customer rebates	7,537	11,432	—
Credit issued to third parties	(9,680)	(5,993)	—

Balance at end of year	$3,296	$5,439	$—

Consistent with industry practice, New Abraxis’ return policy permits its customers to return product within a window of time before and after the expiration of product dating. New Abraxis provides for product returns and other customer credits at the time of sale by applying historical experience factors, generally based on our historic data on credits issued by credit category or product, relative to related sales and New Abraxis provides specifically for known outstanding returns and credits. At December 31, 2006, a one percent increase in the estimated reserve requirements for customer credits and product returns would have decreased 2006 net revenue by $0.2 million. New Abraxis’ provision for customer credits and product returns during each of the three years ended was as follows:

	Year Ended December 31,
	2006	2005	2004
	(in thousands)
Balance at beginning of year	$657	$—	$—
Provision for customer credits and product returns	(128)	689	—
Credit issued to third parties	(64)	(32)	—

Balance at end of year	$465	$657	$—

New Abraxis establishes a reserve for bad debts based on general and identified customer credit exposure. New Abraxis’ actual loss due to bad debts in each of the period in the three-year period ending December 31, 2006 was less than $0.1 million.

Shipping and Handling Fees and Costs

Shipping and handling fees billed to customers are recognized in net sales. Shipping and handling costs are included in cost of sales.

Income Taxes

New Abraxis was not a taxable entity for the periods presented; however, income taxes are provided in the accompanying combined financial statements as if New Abraxis was filing a separate return. Abraxis Bioscience will indemnify New Abraxis for all tax liabilities to the extent they relate to the hospital-based generic injectable products business arising prior to the distribution date.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the combined financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as net operating loss and capital loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in the combined financial statements in the period that includes the legislative enactment date.

Research and Development Costs

Research and development costs are expensed as incurred or consumed and consist of pre-production manufacturing scale-up and related salaries and other personnel-related expenses, depreciation, facilities, raw material and production costs and professional services.

Equity-Based Compensation

Certain of Abraxis BioScience’s employees who will be employees of New Abraxis following the separation hold equity compensation awards. Stock-based compensation expense for New Abraxis is allocated based on the Abraxis BioScience consolidated expense for these employees. Such expense is accounted for in accordance with FAS 123(R), which requires the recognition of compensation cost for all share-based payments (including employee stock options) at fair value. FAS 123(R) was adopted on January 1, 2006 using a modified version of the retrospective application. As a result, the fair value of stock-based employee compensation was recorded as an expense in the current year. In addition, prior year results were restated as if the fair value method had been used during previous periods. New Abraxis uses the straight-line attribution method to recognize share-based compensation expense over the vesting period of the award. Options currently granted generally expire ten years from the grant date and vest ratably over a four-year period, while awards under the RSU Plan II generally vest with respect to one half of the units on the second anniversary of the 2006 Merger and with respect to the remaining one half of the units on the fourth anniversary of the 2006 Merger.

Stock-based compensation recognized uses the Black-Scholes option pricing model to estimate the fair value of options granted under equity incentive plans and rights to acquire stock granted under a stock participation plan. Additionally, expense related to the RSU plans is based on the lower of the market price or $28.27 and is expensed on a straight-line basis over the applicable vesting period. Pre-tax stock-based employee compensation costs for the year ended December 31, 2006, is $26.2 million, including $19.1 million relating to the RSU plans. Pre-tax stock-based employee compensation costs for the years ended December 31, 2005 and 2004 were $6.3 million and $3.2 million, respectively. Refer to “Note 11, Stock Compensation” for a more detailed discussion.

Fair Value of Financial Instruments

New Abraxis’ financial instruments consist mainly of cash and cash equivalents, accounts receivable, accounts payable and borrowings outstanding under its credit facility. Cash equivalents include investments with maturities of three months or less at the time of acquisition. At December 31, 2006 and 2005, the carrying amounts of all non-debt financial instruments comprising current assets and current liabilities approximate fair value due to the short-term nature of these financial instruments. The interest rates on borrowings under the bank credit facility are revised periodically to reflect market rate fluctuations; as such, the carrying amount of the bank credit facility also approximates fair value.

New Abraxis does not use derivatives or other foreign currency or interest rate hedging instruments.

Recent Accounting Pronouncements

In June 2007, the FASB ratified the consensus reached by the EITF on EITF Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (or “EITF 07-3”). EITF 07-3 states that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the related services performed. If an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. EITF 07-3 is effective for fiscal years beginning after December 15, 2007 and earlier application is not permitted. New Abraxis often enters into agreements for research and development goods and service. As such, New Abraxis is evaluating the impact that the adoption of EITF 07-3 will have on its combined financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for our Company January 1, 2008. New Abraxis is evaluating the impact that the adoption of SFAS No. 159 will have on its combined financial statements.

In September 2006, the FASB issued SFAS No. 157 which redefines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. SFAS No. 157 applies where other accounting pronouncements require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The effects of adoption will be determined by the types of instruments carried at fair value in New Abraxis’ financial statements at the time of adoption as well as the methods utilized to determine their fair values prior to adoption. Based on New Abraxis’ current use of fair value measurements, SFAS No. 157 is not expected to have a material effect on its results of operations or financial position

In June 2006, the FASB ratified the consensus reached by the EITF on EITF Issue No. 06-2, “Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43, Accounting for Compensated Absences” (or “EITF 06-2”). EITF 06-2 states that if all the conditions of paragraph 6 of FASB 43 are met, compensation costs for sabbatical and other similar benefit arrangements should be accrued over the requisite service period. Paragraph 6 of FASB 43 states that a liability should be accrued for employees’ future absences if the following are met: (a) the employer’s obligation is attributable to employees’ services already rendered; (b) the obligation relates to rights that vest or accumulate; (c) payment of the compensation is probable; and (d) the amount can be reasonably estimated. EITF 06-2 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement did not have a material impact on its combined results of operations and financial condition.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement did not have a material impact on its combined results of operations and financial condition.

3. Merger, Goodwill and Intangibles

2006 Merger

On April 18, 2006, American Pharmaceutical Partners, Inc. or APP, completed a merger with American BioScience, Inc., or ABI, APP’s former parent, pursuant to the terms of the Agreement and Plan of Merger dated November 27, 2005, which we refer to as the “2006 Merger.” APP’s certificate of incorporation was amended to change its name to Abraxis BioScience, Inc.

For accounting purposes, the 2006 Merger was treated as a downstream merger with ABI viewed as the surviving entity, although APP was the surviving entity for legal purposes. As such, effective as of the merger date, the 2006 Merger was accounted for as an implied acquisition of APP’s minority interests using the purchase method of accounting. Therefore, the historical book value of the minority interests was stepped up to its estimated fair values and the historical shareholders’ equity of the accounting acquirer, ABI, has been retroactively restated for the equivalent number of shares received in the 2006 Merger.

At the April 18, 2006 acquisition date, the minority shareholders owned 34.17% of APP’s total outstanding common shares. Based on a $39.14 price for APP’s common stock, representing the weighted average price of its common stock for the period three trading days prior to and three trading days subsequent to the 2006 Merger announcement date, the fair value of the minority interests as of April 18, 2006 totaled approximately $974.8 million. This amount represented the estimated fair market value assigned to the shares owned by minority interests and is referred to as the purchase price attributed to minority interests. The purchase price attributed to minority interests was allocated to the minority interests’ pro-rata share of APP’s tangible and identifiable intangible assets and liabilities based on their estimated fair values at the acquisition date. The excess of the purchase price attributed to minority interests over the minority interests’ pro-rata share of the fair values of APP’s assets and liabilities was reflected as goodwill. Of the $974.8 million, $492.1 related to New Abraxis and therefore New Abraxis’ tangible and intangible assets were stepped up $492.1 million, including $241.4 million of goodwill and deferred tax liabilities of $103.7 million.

In-process Research and Development

Approximately $83.4 million of the step up was allocated to in-process research and development and represents the minority interests’ share of the estimated fair value of New Abraxis’ in-process research and development assets for projects that, as of the acquisition date, had not yet reached technological or regulatory feasibility and had no alternative future uses in their current states. All of the $83.4 million assigned to in-process research and development projects were for unapproved indications of Abraxane® in Phase I or Phase II clinical trials, including for metastatic breast cancer and non-small cell lung cancer. All of the $83.4 million of in-process research and development was expensed in connection with the 2006 Merger. The estimated fair values of these projects as of the acquisition date were determined based on a discounted cash flow model prepared by an independent third-party, KPMG LLP. The estimated cash flows for each project were probability adjusted to take into account the risks associated with the successful commercialization of the projects. The estimated after-tax cash flows were then discounted using discount rates of approximately 20%. New Abraxis continues to pursue an aggressive and comprehensive clinical development plan to maximize the commercial potential and clinical knowledge of Abraxane®. However, successful product development is highly uncertain. For example, product candidates that appear promising in the early phases of development may fail to be commercialized for a number of reasons, including: the product candidate did not demonstrate acceptable clinical trial results even though it demonstrated positive pre-clinical trial results; the necessary regulatory bodies, such as the FDA, did not approve a product candidate for an intended use; or the product candidate is not cost effective in light of existing therapeutics. Any delay in the introduction of new products could adversely impact our revenue growth and the amount and timing of sales to recoup the investments we made in developing such products, which could adversely affect future results of operations.

Identified Intangible Assets

Goodwill, intangible assets and other assets and liabilities with increased carrying values because of the 2006 Merger are included in New Abraxis’ balance sheet. As of December 31, 2006, New Abraxis’ goodwill had a carrying value of $241.4 million resulting from the 2006 Merger and the carrying value has not changed since that date. Goodwill is not deductible for income tax purposes.

Substantially all of New Abraxis’ intangible assets, other than goodwill, are subject to amortization. Amortization expense on intangible assets was $27.3 million, $0.1 million and $0.1 million for the years ended December 31, 2006, 2005 and 2004, respectively. At December 31, 2006, the weighted average expected lives of intangibles was approximately six years.

The following table reflects the components of intangible assets, which have finite lives:

	Weighted Average Expected Life	December 31, 2006			December 31, 2005
		Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
		(in thousands)
Core technology	6 yrs	$220,202	$22,282	$197,920	$—	$—	$—
Customer relationships	6 yrs	23,588	2,387	21,201	—	—	—
Tradename	6 yrs	26,478	2,679	23,799	—	—	—
Other	4 yrs	1,554	1,091	463	1,273	933	340

Total		$271,822	$28,439	$243,383	$1,273	$933	$340

Estimated amortization expense for identifiable intangible assets, other than goodwill, for each of the five succeeding years is $38.6 million.

4. Acquisition of Assets

Abraxane® Co-Promotion

On April 26, 2006, New Abraxis entered into a Co-Promotion and Strategic Marketing Services Agreement with AstraZeneca UK Limited, a wholly owned subsidiary of AstraZeneca PLC. Under the agreement:

•	Abraxis Oncology, one of New Abraxis’ divisions, and AstraZeneca agreed to co-promote Abraxane® in the United States beginning on July 1, 2006 for a term of five and one-half years;

•

AstraZeneca paid to New Abraxis a $200 million up-front signing fee in May 2006, which is being recognized as deferred revenue over the five and a half year term of the agreement beginning July 1, 2006;

•

The parties are sharing in certain of the costs associated with advertising and promoting Abraxane® in the U.S. and the cost of certain clinical trials that are part of the product’s overall clinical development program. Any reimbursement from AstraZeneca relating to the cost sharing will be recorded as a reduction of operating expenses;

•	New Abraxis will supply Abraxane® during the five and one half year term;

•

New Abraxis will pay AstraZeneca a 22% commission on U.S. net sales of Abraxane® during the term of the agreement, with a trailing commission of ten percent for the first year and five percent for the second year following the end of the five and a half year term. The related commission expense is recorded as a component of selling, general and administrative expenses. Payments commenced in November 2006; and

•	New Abraxis will be entitled to receive certain milestone payments from AstraZeneca in the event of FDA approvals for new indications for Abraxane® are obtained within specific timelines.

Also, under the terms of this agreement, New Abraxis granted AstraZeneca a right of first offer to license or co-promote Abraxane® outside the U.S., other than in certain countries, should New Abraxis seek to license or co-promote Abraxane® outside of the U.S. and a right of first offer to license or co-promote nab™-docetaxel in the U.S. and certain other countries should New Abraxis seek to license or co-promote nab™-docetaxel in those countries.

5. Related Party Transactions

Historically, amounts due to officers and stockholders primarily consisted of compensation expense that had been recognized, but not yet paid by New Abraxis. All amounts due at December 31, 2005 were paid during the first quarter of 2006. No interest was accrued, imputed or owed relating to the compensation amounts due.

Total non-current receivables from related parties totaled $0.1 million and $0.6 million at December 31, 2006 and December 31, 2005, respectively. The non-current receivables from related parties consisted of a note receivable from a former employee bearing interest at 3.44% per annum at December 31, 2006. At December 31, 2005, non-current receivables from related parties consisted of accounts and notes receivable from employees and officers that were due over periods ranging from one to 10 years, bearing interest at rates ranging from 5.12% to 5.75% per annum.

For each of the periods presented, New Abraxis’ product development and general and administrative functions were fully integrated with Abraxis BioScience, including product development, accounting, treasury, payroll, internal audit, information technology, corporate income tax, legal services and investor relations. In addition, Abraxis BioScience provided manufacturing services to New Abraxis at cost. After the separation, certain of these arrangements will continue on a temporary basis for a period generally not to exceed 24 months, or four or five years in the case of manufacturing-related activities and lease arrangements. The accompanying financial statements reflect the application of certain estimates and allocations and management believes the methods used to allocate these operating expenses are reasonable. The allocation methods include relative head count, sales, square footage and management knowledge. These allocated operating expenses totaled of $25.8 million, $13.2 million and $7.5 million for the years ended December 31, 2006, 2005 and 2004, respectively. The financial information in these combined financial statements does not include all the expenses that would have been incurred had New Abraxis been a separate, stand-alone entity. As such, the financial information herein does not reflect the combined financial position, results of operations and cash flows of New Abraxis in the future or what they would have been, had New Abraxis been a separate, stand-alone entity during the periods presented.

6. Accrued Liabilities

Accrued liabilities consist of the following at:

	December 31,
	2006	2005
	(in thousands)
Sales and marketing	$9,983	$8,783
Payroll and employee benefits	6,733	2,393
Legal and insurance	1,035	1,066
RSU—short term	9,670	—
Other	1,469	4,516

	$28,890	$16,758

7. Long-Term Debt and Credit Facilities

Credit Facility

In June 2005, ABI entered into a two-year, $200.0 million credit facility secured by certain of ABI’s assets. On March 6, 2006, ABI amended its $200.0 million credit facility to increase the allowed borrowings to $215.0 million. At December 31, 2005, $190.0 million was outstanding under the facility. On April 18, 2006, $214.0 million was outstanding under the facility, which was paid off in connection with the closing of the 2006 Merger. No amounts were outstanding under the facility at December 31, 2006. New Abraxis incurred $0.5 million in fees in connection with the facility, which were being amortized over the facility’s two-year term and the $0.3 million of unamortized debt acquisition costs were written off in conjunction with the closing of the 2006 Merger in the second quarter of 2006. In connection with the closing of the 2006 Merger, the prior credit facility was replaced with an Abraxis BioScience three-year, $450 million, unsecured credit facility.

Chicago BioScience Mortgage

In connection with the acquisition of a development and manufacturing facility in July 2004 by Chicago BioScience, LLC, New Abraxis’ wholly-owned subsidiary, New Abraxis obtained a $4.0 million mortgage due July 2005, which was secured by substantially all of the assets in the manufacturing facility and 65,000 shares of APP’s common stock held by New Abraxis. New Abraxis repaid this mortgage in full in June 2005.

8. Leases and Commitments

New Abraxis has entered into various operating lease agreements for warehouses, office space, automobiles, communications, information technology equipment and software and office equipment. Rental expense amounted to $3.3 million, $1.2 million and $0.9 million for the years ended December 31, 2006, 2005 and 2004, respectively.

As of December 31, 2006, future annual minimum lease payments related to non-cancelable operating leases were as follows:

Year	Amount
(in thousands)
2007	$1,981
2008	2,256
2009	2,053
2010	2,759
2011	2,358
Thereafter	2,882

$14,289

Purchase Obligations

As of December 31, 2006, New Abraxis purchased all of its paclitaxel supply from one supplier. New Abraxis believes its supply risk with respect to this supplier is minimal given that the supplier is well-regarded within the industry and New Abraxis has not historically experienced supply shortages with this supplier. Additionally, New Abraxis maintains an adequate safety stock supply of paclitaxel to mitigate any supply disruption. As of December 31, 2006, New Abraxis’ inventory included $17.7 million of paclitaxel (whole plant). As of December 31, 2006, New Abraxis had a commitment agreement to purchase $3.1 million of paclitaxel in 2007.

Clinical Trial and Other Commitments

New Abraxis has entered into various clinical trial agreements with third parties for the management, planning and execution of clinical trials. These agreements generally include milestone payments based on the number of patient enrolled in the clinical study. If all milestones in these agreements were achieved, related milestone commitments to be paid by New Abraxis in 2007 through 2011 would approximate $5.4 million. Based on New Abraxis’ current estimates of patient enrollment, approximately $3.4 million would be payable in 2007, approximately $1.2 million would be payable in 2008, approximately $0.5 million would be payable in 2009 and less than $0.2 million would be payable in each of 2010 and 2011.

New Abraxis owns a library of natural drug discovery soil samples and related strains acquired from around the world, which is intended for use in the discovery of new chemical entities. New Abraxis is committed to paying up to $4.2 million upon the achievement of certain milestones related to these libraries.

9. Employee Benefit Plan

Certain New Abraxis employees participate in the Abraxis BioScience, Inc. sponsored 401(k) defined-contribution plan, or Abraxis 401(k) plan, covering substantially all eligible employees . Former ABI employees began participating in the Abraxis 401(k) plan as of January 1, 2007. Prior to their participation in the New Abraxis 401(k) plan, ABI employees participated in the American BioScience, Inc., 401(k) defined- contribution plan, or ABI plan. Employer contributions to the ABI plan were equal to 50% of a covered employee’s eligible contribution up to six percent of a participant’s compensation. Employee contributions to the Abraxis 401(k) plan are voluntary. In January 2005, an enhanced 401(k) defined-contribution plan was adopted and requires an employer qualified non-elective contribution in an amount equal to three percent of all eligible employee’s compensation, regardless of participation in the plan, with such employer contributions vesting immediately. Participants’ contributions are limited to their annual tax deferred contribution limit as allowed by the Internal Revenue Service. New Abraxis’ total matching contributions to the Abraxis 401(k) plan were $0.9 million, $0.8 million and $0.4 million for the years ended December 31, 2006, 2005 and 2004, respectively. Abraxis BioScience, including New Abraxis, may contribute additional amounts to the Abraxis 401(k) Plan at its discretion although, it has never made a discretionary contribution to the Abraxis 401(k) Plan.

10. Net Investment in New Abraxis

The financial statements of New Abraxis represent a combination of various units of Abraxis BioScience, Inc. Because a direct ownership relationship did not exist among all the various units comprising New Abraxis, Abraxis BioScience, Inc.’s investment in New Abraxis is shown in lieu of stockholder’s equity in the combined financial statements. Following is a rollforward of net investment in New Abraxis for the years ended December 31, 2006, 2005 and 2004:

	Abraxis BioScience Investment in New Abraxis	Accumulated Other Comprehensive Income	Net Investment in New Abraxis
		(in thousands)
Balance, January 1, 2004	$14,793	$—	$14,793
Net loss	(76,301)	—	(76,301)
Net transactions with Abraxis BioScience	109,118	—	109,118
Foreign currency translation adjustment	—	(681)	(681)
Unrealized gain (loss)	—	563	563

Balance, December 31, 2004	47,610	(118)	47,492

Net loss	(12,662)	—	(12,662)
Net transactions with Abraxis BioScience	(101,544)	—	(101,544)
Foreign currency translation adjustment		4	4
Unrealized gain		1,066	1,066

Balance, December 31, 2005	(66,596)	952	(65,644)

Net loss	(124,551)	—	(124,551)
Effect of 2006 Merger	492,134	—	492,134
Net transactions with Abraxis BioScience	157,178	—	157,178
Foreign currency translation adjustment	—	993	993
Unrealized loss	—	(1,089)	(1,089)

Balance, December 31, 2006	$458,165	$856	$459,021

In connection with the 2006 Merger, the historical book value of New Abraxis assets and liabilities was stepped up to estimated fair values. This step up is included in the roll-forward of net investment in New Abraxis under the caption “Effect of 2006 Merger.”

Net transactions with Abraxis BioScience include intercompany transactions with Abraxis BioScience. These intercompany transactions represent the cash distributions or contributions related to the operating, financing and equity transactions between Abraxis BioScience and New Abraxis.

11. Stock Compensation

New Abraxis intends to adopt, subject to the approval of its sole stockholder, the 2007 Stock Incentive Plan. The 2007 Stock Incentive Plan will provide for the grant of (a) incentive stock options to its employees, including officers and employee directors, (b) non-qualified stock options to its employees, directors and consultants, and (c) other types of awards. The 2007 Stock Incentive Plan will be administered by New Abraxis’ board of directors or a committee designated by the board of directors.

In connection with the separation and distribution, New Abraxis intends to assume the American BioScience Restricted Stock Unit Plan I and American BioScience Restricted Stock Unit Plan II. New Abraxis also intends to assume the restricted units previously granted under these plans.

For the periods presented in the financial statements, New Abraxis employees hold stock compensation awards in the following plans sponsored by Abraxis BioScience:

1997 Stock Option Plan

Under the 1997 Stock Option Plan, or the 1997 Plan, options to purchase shares of Abraxis BioScience’s common stock were granted to certain employees and the directors with an exercise price equal to the estimated fair market value of Abraxis Bioscience’s common stock on the date of grant. The 1997 Plan stock options vested upon completion of Abraxis BioScience’s initial public offering in December 2001.

2001 Stock Incentive Plan

The 2001 Stock Incentive Plan, or the 2001 Plan, provides for the grant of incentive stock options and restricted stock to employees, including officers and employee directors, non-qualified stock options to employees, directors and consultants and other types of awards.

The compensation committee of Abraxis BioScience’s Board of Directors administers the 2001 Plan and has the authority to determine the terms and conditions of awards, including the types of awards, the number of shares subject to each award, the vesting schedule of the awards and the selection of the grantees. The exercise price of all options granted under the 2001 Plan will be determined by the compensation committee of Abraxis BioScience’s Board of Directors, but in no event will this price be less than the fair market value of Abraxis BioScience’s common stock on the date of grant.

2001 Non-Employee Director Stock Option Program

The 2001 Non-Employee Director Stock Option Program, or the 2001 Program, was adopted as part, and is subject to the terms and conditions, of the 2001 Plan. The 2001 Program establishes a program for the automatic grant of awards to non-employee directors at the time that they initially join the board and at each annual meeting of the stockholders at which they are elected.

Restricted Stock

Abraxis BioScience has two restricted stock unit plans that New Abraxis employees participate in, RSU Plan I and RSU Plan II (the “Plans”). A total of 3,537,319 shares of Abraxis BioScience common stock are issuable under the Plans. Under the terms of the RSU Plan I, the units granted under this plan vested upon the completion of the 2006 Merger. The shares of common stock issuable upon the vesting of these units reduced the number of shares otherwise issuable to the shareholders of ABI at the effective time of the 2006 Merger under the terms of the 2006 Merger agreement. Under the terms of RSU Plan II, in general one-half of the units granted thereunder will vest on the second anniversary of the 2006 Merger and the remaining one-half of the units will vest on the fourth anniversary of the 2006 Merger. On each vesting date, the value of the restricted stock unit award will convert into the right to receive a number of shares of Abraxis BioScience’s common stock equal to the value of the award divided by the average trading price of Abraxis BioScience’s common stock over the three trading days prior to vesting. In the event that the average trading price of Abraxis BioScience’s common stock for such period is less than $28.27, then the value of the award will be determined by multiplying the average trading price of our common stock over the three trading days prior to vesting by the number of vested units. In the event that the average trading price of our common stock for such period is greater than $28.27, then the value of the award will be computed by multiplying $28.27 by the number of vested units. Abraxis BioScience may elect to pay to the holder the cash value of its common stock that vests on each vesting date in lieu of delivery of Abraxis BioScience common stock. Awards relating to the Plans with a value of $19.1 million were expensed during the year ended December 31, 2006. Awards relating to the Plans are accounted for under the liability method per FAS123(R). As of December 31, 2006, New Abraxis had recorded a current liability of $9.7 million and a long-term liability of $5.9 million for awards relating to the Plans.

The Plans, and the awards thereunder granted to New Abraxis employees, will be assumed by New Abraxis in connection with the separation. After the separation, the restricted stock units will entitle the holders thereof to acquire New Abraxis common stock and will be adjusted pursuant to the employee matters agreement using a formula intended to preserve the pre-distribution economic value of the restricted stock units. The New Abraxis restricted stock units will otherwise have the same terms and conditions as the Abraxis BioScience restricted stock units.

On April 18, 2006, Abraxis BioScience entered into an agreement with RSU Plan LLC, or the RSU LLC, an entity that was beneficially owned and controlled by the ABI shareholders existing prior to the 2006 Merger, including entities controlled by Dr. Soon-Shiong. RSU LLC owns a sufficient number of shares of Abraxis BioScience common stock to satisfy Abraxis BioScience’s obligations under the RSU Plan II. Under the terms of this agreement, RSU LLC has agreed that prior to the date on which restricted stock units issued pursuant to the RSU Plan II become vested, RSU LLC will deliver, or cause to be delivered, to Abraxis BioScience the number of shares of Abraxis BioScience’s common stock, or cash, or a combination thereof, in an amount sufficient to satisfy the obligations to participants under the RSU Plan II of the vested restricted units. Abraxis BioScience is required to satisfy its obligations under the RSU Plan II by paying to the participants in the RSU Plan II cash and/or shares of Abraxis BioScience common stock in the same proportion as was delivered to Abraxis BioScience by the RSU LLC. The intention of this agreement is to have RSU LLC satisfy Abraxis BioScience’s obligations under RSU Plan II so that there would not be any further dilution to Abraxis BioScience’s stockholders as a result of its assumption of the RSU Plan II.

Employee Stock Purchase Plan

Certain New Abraxis employees participated in the Abraxis BioScience’s 2001 Employee Stock Purchase Plan, or the ESPP. Eligible employees may contribute up to 10% of their base earnings toward the semi-annual purchase and issuance of Abraxis BioScience common stock. The employees’ purchase price is the lesser of 85% of the fair market value of the stock on the first business day of the offer period or 85% of the fair market value of the stock on the last business day of the semi-annual purchase period. Employees can purchase no more than 625 shares of Abraxis BioScience common stock within any given purchase period. The Compensation Committee of Abraxis BioScience indefinitely suspended the ESPP from and after the purchase period that ended on July 31, 2007.

Stock-based compensation is accounted for in accordance with FAS 123(R) and requires the recognition of compensation cost for all share-based payments, including employee stock options, at fair value. As a result, the fair value of stock-based employee compensation has been recorded as an expense in the current year and prior year results have been stated as if the fair value method was used during the previous periods. The straight-line attribution method was used to recognize share-based compensation expense over the vesting period of the award. Options currently granted generally expire ten years from the grant date and vest ratably over a four-year period, while grants under the RSU Plan II generally vest with respect to one half of the units on the second anniversary of the 2006 Merger and with respect to the remaining one half of the units on the fourth anniversary of the 2006 Merger.

As of December 31, 2006, New Abraxis had $12.7 million of total unrecognized compensation expense related to stock options granted under the equity incentive plans which is expected to be recognized over a weighted average period of 1.3 years. Additionally, as of December 31, 2006, there was $25.7 million of total unrecognized compensation expense related to the RSU Plans expected to be recognized over a weighted average period of 2.07 years.

The fair values of options granted during the years ended December 31, 2006, 2005 and 2004 were determined using the Black-Scholes option pricing model, which incorporates various assumptions. The risk-free rate of interest for the average contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield is zero as Abraxis BioScience does not anticipate paying any dividends. The expected term of awards granted is based upon the historical exercise patterns of the participants in Abraxis BioSciences’ plans and expected volatility is based on the historical volatility of Abraxis BioSciences’ stock over the expected term of the award. The weighted average estimated values of employee stock option grants and rights granted under Abraxis BioSciences’ employee stock purchase plan as well as the weighted average assumptions that were used in calculating such values during the last three years were based on estimates at the date of grant as follows:

	Year Ended December 31,
	2006	2005	2004
	(dollars in thousands, except per share data)
Stock options
Risk-free rate	3.9%	3.9%	3.4%
Dividend yield	—	—	—
Expected life in years	5	5	5
Volatility	59%	46%	69%
Fair value of options granted	$11,728	$6,767	$9,783
Weighted average grant date fair value of options granted	$12.71	$20.75	$22.68

Employee stock purchase plan:
Risk-free rate	2.8%	2.2%	1.9%
Dividend yield	—	—	—
Expected life in years	1.2	1.2	1.4
Volatility	48%	46%	69%

New Abraxis stock options outstanding that have vested and are expected to vest as of December 31, 2006 were as follows:

	Number of Shares	Weighted Average Exercise Price	Remaining Average Remaining Contractual Term	Aggregate Intrinsic Value (1)
Vested	858,746	15.91	5.24	$9,813,056
Expected to vest	1,170,883	30.99	9.03	$—

Additional information with respect to New Abraxis’ share of Abraxis BioScience stock option activity is as follows:

	Options Outstanding		Exercisable Options
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Outstanding at January 1, 2004	1,429,548	$8.92	716,590	$3.75
Granted	428,100	38.18
Exercised	(77,865)	4.57
Forfeited	(59,000)	34.94

Outstanding at December 31, 2004	1,720,783	15.50	969,338	$5.50

Granted	327,100	45.57
Exercised	(505,084)	7.82
Forfeited	(145,677)	28.69

Outstanding at December 31, 2005	1,397,122	23.94	738,782	$10.44

Granted	922,850	27.77
Exercised	(60,566)	14.72
Forfeited	(229,777)	36.23

Outstanding at December 31, 2006	2,029,629	24.60	858,746	$15.91

The following table summarizes information about Abraxis BioSciences’ stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable
Exercise Price Ranges	Number of Shares	Weighted Avg Remaining Contract Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 0.00 – $ 5.60	464,700	3.7	$3.33	464,700	$3.33
$ 5.61 – $11.20	48,638	5.0	$7.95	48,638	$7.95
$11.21 – $16.81	60,965	6.1	$13.26	56,277	$13.18
$16.82 – $22.41	144,750	9.5	$20.07	3,000	$20.07
$22.42 – $28.01	225,938	9.0	$26.00	35,925	$25.76
$28.02 – $33.61	670,588	9.1	$30.10	58,999	$30.39
$33.62 – $39.21	44,025	7.6	$35.34	26,800	$35.24
$39.22 – $44.82	93,750	8.0	$41.40	62,810	$41.09
$44.83 – $50.42	266,112	7.8	$46.07	99,597	$46.01
$50.43 – $56.02	10,163	8.2	$51.92	2,000	$52.21

	2,029,629	7.4	$24.60	858,746	$15.91

12. Income Taxes

Deferred tax assets and liabilities consisted of the following:

	December 31,
	2006	2005
	(in thousands)
Deferred tax assets:
Inventory	$681	$248
Deferred revenue	79,341	7,143
Amortization	5,874	6,559
Stock based compensation	2,162	484
Net operating loss and credit carryforwards	—	37,478
Other accruals and reserves	—	362

Total deferred tax assets	88,058	52,274
Deferred tax liabilities:
Intangible amortization	(91,232)	—
Depreciation	(289)	(1,105)
Other accruals and reserves	(4,321)	—

Total deferred tax liabilities	(95,842)	(1,105)
Valuation allowance	—	(51,169)

Net deferred tax (liabilities) assets	$(7,784)	$—

At December 31, 2005, New Abraxis maintained a $51.2 million valuation allowance against its net deferred tax assets, as it was more likely than not that it would not be realized. The deferred tax assets for which the valuation allowance was established included certain federal and state net operating loss carry-forwards, research and experimentation credit carry-forwards and excess tax bases in certain assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Both positive and negative evidence are considered in forming New Abraxis’ judgment as to whether a valuation allowance is appropriate, and more weight is given to evidence that can be objectively verified. Valuation allowances are reassessed whenever there are changes in circumstances that may cause a change in judgment. In 2006, in connection with the 2006 Merger, the value of certain tangible and intangible assets was stepped up and will be amortized for approximately six years. Such assets are not amortizable for tax purposes, which resulted in the creation of deferred tax liabilities and future taxable income. This positive evidence caused New Abraxis to change its judgment on its ability to utilize the deferred tax assets and management now believes it is more likely than not the deferred tax assets will be utilized and therefore eliminated all of the valuation allowance. The elimination of the valuation allowance did not impact New Abraxis’ statements of operations.

The provisions for income tax consist of the following:

	December 31,
	2006	2005	2004
	(in thousands)
Current:
Federal	$15,847	$478	$—
State	2,675	—	—

Total current	18,522	478	—
Deferred:
Federal	(38,060)	(4,441)	(24,475)
State	(6,426)	(396)	(3,879)
Valuation allowance	—	4,837	28,354

Total deferred	(44,486)	—	—

Total provision (benefit) for income taxes	$(25,964)	$478	$—

A reconciliation of the federal statutory rate to New Abraxis’ effective tax rate is as follows:

	December 31,
	2006	2005	2004
	(dollars in thousands)
Statutory	35.0%	34.0%	34.0%
State income taxes	3.6	3.2	3.4
In-process research and development	(21.5)	—	—
Research and development credits	1.3	4.0	1.0
Other	(1.4)	(1.3)	(0.4)
Stock based compensation	0.3	—	—
Merger costs	—	(4.0)	—
Valuation allowance	—	(39.7)	(38.0)

Effective tax rate	17.3%	(3.8)%	—%

13. Regulatory Matters

New Abraxis is subject to regulatory oversight by the United States Food and Drug Administration and other regulatory authorities with respect to the development, manufacturing and marketing of its product. Failure to comply with regulatory requirements can have a significant effect on New Abraxis’ business and operations. Management has designed and operates a system of controls to attempt to ensure compliance with regulatory requirements.

In late December 2006, New Abraxis received a warning letter from the FDA regarding its Melrose Park facility following a periodic review of the facility earlier in the year. The focus of the letter was the agency’s belief that New Abraxis needed to accelerate the implementation of certain improvements it presented, as well as make some of the improvements more robust. Prior to the receipt of the warning letter, New Abraxis had adopted a four-year modernization plan for the Melrose Park facility with estimated minimum capital expenditures of approximately $12 million. New Abraxis believes the capital improvements contemplated by the modernization plan address the agency’s concerns. The FDA recently concluded its re-inspection of the facility, and New Abraxis is awaiting feedback from the FDA. The anticipated time and money needed to correct any deficiencies, if at all, will depend upon the feedback New Abraxis receives from the FDA. Notwithstanding the fact that New APP LLC will lease the Melrose Park facility from New Abraxis for a term of four or five years following the separation and related transactions, New Abraxis generally will be responsible for the cost of implementing the modernization plan.

New Abraxis is proactively working with the FDA to address the agency’s concerns and to fully resolve any issues promptly. New Abraxis does not believe the FDA letter will adversely affect its business or financial condition.

14. Litigation

In December 2004, a former officer and employee and a former director of American BioScience, the former parent of Abraxis BioScience, filed a demand for arbitration with the American Arbitration Association against Abraxis BioScience (then known as American Pharmaceutical Partners), New Abraxis’ Chief Executive Officer and American BioScience. In the arbitration, this individual asserted that Abraxis BioScience improperly terminated his employment and that the defendants breached various promises allegedly made to him. This individual sought various forms of relief, including monetary damages and equity interests in Abraxis BioScience common stock. The arbitration was held in May 2007, and the parties are currently in settlement discussions pending a final ruling from the arbitration panel. The former ABI shareholders will indemnify New Abraxis for most of any final determination of damages or settlement pursuant to the indemnification provisions of the definitive agreements for the 2006 Merger. New Abraxis will assume any liability of Abraxis BioScience relating to this litigation under the separation and distribution agreement.

In addition, in May 2006, this same former officer filed an action against Abraxis BioScience, American BioScience and certain of Abraxis BioScience’s directors in Cook County, Illinois relating to the 2006 Merger alleging that the defendants breached fiduciary duties to its stockholders by causing Abraxis BioScience to enter into the merger agreement. The complaint sought $12 million in damages. In July 2007, the Court dismissed this action on the grounds of forum non-conveniens. New Abraxis will assume any liability of Abraxis BioScience relating to this litigation under the separation and distribution agreement.

On or about December 7, 2005, several stockholder derivative and class action lawsuits were filed against Abraxis BioScience (then known as American Pharmaceutical Partners), its directors and American BioScience in the Delaware Court of Chancery relating to the 2006 Merger. Abraxis BioScience was a nominal defendant in the stockholder derivative actions. The lawsuits allege that Abraxis BioScience’s directors breached their fiduciary duties to stockholders by causing Abraxis BioScience (then known as American Pharmaceutical Partners) to enter into the merger agreement, which, it is alleged unjustly enriched American BioScience’s stockholders and caused the value of the shares held by Abraxis BioScience’s public stockholders to be significantly diminished. The lawsuits seek, among other things, an unspecified amount of damages and the rescission of the merger. In May 2007, the plaintiffs voluntarily dismissed the derivative and unjust enrichment claims, and the action is proceeding as a putative class action solely against the individual defendants. New Abraxis will assume any liability of Abraxis BioScience relating to this litigation under the separation and distribution agreement.

On July 19, 2006, Élan Pharmaceutical Int’l Ltd. filed a lawsuit against Abraxis BioScience in the U.S. District Court for the District of Delaware alleging that Abraxis BioScience willfully infringed upon two of their patents by asserting that Abraxane® uses technology protected by Élan-owned patents. Élan seeks unspecified damages and an injunction. In August 2006, Abraxis BioScience filed a response to Élan’s complaint contending that it did not infringe on the Élan patents and that the Élan patents are invalid. The trial has been set to begin in June 2008. New Abraxis will assume any liability of Abraxis BioScience relating to this litigation under the separation and distribution agreement.

New Abraxis is from time to time subject to claims and litigation arising in the ordinary course of its business. New Abraxis intends to defend vigorously any such litigation that may arise under all defenses that would be available to it. In the opinion of management, the ultimate outcome of proceedings of which management is aware, even if adverse to New Abraxis, will not have a material adverse effect on New Abraxis’ financial position or results of operations.

New Abraxis records accruals for contingencies to the extent that it concludes their occurrence is probable and the related damages are estimable. As of December 31, 2006, New Abraxis could not reasonably estimate the maximum potential exposure or the range of possible loss in excess of amounts accrued for any of the contingencies, nor was it possible to accurately predict or determine the eventual outcome of these matters. As a result, no amounts were accrued for litigation matters as of December 31, 2006. These assessments involve complex judgments about future events and rely on estimates and assumptions. Although New Abraxis believes it has substantial defenses in these matters, litigation is inherently unpredictable and it could in the future incur judgments or enter into settlements that could have a material adverse effect on its results of operations.

15. Segment Information

New Abraxis operates in one business segment. Therefore, the results of operations are reported on a combined basis for purpose of segment reporting.

16. Subsequent Event

Acquisition of Puerto Rico Manufacturing Facility

In February 2007, Abraxis BioScience, Inc. completed the acquisition of the Pfizer Inc. Cruce Davila manufacturing facility in Barceloneta, Puerto Rico for $32.5 million in cash. This 56-acre site consists of a 172,000 square foot validated manufacturing plant with capabilities of producing EU- and U.S.-compliant injectable pharmaceuticals, as well as protein-based biologics and metered-dosed inhalers. In addition, the acquisition included a state-of-the-art, computer-controlled 90,000 square foot active pharmaceutical ingredients manufacturing plant, and two support facilities with quality assurance and laboratories, totaling 262,000 square feet. New Abraxis was allocated approximately 90,000 square feet of the facility accounting for approximately $7.6 million of the purchase price. Under the terms of the agreement, New Abraxis has leased its portion of the facility back to Pfizer through February 2012.

Cenomed Joint Venture

In April 2007, New Abraxis formed a joint venture with Cenomed, Inc. to create Cenomed BioSciences, LLC. This venture is designed to further the research and development of novel drugs that interact with the central nervous system focused on psychiatric and neurological diseases, including the treatment of schizophrenia, neuroprotection, mild cognitive impairment and memory/attention impairment associated with aging, attention deficit hyperactivity disorder and pain. New Abraxis holds a 70% membership interest in the joint venture. New Abraxis made an initial contribution of $500,000 to the joint venture and will help to fund further development of these drugs. Cenomed BioSciences, LLC consolidated in New Abraxis’ combined financial statements.

Biocon Agreements

In June 2007, New Abraxis entered into an agreement with Biocon Limited under which New Abraxis licensed the right to develop and commercialize a biosimilar version of G-CSF (granulocyte-colony stimulating factor) in North America and the European Union. New Abraxis will pay a $7.5 million licensing fee upon the achievement of certain events and, following regulatory approval in the licensed territories, will pay royalties to Biocon based on a percentage of net sales.

In June 2007, New Abraxis entered into a license agreement with Biocon Limited under which we granted Biocon the right to market and sell Abraxane® in India, Pakistan, Bangladesh, Sri Lanka, United Arab Emirates, Saudi Arabia, Kuwait and certain other South Asian and Persian Gulf countries. New Abraxis will receive payments from Biocon based on the higher of a percentage of net sales or a specified profit split under the license agreement. In July 2007, New Abraxis submitted with India’s Ministry of Health and Family Welfare an application to market Abraxane® for the treatment of breast cancer in India.

Exclusive License of Intellectual Property Portfolio

In May 2007, New Abraxis entered into an agreement with the University of Southern California (USC) under which it was licensed the exclusive worldwide development and commercialization rights for an intellectual property portfolio of diagnostic protein biomarkers for therapy response, therapy toxicity and disease recurrence in colorectal cancers (CRCs). The intellectual property licensed is based on USC research by Associate Professor of Medicine Heinz-Joseph Lenz and colleagues.

Acquisition of Manufacturing Facility in Phoenix, Arizona

In July 2007, New Abraxis acquired Watson Pharmaceuticals, Inc.’s sterile injectable manufacturing facility in Phoenix, Arizona. This fully-equipped facility, comprising approximately 200,000 square feet, includes manufacturing as well as chemistry and microbiology laboratories and has the ability to manufacture lyophilized powders, suspension products, and aqueous and oil solutions. In connection with the acquisition, New Abraxis has agreed to contract manufacture certain injectable products for and on behalf of Watson for a specified period of time.

California NanoSystems Institute

In July 2007, New Abraxis entered into a research collaboration agreement with the California NanoSystems Institute (CNSI) at UCLA under which the parties agreed to collaborate on early research in nanobiotechnology for the advancement of new technologies in medicine. Under the agreement, New Abraxis agreed to contribute $10.0 million over ten years to fund collaborative projects in the new CNSI building at UCLA. The partnership provides CNSI and New Abraxis’ researchers the opportunity to jointly pursue innovative approaches to the diagnosis and treatment of life-threatening diseases, leveraging the complementary resources and skills of both organizations.

New Abraxis, Inc.

(a Component of Abraxis BioScience, Inc.)

Condensed Combined Balance Sheets

	June 30, 2007	December 31, 2006
	(Unaudited)	(Note 1)
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$417	$525
Accounts receivable, less allowance for doubtful accounts of $28 in 2007 and $15 in 2006 and net of chargebacks of $860 in 2007 and $1,491 in 2006	49,758	27,822
Inventories	78,931	80,121
Prepaid expenses and other current assets	6,060	7,142
Income tax receivable	4,252	—
Deferred income taxes	29,611	21,216

Total current assets	169,029	136,826
Property, plant and equipment, net	129,838	116,176
Investment in Drug Source Company, LLC	7,397	5,504
Intangible assets, net of accumulated amortization of $47,796 in 2007 and $28,439 in 2006	224,571	243,383
Goodwill	241,361	241,361
Non-current receivables from related parties	40	39
Other non-current assets	22,748	21,494

Total assets	$794,984	$764,783

Liabilities and Net Investment in New Abraxis
Current liabilities:
Accounts payable	$25,703	$24,079
Accrued liabilities	60,626	28,890
Income taxes payable	—	18,522
Deferred revenue	39,225	39,225
Minimum royalties payable	943	1,017

Total current liabilities	126,497	111,733
Deferred income taxes, non-current	29,611	29,000
Long-term portion of deferred revenue	138,597	158,135
Other non-current liabilities	5,586	6,894

Total liabilities	300,291	305,762
Abraxis BioScience net investment in New Abraxis, Inc.	493,766	458,165
Accumulated other comprehensive income	927	856

Net investment in New Abraxis, Inc.	494,693	459,021

Total liabilities and net investment in New Abraxis, Inc.	$794,984	$764,783

See accompanying notes to unaudited condensed combined financial statements

New Abraxis, Inc.

(a Component of Abraxis BioScience, Inc.)

Condensed Combined Statements of Operations and Comprehensive Loss

(Unaudited)

	Six Months Ended June 30,
	2007	2006
	(in thousands)
Abraxane® revenue	$149,553	$66,443
Other revenue	5,557	5,097

Net revenue	155,110	71,540
Cost of sales	14,558	11,055

Gross profit	140,552	60,485
Operating expenses:
Research and development	32,660	35,839
Selling, general and administrative	122,247	41,881
Amortization of 2006 Merger related intangibles	19,305	8,044
2006 Merger related research and development charge	—	83,447
Other 2006 Merger related costs	—	12,373
Equity in net income of Drug Source Company, LLC	(1,896)	(750)

Total operating expense	172,316	180,834

Loss from operations	(31,764)	(120,349)
Interest income and other	396	438
Interest expense	(57)	(4,681)

Loss before income taxes	(31,425)	(124,592)
Benefit for income taxes	(11,783)	(15,902)

Net loss	$(19,642)	$(108,690)

Comprehensive loss, net of tax:
Foreign currency translation adjustments	$(78)	$813
Unrealized gains (loss) on marketable equity securities	148	(400)

Other comprehensive income	70	413
Net loss	(19,642)	(108,690)

Comprehensive loss	$(19,572)	$(108,277)

See accompanying notes to unaudited condensed combined financial statements

New Abraxis, Inc.

(a Component of Abraxis BioScience, Inc.)

Condensed Combined Statements of Cash Flows

(Unaudited)

	Six Months Ended June 30,
	2007	2006
	(in thousands)
Cash flows from operating activities:
Net loss	$(19,642)	$(108,690)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	4,236	2,600
Amortization	194	433
Amortization of merger related inventory step-up	—	461
Amortization of merger related intangibles	19,305	8,044
Merger related in-process research and development charge	—	83,447
Stock-based compensation	10,458	10,062
Loss on disposal of property, plant and equipment	105	11
Deferred income taxes	(7,784)	(42,280)
Equity in net income of Drug Source Company, LLC, net of dividends received	(1,893)	(749)
Changes in operating assets and liabilities:
Accounts receivable, net	(21,936)	13,068
Inventories	1,190	(2,717)
Prepaid expenses and other current assets	(3,170)	604
Non-current receivables from related parties	(1)	119
Deferred revenue	(19,538)	198,644
Minimum royalties payable	(74)	(23)
Amounts due to officer/stockholder	—	(1,255)
Other non-current liabilities	(1,308)	(92)
Accounts payable and accrued expenses	20,895	23,012

Net cash provided by (used in) operating activities	(18,963)	184,699

Cash flows from investing activities:
Purchases of property, plant and equipment	(16,382)	(23,426)
Purchase of other non-current assets	(1,783)	(2,691)

Net cash used in investing activities	(18,165)	(26,117)

Cash flows from financing activities:
Repayment of borrowings	—	(190,000)
Payment of deferred financing costs	—	(852)
Net transactions with Abraxis BioScience	37,097	29,426

Net cash provided by (used in) financing activities	37,097	(161,426)

Effect of exchange rates translation on cash	(77)	813

Decrease in cash and cash equivalents	(108)	(2,031)
Cash and cash equivalents at beginning of period	525	2,291

Cash and cash equivalents at end of period	$417	$260

See accompanying notes to unaudited condensed combined financial statements

New Abraxis, Inc.

(a Component of Abraxis BioScience, Inc.)

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

June 30, 2007

(Unaudited)

(1)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed combined financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, these financial statements do not include all of the information and notes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ended December 31, 2007 or for other future periods. The balance sheet information at December 31, 2006 has been derived from the audited financial statements at that date, but does not include all of the information and notes required by generally accepted accounting principles for complete financial statements. All material intercompany balances and transactions have been eliminated in combination and certain balances in prior periods have been reclassified to conform to the presentation adopted in the current period.

On July 2, 2007, Abraxis BioScience, Inc. (“Abraxis BioScience”) announced that its board of directors approved a plan to separate its proprietary product business, which includes the Abraxis Oncology and Abraxis Research components, from its hospital-based products business, Abraxis Pharmaceutical Products, in a transaction that will result in two independent public companies. The proprietary products business following the separation is referred to in these financial statements as “New Abraxis” or the “Company.” The hospital-based products business following the separation is referred to in these financial statements as “New APP”. References to the historical assets, liabilities, products, businesses or activities of New Abraxis are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the business as it was conducted as part of Abraxis BioScience prior to the separation.

Each Abraxis BioScience stockholder on the record date will be entitled to receive shares of both New Abraxis and New APP in connection with the separation of the businesses. Additionally, Abraxis BioScience, New Abraxis and/or New APP expect to enter into a series of agreements, including a separation and distribution agreement, a transition services agreement, an employee matters agreement, a tax allocation agreement, a manufacturing agreement and various real estate leases. The transaction is subject to obtaining a favorable private letter ruling from the Internal Revenue Service and an opinion from tax counsel with respect to the U.S. federal income tax consequences of certain aspects of the proposed separation. Abraxis BioScience received the private letter ruling on October 5, 2007. Consummation of the separation is also subject to certain other conditions, including final approval by the Abraxis BioScience board of directors, approval for listing of the New Abraxis common stock on the Nasdaq Global Market, receipt of opinions with respect to solvency and related matters of the parties and the effectiveness of the registration statement to be filed with the Securities and Exchange Commission in connection with the separation. Approval by Abraxis BioScience stockholders is not required as a condition to the consummation of the proposed separation.

New Abraxis is one of the few fully integrated biotechnology companies, with a breakthrough marketed product (Abraxane®), global ownership of its proprietary technology platform and clinical pipeline, dedicated nanoparticle manufacturing capabilities for worldwide supply integrated with seasoned in-house capabilities, including discovery, clinical drug development, regulatory and sales and marketing.

New Abraxis owns the worldwide rights to Abraxane®, a next-generation, nanometer-sized, solvent-free taxane that was approved by the U.S. Food and Drug Administration, or the FDA, in January 2005 for its initial indication in the treatment of metastatic breast cancer and launched in February 2005. New Abraxis believes the successful launch of Abraxane® validates its nab™ tumor targeting technology, a novel biologically interactive (receptor-mediated) system to deliver chemotherapeutic agents in high concentrations preferentially to all tumors secreting a protein called SPARC, which attracts and binds to albumin.

Principles of Combination

Basis of Accounting and Combination

The combined financial statements include the assets, liabilities and results of operations the legal entities and components of Abraxis BioScience that constitute the proprietary products business to be separated. Such entities include, among others, New Abraxis’ wholly owned subsidiaries, Pharmaceutical Partners Switzerland GmbH, VivoRx AutoImmune, Inc., Chicago BioScience, LLC and Transplant Research Institute, as well as its majority-owned subsidiaries, Resuscitation Technologies, LLC and Cenomed BioSciences, LLC, and its investment in Drug Source Company, LLC, which is accounted for using the equity method. All material intercompany balances and transactions have been eliminated in combination. Historical cost basis of assets and liabilities has been reflected in these financial statements. Management believes that the assumptions underlying the combined financial statements are reasonable. However, the financial information in these financial statements does not include all the expenses that would have been incurred had New Abraxis been a separate, stand-alone entity and does not reflect New Abraxis’ results of operations, financial position and cash flows had New Abraxis been a stand-alone company during the periods presented.

Investment in Drug Source Company, LLC

Drug Source Company is a joint venture with three other partners established in June 2000 to purchase raw materials for resale to pharmaceutical companies, including New Abraxis. Because New Abraxis’ 50% interest in Drug Source Company does not provide financial or operational control of the entity, New Abraxis accounts for its interest in Drug Source Company under the equity method. New Abraxis’ equity in the net income of Drug Source Company is classified in operating expenses in the accompanying combined statements of income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Estimates may also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In June 2007, the FASB ratified the consensus reached by the EITF on EITF Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (or “EITF 07-3”). EITF 07-3 states that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the related services performed. If an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. EITF 07-3 is effective for fiscal years beginning after December 15, 2007 and earlier application is not permitted. New Abraxis often enters into agreements for research and development goods and service. As such, New Abraxis is evaluating the impact that the adoption of EITF 07-3 will have on its combined financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for our company on January 1, 2008. We are evaluating the impact that the adoption of SFAS No. 159 will have on the combined financial statements.

In September 2006, the FASB issued SFAS No. 157 which redefines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. SFAS No. 157 applies where other accounting pronouncements require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The effects of adoption will be determined by the types of instruments carried at fair value in a company’s financial statements at the time of adoption as well as the methods utilized to determine their fair values prior to adoption. Based on our current use of fair value measurements, SFAS No. 157 is not expected to have a material effect on New Abraxis’ results of operations or financial position.

(3) Inventories

Inventories are valued at the lower of cost or market as determined under the first-in, first-out, or FIFO, method, as follows:

	June 30, 2007			December 31, 2006
	Approved	Pending Regulatory Approval	Total Inventory	Approved	Pending Regulatory Approval	Total Inventory
	(in thousands)
Finished goods	$5,347	$—	$5,347	$5,043	$—	$5,043
Work in process	10,949	4,394	15,343	8,534	2,589	11,123
Raw materials	31,814	26,427	58,241	45,062	18,893	63,955

	$48,110	$30,821	$78,931	$58,639	$21,482	$80,121

Inventories consist of products currently approved for marketing and may include certain products pending regulatory approval. From time to time, New Abraxis capitalizes inventory costs associated with products prior to regulatory approval based on New Abraxis’ judgment of probable future commercial success and realizable value. Such judgment incorporates New Abraxis’ knowledge and best judgment of where the product is in the regulatory review process, New Abraxis’ required investment in the product, market conditions, competing products and New Abraxis’ economic expectations for the product post-approval relative to the risk of manufacturing the product prior to approval. In evaluating the market value of inventory pending regulatory approval as compared to its cost, New Abraxis considered the market, pricing and demand for competing products, its anticipated selling price for the product and the position of the product in the regulatory review process. If final regulatory approval for such products is denied or delayed, New Abraxis may need to provide for and expense such inventory.

At June 30, 2007 and December 31, 2006, inventory included $30.8 million and $21.5 million, respectively, in cost relating to products pending FDA or European regulatory approval at New APP’s Grand Island facility. Included in the amount pending approval at June 30, 2007 was raw materials of $23.6 million of paclitaxel (whole plant) with expiration dates starting in March 2010 and $2.8 million of other, which included $1.4 million of other Abraxane®-related products with expiration dates starting in September 2008, all of which have received FDA approval at New Abraxis’ Melrose Park facility and therefore can be used for production of Abraxane® . Included in the amount pending approval at December 31, 2006 was raw materials of $17.7 million of paclitaxel (whole plant) and $1.2 million of other Abraxane®-related products, all of which have received FDA approval at New Abraxis’ Melrose Park facility and therefore can be used for production of Abraxane®. Additionally, at June 30, 2007 and December 31, 2006, semi-finished products of $4.4 million and $2.6 million, respectively, in other Abraxane®-related products at New APP’s Grand Island facility were awaiting FDA or European approval. At June 30, 2007, other Abraxane®-related-semi-finished products at New APP’s Grand Island facility included $1.7 million in products with expiration dates starting in January 2008 and $2.7 million in products with expiration dates starting in the first half of 2009. New APP’s Grand Island facility received approval from the FDA for the production of Abraxane® in September 2007, and European approval at this facility is anticipated by the end of 2007.

New Abraxis routinely reviews its inventory and establish reserves when the cost of the inventory is not expected to be recovered or its product cost exceeds realizable market value. In instances where inventory is at or approaching expiry, is not expected to be saleable based on quality and control standards or for which the selling price has fallen below cost, New Abraxis reserves for any inventory impairment based on the specific facts and circumstances. Provisions for inventory reserves are reflected in the financial statements as an element of cost of sales with inventories presented net of related reserves.

(4) Acquisition and Other Transactions

Acquisition of Puerto Rico Manufacturing Facility

In February 2007, Abraxis BioScience, Inc. completed the acquisition of the Pfizer Inc. Cruce Davila manufacturing facility in Barceloneta, Puerto Rico for $32.5 million in cash. This 56-acre site consists of a 172,000 square foot validated manufacturing plant with capabilities of producing EU- and US-compliant injectable pharmaceuticals, as well as protein-based biologics and metered-dosed inhalers. In addition, the acquisition included a state-of-the-art, computer-controlled 90,000 square foot active pharmaceutical ingredients manufacturing plant, and two support facilities with quality assurance and laboratories, totaling 262,000 square feet. New Abraxis was allocated approximately 90,000 square feet of the facility, accounting for approximately $7.6 million of the purchase price. Under the terms of the agreement, New Abraxis has leased its portion of the facility back to Pfizer through February 2012.

Cenomed Joint Venture

In April 2007, New Abraxis formed a joint venture with Cenomed, Inc. to create Cenomed BioSciences, LLC. This venture is designed to further the research and development of novel drugs that interact with the central nervous system focused on psychiatric and neurological diseases, including the treatment of schizophrenia, neuroprotection, mild cognitive impairment and memory/attention impairment associated with aging, attention deficit hyperactivity disorder and pain. New Abraxis holds a 70% membership interest in the joint venture. New Abraxis made an initial contribution of $500,000 to the joint venture and will help to fund further development of these drugs. Cenomed BioSciences, LLC is consolidated in New Abraxis’ combined financial statements.

Exclusive License of Intellectual Property Portfolio

In May 2007, New Abraxis entered into an agreement with the University of Southern California (USC) under which it was licensed with the exclusive worldwide development and commercialization rights for an intellectual property portfolio of diagnostic protein biomarkers for therapy response, therapy toxicity and disease recurrence in colorectal cancers (CRCs). The intellectual property licensed is based on USC research by Associate Professor of Medicine Heinz-Joseph Lenz and colleagues.

Biocon Agreements

In June 2007, New Abraxis entered into an agreement with Biocon Limited under which New Abraxis licensed the right to develop and commercialize a biosimilar version of G-CSF (granulocyte-colony stimulating factor) in North America and the European Union. New Abraxis will pay a $7.5 million licensing fee upon achievement of the only milestone under the agreement and, following regulatory approval in the licensed territories, will pay royalties to Biocon based on a percentage of net sales.

In June 2007, New Abraxis entered into a license agreement with Biocon Limited under which we granted Biocon the right to market and sell Abraxane® in India, Pakistan, Bangladesh, Sri Lanka, United Arab Emirates, Saudi Arabia, Kuwait and certain other South Asian and Persian Gulf countries. New Abraxis will receive payments from Biocon based on the higher of a percentage of net sales or a specified profit split under the license agreement. In October 2007, New Abraxis received regulatory approval from India’s Drug Controller General to market Abraxane® for the treatment of metastatic breast cancer in India. Commercial introduction of Abraxane® in the Indian market is expected in 2008 following completion of appropriate importation certifications.

(5) Intangible Assets

The following table reflects the components of intangible assets, which have finite lives:

	June 30, 2007		December 31, 2006
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(in thousands)
Core technology	$220,202	$38,011	$220,202	$22,282
Customer relationships	23,588	4,072	23,588	2,387
Tradename	26,478	4,570	26,478	2,679
Other	2,099	1,143	1,554	1,091

Total	$272,367	$47,796	$271,822	$28,439

Estimated amortization expense for identifiable intangible assets, other than goodwill, for each of the five succeeding years is $38.6 million.

(6) Related Party Transactions

For each of the periods presented, New Abraxis’ product development and general and administrative functions were fully integrated with Abraxis BioScience, including product development, treasury, payroll, internal audit, information technology, corporate income tax, legal services and investor relations. In addition, Abraxis BioScience provided manufacturing services to New Abraxis at cost. After the separation, certain of these arrangements will continue on a temporary basis for a period generally not to exceed 24 months, or four or five years in the case of manufacturing-related activities and lease arrangements. The accompanying financial statements reflect the application of certain estimates and allocations and management believes the methods used to allocate these operating expenses are reasonable. The allocation methods include relative head count, sales, square footage and management knowledge. These allocated operating expenses totaled $31.1 million and $15.6 million for the six-month periods ended June 30, 2007 and 2006, respectively. The financial information in these combined financial statements does not include all the expenses that would have been incurred had New Abraxis been a separate, stand-alone entity. As such, the financial information herein does not reflect the combined financial position, results of operations and cash flows of New Abraxis in the future or what they would have been, had New Abraxis been a separate, stand-alone entity during the periods presented.

(7) Accrued Liabilities

Accrued liabilities consisted of the following at:

	June 30, 2007	December 31, 2006
	(in thousands)
Sales and marketing	$17,250	$9,983
Payroll and employee benefits	7,730	6,733
Legal and insurance	26,426	1,035
RSU—short term	6,948	9,670
Other	2,272	1,469

	$60,626	$28,890

(8) Income Taxes

In 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”), which provides specific guidance on the financial statement recognition, measurement, reporting and disclosure of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 addresses the determination of whether tax benefits, either permanent or temporary, should be recorded in the financial statements. New Abraxis adopted FIN 48 as of January 1, 2007. The adoption of this statement did not have a material impact on New Abraxis’ combined results of operation and financial condition.

As of the six months ended June 30, 2007, the total amount of gross unrecognized tax benefits, which are reported in other liabilities in the condensed combined balance sheet, is $1.0 million. This entire amount would impact New Abraxis’ effective tax rate over time, if recognized. In addition, New Abraxis accrues interest and any necessary penalties related to unrecognized tax positions in its provision for income taxes.

At June 30, 2007, principally due to nondeductible book amortization expense, the deferred tax assets of New Abraxis exceeded its deferred tax liabilities. In the judgment of management, it is more likely than not that the resulting net deferred tax asset will not be realized. Therefore, New Abraxis recorded a valuation allowance of $959,000 against its deferred tax assets at June 30, 2007. As New Abraxis generated taxable income in 2006, the net operating losses incurred in 2007 could be carried back to offset that taxable income. Accordingly, New Abraxis recorded an income tax benefit of 37.5% in the six month period ended June 30, 2007; without the valuation allowance, the benefit would have been 40.5%.

Abraxis BioScience or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the second quarter of 2007, the Internal Revenue Service (IRS) concluded an examination of Abraxis BioScience’s U.S. income tax returns for tax years 2004 and 2005. In addition, Abraxis Bioscience recently received a “no adjustment” closing letter from the IRS in regard to an audit of its previous parent company (ABI) related to a 2002 net operating loss carry back to consolidated tax years 1997, 1998, 1999, 2000 and 2001.

The Illinois Department of Revenue has commenced an audit of Abraxis BioScience’s Combined Unitary Tax Returns for tax years 2003 through 2005. In addition, Abraxis BioScience received notice of intent to examine income tax returns from California (tax years 2004-2006), Massachusetts (2005-2006) and North Carolina (2003-2006). These audits will begin in the fourth quarter of 2007. There are no other open federal, state or foreign government income tax audits of Abraxis BioScience.

The results of the closed federal and state audits above have been reflected in the financial statements of New Abraxis.

(9) Accumulated Other Comprehensive Loss

At June 30, 2007 and 2006, New Abraxis had cumulative foreign currency translation gain adjustments of $0.2 million and $0.1 million, respectively. In addition, at June 30, 2007 and December 31, 2006, New Abraxis had cumulative unrealized gains on marketable equity securities of $0.7 million and $2.1 million, respectively.

(10) Contingencies

Litigation

In December 2004, a former officer and employee and a former director of American BioScience, the former parent of Abraxis BioScience, filed a demand for arbitration with the American Arbitration Association against Abraxis BioScience (then known as American Pharmaceutical Partners), New Abraxis’ Chief Executive Officer and American BioScience. In the arbitration, this individual asserted that Abraxis BioScience improperly terminated his employment and that the defendants breached various promises allegedly made to him. This individual sought various forms of relief, including monetary damages and equity interests in Abraxis BioScience common stock. The arbitration was held in May 2007. The parties entered into a settlement agreement and release in October 2007 with respect to all disputes between the parties, including the action described below. Pursuant to the indemnification provisions of the definitive agreements for the 2006 Merger, the former ABI shareholders will indemnify us for most of our obligations under the settlement agreement.

In addition, in May 2006, this same former officer filed an action against Abraxis BioScience, American BioScience and certain of Abraxis BioScience’s directors in Cook County, Illinois relating to the 2006 Merger alleging that the defendants breached fiduciary duties to its stockholders by causing Abraxis BioScience to enter into the merger agreement. The complaint sought $12 million in damages. In July 2007, the Court dismissed this action on the grounds of forum non-conveniens. In September 2007, this same individual filed a substantially identical action in Los Angeles Superior Court, County of Los Angeles. This action was settled in October 2007 pursuant to the terms of the settlement agreement and release described above.

On or about December 7, 2005, several stockholder derivative and class action lawsuits were filed against Abraxis BioScience (then known as American Pharmaceutical Partners), its directors and American BioScience in the Delaware Court of Chancery relating to the 2006 Merger. Abraxis BioScience was a nominal defendant in the stockholder derivative actions. The lawsuits allege that Abraxis BioScience’s directors breached their fiduciary duties to stockholders by causing Abraxis BioScience (then known as American Pharmaceutical Partners) to enter into the merger agreement, which, it is alleged unjustly enriched American BioScience’s stockholders and caused the value of the shares held by Abraxis BioScience’s public stockholders to be significantly diminished. The lawsuits seek, among other things, an unspecified amount of damages and the rescission of the merger. In May 2007, the plaintiffs voluntarily dismissed the derivative and unjust enrichment claims, and the action is proceeding as a putative class action solely against the individual defendants. New Abraxis will assume any liability of Abraxis BioScience relating to this litigation under the separation and distribution agreement.

On July 19, 2006, Élan Pharmaceutical Int’l Ltd. filed a lawsuit against Abraxis BioScience in the U.S. District Court for the District of Delaware alleging that Abraxis BioScience willfully infringed upon two of their patents by asserting that Abraxane® uses technology protected by Élan-owned patents. Élan seeks unspecified damages and an injunction. In August 2006, Abraxis BioScience filed a response to Élan’s complaint contending that it did not infringe on the Élan patents and that the Élan patents are invalid. The trial has been set to begin in June 2008. New Abraxis will assume any liability of Abraxis BioScience relating to this litigation under the separation and distribution agreement.

New Abraxis is from time to time subject to claims and litigation arising in the ordinary course of its business. New Abraxis intends to defend vigorously any such litigation that may arise under all defenses that would be available to it. In the opinion of management, the ultimate outcome of proceedings of which management is aware, even if adverse to New Abraxis, will not have a material adverse effect on New Abraxis’ combined financial position or results of operations.

New Abraxis records accruals for contingencies to the extent that it concludes their occurrence is probable and the related damages are estimable. As of June 30, 2007, New Abraxis had accrued a reserve of $19.7 million for the arbitration matter described above. Pursuant to the indemnification provisions of the definitive agreements for the 2006 Merger, the former ABI shareholders will indemnify us for most of our obligations under the settlement agreement. The amount paid by the former ABI shareholders pursuant to the indemnification provisions will be recorded in New Abraxis’ subsequent financial statements. New Abraxis cannot otherwise reasonably estimate the maximum potential exposure or the range of possible loss in excess of amounts accrued for the remaining contingencies, nor is it possible to accurately predict or determine the eventual outcome of these matters. These assessments involve complex judgments about future events and rely on estimates and assumptions. Although New Abraxis believes it has substantial defenses in these matters, litigation is inherently unpredictable and it could in the future incur judgments or enter into settlements that could have a material adverse effect on its results of operations.

Regulatory Matters

New Abraxis is subject to regulatory oversight by the United States Food and Drug Administration and other regulatory authorities with respect to the development, manufacturing and marketing of its products. Failure to comply with regulatory requirements can have a significant effect on New Abraxis’ business and operations. Management has designed and operates a system of controls to attempt to ensure compliance with regulatory requirements.

In late December 2006, New Abraxis received a warning letter from the FDA regarding its Melrose Park facility following a periodic review of the facility earlier in the year. The focus of the letter was the agency’s belief that New Abraxis needed to accelerate the implementation of certain improvements it presented, as well as make some of the improvements more robust. The FDA completed its re-inspection of the facility in September 2007. Based on that re-inspection, in October 2007, the FDA informed New Abraxis that it had satisfactorily resolved the issues associated with the warning letter and began approving New APP’s pending product applications at that facility. Prior to the receipt of the warning letter, New Abraxis had adopted a four-year modernization plan for the Melrose Park facility with estimated minimum capital expenditures of approximately $12 million. Notwithstanding the fact that New APP LLC will lease the Melrose Park facility from New Abraxis for a term of four or five years following the separation and related transactions, New Abraxis generally will be responsible for the cost of implementing the modernization plan.

(12) Subsequent Events

Acquisition of Manufacturing Facility in Phoenix, Arizona

In July 2007, New Abraxis acquired Watson Pharmaceuticals, Inc.’s sterile injectable manufacturing facility in Phoenix, Arizona. This fully-equipped facility, comprising approximately 200,000 square feet, includes manufacturing as well as chemistry and microbiology laboratories and has the ability to manufacture lyophilized powders, suspension products, and aqueous and oil solutions. In connection with the acquisition, New Abraxis has agreed to contract manufacture certain injectable products for and on behalf of Watson for a specified period of time.

California NanoSystems Institute

In July 2007, New Abraxis entered into a research collaboration agreement with the California NanoSystems Institute (CNSI), at UCLA under which the parties agreed to collaborate on early research in nanobiotechnology for the advancement of new technologies in medicine. Under the agreement, New Abraxis agreed to contribute $10 million over ten years to fund collaborative projects in the new CNSI building at UCLA. The partnership provides CNSI and New Abraxis’ researchers the opportunity to jointly pursue innovative approaches to the diagnosis and treatment of life-threatening diseases, leveraging the complementary resources and skills of both organizations.